Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Confidential Draft Submission No. 2 as confidentially submitted with the Securities and Exchange Commission on April 10, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NIQ Global Intelligence plc (1)

(Exact name of registrant as specified in its charter)

Ireland	7370	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 West Jackson Boulevard

Chicago, IL 60606

312-583-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Peck

Chief Executive Officer

NIQ Global Intelligence plc

200 West Jackson Boulevard

Chicago, IL 60606

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig Marcus, Esq. Thomas Fraser, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000	John Blenke, Esq. Chief Legal Officer NIQ Global Intelligence plc 200 West Jackson Boulevard Chicago, IL 60606 312-583-5100	Richard Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒

Accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

(1) In connection with this offering, the Registrant, which is currently named NIQ Global Intelligence Limited and organized as a private limited company under the laws of Ireland, will re-register under the Irish Companies Act 2014 as a public limited company and change its name to NIQ Global Intelligence plc.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 10, 2025

Preliminary prospectus

    shares

NIQ Global Intelligence plc

Ordinary Shares

$     per share

This is the initial public offering of our ordinary shares. We are offering       ordinary shares. We currently expect the initial public offering price to be between $      and $      per ordinary share.

We have granted the underwriters an option to purchase up to      additional ordinary shares within 30 days of the date of this prospectus.

After the completion of this offering, an affiliate of Advent International, L.P. will own a majority of the voting power of our outstanding ordinary shares. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Principal Shareholders.”

Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “NIQ.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)	For additional information regarding underwriting compensation see “Underwriting.”

Investing in our ordinary shares involves risk. See “Risk Factors” beginning on page 25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to investors on or about , 2025.

J.P. Morgan	BofA Securities	UBS Investment Bank

Barclays	RBC Capital Markets

Prospectus dated     , 2025

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

Basis of Presentation

Historically, our business has been operated through Intermediate Dutch Holdings B.V., an indirect subsidiary of AI PAVE Dutchco I B.V., and its consolidated subsidiaries, including Indy US Holdco, LLC, a Delaware limited liability company (“US Holdco”), and our other operating subsidiaries. On July 10, 2023 (the “Combination Closing Date”), we completed a strategic combination with GfK SE (the “GfK Combination”). Subsequent to the Combination Closing Date, our operations comprise the operations of Intermediate Dutch Holdings B.V. and its consolidated subsidiaries, including GfK GmbH, formerly, GfK SE, and its consolidated subsidiaries.

On January 21, 2025, AI Global Investments (Netherlands) PCC Limited acquired Flower Road Limited, an Irish private company with limited liability that was incorporated in Ireland on June 6, 2017 as a dormant company. On January 23, 2025, we renamed such entity NIQ Global Intelligence Limited. Prior to the completion of this offering, NIQ Global Intelligence Limited will re-register under the Irish Companies Act 2014 as a public limited company and be renamed NIQ Global Intelligence plc. In addition, shortly prior to the completion of this offering, we will undertake a series of restructuring transactions that will result in NIQ Global Intelligence plc becoming the direct parent company of AI PAVE Dutchco I B.V. and the indirect parent of other intermediate holding companies, with all holders of equity interests in AI PAVE Dutchco I B.V. becoming shareholders of NIQ Global Intelligence plc. We refer to these transactions as the “Reorganization” throughout this prospectus. Prior to the Reorganization, NIQ Global Intelligence Limited had no material assets and conducted no operations (other than activities incidental to its formation, the Reorganization and this offering). Intermediate Dutch Holdings B.V. has been determined as the accounting predecessor of NIQ Global Intelligence plc. Upon the completion of the Reorganization, the historical consolidated financial statements of Intermediate Dutch Holdings B.V. included in this prospectus will become the historical financial statements of NIQ Global Intelligence plc. The historical financial information of NIQ Global Intelligence plc has not been included in this prospectus as it has no business transactions or activities to date.

Unless the context requires otherwise, references in this prospectus to:

•	the “2021 Carve-Out Transaction” means the acquisition by an affiliate of Advent International, L.P. and Mr. Peck of Nielsen Holdings’ Connect business, which was completed in March 2021;

•	“Adjacent Verticals” means financial services, government, media, and advertising sectors;

•	“Advent” means Advent International, L.P.;

•	“Advent Shareholder” means AI Global Investments (Netherlands) PCC Limited, an affiliate of Advent that acquired its interest in NIQ in the 2021 Carve-Out Transaction;

•	“AI” means artificial intelligence and machine learning;

•	“AI PAVE Dutchco I B.V.” means a private company with limited liability organized under the laws of the Netherlands;

•	“Canadian Term Loan Facility” means the CAD term loan facility provided under the Credit Agreement;

•	“Cash Data Costs” means the costs paid by the Company in cash to acquire data (or where accrued due to timing as applicable) and excludes non-cash costs, such as certain cooperation or in-kind costs.

•

the “Company,” “NielsenIQ,” “NIQ,” the “NIQ group,” “we,” “us” and “our” means, prior to the Reorganization, Intermediate Dutch Holdings B.V. and its consolidated subsidiaries and, after the Reorganization, NIQ Global Intelligence plc and its consolidated subsidiaries;

•	“Connect” means our data engine;

•	“Credit Agreement” means the Credit Agreement, dated as of March 5, 2021 (as amended through that certain Eleventh Amendment to Credit Agreement, dated as of January 24, 2025), by and among, inter

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

alios, AI PAVE Dutchco III B.V., a private company with limited liability organized under the laws of the Netherlands, Intermediate Dutch Holdings B.V., a private company with limited liability organized under the laws of the Netherlands, US Holdco, Nielsen Consumer Inc., a Delaware corporation, Indy Dutch Bidco B.V., a private company with limited liability organized under the laws of the Netherlands, the revolving borrowers from time to time party thereto, JPMorgan Chase Bank NA., as the administrative agent and the U.S. collateral agent, Kroll Agency Services (US) LLC, as non-US Collateral Agent and the lenders and issuing banks from time to time party thereto;

•	“Credit Facilities” means the US Term Loan Facility, the EUR Term Loan Facility, the Canadian Term Loan Facility and the Revolving Credit Facility;

•	“Discover” means our cloud-based platform;

•	“Ecosystem” or “NIQ Ecosystem” means the combination of our proprietary data, best-in-class technology, human intelligence, and sophisticated software applications and analytics solutions;

•	“EUR Term Loan Facility” means the EUR term loan facility provided under the Credit Agreement;

•	“fiscal year 2022,” “fiscal year 2023” and “fiscal year 2024” means our fiscal year ended December 31, 2022, 2023 and 2024, respectively;

•	“FMCG” means fast moving consumer goods;

•	“GDR” means Gross Dollar Retention and represents the amount of prior period annualized revenue we have retained from existing clients in the current period;

•	“GfK Combination” refers to the strategic combination between NIQ and GfK SE that was completed on July 10, 2023;

•	“Highly reoccurring revenue” means revenue from either annual, multi-year contracts or from a client purchasing the same solution in the same country each year for the past three years;

•	“Intermediate Dutch Holdings B.V.” means a private company with limited liability organized under the laws of the Netherlands;

•	“large and mid-sized clients” means our clients from whom we derived at least $50,000 in revenue during the last twelve months;

•	“Nielsen Holdings” means Nielsen Holdings Limited (formerly Nielsen Holdings plc), our former parent company;

•	“NDR” means Net Dollar Retention and represents the amount of annualized revenue that we generate from our existing clients;

•

the “Required GfK European Consumer Panel Services Divestiture” means our divestiture of GfK’s European Consumer Panel services business on January 9, 2024 that was required by the European Commission to address their competition law concerns.

•	“Revolving Credit Facility” means a revolving credit facility provided under the Credit Agreement;

•	“SKU” means stock keeping units, a designation that retailers assign to products to keep track of stock levels;

•	“SMB” means small and medium sized businesses;

•	“T&D” means technology and durables;

•	“The Full View” means our unified, AI-powered technology platform that provides a global, omnichannel view of consumer shopping behavior;

•	“US Holdco” means Indy US Holdco, LLC, a Delaware limited liability company, an indirect subsidiary of Intermediate Dutch Holdings B.V.; and

•	“US Term Loan Facility” means the USD term loan facility provided under the Credit Agreement.

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Industry and Market Data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

Other industry and market data included in this prospectus are from NIQ analyses. We are a leading global consumer intelligence company and we maintain databases, produce market analyses and deliver information to our clients in the ordinary course of our business. Our information is widely referenced in the industry and used by governments, our clients, the financial community and others. Most of this information is available on a subscription basis. Other reports and information are available publicly through our website. In some cases, the information has been developed by us for purposes of this offering based on our existing data and is believed by us to have been prepared in a reasonable manner. All such information is based upon our own market research, internal databases and published reports and has not been verified by any independent sources.

While we believe the industry and market data presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Trademarks, Service Marks and Trade Names

This prospectus includes our trademarks, service marks and trade names such as NIQ and the NIQ logo, which are protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners, including NielsenIQ and other trademarks and service marks that we license from a subsidiary of Nielsen Holdings, our former parent company. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, sm and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Non-GAAP Financial Measures

This prospectus contains “non-GAAP financial measures,” including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Net (Loss) Income, and Adjusted Loss Per Share. These are financial measures that are not calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). We consider them to be important supplemental measures of our performance and liquidity and believe they are useful to securities analysts, investors, and other interested parties in their evaluation of our operating performance and liquidity. These measures reflect the results from the primary operations of our business by excluding the effects of certain items that we do not consider indicative of our core operations and ongoing operating performance.

Our financial statements are prepared and presented in accordance with GAAP. These non-GAAP financial measures are not presentations made in accordance with GAAP and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. Consequently, our

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

non-GAAP financial measures should be considered together with our audited consolidated financial statements included in this prospectus, which are prepared in accordance with GAAP. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

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Confidential Treatment Requested by NIQ Global Intelligence Limited

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A LETTER FROM OUR CEO

I am pleased to introduce NIQ, the transformed global leader of the consumer intelligence industry. NIQ has shifted the consumer intelligence paradigm – moving from providing unique data insights to being an AI-powered, intelligence-based ecosystem that enables brands, retailers and other companies around the world to make better informed decisions and create significant value for their businesses.

I have played a leadership role in several other value creation stories as CEO of TransUnion and CEO of LexisNexis Risk Management, the former in partnership with Advent International. In 2020, Advent and I saw an opportunity. Nielsen Holdings (formerly NYSE: NLSN) was in the process of separating its “Connect” business from its “Media” business. Nielsen Connect, formerly known in the public markets as Nielsen’s “Buy” segment, had a rich, 100-year heritage dating back to Arthur C. Nielsen, the creator of market share.

In the years preceding our 2021 Carve-Out Transaction, the Nielsen Connect business was being outmaneuvered despite its strategic position in the consumer intelligence market and critical nature of its data for clients. Growth and product development were stagnant due to underinvestment, while margins were suffering. At the same time, the consumer landscape was shifting rapidly, with shoppers engaging across multiple channels and demanding more optionality, faster service and more personalized experiences. Given the industry dynamics and NIQ’s strong fundamentals and market position, we believed the company had significant potential. The business has deep, long-standing client relationships with most of the world’s largest manufacturers and retailers, with a sticky, long-term subscription-based revenue model. The common refrain from consumer packaged goods (“CPG”) executives was, “NIQ is mission-critical to what we do” and “we couldn’t operate without NIQ data and insights.” It became very clear to us that, with the right strategy and prudent investments, NIQ could re-position as an industry disruptor within the very industry it created and become the re-energized, innovative company it is today.

After four years of significant organic and inorganic investment and a culture shift to client-focused innovation, NIQ now possesses a modernized tech stack that enables rapid innovation for clients, a broadened global coverage and enhanced eCommerce offerings, AI-driven analytics and a disciplined go-to-market motion. Our strategy and investments have positioned us to capture growth opportunities to increase wallet share with existing clients, further penetrate the small and medium-sized business (“SMB”) segment and expand in new verticals. In July 2023, we acquired GfK – the global leader in tech and durables (“T&D”) measurement – which expanded our addressable market and created new revenue growth opportunities and operating synergies.

Critical to these achievements has been our world-class leadership team:

•

Chief Technology Officer, Mohit Kapoor – the architect and leader of TransUnion’s tech re-platforming – and his technology team have supercharged NIQ’s global data collection and built a scalable, AI-driven technology platform enabling our client-focused culture of innovation. With our approximately $400 million capital investment now complete, we believe we have not only re-established our market-leading position but have positioned the business for future success.

•

Chief Operating Officer, Tracey Massey – who led the confections and pet food businesses at Mars – joined NIQ because, as a client, she had seen first-hand NIQ’s mission-criticality and AI-powered value creation. Her sales team is executing a more agile, client-focused sales approach: cross-selling new products, moving swiftly into new verticals and markets, and delivering on a disciplined pricing and renewals strategy.

•

Chief Financial Officer, Mike Burwell – who led transformation efforts at PwC – and his team have transformed our financial processes and improved our financial profile, headlined by revenue growth, increased operational and capital efficiency and expanding margins, all while investing in innovation and future profitable growth.

Confidential Treatment Requested by NIQ Global Intelligence Limited

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Chief Strategy Officer, Curtis Miller – who executed key initiatives and mergers and acquisitions at TransUnion as Chief Strategy Officer – has led pivotal change and transformation efforts at NIQ, including completing our strategic investments that helped to revitalize our product offerings, expanding data coverage and building our eCommerce business to bolster our market position.

With our transformation largely behind us, we are now on our “front foot,” aiming to further capitalize on what we have built in our exciting next phase of innovation and growth. Nearly all of our clients have migrated to our new AI-powered cloud-based platform, which has driven a tangible increase in client retention and wallet share. This is fueling our consistent topline growth, larger Total Addressable Market (“TAM”) penetration in new verticals, and AI-led product growth and innovation, all while improving margins and free cash flow and reducing leverage. We will continue to innovate and serve our global client base, deepen penetration in newer markets and verticals, and realize synergies from our GfK acquisition. Also, we believe as we further embed AI within our business and our ecosystem, we will drive additional growth and efficiency for our clients and our business.

In closing, with all of this opportunity in front of us, it is an exciting time to be at NIQ. We believe the path ahead for NIQ is incredibly bright, and we are excited for you to join us on this journey. I am fortunate to lead an experienced team of operators with deep industry knowledge and a proven track record of delivering results. I deeply understand this world of big data, analytics and AI and I believe our management team, as well as our global team of more than 38,000 dedicated NIQ employees, are as talented as they come. Our shared passion for client service, innovation, technical curiosity, and value creation drives our organization and supports our ability to achieve sustained, profitable growth.

Jim

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our ordinary shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy our ordinary shares. Unless the context requires otherwise, references in this prospectus to the “Company,” “NielsenIQ,” “NIQ,” the “NIQ group,” “we,” “us” and “our” refer, prior to the Reorganization, to Intermediate Dutch Holdings B.V. and its consolidated subsidiaries and, after the Reorganization, to NIQ Global Intelligence plc and its consolidated subsidiaries.

Our Mission

We provide brands, retailers and other clients a holistic view of consumer shopping behavior globally to drive mission-critical strategic and operating decisions and facilitate better economic outcomes.

Our Company

We are a leading global consumer intelligence company positioned at the nexus of brands, retailers and consumers. We manage a comprehensive and integrated ecosystem – The NIQ Ecosystem – which combines proprietary data, best-in-class technology, human intelligence, and highly sophisticated software applications and analytics solutions. Our unified, artificial intelligence and machine learning (“AI”)-powered technology platform aggregates, harmonizes and enriches vast amounts of global consumer shopping data from a myriad of diverse sources, generates rich, proprietary reference data and metadata, and provides a global, omnichannel view of consumer shopping behavior – The Full View. Our global reach spans over 90 countries covering approximately 85% of the world’s population, more than half the world’s gross domestic product (“GDP”) and more than $7.2 trillion in global consumer spend as of December 31, 2024. Leveraging our strong NIQ brand, long-term client relationships, global scale, proprietary technology, and extensive data and insights, we are positioned as a global leader in measuring, analyzing, and predicting consumer behavior in the fast-moving consumer goods (“FMCG”), tech and durables (“T&D”) and other verticals in which we operate.

Our solutions, mission-critical insights, analytics and software applications are deeply embedded across our clients’ enterprise and power their core strategic and operating decisions, including:

•	Measuring and assessing sales performance;

•	Optimizing pricing and promotion strategies;

•	Maintaining and strengthening their market positions;

•	Segmenting and personalizing consumer products;

•	Driving innovation and profitable growth;

•	Managing trade and advertising budgets; and

•	Guiding executives and Boards on incentive compensation, competitive analysis and M&A strategy.

Our diverse client base of approximately 23,000 companies spans industries and geographies. We work with many of the world’s largest consumer brands and retailers – including approximately half of the Fortune 500 and nearly 80% of the Fortune 100 companies – as well as clients in high-growth verticals and small and medium-sized business (“SMB”). Our clients include both established brands, such as Coca-Cola, Nestlé, Samsung and Sony, as well as emerging brands, such as Malk, Great Lakes Brewing, SharkNinja and Serenity Kids. We collaborate with top U.S. retailer clients, such as Target and Walmart, as well as international retailers, such as

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ALDI and LIDL. In addition to growing within our core FMCG, T&D and retailer verticals, during the past several years, we have expanded into several adjacent verticals including, but not limited to, financial services, government, media and advertising. Also, NIQ’s deep integration within clients’ operational workflows has enabled us to foster long-term relationships. For example, as of December 31, 2024, partnerships with our top five longest-tenured clients averaged more than 70 years in duration.

Our ability to retain clients underpins our predictable and scalable revenue model, which was approximately 80% recurring in nature in fiscal year 2024. Our visibility into, and the predictability of, our revenue streams is driven by long-term subscription contracts within our Intelligence offerings, as well as high client adoption rates of our on-demand Analytics offerings, which are our bespoke analyses tailored to clients’ specific business objectives. Our scalable, “build once, deploy everywhere” business model and unified AI-powered technology platform allow us to rapidly deploy and scale our products and services, lower our cost to serve clients and grow revenue at increasing margins.

Our total revenue was $3.3 billion and $4.0 billion for fiscal year 2023 and fiscal year 2024, respectively, representing year-over-year growth of 18.9%, with Organic Constant Currency Revenue Growth of 6.2%. Our net loss attributable to NIQ was $476.2 million and $722.7 million for fiscal year 2023 and fiscal year 2024, respectively, representing a year-over-year increase of 51.8%. Adjusted EBITDA was $595.9 million and $740.7 million in fiscal year 2023 and fiscal year 2024, respectively, representing a year-over-year increase of 24.3%. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” Also, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth” below for additional information.

Our Transformation

In March 2021, the Advent Shareholder, in partnership with James “Jim” Peck, the former Chief Executive Officer of TransUnion, acquired Nielsen Holdings’ “Connect” business (the “2021 Carve-Out Transaction”), and subsequently rebranded it as NIQ. While the Nielsen Connect business was attractively positioned in the consumer intelligence market with its leading data assets and attractive business model, it had been experiencing declining revenue and margins. Since the 2021 Carve-Out Transaction, we have undergone a significant business transformation, including making approximately $910 million of organic and inorganic investments, excluding the GfK Combination, to improve our business and capabilities and position the business for long-term shareholder value creation. Key areas of our business transformation have included:

•	Revamping our entire senior leadership team and appointing new leaders across more than one-third of our top 200 executive positions;

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Investing approximately $400 million to transform our technology platform into a cloud-based scalable technology platform, with natively embedded AI capabilities and the ability to seamlessly process high volumes of disparate data while lowering our overall cost structure. Since 2021, we also invested more than $510 million in seven tuck-in acquisitions and a strategic investment (Fetch) to address strategic gaps in our legacy business’ coverage (such as eCommerce) and further enhance our analytics capabilities and retailer tools;

•	Acquiring GfK, a leading consumer intelligence provider in T&D goods with a focus on international markets;

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Establishing a leading position in global eCommerce and omnichannel coverage through strategic acquisitions and organic product enhancement. These proprietary solutions enable us to provide The Full View of consumer shopping behavior, a critical point of differentiation to our clients;

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Adopting a client-centric approach to sales operations and sales strategy. We established a centralized pricing function and standardized the contract renewal process to instill greater pricing discipline, focusing on multi-year contracts; and

•	Implementing a cost optimization program and realizing synergies related to the GfK combination has resulted in significant net annualized run-rate savings and expanded operating leverage.

Since the 2021 Carve-Out Transaction, our client-focused innovation and other operational improvements have enabled us to renew all 68 of our largest clients by revenue that have come up for renewal, reduce Cash Data Costs from 22% of revenue in fiscal year 2021 to 16% of revenue in fiscal year 2024, reduce net loss and expand Adjusted EBITDA margins for more than 550 basis points of improvement, increase our Intelligence net dollar retention rate from 94% in fiscal year 2020 to 104% in fiscal year 2024 and achieve fiscal year 2024 Organic Constant Currency Revenue Growth of 6.2%.

Our management team has led our transformation into a high-performing, innovative and nimble company, one that can both rapidly anticipate and meet our clients’ most critical business needs. From this foundation, we believe we are well-positioned to execute on our strategy of driving shareholder value through rapid innovation, consistent revenue growth, disciplined cost management, and increased profitability.

Industry Background

The global consumer shopping landscape is vast and is estimated at $58 trillion in 2023. The consumer landscape is also rapidly changing, creating strategic and operational challenges – as well as growth opportunities – for brands, retailers and other industry participants. Consumer purchase patterns have become increasingly “omnichannel” with consumers shopping across a growing number of platforms and channels including, brick-and-mortar stores, online and mobile platforms, and social-commerce and quick-commerce channels. This rapidly changing consumer shopping “journey” has significantly increased the volume and complexity of shopping and transaction data. Simultaneously, consumers are increasingly seeking more convenience and personalized shopping experiences, which amplifies competition amongst the growing number of consumer brands and shopping channels.

We believe this dynamic, omnichannel, highly competitive backdrop creates significant growth opportunities for The NIQ Ecosystem. Companies increasingly seek real-time access to trusted, neutral, comprehensive and granular intelligence and analytics, as well as appropriate data governance, that enables them to efficiently engage consumers, drive sales, increase repeat purchases and foster loyalty across global markets, which we believe can only be accomplished with NIQ’s global, mission-critical view of consumer shopping behavior.

Our NIQ Ecosystem

Our Ecosystem is purpose-built for seamless, comprehensive client value creation. We believe it is deeply embedded into our clients’ ecosystems and workflows, driving their pricing, advertising, supply chain, promotion, compensation decisions and other mission-critical functions by:

•	combining AI with human intelligence to generate granular reference data, standardizing it across channels, categories and countries;

•	leveraging a large global scale and modern technology that can process, validate and enrich vast amounts of data daily to deliver real-time analytics and insights;

•	enabling our modular software to serve as clients’ authoritative source for on-demand access to The Full View of consumer shopping behavior; and

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•	facilitating the seamless rollout of new solutions simultaneously to all regions globally.

NIQ Intelligence: Our Powerful Data Assets and Capabilities

We obtain data on online and offline consumer shopping behavior from diverse sources across categories such as grocery, drug, convenience, electronic, department stores, pet, beauty, beverage and alcohol, as well as across channels including eCommerce, social commerce and quick commerce, including, as of December 31, 2024:

•	point-of-sale data from over 3,600 retailers in over 90 countries, often serving as a preferred global data partner;

•	proprietary consumer panels with more than 5.5 million consumers across over 50 countries;

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exclusive data partnerships, including with Fetch Rewards, from whom we received more than three billion receipts on an annual basis, up from 103 million total receipts in 2021, from over 12 million consumers;

•	direct partnerships with, and alternative data reads sourced from, the largest eCommerce platforms; and

•	small and local businesses via over 12,000 field auditors across 80 countries.

We believe our databases are some of the largest, most accurate and most complete databases in the markets we serve, including a catalog of over nine billion product attributes, averaging over 40 attributes per product. We source several core datasets from our retail partners, many of which are unique and difficult to replicate. Through strategic acquisitions and organic investments since the 2021 Carve-Out Transaction, we have expanded our data sources well beyond traditional point-of-sale. This expansion includes collecting e-receipts in more than 23 countries, direct online digital shelf measurement in more than 50 countries, and through our panelists and other digital tools, clients’ sales and market share data for critical high growth channels such as direct-to-consumer (“DTC”) platforms, social media platforms, digital marketplaces like Temu and Shein, and thousands of online retailers. We also generate substantial amounts of proprietary metadata such as granular insights at specific store and consumer levels and evidence-based recommendations that support our clients’ growth strategies.

Our large and unique, proprietary data assets enable us to provide our clients with a comprehensive set of consumer intelligence data and decision support analytics.

NIQ Your Way: Our Unparalleled Technology Platform

In early 2024, we completed an investment of approximately $400 million to create an industry-leading AI-powered platform. To enable our “build once, deploy everywhere” approach, we created a unified data lake,

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powered by our Connect data engine, for continuous analytics and accelerated product development. We also built our cloud-based software platform, Discover, which helped improve our net promoter score from 13 in 2019 to 38 in 2024. Our platform supports efficient profitable growth due to the following key attributes:

•	Scalable: expands our datasets and solutions alongside our clients and develop new capabilities more rapidly;

•	Integrated: enables a seamless user experience encompassing access to all of our data and insights through a streamlined user interface;

•	Flexible: delivers customizable, on-demand analytics and insights on a global basis that are highly relevant for a wide variety of use cases and situations;

•	Efficient: lowers our cost to serve clients and release new capabilities across all regions, simultaneously through our “build once, deploy everywhere” model; and

•	Powerful: embeds AI models and seamless new product development resulting in faster time to market.

Our Connect data engine ingests and processes vast amounts of structured and unstructured data from a myriad of diverse sources. Then, Connect uses advanced AI and machine learning techniques to enrich and standardize the data creating significant amounts of proprietary metadata and a unified data lake that powers all client analytics and solutions within our NIQ Ecosystem. In December 2024, we processed an estimated 3.1 trillion data records per week, and we processed an estimated total of 122 trillion data records in all of 2024. By comparison, payment companies including American Express, Visa and Master Card processed approximately 687 billion consumer shopping transactions combined in 2023.

Our technology platform integrates AI and human intelligence, supported by a team of more than 1,300 data scientists, nearly 2,000 engineers and approximately 2,500 analytics experts. We have a long history of developing and deploying AI and machine learning models in our operations. We leverage data from nearly 27,000 AI models daily, which have enriched 177 million items in 2024, and we have partnered with multiple technology leaders such as Microsoft, Google, Snowflake and Intel to build and refine our AI capabilities. AI models automate most of our data processing capabilities and enable us to scale rapidly and efficiently. In 2024, we delivered more than 100 million data pulls during and nearly 116 trillion data points, which was up from 62 trillion data points in 2023. As of December 31, 2024, our data catalog included over 220 million unique product items with over nine billion attributes that describe the items in more detail. Our data catalog is rapidly expanding, adding an average of over 40 million items annually and approximately two million attributes daily since 2022. At the same time, AI automation has enabled us to reduce the number of manual reports created by 85% since 2023. As a result of these types of efforts, our Cash Data Costs have decreased from 22% of revenue in fiscal year 2021 to 16% of revenue in fiscal year 2024.

We deliver client solutions through our cloud-based Discover software platform, which is powered by our Connect data engine and provides on-demand flexible access to The Full View, and our holistic view of global consumer shopping behavior. Discover enables clients to analyze consumer behavior across channels and countries with embedded AI enabling rapid access to data, self-service tools and analytics capabilities. Discover includes several differentiated tools and features, including Omnishopper, our comprehensive solution that is designed to track, synthesize and analyze consumer shopping and purchasing behavior across both online and offline channels, Ask Arthur, our generative AI tool that enhances data analysis and insights generation, and BASES AI Screener, which simplifies clients’ data discoverability, enhances decision-making and reduces product concept testing project timelines from weeks to minutes. Connect and Discover enable us to customize client access to our Ecosystem’s solutions according to their specific preferences, needs and business objectives – we refer to this tailored access as NIQ Your Way.

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NIQ Full View: The Most Comprehensive View of Consumer Shopping Behavior

The scale, breadth and depth of our data, strong global relationships, our deep industry knowledge and scalable AI-powered technology platform underpin The Full View, which synthesizes our comprehensive reads across retail omnichannel measurement, consumer panel, eCommerce and other data sources. The Full View provides clients a single, unified system of intelligence, or one “source of truth,” with granular insights into what consumers bought, think and feel, as well as who bought, and why, where and how they bought. Delivered through our integrated platform and software applications, The Full View is an integral part of our clients’ workflows answering critical strategic and operational questions, such as:

•	What are consumers buying and why?

•	Are my products gaining/losing market share and why?

•	How am I performing against my competitors?

•	Why are consumers switching channels, retailers, and products?

•	Why am I winning/losing in sales value and volume?

•	How effective is my price and promotion?

•	Who is driving category growth and why?

•	How is my innovation performing?

•	How does performance differ by geography and demographics?

Leveraging our data and insights, clients can rapidly adapt to the changing consumer landscape and identify opportunities for innovation, growth and operational efficiency.

Our Solutions

Our solutions align to two product groupings: (1) Intelligence (Consumer Measurement) and (2) Activation (Consumer Analytics).

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In fiscal year 2024, approximately 80% of our revenue was generated from our Intelligence solutions. These offerings comprise omnichannel measurement, consumer behavior and insights, and retailer solutions, which are utilized by both consumer brands and retailer clients. These solutions enable clients to measure their market share of consumer purchases across channels, helping them understand the “what,” “where,” “who” and “how much” – as in, what the consumer bought, who the consumer is, where they shopped, and how much they bought. Intelligence solutions are typically priced based on data volume over a given period or based on the number of seat licenses for access to our software and are primarily sold through annual or multi-year contracts that are typically two to five years in duration. Deeply integrated in client workflows, Intelligence solutions generate mostly revenue that is recurring with attractive wallet expansion opportunity as highlighted by the total Intelligence net dollar retention rate of 104% in fiscal year 2024. In fiscal year 2024, approximately 84% of our Intelligence revenue came from multi-year or annual subscriptions, which had a net dollar retention rate of 106%.

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In fiscal year 2024, approximately 20% of our revenue was generated from our Activation solutions and are comprised of innovation, brand and media, and analytics products. These solutions include custom analyses designed to help clients ascertain “why” consumers made a certain purchase, guide them on “what to do next,” and “who to target” around product introduction and innovation, pricing, promotion strategy and other drivers of growth. Our highly granular, unified data and technology platform enables stronger Activation products and more refined targeting of consumers. For example, better insights into target demographics can lead to more effective ad campaigns and higher return on investment on marketing spend. We build these solutions for consistent, ongoing client use, creating a

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stream of highly reoccurring revenue. Also, Activation solutions help clients stabilize performance during economic downturns, as clients use these analytics to optimize pricing, inventory, and assortment planning. Approximately 79% of our Activation revenue was highly reoccurring revenue in 2024, meaning revenue from either annual, multi-year contracts or from a client purchasing the same solution in the same country each year for the past three years. Given the highly complementary nature of our solutions, Activation offerings also present significant cross-selling opportunities. For example, approximately 76% of Activation revenue originated from existing Intelligence clients in fiscal year 2024.

Our NIQ applications are utilized on a regular basis by more than 75,000 active users across our platform as of January 2025. Over time, as we deliver more data and insights to clients, we believe The NIQ Ecosystem becomes more deeply embedded within their own operating ecosystems, enhancing their critical business workflows across functions. This integration drives our value creation flywheel and beneficial network effects for brands, retailers and consumers. As brands grow using our solutions, they create more revenue and value for retailers, leading to increased collaboration and data sharing between us and our stakeholders. As retailers provide more consumer shopping data, we convert this data into analytical tools and insights into consumer preferences and trends. This powerful symbiotic relationship enables brands and retailers to more effectively market to consumers, develop more personalized experiences and drive sales and profitability.

Our Market Opportunity

In the consumer intelligence market, we believe our clients are under immense pressure to understand and adapt to rapidly changing global consumer shopping behavior that is increasingly omnichannel and more complex. We also believe this has given rise to strong and increasing global client demand for neutral, independent third-party measurement and analytics that we provide. We view our total addressable market (“TAM”) through our leading positions as a provider of Intelligence (Consumer Measurement) and Activation (Consumer Analytics) offerings. We estimate the combined TAM for our solutions in 2024 was $57 billion, comprised of $18 billion Consumer Measurement and $39 billion within our core markets in Consumer Analytics. In Consumer Measurement, we believe we have a $10 billion white space opportunity as several of our end markets remain underpenetrated relative to our more established markets. For example, eCommerce is rapidly growing and increasing share of total global consumer shopping and transactions, causing clients to place increased emphasis on eCommerce reads. This provides a growth tailwind for our granular data and analytics on digital markets as clients seek to understand consumer behavior and make strategic and operating decisions across multiple sales channels. Moreover, penetration rates were approximately 20% in 2024 for large companies with annual revenue of more than $1 billion in end markets such as financial services, government and advertising, and below 10% for smaller companies. Further, we believe that the complementary nature of our measurement-based Intelligence and analytics-focused Activation solutions will enable continued growth in the dynamic and rapidly evolving analytics market.

Our Competitive Strengths

We believe the following capabilities form our core strengths and provide us with competitive advantages:

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Global Coverage: Our extensive reach creates significant differentiation from our competitors and would be difficult and costly to replicate. We believe our clients highly value the ability to gain insights into global consumer trends across markets through a single provider, positioning us as a valuable partner.

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Data Scale, Breadth and Depth: The scale, breadth and depth of our datasets are critical to generating differentiated, mission-critical insights for clients, covering The Full View of omnichannel consumer shopping behavior.

•	We manage approximately 100 petabytes of data and maintain proprietary databases with over nine billion product attributes, averaging over 40 attributes per product, including color, size,

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density, and packaging and beyond, for each SKU sold and over 220 million unique product items managed in omnichannel and eCommerce retail, which we believe is the one of the largest of its kind.

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In addition to data from over 3,600 retailers, we operate one of the largest global consumer panels, with more than 5.5 million panelists across over 50 countries. We collect data from leading eCommerce retailers and valuable first-party data directly from high-growth channels such as direct-to-consumer brands, social and quick commerce, and emerging eCommerce platforms, including through our exclusive data partnership with Fetch Rewards. We also deploy more than 12,000 field auditors across 80 countries to collect data from small and local businesses in less densely populated regions, where digital data collection is often challenging.

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Datasets encompass more than 100 years’ worth of consumer shopping data, offering a distinct perspective on evolving consumer behavior and market trends. These extensive longitudinal datasets also enable us to build, train and test more relevant and accurate AI models to enhance data capture and insights for clients.

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Unified, Global “Source of Truth”: We synthesize and integrate retail omnichannel measurement, consumer panel, eCommerce and other data sources within our Ecosystem, offering clients The Full View of consumer shopping behavior. This enables our clients to connect the “what” and “where” with the “who” and “why” of the consumer shopping journey on a single platform across markets.

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Long-Standing Relationships with Retailers: Our strong, long-standing relationships with over 3,600 retailers in over 90 countries are a key differentiator, allowing us to source unique and proprietary datasets that are difficult for others to replicate. These partnerships, built on mutual trust and our commitment to data governance, enable us to provide comprehensive consumer intelligence and decision support analytics.

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Leading, Global, eCommerce Capabilities: Our proprietary eCommerce data collection allows for in-depth coverage of eCommerce and emerging sales channels, which is a key differentiator and integral component of The Full View value proposition and has generated meaningful new client wins and increased business from our existing clients.

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Cloud-Based, AI-Powered Technology Platform: The scalability and flexibility of our technology platform allows our clients to produce relevant analyses in real time, while enabling us to seamlessly design, build, launch and roll out new products and features to our clients globally. This also drives our value creation flywheel, continuously growing data and insights, expanding client usage, attracting more data sharing and driving more innovation for brands, retailers and other clients ultimately improving outcomes for consumers.

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Proven, Experienced Management Team and Talented, Global Workforce: Led by CEO Jim Peck, our executive team has more than 150 years of combined industry experience leading data-centric technology companies. Mr. Peck and other members of our executive team successfully executed our large-scale transformation plan and have worked to position us for durable and profitable growth since the 2021 Carve-Out Transaction. Our skilled management team and highly talented workforce with deep domain expertise are valuable assets that deliver the value of The NIQ Ecosystem to clients and our other stakeholders.

Our Attractive Business Model

We believe our market leadership, global presence, neutrality, credibility, comprehensive data quality, robust data governance, and AI-powered cloud platform will drive our long-term growth and enhance operating margins. We believe that our embedded, often on-site relationships with our clients position us to recognize

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future trends first-hand and innovate to proactively address the evolving needs of our clients. We have a highly efficient and attractive business model characterized by the following attributes:

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Mission-Critical Solutions Delivering Significant Value to Our Clients: Our solutions empower clients to make informed strategic and operational decisions that drive multi-billion-dollar revenue and expense budgets and provide critical support at a fraction of the value at stake;

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Recurring and Diversified Revenue Base: Our revenue model is predominantly subscription-based, and all of our Intelligence revenue, which represented approximately 80% of our total revenue for fiscal year 2024, was recurring in nature. Additionally, approximately 79% of our Activation revenue, which represented approximately 20% of our total revenue for fiscal year 2024, was highly reoccurring revenue. This provides us with strong visibility in our financial performance, allowing us to invest strategically in innovation and growth, and generate margin expansion across our approximately 80% fixed cost base. Our revenue base is highly diversified across multiple industries with no single client comprising more than 4% of total revenue in fiscal year 2024;

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High Client Retention and Net Dollar Retention: Our long-standing relationships with top global brands and retailers, as well as our focus on delivering innovation and increasing value, have resulted in high client retention rates. For example, we have renewed all 68 of our largest clients by revenue whose contracts have come up for renewal since the 2021 Carve-Out Transaction, providing a foundation for recurring revenues and a platform for growth. Our Intelligence Subscription Revenue, which accounted for 67% of total revenue in fiscal year 2024, had a net dollar retention and gross dollar retention of 106% and 98% respectively, for fiscal year 2024. For all Intelligence Revenue, we have achieved net dollar retention of 104% and gross dollar retention of 97% for the same period;

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Scalable Operating Model: Our scalable “build once, deploy everywhere” business model, global presence and enhanced technology platform allows us to scale solutions rapidly, lower our cost to serve clients and grow revenue at increasing margins. Our strategic focus on cost optimization and efficiency will continue to expand our margins. Our embedded AI capabilities and expansion to alternative data collection methods and sources have helped reduce our Cash Data Costs from 22% of revenue in fiscal year 2021 to 16% in fiscal year 2024; and

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Strong Cash Flow Generation: We believe our business model — driven by our recurring revenue base, efficient cost structure characterized by a primarily fixed cost base and limited maintenance capital expenditure requirements — can support significant cash flow generation over time.

Our Growth Opportunities

Our multi-faceted growth strategy leverages our brand, strong client relationships, and competitive advantages as a leading provider of consumer intelligence to capture attractive future opportunities. Our key growth opportunities and strategies include:

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Innovate, Launch and Expand New Products: We are committed to delivering innovative products and solutions that meet the evolving needs of our clients, such as our recent introductions of Omnishopper, our comprehensive solution designed to track and analyze consumer purchasing behavior across both online and offline channels, and Digital Shelf, our location-based eCommerce analytics tool covering more than 50 countries. Our solutions are scalable across clients and geographies and our continued investment in AI-powered technology enables us to develop new capabilities, enhance our existing offerings and expand client share of wallet. From fiscal year 2021 to fiscal year 2024, we have experienced a 40% increase in eCommerce revenue from our top 100 clients by revenue in the United States and Europe. Since the 2021 Carve-Out Transaction, we have increased the average number of new solutions used by our 100 largest clients by revenue from 0.4 to 2.1 at an adoption rate of 29% in 2021 to 93% in 2024. Among all of our clients in fiscal year 2024, the adoption rate of these new solutions was 23%, representing an actionable penetration opportunity of more than 75%.

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Increase our Subscription Revenue Base: Our global footprint, innovation focus, enhanced and expanded data coverage and AI-powered technology platform support our ability to maintain high renewal rates and continue to increase Intelligence Subscription contract value through up-selling of additional solutions, modules, reads and regions. Our renewed strategy has enabled us to renew all 68 of our largest clients by revenue, whose contracts have come up for renewal since the 2021 Carve-Out Transaction, and has led to Intelligence Subscription net dollar retention of 106% and Intelligence total net dollar retention of 104% for fiscal year 2024.

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Extend Retailer Relationships: We have invested significantly to bring new capabilities for retailer clients and believe our comprehensive and granular insights position us for increased retailer collaboration and growth. Retailers represent an attractive potential growth accelerator as our solutions provide integrated data across a broader set of use cases needed to succeed in an omnichannel environment.

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Increase Penetration of SMB Clients and International Markets: Through our commitment to innovation and investment, we believe we have positioned our business for long-term growth with SMB clients and within international markets. For example, the GfK combination significantly expanded our capabilities and international market presence, and we also see significant opportunities to expand relationships with new and existing SMB clients.

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Expand within New Verticals: We are committed to broadening our presence by increasing coverage across channels with enhanced data coverage. We believe we can capture additional TAM and white space in adjacent sectors such as financial services, government, advertising and other potential expansion areas including healthcare, media, logistics, and FMCG distributors.

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Leverage Strategic M&A: We have completed several M&A transactions since the 2021 Carve-Out Transaction that have created strategic growth and momentum. We intend to continue to selectively pursue strategic acquisitions to complement our offerings, access new markets, and enhance our technology and analytics capabilities for long-term growth.

The Reorganization

On January 21, 2025, AI Global Investments (Netherlands) PCC Limited acquired Flower Road Limited, an Irish private company with limited liability that was incorporated in Ireland on June 6, 2017 as a dormant company. On January 23, 2025, we renamed that entity NIQ Global Intelligence Limited. Prior to the completion of this offering, NIQ Global Intelligence Limited will re-register under the Irish Companies Act 2014 as a public limited company and be renamed NIQ Global Intelligence plc. In addition, shortly prior to the completion of this offering, we will undertake a series of restructuring transactions that will result in NIQ Global Intelligence plc becoming the direct parent company of AI PAVE Dutchco I B.V. and the indirect parent of other intermediate holding companies, with all holders of equity interests in AI PAVE Dutchco I B.V. becoming shareholders of NIQ Global Intelligence plc. We refer to these transactions as the “Reorganization” throughout this prospectus. Prior to the Reorganization, NIQ Global Intelligence Limited had no material assets and conducted no operations (other than activities incidental to its formation, the Reorganization and this offering). Intermediate Dutch Holdings B.V. has been determined as the accounting predecessor of NIQ Global Intelligence plc. Upon the completion of the Reorganization, the historical consolidated financial statements of Intermediate Dutch Holdings B.V. included in this prospectus will become the historical financial statements of NIQ Global Intelligence plc. Except as otherwise indicated, all information contained in this prospectus gives effect to the Reorganization.

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The following chart illustrates our ownership structure as of    , 2025, prior to giving effect to the Reorganization and this offering.

The Advent Shareholder
NIM
The KKR Shareholder
Management and Our Board of Directors
Other Pre-IPO Investors
100%
%
%
%
%
%
NIQ Global Intelligence plc
AI PAVE Dutcho I B.V.
AI PAVE Dutcho II B.V.
AI PAVE Dutcho III B.V.
Intermediate Dutch Holdings B.V.
Indy US Holdco, LLC (“US Top Borrower”)
Grace Holdco GmbH
Indy Dutch Bidco B.V. (“Dutch Borrower”)
Nielsen Consumer Inc. (“US Borrower”)
GfK GmbH
Operating Subsidiaries
Operating Subsidiaries
Operating Subsidiaries

The following chart illustrates our ownership structure as of    , 2025, after giving effect to the Reorganization and this offering.

The KKR Shareholder
NIM
The Advent Shareholder
Management and our Board of Directors
Other Pre-IPO Investors
Investors in this Offering
%
%
%
%
%
%
NIQ Global Intelligence PLC
AI PAVE Dutchco I B.V.
AI PAVE Dutchco II B.V.
AI PAVE Dutchco III B.V.
Intermediate Dutch Holdings B.V.
Indy US Holdco, LLC (“US Top Borrower”)
Grace Holdco GmbH
Indy Dutch Bidco B.V. (“Dutch Borrower”)
Nielsen Consumer Inc. (“US Borrower”)
Gfk GmbH
Operating Subsidiaries
Operating Subsidiaries
Operating Subsidiaries

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Summary of Risks Related to Our Business

An investment in our ordinary shares involves a high degree of risk. Among these important risks are the following:

•	We derive a significant portion of our revenues from sales of our subscription-based products. If our clients terminate or fail to renew their subscriptions, our business could suffer.

•	If we are unable to attract and retain members of our management team, we may not be able to compete effectively and will not be able to expand our business.

•	Design defects, errors, failures or delays associated with our products or services could negatively impact our business.

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We rely on third parties to provide certain data, services and information technology and operations functions in connection with the provision of our current products and services. The loss or limitation of access to that data, or to those services or functions, could harm our ability to provide our products and services.

•	We identified material weaknesses in our internal control over financial reporting.

•	If we are unsuccessful at investing in growth opportunities, our business could be materially and adversely affected.

•	The market for consumer measurement and business solutions products and services is highly competitive; if we cannot compete effectively, our revenues could decline and our business could be harmed.

•	If we are not able to maintain a proprietary panel of a sufficient size and scope, or if the costs of establishing and maintaining our panel increase, our business could be harmed.

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We have incorporated and are incorporating traditional AI, machine learning and generative AI into some of our products. This technology is new and developing and may present operational and reputational risks or result in liability or harm to our reputation, business or results of operations.

•	Our international operations are exposed to risks which could impede growth in the future.

•	We are dependent on our relationship with our former parent company for certain aspects of our business.

•	Our significant indebtedness could adversely affect our financial condition.

•	The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions.

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Because Advent owns a significant percentage of our ordinary shares, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our ordinary shares and our interests.

•	Irish law differs from the laws in effect in the United States and U.S. investors may have greater difficulty enforcing civil liabilities against us.

Our Principal Shareholders

Advent. The “Advent Shareholder” acquired its interest in NIQ in the “2021 Carve-Out Transaction.” Advent is a leading global private equity investor committed to working in partnership with management teams, entrepreneurs, and founders to help transform businesses. With 16 offices across five continents, Advent oversees more than $93.5 billion in assets under management as of September 30, 2024 and has made more than 420 investments across 43 countries. Since its founding in 1984, Advent has developed specialist market

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expertise across its five core sectors: business & financial services, consumer, healthcare, industrial, and technology. This approach is bolstered by Advent’s deep sub-sector knowledge, which informs every aspect of its investment strategy, from sourcing opportunities to working in partnership with management to execute value creation plans. Advent brings hands-on operational expertise to enhance and accelerate businesses. As one of the largest privately-owned partnerships, with over 650 colleagues, Advent leverages the full ecosystem of its global resources, including the “Portfolio Support Group,” insights provided by industry expert operating partners and operations advisors, as well as bespoke tools to support and guide its portfolio companies as they seek to achieve their strategic goals.

KKR. KKR & Co. Inc., through its subsidiaries (collectively, “KKR”), is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of The Global Atlantic Financial Group LLC. KKR acquired an equity interest in NIQ in connection with the GfK Combination in 2023.

NIM. Nuremberg Institute for Market Decisions (“NIM”) is a non-profit institute for the research of consumer and market decisions. At the interface between science and practice, NIM generates new and relevant insights that aid better decision-making and better understanding of consequences. NIM examines how decisions of consumers and company decision-makers change in the face of new trends, technologies and socio-political shifts. NIM is the founder of GfK. NIM acquired an equity interest in NIQ in connection with the GfK Combination in 2023.

In connection with this offering, we will enter into a shareholders’ agreement with the Advent Shareholder, the KKR Shareholder and NIM (our “Principal Shareholders”) that will provide KKR and NIM with nomination rights with respect to our Board of Directors and consent rights in connection with certain corporate transactions. We refer to this agreement as the “Shareholders’ Agreement.” See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Implications of Being a Controlled Company

Following the completion of this offering, Principal Shareholders will own approximately    % of our ordinary shares in the aggregate, or   % if the underwriters’ option to purchase additional ordinary shares is exercised in full. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Risk Factors—Risks Related to our Ordinary Shares and this Offering.”

Corporate Information

Our principal executive offices are located at 200 West Jackson Boulevard, Chicago, Illinois 60606, and our telephone number at that location is 312-583-5100. Our registered address is Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. Our website address is www.NielsenIQ.com. Our website and the information contained on our website do not constitute a part of this prospectus.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www. NielsenIQ.com), press releases, public conference calls and public webcasts.

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The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

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The Offering

Ordinary shares offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional ordinary shares within 30 days of the date of this prospectus.

Ordinary shares to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ , or approximately $ if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering, together with available cash, as necessary, to repay a portion of the amounts outstanding under the Term Loan Facilities under the Credit Agreement and to use any remaining net proceeds for working capital and for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not currently anticipate paying dividends on our ordinary shares in the foreseeable future. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our Credit Facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our Board of Directors, in accordance with our Articles of Association in effect upon the listing of our ordinary shares, and are subject to our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our Credit Facilities and other indebtedness we may incur, and any other factors that our Board of Directors may deem relevant. Any future determination to pay dividends will also be subject to applicable Irish law, including the Irish Companies Act 2014, as amended (the “Irish Companies Act”), which requires, among other things, Irish companies to have profits available for distribution (known as distributable reserves) equal to or greater than the amount of the proposed dividend. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in our ordinary shares.

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Controlled Company	After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

Proposed stock exchange symbol	“NIQ.”

The number of ordinary shares to be outstanding after this offering is based on ordinary shares outstanding as of December 31, 2023, after giving effect to the Reorganization (including    ordinary shares issued as restricted shares subject to vesting), and excludes ordinary shares reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, information presented in this prospectus gives effect to the following:

•	the Reorganization;

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to additional ordinary shares in this offering.

Unless otherwise indicated, information presented in this prospectus assumes no exercise of the warrant, dated March 5, 2021, held by VNU International B.V., for a subscription of up to     shares and having an exercise price of $     per share.

16

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Summary Historical Consolidated Financial Data

The following table sets forth summary historical consolidated financial data for the periods and as of the dates indicated below.

Historically, our business has been operated through Intermediate Dutch Holdings B.V., an indirect subsidiary of AI PAVE Dutchco I B.V., and its consolidated subsidiaries, including our operating subsidiaries. On July 10, 2023 (the “Combination Closing Date”), we completed a strategic combination with GfK SE (the “GfK Combination”). Subsequent to the Combination Closing Date, our operations comprise the operations of Intermediate Dutch Holdings B.V. and its consolidated subsidiaries, including GfK GmbH, formerly GfK SE, and its consolidated subsidiaries.

Shortly prior to this offering, we will undertake a series of restructuring transactions that will result in NIQ Global Intelligence plc becoming the direct parent company of AI PAVE Dutchco I B.V. and the indirect parent of other intermediate holding companies, with all holders of equity interests in AI PAVE Dutchco I B.V. becoming shareholders of NIQ Global Intelligence plc. Prior to the Reorganization, NIQ Global Intelligence plc (currently named NIQ Global Intelligence Limited) had no material assets and conducted no operations (other than activities incidental to its formation, the Reorganization and this offering). Intermediate Dutch Holdings B.V. has been determined as the accounting predecessor of NIQ Global Intelligence plc. As such, summary consolidated financial data for NIQ Global Intelligence plc has not been provided and its financial statements are not included in this prospectus. Upon the completion of the Reorganization, the historical consolidated financial statements of Intermediate Dutch Holdings B.V. included in this prospectus will become the historical financial statements of NIQ Global Intelligence plc. See “The Reorganization.”

Historical results are not necessarily indicative of the results to be expected for future periods. The following information should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

Percentages may not recompute due to rounding, and percentage changes that are not meaningful are presented as “n/m”.

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Consolidated Statements of Operations Data

	Year Ended December 31,
(in millions, except share data)	2024	2023	2022
Revenues	$3,972.6	$3,341.3	$2,786.4
Operating expenses:
Cost of revenues (excluding depreciation and amortization shown separately below)	1,771.6	1,511.5	1,387.1
Selling, general and administrative expenses	1,601.2	1,449.3	1,197.3
Depreciation and amortization	596.7	460.9	301.1
Impairment of long-lived assets	31.1	9.0	25.6
Restructuring charges	98.5	34.6	60.9
Other operating income	(26.9)	(15.4)	(8.0)

Total operating expenses	4,072.2	3,449.9	2,964.0

Operating loss	(99.6)	(108.6)	(177.6)
Interest expense, net	(410.6)	(299.5)	(110.5)
Foreign currency exchange (loss) gain, net	(34.2)	4.6	(27.5)
Nonoperating (expense) income, net	(70.8)	(8.1)	39.7

Loss from continuing operations before income taxes	(615.2)	(411.6)	(275.9)
Income tax expense from continuing operations	(113.7)	(51.8)	(40.3)

Loss from continuing operations	(728.9)	(463.4)	(316.2)
Discontinued operations:
Income from discontinued operations before income taxes	12.5	2.6	—
Income tax expense from discontinued operations	—	(11.6)	—

Income (loss) from discontinued operations	12.5	(9.0)	—

Net loss	(716.4)	(472.4)	(316.2)
Less: Net income attributable to noncontrolling interests	6.3	3.8	0.5

Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)

Basic and diluted loss per share from:
Loss from continuing operations attributable to NIQ	$(7.35)	$(4.67)	$(3.17)
Income (loss) from discontinued operations	0.12	(0.09)	—

Net loss attributable to NIQ	$(7.23)	$(4.76)	$(3.17)
Weighted average basic and diluted common stock outstanding	100	100	100

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Consolidated Balance Sheet Data

	As of December 31,
(in millions)	2024	2023
Cash and cash equivalents	$263.8	$282.4
Working capital(1)	(174.5)	146.2
Total assets	6,369.7	7,380.6
Long-term debt(2)	3,959.8	4,027.5
Total liabilities	5,882.8	6,049.0
Shareholders’ equity	486.9	1,331.6

(1)	We define working capital as current assets less current liabilities.
(2)

Inclusive of finance leases of $38.7 million and $44.4 million, other financing obligations of $47.4 million and $48.4 million, and net of unamortized debt issuance of $53.8 million and $76.7 million, respectively.

Other Financial Data

	Year Ended December 31,
(in millions)	2024	2023	2022
Adjusted EBITDA	$740.7	$595.9	$425.0
Adjusted EBITDA Margin	18.6%	17.8%	15.3%
Adjusted Net (Loss) Income attributable to NIQ	$(149.0)	$(41.6)	$89.6
Organic Constant Currency Revenue Growth(1)	6.2%	3.3%	—%

(1)

2024 figures are as reported. 2023 and 2022 figures are presented on a pro forma basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Unaudited Pro Forma Combined Financial Information.”

Non-GAAP Financial Measures

We present EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Net (Loss) Income, and Adjusted Loss per Share in the tables below as supplemental measures of our operating performance and liquidity. We consider them to be important supplemental measures of our performance and liquidity and believe they are useful to securities analysts, investors, and other interested parties in their evaluation of our operating performance and liquidity. These measures reflect the results from the primary operations of our business by excluding the effects of certain items that we do not consider indicative of our cash operations and ongoing operating performance. Our financial statements are prepared and presented in accordance with GAAP. These non-GAAP financial measures are not presentations made in accordance with GAAP and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure prepared and presented in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. Consequently, our non-GAAP financial measures should be considered together with our audited consolidated financial statements included in this prospectus, which are prepared in accordance with GAAP. EBITDA, Adjusted Net (Loss) Income and Adjusted Earnings Per Share are reconciled to their most directly comparable GAAP measures. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

n/m - represents percentage calculated not being meaningful.

Note - Figures are rounded and may include immaterial rounding difference.

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table shows EBITDA and Adjusted EBITDA for the periods presented, and the reconciliation to their most comparable GAAP measure, Net Loss Attributable to NIQ and Net Loss attributable to NIQ divided by Revenue, for the periods presented:

				Change
	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022
(in millions)	2024	2023	2022	$	%	$	%
Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)	$(246.5)	51.8	$(159.5)	50.4
Interest expense, net	410.6	299.5	110.5	111.1	37.1	189.0	171.0
Income tax expense from continuing operations	113.7	51.8	40.3	61.9	119.5	11.5	28.5
Depreciation and amortization	596.7	460.9	301.1	135.8	29.5	159.8	53.1

EBITDA	398.3	336.0	135.2	62.3	18.5	200.8	148.5
Transformation Program costs(1)	56.0	156.7	228.3	(100.7)	(64.3)	(71.6)	(31.4)
GfK integration costs (2)	126.3	45.8	—	80.5	175.8	45.8	—
Acquisitions and transaction related costs(3)	17.6	11.8	31.9	5.8	49.2	(20.1)	(63.0)
Impairment of long-lived assets(4)	31.1	9.0	25.6	22.1	245.6	(16.6)	(64.8)
Foreign currency exchange (gain) loss, net (5)	34.2	(4.6)	27.5	38.8	(843.5)	(32.1)	(116.7)
(Gain) loss from discontinued operations(6)	(12.5)	9.0	—	(21.5)	(238.9)	9.0	—
Nonoperating items, net (7)	86.4	24.9	(25.7)	61.5	247.0	50.6	(196.9)
Share-based compensation expense (8)	4.7	4.3	4.4	0.4	9.3	(0.1)	(2.3)
Other operating items, net(9)	(1.4)	3.0	(2.2)	(4.4)	(146.7)	5.2	(236.4)

Adjusted EBITDA	$740.7	$595.9	$425.0	$144.8	24.3	$170.9	40.2

Net Loss attributable to NIQ divided by Revenue	(18.2)%	(14.3)%	(11.4)%	n/m	(3.9)	n/m	(2.9)
Adjusted EBITDA Margin	18.6%	17.8%	15.3%	n/m	0.8	n/m	2.5

Footnotes to the table above:

(1)

Transformation Program costs represent employee separation costs and costs associated with consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations. In addition, the Transformation Program includes costs associated with the accelerated technology investment that are incremental and redundant costs that will not recur after the Transformation Program is completed and are not representative of our underlying operating performance.

(2)	GfK integration costs represent employee separation costs, consulting fees and integration costs associated with the GfK Combination.
(3)

Acquisitions and transaction-related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, as well as any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

(4)	Impairment of long-lived assets represents impairment charges for operating lease right-of-use assets, property, plant and equipment and definite-lived intangible assets.

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(5)	Foreign currency exchange (gain) loss, net reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(6)

Loss from discontinued operations represents operations associated with the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture to receive European regulatory approvals for the GfK Combination (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus). The GfK European Consumer Panel Business was classified as held for sale at December 31, 2023.

(7)

Nonoperating items, net consists of adjustments primarily related to net periodic pension (cost) benefit, other than service cost, write-off of unamortized debt discount and debt issuance costs, loss on Russia deconsolidation, settlement of tax indemnification, factoring fees, and other. The settlement of tax indemnification relates to certain taxes indemnified by Nielsen Holdings in connection with the 2021 Carve-Out Transaction. The initial amount was recorded as part of purchase accounting adjustments. Further adjustments are made to the tax indemnification as audit settlements or refunds are recorded.

		Year Ended December 31,		Change 2024 vs. 2023		Change 2023 vs. 2022
(in millions)	2024	2023	2022	$	%	$	%
Nonoperating items, net	$86.4	$24.9	$(25.7)	61.5	247.0	$50.6	(196.9)
Net periodic pension cost (benefit), other than service cost	(2.5)	7.0	(14.6)	(9.5)	(135.7)	21.6	(147.9)
Write-off of unamortized debt discount and debt issuance costs	35.8	—	—	35.8	n/m	—	n/m
Loss on Russia deconsolidation	57.8	—	—	57.8	n/m	—	n/m
Settlement of tax indemnification	(21.2)	3.5	(17.4)	(24.7)	(705.7)	20.9	(120.1)
Factoring fees	14.7	15.0	6.1	(0.3)	(2.0)	8.9	145.9
Other	1.8	(0.6)	0.2	2.4	(400.0)	(0.8)	n/m

(8)	Share-based compensation expense consists of non-cash expense in accordance with ASC 718, Compensation: Stock Compensation.
(9)

Other operating items, net primarily consists of gain/loss on sale of long-lived assets, and gain/loss on settlement of asset retirement obligations. We exclude these expenses because they are not closely tied to the core performance of our business and can cause fluctuations between periods due to the nature and timing of the expense or income. These costs are included in selling, general and administrative expenses as part of the Consolidated Statements of Operations.

21

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table presents Adjusted Net (Loss) Income reconciled to net loss attributable to NIQ and Adjusted Loss per Share reconciled to diluted earnings per share, the closest GAAP measures, respectively, for the periods presented:

				Change
	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022
(in millions)	2024	2023	2022	$	%	$	%
Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)	$(246.5)	51.8	$(159.5)	50.4
Adjustments to net (loss) income attributable to NIQ
Transformation Program costs(1)	56.0	156.7	228.3	(100.7)	(64.3)	(71.6)	(31.4)
Amortization of certain intangible assets(2)	280.1	218.7	149.8	61.4	28.1	68.9	46.0
GfK integration costs(3)	126.3	45.8	—	80.5	175.8	45.8	—
Acquisitions and transaction related costs(4)	17.6	11.8	31.9	5.8	49.2	(20.1)	(63.0)
Impairment of long-lived assets(5)	31.1	9.0	25.6	22.1	245.6	(16.6)	(64.8)
Foreign currency exchange (gain) loss, net(6)	34.2	(4.6)	27.5	38.8	(843.5)	(32.1)	(116.7)
Nonoperating items, net(7)	71.7	9.9	(31.8)	61.8	624.2	41.7	(131.1)
Share-based compensation expense(8)	4.7	4.3	4.4	0.4	9.3	(0.1)	(2.3)
Other operating items, net(9)	(1.4)	3.0	(2.2)	(4.4)	(146.7)	5.2	(236.4)
Total Adjustments to net loss attributable to NIQ	$620.3	$454.6	$433.5	$165.7	36.4	$21.1	4.9

Tax effect of above adjustments(10)	(34.1)	(29.0)	(27.2)	(5.1)	17.6	(1.8)	6.6
(Income) loss from discontinued operations(11)	(12.5)	9.0	—	(21.5)	(238.9)	9.0	—

Adjusted Net (Loss) Income attributable to NIQ	$(149.0)	$(41.6)	$89.6	$(107.4)	258.2	$(131.2)	(146.4)

Earnings (Loss) per share:
Basic	$(7.23)	$(4.76)	$(3.17)	$(2.47)	51.8	$(1.59)	50.2
Diluted	$(7.23)	$(4.76)	$(3.17)	$(2.47)	51.8	$(1.59)	50.2
Weighted average shares outstanding:
Basic	100	100	100	—	—	—	—
Diluted	100	100	100	—	—	—	—
Adjusted Net (Loss) Income per share:
Basic	$(1.49)	$(0.42)	$0.90	$(1.07)	254.8	$(1.32)	(146.7)
Diluted	$(1.49)	$(0.42)	$0.90	$(1.07)	254.8	$(1.32)	(146.7)

Footnotes to the table above:

(1)

Transformation Program costs represent employee separation costs and costs associated with consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations. In addition, the Transformation Program includes costs associated with the accelerated technology investment that are

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incremental and redundant costs that will not recur after the Transformation Program is completed and are not representative of our underlying operating performance.
(2)

Amortization of certain intangible assets consists of amortization costs of intangible assets which were recorded as part of acquisition accounting. We exclude the impact of amortization of acquired intangible assets as companies utilize intangible assets with different estimated useful lives and have different methods of amortizing intangible assets. Furthermore, the timing and magnitude of business combination transactions are not predictable, and the purchase price allocated to amortizable intangible assets is unique to each acquisition and can vary significantly from period to period and across companies. These costs are included in depreciation and amortization as part of the Consolidated Statements of Operations.

(3)	GfK integration costs represent employee separation costs, consulting fees and integration costs associated with the GfK Combination.
(4)

Acquisitions and transaction-related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, as well as any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

(5)	Impairment of long-lived assets represents impairment charges for operating lease right-of-use assets, property, plant and equipment and definite-lived intangible assets.
(6)	Foreign currency exchange (gain) loss, net reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(7)

Nonoperating items, net consists of adjustments primarily related to net period pension (cost) benefit, other than service cost, write-off of unamortized debt discount and debt issuance costs, Russia – loss on deconsolidation, settlement of tax indemnification, and other. The settlement of tax indemnification relates to certain taxes indemnified by Nielsen Holdings in connection with the 2021 Carve-Out Transaction. The initial amount was recorded as part of purchase accounting adjustments. Further adjustments are made to the tax indemnification as audit settlements or refunds are recorded.

				Change
	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022
(in millions)	2024	2023	2022	$	%	$	%
Nonoperating items, net	$71.7	$9.9	$(31.8)	$61.8	624.2	$41.7	(131.1)
Net periodic pension cost (benefit), other than service cost	(2.5)	7.0	(14.6)	(9.5)	(135.7)	21.6	(147.9)
Write-off of unamortized debt discount and debt issuance costs	35.8	—	—	35.8	n/m	—	n/m
Loss on Russia deconsolidation	57.8	—	—	57.8	n/m	—	n/m
Settlement of tax indemnification	(21.2)	3.5	(17.4)	(24.7)	(705.7)	20.9	(120.1)
Other	1.8	(0.6)	0.2	2.4	(400.0)	(0.8)	n/m

(8)	Share-based compensation expense consists of non-cash expense in accordance with ASC 718, Compensation: Stock Compensation.
(9)

Other operating items, net primarily consists of gain/loss on sale of long-lived assets, and gain/loss on settlement of asset retirement obligations. We exclude these expenses because they are not closely tied to the core performance of our business and can cause fluctuations between periods due to the nature and timing of the expense or income. These costs are included in selling, general and administrative expenses as part of the Consolidated Statements of Operations.

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(10)

Income tax adjustments include the tax effect of the non-GAAP adjustments, calculated using the appropriate statutory tax rate for each adjustment. The non-GAAP tax rate was 2,842.8%, as a result of the minimal pre-tax book income, 189.2% and 42.9% for the year ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Our statutory rate is evaluated annually.

(11)

Loss from discontinued operations represents operations associated with the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture to receive European regulatory approvals for the GfK Combination (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus). The GfK European Consumer Panel Business was classified as held for sale at December 31, 2023.

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Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our ordinary shares. If any of the following risks should occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our ordinary shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we do not currently deem material may also become important factors that adversely affect our business.

Risks Related to our Business and Operations

We derive a significant portion of our revenues from sales of our subscription-based products. If our clients terminate or fail to renew their subscriptions, our business could suffer.

We currently derive a significant portion of our revenues from long-term subscription contracts, which are typically two-to-five years in duration. This has generally provided us with revenue that is recurring in nature due to high renewal rates among our clients, as demonstrated by our net dollar retention rates. If clients terminate their subscriptions for our products, do not renew their subscriptions, delay renewals of their subscriptions or renew on terms less favorable to us, our revenues could decline and our business could suffer.

Our clients have no obligation to renew after the expiration of their initial subscription period, and current subscriptions may not be renewed at the same or higher dollar amounts, if at all. Our client renewal rates may decline or fluctuate due to a number of factors, including client dissatisfaction with our products, the costs or functionality of our products, the prices or functionality of products offered by our competitors, the health of the consumer data measurement marketplace and the industries in which we operate, mergers and acquisitions affecting our client base and general economic conditions or reductions in our clients’ spending levels. If our clients do not renew their agreements, require pricing concessions, terminate their agreements, renew their agreements on terms less favorable to us or fail to license additional product subscriptions, our revenue may decline, and as a result our business, results of operations and financial condition could be adversely affected.

In addition, as our products evolve and competitors introduce lower cost or differentiated products that are perceived to compete with our products and services, our ability to license subscriptions for our products could be impaired. Similarly, our subscription revenue could be adversely affected if clients perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with products offered by other companies that operate in adjacent markets and compete with our products. In addition, the value of our products and services to our clients depends, in part, on our clients’ ability to use them as part of an overall effective marketing strategy and as permitted by regulations related to data subject consent.

We rely on third parties to provide certain data, services and information technology and operations functions in connection with the provision of our current products and services. The loss or limitation of access to that data, or to those services or functions, could harm our ability to provide our products and services.

We rely on third parties, including retailers, panelists and other third parties, to provide data, services and information technology and operations functions for use in connection with the provision of our current products and services, and our reliance on third-party providers is growing. For example, we enter into agreements with third parties to obtain data from which we create products and services and we recruit panelists to provide data from which we create products and services. We also obtain certain data from data sharing arrangements with companies who may compete with us. These suppliers of data may increase restrictions on our use of such data due to factors such as heightened regulations related to consumer privacy, cybersecurity risk, and failure to

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adhere to our or their quality control standards or otherwise satisfactorily perform services. Third-party data providers may also increase the prices they charge for data or the terms under which they provide us data or refuse altogether to license the data to us (in some cases because of exclusive agreements they may have entered into with our competitors). In the event that such data and services are unavailable for our use or the cost of acquiring such data increases, or such third-party data provider refuses to provide data, or fails to deliver data to us, our ability to provide products and services to our clients may be adversely impacted, and as a result our business, results of operations and financial condition could be adversely affected.

We also obtain consumer retail data from retailers and other third-party providers who agree to share information with us about their inventory, sales, pricing and customer behavior but may in the future elect not to do so or may reduce the amount or frequency of data they provide to us for various reasons, such as competitive pressures, changes in their business strategies, technical difficulties or legal and regulatory restrictions. Additionally, we have no control over the data provided by retailers and other third-party providers and such data may not reflect the entire market or actual performance of our clients, markets and segments, as it is based on a sample of retailers and other providers and may contain defects, errors, omissions or inconsistencies. There might be gaps in the data collected and provided to us, and while we have models and procedures to leverage our data collection samples and scale them in an efficient and systematized manner, these methods may not always result in accurate information that is representative of all regions in which we provide products and services for our clients. If we lose access to the data provided by retailers or if such data is incomplete, inaccurate or delayed, it could result in rejection or delay in market acceptance, damage to our reputation, loss of revenue, a lower rate of subscription renewals or upgrades, or a lower demand from our products and services which could affect our business, results of operations or financial condition.

Consolidation of such data sources could increase the cost of such data. Panelists may choose not to participate in our panels or may not contribute to panels in a way that is satisfactory for data collection. In addition, we are dependent upon third parties for the performance of a significant portion of our information technology and operations functions. The success of our business depends in part on maintaining our relationships with these third parties and their continuing ability to perform these functions in a timely and satisfactory manner.

We do not have control over the operations of our third-party data sources. Our operations could be impacted because of disruptions from the temporary interruptions of the services provided by these third parties or if third parties fail to provide us with quality data. If we are party to data sharing arrangements with competitors, they may be less incentivized to confirm the quality of the data they provide to us. The data that we receive from panelists is prone to human error and may not be accurate. If our models cannot accurately account for this variability, the quality of the products and services we deliver to our clients may be negatively impacted, which could have an adverse effect on our reputation and financial condition.

Such third-party data sources may also be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and other events beyond our or their control. All of the aforementioned risks may be exacerbated if our or the third-party data sources’ business continuity and disaster recovery plans prove to be inadequate in such scenarios. Furthermore, performance delays or interruptions, payment defaults or bankruptcy of our counterparties may adversely affect our business. If such data, services or functions are unavailable for our use or the cost of acquiring such data, services or functions increases, our business, results of operations and financial condition could be adversely affected.

Further, our third-party vendors and data sources are subject to our vetting and onboarding processes. Validation of our vendors and data sources around the world can be challenging and our vetting process may not eliminate all associated risks, particularly since the information shared is largely dependent on the vendor or data source level of transparency. If one or more of the vendors we contract with engage in business practices in violation of our policies, contractual obligations or applicable laws, we could experience damage to our reputation and suffer an adverse impact on our business, results of operations and reputation.

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Pursuant to 17 C.F.R. Section 200.83

Design defects, errors, failures or delays associated with our products or services could negatively impact our business.

Software, products and services that we develop, license or distribute may contain defects, errors or failures when first released or when major new updates or enhancements are released. These defects, errors or failures cause the product or service to operate incorrectly or less effectively. Many of our products and services also rely on consumer retail data collected from retailers and other third-party providers over which we have no control, and which may be provided to us with defects, errors or failures. As a result, we may not be able to rely on the integrity of the data we receive from third parties, which may impact the reliability of our proprietary sample design, potentially affecting the quality and representativeness of data used for our products. In addition, our data integrity and quality and our panel security rely on human-led, manual data collection and management processes that may be vulnerable due to human error and complexity of systems, resulting in the need for increased field support to ensure sample representation and prevent unauthorized or excessive access. We may also experience delays while developing and introducing new products and services for various reasons, such as difficulties in licensing data inputs or adapting to particular operating environments. Defects, errors, failures or delays in our products or services that are significant, or that are perceived to be significant, could result in rejection or delay in market acceptance, damage to our reputation, loss of revenue, a lower rate of subscription renewals or upgrades, diversion of development resources, product liability claims or regulatory actions or increases in service and support costs. We may also need to expend significant capital resources to eliminate or work around defects, errors, failures or delays. In each of these ways, our business, results of operations and financial condition could be materially adversely impacted.

Our business may be harmed if we are unable to collect high quality and representative retail information or if the scope of information we collect or the quality of the data and insights we provide customers is impaired or otherwise does not remain competitive.

Our success depends on our clients’ confidence in the depth, breadth and accuracy of our data. The task of establishing and maintaining accurate data is challenging and expensive. We believe that the depth, breadth, and accuracy of our data is a competitive advantage, and that the impairment in our ability, or customers’ perception of our ability, to continue delivering high quality information, could impair our ability to compete. Our retail measurement products are based on a proprietary sample design and we do not measure all existing global consumer shopping data. If our sample design and methodologies do not yield quality and representative data in all regions in which we provide our products and services, or if our data and insights, are not current, accurate, comprehensive, or reliable, our clients may not trust our data and may seek alternative data suppliers. If we do not address these issues and provide effective and reliable data, our ability to license new products to existing and new clients will suffer. A lack of client confidence in our data may harm our reputation and our business, results of operations and financial condition could be materially adversely impacted. Further, client dissatisfaction with our services could impair our ability to expand the subscriptions within our client base or adversely affect our clients’ renewal of existing subscriptions. In addition, if we are no longer able to maintain our high level of accuracy, we may face legal claims by our clients which could have an adverse effect on our business, results of operations and financial condition.

We have in the past and may in the future change our methodologies, the methodologies of companies we acquire, or the scope of information we collect. Such changes may result from identified deficiencies in current methodologies, development of more advanced methodologies, changes in our business plans or in industry standards, changes in law or regulatory requirements, changes in technology used by websites, browsers, mobile applications, or servers, integration of acquired companies or expressed or perceived needs of our clients, potential clients or partners. Any such changes or perceived changes, our inability to accurately or adequately communicate such change to our clients or the potential implications of such changes on the data we have published or will publish in the future, may result in client dissatisfaction, particularly if certain information is no longer collected or information collected in future periods is not comparable with information collected in prior periods. As a result of future methodology changes, some of our clients may decide not to continue licensing products or services from us or third parties may decide to discontinue providing us with data to support our products.

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If we are not able to maintain consumer panels of sufficient size and scope, or if the costs of establishing and maintaining our panels increase, our business could be harmed.

We believe that the quality, size and scope of our consumer panels is critical to our business. Participation in passive panels may decline in the future, in part due to changes by software providers that have made it more difficult to obtain consent to participate in panels, steps taken by antivirus providers to remove third-party measurement software despite panelists’ previous consent and operating system updates (including iOS and Android) that limit the ability of third parties to measure device usage or eCommerce activity. At the same time, the difficulty of recruiting new panelists has increased. Although we have taken steps to mitigate the impact of these changes on our business, we may not be able to maintain panels of sufficient size and scope to provide the quality of marketing intelligence that our clients demand from our products. We anticipate that the cost of panel recruitment will continue to increase with evolving regulatory developments, and that the difficulty in collecting these forms of data will continue to grow, which may require significant hardware and software investments, as well as increases to our panel incentive and panel management costs. To the extent that such additional expenses are not accompanied by increased revenues, our operating margins may be reduced and our financial results could be adversely affected. If we are unable to maintain panels of sufficient size and scope, we could face negative consequences, including degradation in the quality and competitiveness of our products, failure to receive accreditation from industry associations such as the Media Rating Council, loss of clients and damage to our brand.

If we are unsuccessful at investing in growth opportunities, our business could be materially and adversely affected.

We invest significantly in growth opportunities, including the development and acquisition of new data, technologies and services to meet our clients’ needs. For example, in recent years, we have invested in the use of AI in our business. We also continue to invest significantly in growth opportunities in emerging markets, such as Latin America, and other regions. We consider our presence in these markets to be an important component of our growth strategy.

Our investment plans or growth strategy may not be successful or may not produce sufficient or any return on our investments. Further, if we are unable to develop new technologies and services, clients do not license or purchase our new technologies and services, our new technologies and services do not work as intended or there are delays in the availability or adoption of our new technologies and services, then we may not be able to grow our business or growth may occur slower than anticipated. Additionally, although we expect continued growth in retail and other consumer spending in emerging markets, such spending may occur more slowly or not at all, and we may not benefit from our investments in these markets.

We plan to fund growth opportunities with cash from operations or from future financings and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. These sources may not be available to fund future growth opportunities when needed in sufficient amounts or on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities. Any of the foregoing could adversely affect our business, operating results and financial condition.

Macroeconomic factors could continue to adversely affect our business and financial results.

Our business depends on the health of the retail and other industries in which our clients operate. The strength of these markets can fluctuate in response to the economic prospects of specific companies or industries, companies’ spending priorities, and the economy in general. In recent years, macroeconomic factors including inflation, rising interest rates and supply chain disruptions have caused some clients to reduce or delay expenditures. Additional factors, such as international tariffs, including tariffs applied to goods traded between the United States and other countries, and reciprocal tariffs imposed by other countries on goods imported from

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the United States, may impact the prices of and demand for consumer goods worldwide, which may impact our business. These declines, which may continue in future periods, have a direct impact on demand for our products and services, including data and analytics on consumer buying behavior.

Further reductions in client spending could result in the termination of their subscriptions for our products and services, delaying renewals, or renewing on terms less favorable to us. Macroeconomic factors could also increase our costs, reducing margins and preventing us from meeting our profitability goals. Finally, these factors make it more difficult for us to predict our future revenue and costs, which could result in misallocation of resources or operating inefficiencies that could harm our business. The extent of the impact of macroeconomic factors on our business is uncertain and may continue to adversely affect our business, results of operations and financial condition.

The market for consumer measurement and business solutions products and services is highly competitive; if we cannot compete effectively, our revenues could decline and our business could be harmed.

The market for measuring consumer behavior and providing business solutions products is highly competitive and continues to evolve rapidly. We compete primarily with providers of consumer intelligence and related analytical products and services, including companies such as Circana, LLC (“Circana”) and Kantar Group, Ltd. We also compete with providers of marketing services and solutions, with full-service survey providers, and with internal solutions developed by clients and potential clients. Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as greater name recognition in specific markets, larger sales and marketing budgets and resources, greater client support resources, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources than we do. Competition has intensified as a result of the entrance of new competitors, the increasing variety and number of businesses requiring measurement, and the development of new technologies, products and services in our industry. We expect these trends to continue. With the introduction of new technologies and the entry of new competitors into the market, we expect competition to persist and intensify in the future. As our competitive landscape evolves, we may also need to reassess the adequacy of our data sharing relationships. For example, we are aware that Nielsen Media seeks to sell certain business units with whom we do business to Circana. If the sale of these business units is completed, we will need to reassess our relationship with these business units and if we are unable to develop a suitable arrangement, we may face challenges with these competitors.

Some of our competitors have adopted and may continue to adopt aggressive pricing policies, including the provision of certain services at little or no cost, in order to retain or acquire clients. As a result, we may be forced to reduce the prices we charge for our subscriptions and may be required to offer terms less favorable to us for new and subscriptions renewals. Furthermore, large software companies, internet platforms and database management companies may enter our market or enhance their current offerings, either by developing competing services or by acquiring our competitors and could leverage their significant resources and pre-existing relationships with our current and potential clients. These larger competitors may use their broader product offerings to compete with us, including by bundling their competitive products with other products being purchased from that company by a client or by restricting access to their technology platforms thereby making it more difficult for clients to integrate the use of our products and services with other competitor products and services. Potential clients may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Furthermore, potential clients may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our products and services.

Finally, consolidation of our competitors could make it more difficult for us to compete effectively. Any such consolidation could lead to pricing pressure, a loss of market share or a smaller addressable share of the market and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete. If we are unable to compete successfully against our current and future

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competitors, we may not be able to retain and acquire clients, and we may consequently experience a decline in revenues, reduced operating margins, loss of market share and diminished value from our products.

We may be unable to adapt to significant technological changes, which could adversely affect our business.

Our operations require sophisticated computer systems and software for data collection, data processing, cloud-based platforms, analytics, cryptography, statistical projections and forecasting, mobile computing, social media analytics and other applications and technologies. We are also building AI technologies into our products and services. Some of these technologies supporting the industries we serve are changing rapidly. We may not be able to continuously adapt to changing technologies, industry standards and AI laws and regulations as they are introduced globally, which may impede our ability to develop and market new services or enhance our existing services to meet client demand.

Moreover, the introduction of new services embodying new technologies and the emergence of new industry standards could accelerate technology turnover in businesses and render existing services technologically or commercially obsolete. Our ongoing success will depend on our ability to adapt to changing technologies and regulations, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our existing services in response to changing client and industry demands. We may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of our services. New services, or enhancements to existing services, may not achieve any degree of significant market acceptance or may not adequately meet the requirements of current and prospective clients which could lead to impaired performance, declines in quality or client satisfaction, increased costs, difficulty in introducing new features or other operational inefficiencies or failures. These issues could reduce the attractiveness of our products and services to clients, resulting in decreased subscriptions with existing and new clients, lower subscription renewal rates, the issuance of service credits or requests for refunds, which could hurt our revenue growth and our reputation. Even if we can upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention, as well as improvements to our operational and financial controls and reporting systems and procedures. Because of these risks and other inherent risks associated with upgrading, improving and expanding our information technology systems, any needed expansion and improvements to our infrastructure and systems may not be fully or effectively implemented on a timely basis, if at all.

Consumption of consumer-packaged goods is growing in new and different channels, such as discount stores and eCommerce. Traditional methods of shopping are evolving and the emergence and growth of omni-channel eCommerce as well as direct-to-consumer models continue to grow. This fragmentation requires us to develop new methodologies to procure, cleanse, enrich and connect data. If we are unable to continue to successfully adapt our consumer measurement systems to new consumption habits, our business, results of operations and financial condition could be adversely affected.

Consolidation in the industries in which our clients operate could put pressure on the pricing of our services, thereby leading to decreased earnings and cash flows.

Consolidation in the industries in which our clients operate could reduce aggregate demand for our services in the future and could limit the amounts we earn for our services. When companies merge, the services they previously purchased separately are often purchased by the combined entity in the aggregate in a lesser quantity than before, leading to volume and price compression and loss of revenue. Some of our competitors also have different market focus than ours and therefore may not be as susceptible to downturns in consumer retail markets, including the FMCG and T&D markets. Large companies that are making significant investments in data analytics, may invent similar or superior products and technologies that compete with one or more of our product and service offerings. In addition, some of our competitors may enter into new partnerships with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers

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in complementary categories, or other parties. Competitors may also consolidate with existing service providers or strategic partners that we rely on, and as a result we could lose partnerships and cooperation arrangements that are difficult to replace.

While we are attempting to mitigate the revenue impact of any consolidation by expanding our range of services and pricing strategies, there can be no assurance as to the degree to which we will be able to do so as industry consolidation continues, which could adversely affect our business, results of operations and financial condition. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share or a smaller addressable share of the market and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

Client procurement strategies could put additional pressure on the pricing of our services, thereby leading to decreased earnings and cash flows.

Certain of our clients have sought and may continue to seek price concessions. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model. This puts pressure on the pricing of our services, which could reduce our revenue, earnings and cash flows and adversely affect our business, results of operations and financial condition.

If sources from which we obtain information limit our access to such information or institute or increase fees for accessing such information, our business could be materially and adversely harmed.

We obtain information from thousands of sources for our data aggregation solutions, some of which are not in direct contractual privity with us. If the sources from which we obtain information limit or restrict our ability to access or use such information, we may be unable to obtain similar data from other sources on commercially reasonable terms or at all, or we may be required to attempt to obtain such information by other means that could be more costly and time-consuming, and less effective or efficient, which could impact our business, results of operations and financial condition.

We utilize web scraping technology as a source of data aggregation. The legality of and restrictions on web scraping varies across the world and the United States. Web scraping poses several risks including potential violations of website terms of service, intellectual property laws, privacy laws and regulations, contractual obligations and other laws including the Computer Fraud and Abuse Act, potentially leading to legal repercussions, including cease-and-desist orders, damages and reputational harm. The data collected through web scraping may be incomplete, inaccurate or outdated due to dynamic website structures, requiring additional data cleaning and validation.

Third parties may either block our access to their websites or request that we cease employing web scraping of their websites to gather information. Any such limitation or restriction may prevent us from providing our solutions and services on a timely basis, if at all. In addition, if third parties challenge our right to access or use information from these or other sources, we may be required to negotiate with such third parties for access to their information, which may be more costly, or to discontinue certain of our solutions and services entirely. The legal environment surrounding web scraping and similar means of obtaining access to information contained on third-party websites is evolving. In the event these third parties begin to charge us fees for accessing such information, or block our access to this information entirely, we may be forced to increase the fees that we charge our clients or discontinue certain solutions and services, which could make our solutions and services less attractive, and our gross margins and other financial results could suffer as a result.

A loss or decrease in business of one or more of our largest clients could adversely impact our business, results of operations and financial condition.

Our ten largest clients collectively accounted for approximately 17.3% of our total revenues for the year ended December 31, 2024. We cannot assure you that any of our largest clients will continue to use our services to the

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same extent, or at all, in the future. A loss or decrease in business of one or more of our largest clients, if not replaced by a new client or an increase in business from existing clients, would adversely affect our business, results of operations and financial condition.

We face risks related to sales to government entities.

We derive a portion of our revenues from sales to government entities around the world. In general, our contracts with government entities are terminable at will by the government entity at any time. Government demand and payment for our services may be affected by public sector budgetary cycles and funding authorizations, including government shutdowns. In the United States, the Trump Administration has indicated that they may propose changes in funding priorities, including cutting certain costs and reducing spending, which could impact demand and payment for our services. Government contracts are typically subject to oversight, including special rules on accounting, expenses, reviews and security. Failure to comply with these rules could result in civil and criminal penalties and sanctions, including termination of contracts, fines and suspensions, or debarment from future business with the relevant government. As a result, failure to comply with these rules could adversely affect our future business, results of operations and financial condition.

Our ability to successfully manage ongoing organizational changes and growth could impact our business results.

As we have in prior years, we continue to execute a number of significant business and organizational changes, including operating reorganizations, acquisition integration and divestitures to improve productivity and create efficiencies to support our growth strategies. We expect these types of changes, which may include many staffing adjustments as well as employee departures, to continue for the foreseeable future. Successfully managing these changes, including the identification, engagement and development and retention of key employees to provide uninterrupted leadership and direction for our business, is critical to our success. This includes developing organization capabilities in specific markets, businesses and functions where there is increased demand for specific skills or experiences. Additionally, our financial targets assume a consistent level of productivity improvement. If we are unable to deliver expected productivity improvements, while continuing to invest in business growth, our financial results could be adversely impacted.

As our client base continues to grow, we will need to expand our services and other personnel, and maintain and enhance our partnerships, to provide a high level of client service. We also will need to manage our sales processes as our sales personnel continues to grow and become more complex and as we continue to expand into new geographies and market segments. If we do not effectively manage this increasing complexity, the quality of our products and client service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability to attract and retain clients and expand our clients’ use of our products.

If we are unable to manage our growth successfully, our business, financial condition and results of operations may be adversely affected. It is important that we maintain a high level of client services, integration services and satisfaction as we expand our business. As our client base continues to grow and as our penetration with existing clients expands, we will need to expand our account management, client service and other personnel. Failure to manage growth could result in difficulty or delays in launching our products, declines in quality or client satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties. Any of these could adversely impact our business, financial condition and results of operations.

We may not fully realize the anticipated benefits of our completed or future combinations, acquisitions, joint ventures, and strategic investments, which may expose us to additional risks.

On July 10, 2023, we completed a strategic combination with GfK SE. Integration of our business and GfK is complex, costly and time consuming and we may face unanticipated issues, expenses and liabilities. We may not

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successfully or profitably utilize newly acquired assets or integrate, operate, maintain and manage any newly acquired operations or employees. In addition, we may decide that only certain of the acquired assets and technology is useful for our future products and services, or that integration of the acquired technology is not feasible or is too costly. We will continue to depend on the management team of GfK for the successful operation and integration into our combined offering. Even if we are able to integrate GfK or any other acquired assets or businesses successfully, we may not realize the expected benefits of the transactions. There also may be increased risk due to integrating financial reporting and internal control systems of GfK.

We may need to invest in additional business processes and systems to support the GfK integration. Such additional costs may offset the financial benefits that may be realized from the combination. We also may suffer the loss of key employees and strategic partners of GfK and it may be difficult to implement our corporate culture.

We may review additional acquisition, joint ventures and strategic investment opportunities to expand our current product offerings, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. We may not be able to identify suitable targets or consummate future transactions on favorable terms. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, financial condition and results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected, or we may be exposed to unknown risks or liabilities. Further, the purchase price for some acquisitions or joint ventures interests may include additional amounts to be paid in cash in the future, a portion of which may be contingent on the achievement of certain future operating results of the acquired business. If the performance of any such acquired business or joint venture exceeds such operating results, then we may incur additional charges and be required to pay additional amounts. Our failure to successfully utilize any acquired assets, complete the integration of any acquired business, including retention of key employees, clients and strategic partners, achieve the long-term plan for such assets or businesses, as well as any other adverse consequences associated with our acquisition and investment activities, could have an adverse effect on our business. Any acquisition may also disrupt our ongoing business, divert resources, increase our expenses and distract our management from our ongoing operations. Finally, certain of our acquisitions, joint ventures and strategic investments are subject to foreign regulatory approvals. Our acquisition activity may therefore increase the likelihood that we become subject to regulatory investigations or inquiries, and we may become subject to related penalties or fines.

If we are unable to attract, retain and engage employees, we may not be able to compete effectively and will not be able to expand our business.

Our success and ability to grow is dependent, in part, on our ability to hire, retain and engage sufficient numbers of talented people, with the increasingly diverse skills needed to serve clients and expand our business, in many locations around the world. Competition for highly qualified, specialized technical, managerial and particularly consulting personnel is intense. Our Chief Executive Officer, James Peck, and other members of our management team are important to the success of our operations. All of these key employees are at-will employees and can terminate their employment with us at any time. The loss of any of these key members of our management team could impede our achievement of our strategic goals.

Changes to U.S. or other countries’ immigration policies that restrain the flow of professional talent may also inhibit our ability to staff our offices or projects. Recruiting, training and retention costs and benefits place significant demands on our resources. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have an adverse effect on our business and prospects, including our ability to execute on growth initiatives as well as obtain and successfully complete important client engagements and partnerships and thus maintain or increase our revenues. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources. In addition,

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job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees.

Further, we are subject to the requirements of foreign work councils, due to the global nature of our work force. Compliance with work council requirements may impede our ability to make changes to our human capital strategy or make decisions related to employees and about employee relations in a timely manner, which may adversely affect our ability to successfully recruit, train, motivate and retain employees. If we cannot successfully recruit, train, motivate and retain qualified employees, develop and maintain a diverse, equitable, inclusive and safe work environment, or replace key employees following their departure, our reputation and brand may be negatively impacted and our ability to develop and manage our business will be impaired.

Inadequacy of our insurance coverage or an inability to procure contractually required coverage could adversely affect our business.

We currently maintain insurance policies for workers’ compensation, general liability, cybersecurity and other insurance coverage. These policies provide for a variety of coverage and are subject to various limitations, exclusions and deductibles. Insurance may not continue to be readily available in the form or amounts we have been able to obtain in the past or our insurance premiums may materially increase in the future because of conditions in the insurance business or in the consumer intelligence industry. Although we believe we have adequate insurance coverage at this time, claims in excess of, or not included within, our coverage may be asserted. The long-term liquidity of our insurance carriers may be uncertain with regard to potential claims that may have significantly long statutes of limitations. We are also self-insured for medical benefits provided to our employees. While we believe we can adequately fund our self-insurance obligations, a significant increase in claims and/or costs could require us to arrange for financing for payment of those claims, which could adversely affect our business, results of operations and financial condition.

Natural disasters, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events, such as protests, civil unrest or terrorist or military activities disrupting transportation, communication or utility systems or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics, unusual weather conditions or cyberattacks, could adversely affect our business, results of operations and financial condition. Such events could result in physical damage to or destruction or disruption of one or more of our properties, our leased data centers or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations, supply chain disruptions, data, utility and communications disruptions, disruptions in commercial activities, and the inability to operate our business. In addition, these events could cause a temporary reduction in sales or the ability to run our business or could indirectly result in increases in the costs of our insurance if they result in significant loss of property or other insurable damage. The uncertain nature, magnitude and duration of hostilities stemming from Russia’s military invasion of Ukraine and the conflict between Israel and Hamas, including the potential effects of sanctions and retaliatory cyberattacks on the world economy and markets, have contributed to increased market volatility and uncertainty. Such geo-political risks could have an adverse impact on macroeconomic factors. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the global financial markets and economies. Any of these developments could have a material and adverse effect on our business, financial condition and results of operations.

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We may encounter difficulties managing our real estate costs, which could adversely affect our results of operations.

As we continue to expand our business, our current offices and other facilities may not be adequate and may need to be expanded or reduced. For example, we may be required to enter leases for additional facilities or commit to significant investments in the build out of current or new facilities, or we may need to renegotiate or terminate leases to reflect changes in our business or adjusting to a more remote workforce. If we are unable to effectively forecast our facilities needs or if we are unable to sublease or terminate leases for unused space, we may experience increased and unexpected costs.

Because we generally recognize revenue ratably over the term of each subscription agreement, downturns or upturns in our sales may not be immediately reflected in our financial condition and results of operations.

Revenues derived from our Intelligence services are generally recognized over the period during which the performance obligations are satisfied. Consequently, while a decline in new sales or renewals in any one period may not be reflected in our revenue for that period, a decline may negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our Intelligence services and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our model also makes it difficult for us to rapidly increase our Intelligence service revenue through additional sales in any period, as revenue from new clients generally is recognized over the term of the applicable agreement.

If we fail to maintain and enhance our brand, our ability to expand our client base may be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing our brand is important to support the marketing and sale of our existing and future products to new clients and expand sales of our products and services to existing clients. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our clients at competitive prices, our ability to maintain our clients’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and service capabilities from competitive products and service offerings. Our brand promotion activities may not generate client awareness or yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may be adversely affected.

Risks Related to IT Systems and Data

We rely on complex information systems, and if our information systems fail to perform adequately or if we experience an interruption in our operations, including a breach in cybersecurity, our business, financial condition and results of operations could be materially adversely affected.

Due to the global nature of our business and our reliance on information systems to provide our services, we intend to increase our use of cloud-based platforms and other integrated information systems in delivering our products and services. As the breadth and complexity of our information systems continue to grow, we will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including disruption, impairment or failure of cloud-based platforms, data centers, telecommunications facilities or other key infrastructure and excessive costs, excessive delays or other deficiencies in systems development and deployment.

Our success depends on the efficient and uninterrupted operation of our information systems, and those of our third-party service providers, and our data gathering procedures. A failure of our network or data gathering

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procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in the corruption or loss of data, and the potential associated regulatory risks from such corruption or loss of data (as described below). Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various computer facilities or those of our third-party service providers, or delays in our data gathering or panel maintenance operations due to weather events, including those related to climate change, pandemics or other acts of nature, could result in interruptions in the flow of data to our servers and to our clients. In addition, any failure in our computer environment, or that of our third-party service providers, to provide our required data communications capacity could result in interruptions in our service. In the event of a delay in the delivery of data by our third-party service providers, we could be required to transfer our data collection operations to an alternative provider. Such a transfer could result in significant delays in our ability to deliver our products and services to our clients and could be costly to implement. Additionally, significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once such enhancements or improvements are completed, could damage our reputation and harm our business.

Security breaches, improper access to or disclosure of our data or our clients’ data, or other cyber incidents could result in liability, cause harm to our reputation and business, or subject us to regulatory penalties.

In the ordinary course of our business, we rely extensively on our people, technology and business operations as well as trusted strategic partners and vendors to provide us with access to data and technology as well as related professional services. We collect, receive, access, use, process, maintain, store, handle, disclose, transfer, dispose of and transmit (“Process”) large volumes of proprietary information and data that may contain personal, sensitive and other confidential information of our clients, employees, consumers, suppliers and other third parties. This data may include our own or a client’s intellectual property, financial information and business operations data. We also use several third-party service providers, including cloud providers, to Process personal, sensitive and other confidential data. Because we do not control our third-party service providers, our ability to monitor the data security of such third parties may be very limited such that we cannot ensure the integrity or security of measures they take to protect and prevent the loss of our data. If our third-party service providers fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage.

There are growing risks related to the security, confidentiality and integrity of personal, sensitive and other confidential information stored and transmitted electronically due to increasingly diverse and sophisticated threats to networks, systems and data security. While we have implemented security measures, our information technology systems, as well as those of our vendors, contractors, and other third-party partners who Process information on our behalf or have access to our systems, are susceptible to security incidents, disruptions, cyberattacks, ransomware, electronic or physical break-ins, viruses, phishing attacks and other forms of social engineering, denial-of-service attacks, third-party or employee theft or misuse and other negligent actions. Cyberattacks against companies like ours have increased in frequency and potential harm over time, and can originate from a wide variety of sources, including criminal hackers, hacktivists, nation state or state-sponsored actors, employee malfeasance and human or technological error. Furthermore, the methods used in such attacks constantly evolve, making it increasingly difficult to anticipate, prevent, and/or detect incidents successfully in every instance. While we seek to protect our information technology systems from system failures, accidents, security breaches and other cyber incidents, we have in the past and may in the future experience security incidents which could result in a disruption of our business operations. Further, we may not be able to detect or prevent any such incidents, and our remediation efforts may not be successful. We expend significant resources in an effort to protect against security incidents and may be required or choose to spend additional resources or modify our business activities, particularly where required by applicable data privacy and security laws or regulations or industry standards.

Any potential security breach of our systems, or those of our third-party service providers, could result in unauthorized access, use, modification, disclosure, loss or theft of personal, sensitive or confidential data,

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including our intellectual property, or unauthorized access to, disruption of, or interference with our operations that rely on information systems. If a security breach or other incident were to result in unauthorized access to or use of personal, sensitive or other regulated information, it may be necessary to notify individuals, governmental authorities, supervisory bodies and other parties pursuant to applicable data privacy and security laws or regulations.

Any perceived or actual security breach, cyberattack or other cyber incident affecting us or our third-party service providers, including those that result in unauthorized Processing of personal, sensitive or other confidential information or other breach or theft of the information we control, could create issues under our customer contracts, harm our reputation, impair our ability to attract clients and to recruit panelists and survey respondents, result in substantial investigation and remediation costs, subject us to claims or litigation (including class claims), regulatory enforcement, liability under data privacy and security laws or regulations, and additional reporting or notification requirements, result in higher insurance premiums and materially adversely affect our business, financial condition and results of operations.

Risks Related to Legal and Regulatory Matters

Disputes and other legal or regulatory proceedings could adversely affect our financial results.

From time to time, we may become involved in litigation, other disputes or regulatory proceedings in connection with or incidental to our business, including litigation related to wage and hour claims, other employment claims, intellectual property, regulatory matters, contract, advertising, product-related and other consumer claims. For example, in October 2024, we filed a breach of contract claim against Circana related to misuse and misappropriation of our protected trade secrets. In 2024, we also brought a claim against Nielsen Media, seeking an order from the Court enjoining Nielsen Media from operating one of its business units as well as an injunction of its sale of that business unit to Circana, and a counterclaim for tortious interference with the sale was asserted by Nielsen Media in February 2025. If these or other litigation matters, disputes or proceeding are not resolved in our favor, our business may be negatively impacted. In general, claims made by us or against us in litigation, disputes or other proceedings can be expensive and time-consuming to bring or defend against and could result in settlements, injunctions or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes or proceedings to which we currently are or may in the future become party to. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, brand, financial condition and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business.

Any perceived or actual failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

Our business involves the Processing of large volumes of proprietary information and data, including personal information. We are subject to a growing number of federal, state and international data privacy and security laws and regulations, data breach notification laws and consumer protection laws that govern the Processing and protection of personal information.

In the United States, the U.S. Federal Trade Commission (the “FTC”) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online Processing and security of data. Such standards require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices.

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In addition, all fifty U.S. states, the District of Columbia and several U.S. territories have adopted data breach notification laws that require notice to be given to affected individuals, regulators, credit reporting agencies and/or others when certain types of data have been compromised as the result of a security breach or incident. In the event of such a security breach, our compliance with these laws may subject us to costs associated with investigation, notice and remediation, as well as potential litigation or investigations and enforcement actions from applicable regulatory authorities. We may also become liable for damages under our contracts and under applicable law and incur penalties and other costs. Depending on the facts and circumstances, any damages, penalties, fines and costs could be significant. In addition, such data breach notification laws may be inconsistent and compliance with laws across different states in the event of a widespread incident could be costly.

Further, in January 2020 the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (together, the “CCPA”) went into effect and imposed new and more stringent requirements regarding the Processing of personal data of California residents. The CCPA broadly defines personal information, gives California residents certain privacy rights in the collection and disclosure of their personal information and requires businesses to make certain disclosures, limit their use of personal information, and take certain other acts in furtherance of those rights. The CCPA also establishes a regulatory agency dedicated to enforcing those requirements. Failure to comply with the CCPA could result in, among other things, penalties of up to $7,500 per violation. The CCPA also provides individuals with a limited private right of action in the case of certain breaches of personal data. A number of other states have enacted comprehensive privacy legislation intended to provide consumers with greater transparency and control over their personal information, many of which will go into effect over the course of 2025 and 2026. The evolving patchwork of differing state and federal privacy and data security laws and regulations increases the cost and complexity of operating our business and increases our exposure to liability.

In the European Union (the “EU”), our operations are subject to the General Data Protection Regulation (EU) 2016/679 (“GDPR”), as well as local laws (including, where applicable, the Irish Data Protection Acts 1988-2018), and in the United Kingdom (the “UK”), our operations are subject to the UK Data Protection Act 2018 and the UK GDPR (as defined in the Data Protection Act 2018, as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019). These laws establish robust data protection and privacy standards, and grant EU and UK citizens various rights in relation to their personal data, including the right to access their personal data that is held by a company, by way of a data subject access request. These laws impose operational, data processing, and other technical and organizational requirements with which we must comply. These requirements include having appropriate measures in place to ensure that EU and UK citizens can properly exercise their data subject rights, and also ensure that adequate safeguards are in place when transferring personal data internationally, both intragroup and to third parties (for example, by implementing standard contractual clauses), and they are subject to change as a consequence of regulatory and judicial decisions. For instance, in July 2020 the Court of Justice of the European Union interpreted the GDPR as requiring that entities sending personal data out of the EEA perform a case-by-case assessment where EU Standard Contractual Clauses or other appropriate safeguards are being relied upon for such transfer as to whether the laws of the receiving country provide adequate protection in comparison to EEA laws, which has led to an increase in compliance costs. The legal implications of this ruling are still being contested and are likely to be subject to further judicial scrutiny, which may ultimately further increase compliance costs and/or reduce the ability to send personal data outside of the EEA and/or UK. Regulators have significant enforcement powers in relation to breaches of the GDPR and UK GDPR, including the ability to impose penalties of up to the higher of 4% of total annual worldwide turnover or €20 million for the GDPR (£17.5 million for the UK GDPR).

While the UK and EU data protection regimes are currently aligned following the UK’s exit from the EU in 2020, the UK government in 2022 announced its intention to adopt a more flexible approach to the regulation of personal data in the UK by way of legislative reform. The draft Data (Use and Access) (“DUA”) Bill was introduced into Parliament for discussion on October 23, 2024; however, the amendments contained therein are yet to be confirmed and may potentially result in divergence between the UK and EU data protection regimes. There therefore remains the potential of certain divergences between the EU and UK data protection regimes.

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There is also a continued risk of divergence in enforcement of these laws between the EU and UK in any event, as the UK regulator (the Information Commissioner’s Office) is not bound to follow the rulings and actions of the EU data protection authorities.

As a result of the GfK Combination, we acquired additional consumer and employee data, which we took measures to ensure was acquired, and could continue to be used, in compliance with applicable data privacy and security laws and regulations, as this data was incorporated into our internal data protection compliance processes. We also worked to align and integrate the data privacy and security laws and regulations compliance processes that we acquired with our existing processes for consistency and cohesion throughout the business. These remain considerations when acquiring and integrating any new business.

Although we strive to comply with applicable laws and regulations relating to data privacy and security, we cannot guarantee that we do, or will in the future, comply with all of the requirements of such laws and regulations. Requirements of data privacy and security laws and regulations are continuously evolving and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another or other legal obligations with which we must comply, which raises both costs of compliance and likelihood that we will fail to satisfy all of our legal requirements. Moreover, many of the laws and regulations in this area are relatively new and their interpretations are uncertain and subject to change. Combined with the frequency with which new data privacy and security laws are introduced globally, this means that we may be required to make changes to our operations or practices in an effort to comply with them. Changes in these laws and regulations (including newly released interpretations of these laws by courts and regulatory bodies) may limit our data Processing, increase our costs and reduce our net sales and may require increased expenditures by us or may dictate that we may not offer certain types of products or services. Monitoring, preparing for and complying with the array of data privacy and security legal regimes to which we are subject also requires us to devote significant resources, including, without limitation, financial and time-related resources. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in significant consequences, including government investigations and/or enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and adverse publicity and could negatively affect our business, financial condition and results of operations.

As the use of “third-party cookies” or other tracking technology continues to be restricted or otherwise subject to unfavorable regulation, blocked or limited by technical changes on end users’ devices, our and our clients’ ability to use data on our platform is otherwise restricted, and our business could be materially impacted.

Consumer data measurement relies on the use of cookies, pixels and other similar technology, including mobile device identifiers that are provided by mobile operating systems, which we refer to collectively as cookies, to collect data about interactions with users and devices. We utilize third-party cookies, which are cookies owned and used by parties other than the owners of the website visited by the Internet user. Our cookies are used to record information tied to a random unique identifier, including information such as when an Internet user views an ad, clicks on an ad or visits one of our clients’ websites through a browser while the cookie is active. We use cookies to help us collect consumer data in order to provide business solutions for our clients. Additionally, our clients use cookies and other technologies to add information they have collected or acquired about users into our platform. Without such data, our clients may not have sufficient insight into an Internet user’s activity, which may compromise their ability to determine certain business strategies and undermine the effectiveness of our platform.

Cookies may be deleted or blocked by Internet users who do not want information to be collected about them, and in some jurisdictions (such as the EU and UK) are subject to consent requirements where the cookies are not essential to the website function (such as analytics cookies), and such consent may not be provided by such Internet users. The most commonly used Internet browsers-Chrome, Firefox, Internet Explorer and Safari-allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Mobile

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devices allow users to opt out of the use of mobile device IDs for targeted advertising. Additionally, the Safari browser currently blocks some third-party cookies by default and has recently added controls that algorithmically block or limit some cookies. Other browsers have added similar controls. In addition, Internet users can delete cookies from their computers at any time. Some Internet users also download free or paid ad blocking software that not only prevents third-party cookies from being stored on a user’s computer but also blocks all interaction with a third-party ad server. Google has introduced ad blocking software in its Chrome web browser that will block certain ads based on quality standards established under a multi-stakeholder coalition. Additionally, the Digital Advertising Alliance, the Network Advertising Initiative, their international counterparts, and our company have certain opt-out mechanisms for users to opt out of the collection of their information via cookies. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, restrictions are imposed by advertisers and publishers, or there are changes in technology or new developments in laws, regulations or industry standards around cookies, our business could be harmed.

For in-app advertising, data regarding interactions between users and devices are tracked mostly through stable, pseudonymous mobile device identifiers that are built into the device operating system with privacy controls that allow users to express a preference with respect to data collection for advertising, including to disable the identifier. These identifiers and privacy controls are defined by the developers of the mobile platforms and could be changed by the mobile platforms in a way that may negatively impact our business. Technical or policy changes, including regulation or industry self-regulation, could harm our growth in those channels.

Laws relating to use of cookies or other tracking technology are evolving differently in different jurisdictions. Federal, state and non-U.S. governmental authorities, as well as courts interpreting the laws, continue to evaluate the privacy implications of the use of third-party cookies and other methods of online tracking. The U.S., EU and other governments have enacted or are considering legislation that could significantly restrict the ability of companies and individuals to collect and store user information, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. As the collection and use of data for digital advertising has received ongoing media attention over the past several years, there has been an array of ‘do-not-track’ efforts, suggestions and technologies introduced to address these concerns, and comprehensive state privacy laws are beginning to incorporate the obligation to honor them. For example, in the United States, the CCPA grants California residents the right to opt-out of a company’s sharing of personal data for advertising purposes in exchange for money or other valuable consideration and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control, a setting that allows users to enable privacy preferences on web browsers. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective.

In addition, in the EU, Directive 2002/58/EC (as amended by Directive 2009/136/EC), commonly referred to as the ePrivacy Directive, directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie and other similar technologies, is allowed only if the Internet user has been informed about such access and given his or her consent. The ePrivacy Directive also contains provisions relating to direct marketing where the default is that consent must be obtained to send direct marketing by phone or email. The ePrivacy Directive is transposed into law in each EU member state so local transposition and enforcement can vary. In the UK, the ePrivacy Directive was transposed into UK law as the Privacy and Electronic Communications (EC Directive) Regulations 2023 (the “PECR”) and imposes equivalent requirements on our UK operations. The European Commission’s draft Regulation on Privacy and Electronic Communications may in due course replace the current ePrivacy Directive, and the UK DUA Bill may introduce certain changes to PECR. These regulatory developments may create additional risks for us or require us to update our existing compliance framework in the future.

Regulation of the use of cookies and other online tracking and advertising practices, or a loss in our ability to make effective use of products and services that employ such technologies, could increase our costs of

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operations, and limit our ability to track trends or optimize our services, and consequently, materially adversely affect our business, results of operations, financial condition, and cash flows. Additionally, under various data privacy and security laws and regulations and other obligations, we may be required to obtain certain consents to Process personal information. For example, some of our Processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. Recently, these practices have been subject to increased challenges by class action plaintiffs, and our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands. Such a demand could allow for the recovery of statutory damages on a per violation basis, which could be significant depending on the volume of data and the number of violations.

Our use of AI or other emerging technologies could adversely impact our business and financial results.

We use AI models to develop our proprietary tools, including (i) Processing data from our data lake, (ii) the use of BASES Synthetic Personas to predict consumer receptiveness to new retail products, and (iii) our Ask Arthur feature, which uses generative AI to facilitate quick data access and decision making for our clients. We also utilize AI to create tools such as our AI-powered insight summaries and to enhance the accuracy of our data by increasing our data match rate. We expect to continue to use new and rapidly evolving technologies, including AI, to, among other things, develop new tools and products, and additional features in our existing products and services.

There are significant risks involved in the development, adoption, use, deployment and maintenance of AI, such as an increase in intellectual property infringement or misappropriation, data privacy and security, cybersecurity, confidentiality, and operational and technological risks. For example, for our products, we leverage advanced analytics and machine learning within Snowflake’s platform. We are therefore dependent on Snowflake’s secure data sharing for the quality of our data and AI outputs. In addition, the number of approaches to integrating and commercializing AI is large, and many of those approaches may not gain market acceptance or become obsolete. At this time, we are unable to predict which offerings will be successful, and, notwithstanding our investments, our products and services may become less marketable, competitive, or potentially obsolete if either our approach to integrating AI fails to gain market acceptance or our approach to protecting our data and intellectual property is inadequate. Any of these factors could materially and adversely affect our business, financial condition or results of operations.

Use of AI also poses risks associated with harmful content, accuracy, bias and discrimination, any of which could affect our further development, adoption, use, deployment and maintenance of AI, and may cause us to incur additional research and development costs to resolve any issues arising from such risks. In addition to the foregoing risks, the introduction of AI technologies into new or existing products and services may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns or other complications that could adversely affect our business, reputation or financial results.

Legal and regulatory frameworks related to the use of AI are rapidly evolving, as regulation of the use of AI continues to be considered and adopted by various U.S. and international governmental and regulatory entities, including the European Union (“EU”), the Securities and Exchange Commission and the Federal Trade Commission (“FTC”). Several jurisdictions have also passed, or are considering, new laws and regulations relating to the use of AI. For example, in 2024, the EU adopted the EU AI Act and Colorado adopted the Consumer Protections for Artificial Intelligence Act. The EU AI Act will impose material requirements on both the providers and deployers of AI technologies, with infringement punishable by sanctions of up to 7% of annual worldwide turnover or EUR 35 million (whichever is higher) for the most serious breaches. The future impact on us of these or other new laws or regulations is uncertain. Any failure or perceived failure by us to comply with current, new and proposed AI-related laws and regulations could result in fines and negative publicity, which could result in reputational harm and damage to our business. We may not be able to adequately anticipate or respond to new laws and regulations, and we may need to expend additional resources to adjust our offerings in

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certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Our reliance on the use of AI could also pose ethical concerns and lead to a lack of human oversight and control. If we enable or offer solutions that draw controversy, or these new offerings do not work as we describe them, we may experience brand or reputational harm, competitive harm or legal liability. Further, generative AI, including our Ask Arthur feature, may create content that appears correct but is factually inaccurate, incomplete, insufficient, biased or otherwise flawed or contains copyrighted or other protected material, which may not be easily detectable. To the extent we or our clients rely on such results, we could incur operational inefficiencies, competitive harm, brand or reputational harm, or other adverse impacts on our business and results of operations. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our personal, sensitive, or other confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or our personal, sensitive, or other confidential information, harming our competitive position and business. The rapid evolution of the use of AI requires and will continue to require resources to develop, test and maintain our products and services to help ensure that AI is implemented appropriately in order to minimize unintended and harmful impacts.

It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our development, adoption, use, deployment and maintenance of AI or subject us to legal liability, regulatory action or brand and reputational harm.

Due to the global nature of our business, we may be exposed to liabilities under anti-corruption laws, including the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act, the Irish Criminal Justice (Corruption Offences Act 2018) and various international anti-corruption laws, and any allegation or determination that we violated these laws could have a material adverse effect on our business.

We are required to comply with the FCPA, the UK Bribery Act and other international anti-corruption laws, which prohibit companies from engaging in bribery including corruptly or improperly offering, promising, or providing money or anything else of value to non-U.S. officials and certain other recipients. In addition, the FCPA imposes certain books, records, and accounting control obligations on public companies and other issuers. We operate in parts of the world in which corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Our global operations face the risk of unauthorized payments or offers being made by employees, consultants, sales agents, and other business partners outside of our control or without our authorization. It is our policy to implement safeguards to prohibit these practices by our employees and business partners with respect to our operations. However, irrespective of these safeguards, or as a result of monitoring compliance with such safeguards, it is possible that we or certain other parties may discover or receive information at some point that certain employees, consultants, sales agents, or other business partners may have engaged in corrupt conduct for which we might be held responsible. Further, the EU Whistleblower Directive provides that matters may be reported directly to authorities for investigation rather than reported internally. Therefore, we may not become aware of potential violations until authorities initiate an investigation. Violations of the FCPA, the UK Bribery Act, the Irish Criminal Justice (Corruption Offences Act 2018) or other international anti-corruption laws may result in restatements of, or irregularities in, our financial statements as well as severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In some cases, companies that violate the FCPA may be debarred by the United States government and/or lose their United States export privileges. Changes in anti-corruption laws or enforcement priorities could also result in increased compliance requirements and related costs which could adversely affect our business, financial condition and results of operations. In addition, the United States or other governments may seek to hold us liable for successor liability FCPA violations or violations of other anti-corruption laws committed by companies in which we invest or that we acquired or will

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acquire. Our risks related to compliance with these laws and regulations will increase as we expand our operations into new regions.

Our ESG commitments may impact our reputation, expose us to additional costs, or have other impacts which could adversely affect our business, financial condition, or results of operations.

We have undertaken ESG initiatives and set goals to align our ESG approach with our business strategy. However, our clients might not be satisfied with our initiatives or goals. Failure to advance our initiatives or meet our goals could negatively impact our reputation, as well as the demand for our products. In addition, achieving our ESG initiatives may result in increased costs, which could have a material adverse impact on our business, financial condition, or results of operations.

Further, there has been an increased focus from regulators, investors, clients, and other stakeholders relating to ESG practices and disclosures, and we are subject to evolving ESG rules and regulations. In recent years there has been increased pressure from governmental and non–governmental organizations to expand disclosures related to the physical and transition risks related to climate change or to establish sustainability goals, such as the reduction of greenhouse gas emissions. For example, on March 6, 2024, the SEC adopted its final rule, “The Enhancement and Standardization of Climate-Related Disclosures for Investors,” which sets forth certain prescriptive rules that would significantly increase our reporting obligations and cost of compliance. Subsequently, in April 2024, the SEC issued an order staying implementation of the rule pending the resolution of certain challenges, and it is unclear whether the final rule will be implemented in whole, in part or at all. On January 5, 2023, the European Commission’s Corporate Sustainability Reporting Directive (“CSRD”) came into effect and was transposed into Irish law in July 2024. CSRD will result in various sustainability reporting requirements impacting us and our global operations from 2025 (with first reporting disclosures being made in 2026). The CSRD expands the number of companies required to publicly report ESG-related information, defines the ESG-related information that companies are required to disclose in accordance with European Sustainability Reporting Standards (“ESRS”) and imposes additional assurance obligations with respect to such disclosures. While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still developing, uncertain and may impose increased costs on us related to complying with our reporting obligations and increase risks of non-compliance with ESRS and the CSRD.

Our legal, accounting, and other compliance expenses may increase significantly, and compliance efforts may divert management time and attention as we prepare for compliance with CSRD and other ESG-related disclosure requirements. If we do not comply with CSRD and other ESG-related disclosure requirements, we could become subject to penalties, reputational damage, and other substantial costs, each of which could adversely affect our business, results of operations or financial condition.

Changes in tax laws, the impact of taxes on our business, including intercompany transfers and transactions, and challenges by taxing authorities with respect to our tax reporting, may adversely affect our financial results and increase our tax expense.

We operate in over 90 countries, and changes in tax laws, international tax treaties, multi-lateral instruments, regulations, related interpretations and tax accounting standards in the United States and other countries in which we operate may adversely affect our financial results, particularly our income tax expense, liabilities and cash flow. Our effective tax rate could also be affected by changes in our business (including acquisitions or dispositions), intercompany transactions, the applicability of special tax regimes and the relative amount of foreign earnings in jurisdictions with high statutory tax rates or where losses are incurred for which we are not able to realize tax benefits. In addition, although we believe that our transfer pricing policies comply with applicable law, tax authorities in the jurisdictions in which we operate could in the future challenge our transfer pricing policies with respect to our intragroup transactions and arrangements resulting in unexpected income tax adjustments.

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On December 20, 2021, the Organisation for Economic Cooperation and Development (the “OECD”) published the Global Anti-Base Erosion Model Rules which are aimed at ensuring that Multinational Enterprises (“MNEs”) are subject to a global minimum effective tax rate of 15% in each jurisdiction in which they operate. A directive to implement the rules on minimum effective taxation in the EU (the “Pillar 2 Directive”) was adopted by the Council of the EU on 15 December 2022. The Pillar 2 Directive was required to be transposed by all EU Member States by 31 December 2023. The implementing Irish legislation is set down in Part 4A of the Taxes Consolidation Act 1997 and applies for accounting periods commencing on or after 31 December 2023. The Company is actively monitoring developments in this area and continues to evaluate the guidance and the potential impacts this may have on its global effective tax rate, results of operations, cash flows, and financial condition.

Our dividends, royalties and other transactions between group entities may be subject to withholding or other taxes. These taxes can reduce the amount of cash available to us for use in our operations, debt repayment, capital expenditures, and shareholder returns. Changes in tax laws or regulations in the jurisdictions where we operate could increase the amount of withholding or other taxes we are required to pay, which could adversely affect our financial condition and results of operations. Additionally, if we are unable to repatriate cash in a tax-efficient manner, it could limit our ability to deploy capital and impact our overall liquidity.

Finally, governments are resorting to more aggressive tax audit tactics and are increasingly considering changes to tax law regimes or policies. We are subject to direct and indirect taxes in numerous jurisdictions, and the amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment. Although we believe that we have complied with all applicable tax laws, we have been and expect to continue to be subject to ongoing tax audits in various jurisdictions, and tax authorities have disagreed, and may in the future disagree, with some of our interpretations of applicable tax law. For example, we have ongoing tax audits in various jurisdictions including Canada, Indonesia and China. We regularly assess the likely outcomes of these and other audits to determine the appropriateness of our tax provisions. However, our judgment may not be sustained on completion of these audits, and the amounts ultimately paid could be different from the amounts previously recorded, which could have a material adverse effect on our business, results of operations and financial condition.

Future legislation, regulations or policy changes under the current U.S. administration and Congress could have a material effect on our business, results of operations and financial condition.

Future legislation, regulatory changes or policy shifts under the current U.S. administration and Congress, could impact our business. Trade issues between the United States and several countries, including existing trade tensions, or actual or potential increased tariffs involving, China, Canada, Mexico, EU, UK, or other countries, can provide a challenging landscape and marketplace uncertainty to us and our clients.

Other possible U.S. legislation and regulation that could have an impact on us include comprehensive state and federal privacy legislation and regulation and AI policy.

Some policy issues, such as tax, privacy and trade, will be risks that span the globe. At this time, we cannot predict the scope or nature of these changes or assess what the overall effect of such potential changes could be on our business, results of operations or financial condition.

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We identified material weaknesses in our internal control over financial reporting. In addition, we will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act. If we are unable to remediate our material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and share price.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Although we are not yet subject to the certification or attestation requirements of the Sarbanes-Oxley Act in connection with the preparation of our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management identified a deficiency related to the valuation of cooperation arrangements, which has been subsequently remediated. Management also identified a deficiency in the design and operation of internal controls over financial reporting related to certain aspects of the application of purchase accounting for acquisitions. Specifically, internal controls were not designed and maintained effectively with regard to: (i) the allocation of goodwill and certain identifiable assets to foreign subsidiaries, which has an impact on currency translation or remeasurement of such balances stated in the consolidated financial statements, and (ii) conforming of GAAP and accounting policies of acquired entities to that of the Company.

We are in the process of, and we are focused on, designing and implementing effective measures to remediate this material weakness. The design and implementation efforts focus on controls to address the financial reporting risks over the accounting and related integration for acquisitions, including controls over the preparation and review of the financial data integration into the consolidated financial statements and ongoing recording of the financial statement results of acquired businesses. While we believe these efforts will improve our internal controls and address the underlying causes of the material weakness, such material weakness will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. The measures we have implemented and the measures that we are continuing to implement, may not be sufficient to remediate the material weakness on a timely basis, or at all. In addition, we or our independent registered public accounting firm may identify additional material weaknesses in the future. While we are working to remediate this material weakness as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan.

Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures which are designed to reasonably detect and prevent fraud. Any failure to remediate any material weakness or to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting.

Ineffective disclosure controls and procedures, and material weaknesses in internal control over financial reporting, could result in errors in our consolidated financial statements that could result in a restatement of our financial statements, cause us to incur significant expense, cause us to fail to meet our periodic reporting obligations on a timely basis or subject us to investigations or sanctions by regulatory authorities. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the     .

We are also in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. We will be

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performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and, if required, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (United States) rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a material weakness or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any future material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our consolidated financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our ordinary shares may be adversely affected, and we could become subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy our material weaknesses or if we identify any future material weakness, our consolidated financial statements could be inaccurate and we could face restricted access to the capital markets.

Risks Related to Intellectual Property

Third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property, and we could suffer significant litigation or licensing expenses, or be prevented from selling products or services, which may adversely impact our business, results of operations and financial condition.

We cannot be certain that we do not and will not infringe, misappropriate or otherwise violate the intellectual property of others in operating our business. In the ordinary course of business, third parties may claim, with or without merit, that one or more of our products or services infringe, misappropriate or otherwise violate their intellectual property and may engage in legal proceedings against us. In some jurisdictions, plaintiffs can also seek injunctive relief that may limit the operation of our business or prevent the marketing and selling of our services that allegedly infringe, misappropriate or otherwise violate a plaintiff’s intellectual property.

Certain agreements with our data sources or clients contain provisions where we indemnify, subject to certain limitations, the counterparty for damages suffered as a result of claims related to intellectual property infringement based on our data or technology. Infringement claims covered by such indemnity provisions could be expensive to litigate and may result in significant settlement payments. In certain businesses, we rely on third-party intellectual property licenses and, depending upon the outcome of any intellectual property dispute, we cannot ensure that these licenses will be available in the future on favorable terms or at all.

Any such claims of intellectual property infringement, misappropriation or other violation even those without merit, could:

•	be expensive and time-consuming to defend;

•	result in us being required to pay possibly significant damages;

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•	cause us to cease providing our products or services that allegedly infringe, misappropriate or otherwise violate a third party’s intellectual property;

•	require us to redesign or rebrand all or a portion of our products and services, which could be costly, time-consuming or impossible; and/or

•

require us to enter into potentially costly royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, although royalty or licensing agreements may not be available to us on acceptable terms or at all.

We analyze and take action in response to such claims on a case-by-case basis. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our business and technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations.

If we do not resolve these claims in advance of a trial, there is no guarantee that we will be successful in court. An adverse judgment could subject us to significant damages or to an injunction against development and/or sale of certain of our products or services. We may also be required to pay damages to satisfy contractual obligations to others.

Any of the above could have a negative impact on our business, results of operations and financial condition.

If we are unable to establish, maintain, protect or enforce our intellectual property, our business could be adversely affected.

Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property. We believe our proprietary technologies and intellectual property are important to our continued success and competitive position. To establish, maintain, protect and enforce our intellectual property, we rely generally rely on a combination of patent, copyright, trademark and trade secret laws of the United States and other countries, as well as certain contractual rights, such as confidentiality and invention assignment agreements with employees and third parties, and license and other agreements with consultants, vendors and clients.

These legal measures afford only limited protection and may not be adequate or sufficient protection to protect any of our intellectual property from being challenged, invalidated, circumvented, infringed, diluted or misappropriated. Although our employees, consultants, clients and collaborators all enter into confidentiality agreements and intellectual property assignment agreements as part of our form of global employment agreement, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation or unauthorized disclosure.

Our business’s success depends, in part, on:

•	obtaining patent protection for our technology and services;

•	enforcing and defending our patents, copyrights, trademarks, service marks and other intellectual property;

•	preserving our trade secrets and maintaining the security of our know-how and data; and

•	operating our business without infringing, misappropriating or otherwise violating intellectual property held by third parties.

Our ability to establish, maintain and protect our intellectual property and proprietary rights against theft or infringement could be materially and adversely affected by insufficient and/or changing proprietary rights and intellectual property legal protections in some jurisdictions and markets. Intellectual property law in several foreign jurisdictions is subject to considerable uncertainty. Our pending patent and trademark applications may

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not be allowed in certain jurisdictions, and inadequate intellectual property laws may limit our rights and ability to detect unauthorized uses or take appropriate, timely and effective steps to remedy unauthorized conduct and to protect or enforce our rights. Such limitations may allow our competitors to design around our intellectual property, and to independently develop non-infringing competing technologies, products or services similar or identical to those of us, thereby potentially eroding our competitive position, enabling competitors with a greater opportunity to capture market share, and consequently adversely impacting our business, results of operations and financial condition. The expiration of certain of our patents may also lead to increased competition. As such, our patents, copyrights, trademarks and other intellectual property may not adequately protect our rights, provide significant competitive advantages or prevent third parties from infringing or misappropriating our proprietary rights.

The growing need for global data, along with increased competition and technological advances, puts increasing pressure on us to share our intellectual property for client applications with others. In this way, competitors may gain access to our intellectual property and proprietary information. Third parties that license our intellectual property and proprietary rights may take actions or create incidents that may diminish the value of our rights, harm our business, reduce revenue, increase expenses and/or harm our reputation.

To prevent or respond to unauthorized uses of our intellectual property, we may be required to enforce our intellectual property to protect our confidential and proprietary information by engaging in costly and time-consuming litigation or other proceedings that may be distracting to management, could result in the impairment or loss of portions of our intellectual property and may not result in us ultimately prevailing.

If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce, protect or defend our intellectual property, our competitiveness could be impaired, which would limit our growth and future revenue. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our relationship with our former parent company for certain aspects of our business.

We are reliant on Nielsen Holdings, our former parent company, for use of certain trademarks to conduct our business. We are party to a trademark license agreement with Nielsen Holdings, pursuant to which, Nielsen Holdings granted us an exclusive license to use certain trademarks and service marks, including “NielsenIQ” in connection with our core business and a non-exclusive license to use certain tradenames and service marks in connection with certain other fields. The trademark license agreement permits our former parent company to terminate the agreement if we are insolvent or if we assign our rights in violation of the agreement. The trademark license agreement expires at the end of its 20-year term in 2041. If the trademark license agreement is terminated or expires by its term, we may not be able to use certain of our former parent company trademarks in connection with our business. Further, we lack control over the direction and reputation of the licensed trademarks, which could impact our ability to realize the benefits of the trademark license agreement.

Further, we are currently and may in the future, be party to disputes with our former parent company. For example, third parties could also seek to hold us responsible for liabilities of our former parent’s business, including tax liabilities. Nielsen Holdings has agreed to indemnify us for certain liabilities, but such indemnity may not be sufficient to protect us against the full amount of such liabilities, and Nielsen Holdings may not fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Nielsen Holdings any amounts for which we are held liable, we may be temporarily required to bear these tax costs ourselves. Further, we have sought an injunction of Nielsen Media’s sale of certain business units to our competitor, Circana. Any disputes between us and our former parent company could harm our reputation or impair our ability to conduct our business in specific fields, which could have a material adverse effect on our business, results of operations and financial condition.

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Our use of open-source software could limit our ability to sell our products and services, subject our code to public disclosure or require us to reengineer our products.

We use open-source software in certain of our products and services, and it is also contained in some third-party software that we license. Use of and making available certain of our products and services that incorporate open-source software may entail certain risks, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the software. In addition, open-source projects may have security and other vulnerabilities and architectural instabilities or may be otherwise subject to security attacks due to their wide availability and are provided on an “as-is” basis. If we combine our proprietary software with open-source software in a certain manner, we could, under certain “copyleft” open-source licenses, be required to release the source code of our proprietary software under the terms of such an open-source software license, which could require us to offer our source code at little or no cost or grant other rights to our intellectual property. There are many types of open-source licenses, some of which have not been interpreted or adjudicated by U.S. or other courts and these licenses could be construed to impose unanticipated conditions or restrictions on our ability to commercialize our products. As such, our use of open-source software could subject us to significant legal expenses and damages and/or limit our ability to sell our products or services or subject our proprietary code to public disclosure if not properly managed. Remediation of such issues may involve licensing software on costly or unfavorable terms or reengineering our products, either of which could adversely affect our business, results of operations and financial condition.

Risks Related to International Operations

Our international operations are exposed to risks which could impede growth in the future.

We continue to explore opportunities in major international markets around the world, including China, India and Brazil. International operations expose us to various additional risks, which could adversely affect our business, including:

•	costs of customizing services for clients outside of the United States;

•	increased promulgation of data privacy and security laws and regulations;

•	reduced protection for intellectual property in some jurisdictions;

•	difficulties managing our workforce and complying with the requirements of work councils in foreign jurisdictions;

•	difficulties in managing international operations;

•	longer sales and payment cycles;

•	exposure to foreign currency exchange rate fluctuation;

•	exposure to local economic conditions;

•	limitations on the repatriation of funds from foreign operations;

•	exposure to local political conditions, including adverse tax and other government policies and positions, civil unrest and seizure of assets by a foreign government;

•	the risks of an outbreak of war, the escalation of hostilities and acts of terrorism in the jurisdictions in which we operate;

•

the risks of epidemics, pandemics or other outbreaks of contagious diseases, such as Ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, Zika virus and coronavirus (COVID-19);

•	the practical challenges and costs of complying, or monitoring compliance with trade sanctions laws administered by the U.S., the UK, the UN, and the EU, and the requirements of the U.S. Foreign

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Corrupt Practices Act as well as other applicable anti-bribery and anti-corruption rules and requirements in all of the countries in which we operate; and

•

the challenges and costs of complying or monitoring compliance with a wide variety of foreign laws (some of which are evolving or not well-developed), including laws, rules, and regulations relating to tax, the conduct of business, labor and employment, privacy, ESG reporting, and competition.

In countries where there is not a historical practice of using consumer behavior data, it may be difficult for us to maintain subscribers.

The ongoing conflict in Ukraine has impacted our operations in Russia, which could result in certain regulatory inquiries, litigation claims, and adversely affect our business, financial condition and results of operations.

We are subject to laws and regulations imposed by the United States (including those imposed by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)) and other authorities outside of the U.S. that may prohibit us or our affiliates from doing business in certain countries or territories or restrict the type of business that may be conducted by our affiliates. For example, OFAC, the European Union, and other governments throughout the world imposed broad economic sanctions and other restrictions against Russia and Russian interests and other authorities have taken actions in response to the Russia-Ukraine War that include the imposition of export controls and broad and dynamic financial and economic sanctions against Russia, Belarus and certain Russian-occupied regions of Ukraine. These actions could adversely affect our business, results of operations, or financial conditions. In response to these developments, we undertook changes in our operations in Russia. We deconsolidated our indirect Russia subsidiaries in 2024 and have undertaken measures designed to limit the provision of services or support to those Russian subsidiaries and the receiving or sending of any financial or other information to or from our Russian subsidiaries. Also, we have taken measures to stop the collection or sending of funds to or from Russia. While we continue to hold shares in our operational Russian subsidiaries, these entities are locally managed and act autonomously and are overseen solely by management within Russia without day-to-day or other supervision by us. We also do not have any non-Russian directors at the Russian subsidiary level and have ceased to exert any control over such operations or receive any financial or other benefit therefrom. Given the nature of this evolving conflict, changes in governmental restrictions and the needs of our global clients, there are unknown factors and events that could further impact our Russian operations. We continue to evaluate the impact of the ongoing Russia-Ukraine conflict and assess the impact on our business. However, we cannot predict the future impact of any heightened military conflict between Russia and Ukraine or geopolitical instability, including increased operating risks, additional sanctions or countersanctions, cyber disruptions or attacks, and potential negative reaction against our company by clients, employees, or other stakeholders due to our historical business presence in Russia. Additionally, clients who react negatively to our presence in Russia may choose to buy products from one of our competitors that does not have a business presence in Russia. Further economic sanctions may be imposed against Russia and Russian interests, and the Russian government may curtail or cease any cooperation with the United States. If this should happen, our activities in Russia, including activities of our Russian subsidiaries, could be negatively impacted, further scaled back or shut down entirely.

In addition, we have incurred, and may continue to incur, increased costs relating to the deconsolidation of our Russian operations. We may incur additional costs related to other aspects of our suspension of operations in Russia that we cannot predict. Our continuing activities in Russia and relating to Russian entities also subject us to risks associated with changes in and interpretations of Russian law such as changes in interpretation that could result in potential restrictions on the performance of services for companies to other countries. Additionally, foreign direct investment legislation is pending in Russia, which, if it were to become effective, could lead to the nationalization of our Russia subsidiaries. If such legislation does not become effective, we may be unable to fully remove our Russian subsidiaries from our organization. Although we have taken measures to comply with relevant laws and regulations governing our operations in Russia and Belarus, and measures to continually monitor developments in this space, any violation or alleged violation of these laws and regulations, or changes

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in laws or regulations that void our existing licenses to operate, could result in criminal or civil penalties, reputational damage, and other substantial costs or penalties, each of which could adversely affect our business, results of operations or financial condition.

Export controls and economic and trade sanctions laws could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities include the collection of data from panelists and the provision of services to customers around the world, and such activities may be subject to various restrictions under U.S. export controls and economic and trade sanctions laws. If we fail to comply with these laws and regulations, we could be subject to civil or criminal penalties and reputational harm.

Although we take precautions to prevent the collection of data from panelists or other sources in embargoed countries and regions that may be subject to export controls and economic and trade sanctions under these laws and regulations, we have collected such data in the past, and we could collect such data in the future despite our precautions. We have implemented a number of screening and other measures designed to prevent such transactions with embargoed countries and other U.S. sanctions targets. Changes in the list of embargoed countries and regions or prohibited persons may require us to modify these procedures in order to comply with governmental regulations. Our failure to screen potential panelists, counterparties or other third parties properly could result in negative consequences to us, including government investigations, penalties and reputational harm, any of which could materially and adversely affect our business, results of operations and financial condition.

We operate data centers in countries outside of the United States that could be adversely affected by changes in political or economic stability or by government policies.

We operate data centers located in countries outside of the United States. Our foreign operations are subject to higher political and social instability than the United States and may lack the infrastructure to withstand political unrest, natural disasters or global pandemics. The political or regulatory climate in the United States, or elsewhere, also could change so that it would not be lawful or practical for us to use third-party operators with international operations in the manner in which we currently use them. If we could no longer operate our data centers in India or if we are required to transfer some or all of our data center operations to other geographic areas, we would incur significant transition costs as well as higher future overhead costs that could materially and adversely affect our results of operations.

Currency exchange rate fluctuations may negatively impact our business, results of operations and financial condition.

We operate globally, deriving approximately 75% of revenues for the year ended December 31, 2024 in currencies other than U.S. dollars, with approximately 23% of revenues deriving in Euros. Our U.S. operations earn revenues and incur expenses primarily in U.S. dollars, while our European operations earn revenues and incur expenses primarily in Euros. Outside the United States and Europe, we generate revenues and expenses predominantly in local currencies. Because of fluctuations (including possible devaluations) in currency exchange rates, we are subject to currency translation exposure on the revenues and profits of these operations, as well as on the value of balance sheet items (including cash) not denominated in U.S. dollars. In addition, we are subject to currency transaction exposure in those instances where transactions are not conducted in the relevant local currency. In certain instances, we may not be able to freely convert foreign currencies into U.S. dollars due to governmental limitations placed on such conversions, which could materially and adversely affect our business, results of operations and financial condition.

Our results of operations and financial condition could be negatively impacted by our pension plans.

We have several defined benefit pension plans around the world, including in the U.K. and Mexico. We are required to make cash contributions to our pension plans to the extent necessary to comply with minimum

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funding requirements imposed by the various countries’ benefit and tax laws. The amount of any such required contributions will be determined annually based on an actuarial valuation of the plans as performed by the plans’ actuaries.

During fiscal year 2024 we made cash contributions of approximately $14.2 million for our defined benefit pension plans. The amounts we may elect or be required to contribute to our pension plans in the future may increase significantly. These contributions could be substantial and would reduce the cash available for our business.

The performance of the financial markets and interest rates impact our plan expenses, plan assets and funding obligations. Changes in market interest rates, decreases in our pension trust assets or investment losses could increase our funding obligations, which would negatively impact our results of operations and financial condition. In addition, some pension regulators routinely monitor significant corporate transactions by companies that sponsor defined benefit pension plans to ensure that the ongoing viability of such plans will not be impaired as a result of such transactions. As a result, we may be subject to potential pressure from pension regulators to accelerate contribution funding in light of the separation and distribution.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

Our significant indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness, which, as of December 31, 2024, totaled approximately $4,182.4 million, including $3,786.7 million aggregate principal amount outstanding under our Term Loan Facilities and $364.0 million aggregate principal amount outstanding under our Revolving Credit Facility.

Our significant indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences, including:

•

requiring us to dedicate a significant portion of our cash flows from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and other purposes;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increasing our exposure to rising interest rates because certain of our borrowings are at variable interest rates;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; and

•

limiting our ability to borrow additional funds in order to maintain required leverage ratios, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

Although the terms of the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, the related risks that we face could increase.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures depends on our

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ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives, which may adversely affect our business, financial condition and results of operations.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions.

The agreements governing our outstanding indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including, among other things, restrictions on our ability to:

•	incur additional indebtedness or grant liens;

•	transfer material intellectual property outside of the credit group;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make prepayments or repurchases of Restricted Debt (as defined below);

•	agree to restrictions on the payment of certain dividends or the creation of certain liens in support of the Credit Facilities;

•	make investments, acquisitions, loans and advances;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	engage in transactions with affiliates;

•	materially alter the conduct of the business; and

•	modify the subordination terms of Restricted Debt.

These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, mergers and acquisitions and other corporate opportunities. See “Description of Indebtedness.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. A breach of such covenants could result in an event of default unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow our creditors to accelerate the related debt and may result in the acceleration of, or default under, any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses, including to make future dividend payments, if any.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of

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dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our ordinary shares for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our ordinary shares, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Despite our substantial debt, we may still be able to incur significantly more debt, which would increase the risks described herein. We may also require additional capital, which may not be available on acceptable terms, if at all, and may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations or in connection with acquisitions. The agreements relating to our indebtedness limit but do not prohibit our ability to incur additional debt. If we increase our total indebtedness, our debt service obligations will increase. As we increase our leverage, we will face greater risks associated with our substantial level of indebtedness as described above as we become more leveraged. As of December 31, 2024, we had approximately $274.3 million of undrawn capacity available under our Revolving Credit Facility, subject to certain conditions. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. Additional debt could heighten the risks we face.

If our cash flow from operations is less than we anticipate, if our cash requirements are more than we expect, or if we intend to finance acquisitions, we may require more financing. However, debt or equity financing may not be available to us on acceptable terms, if at all. If we incur additional debt or raise equity through the issuance of equity, the terms of the debt or capital shares issued may give the holders rights, preferences and privileges senior to those of holders of our ordinary shares, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted. If we are unable to raise additional capital when needed, our financial condition could be adversely affected. Unfavorable changes in the ratings that rating agencies assign to our debt may ultimately negatively impact our access to the debt capital markets and increase our borrowing costs.

Risks Related to our Ordinary Shares and this Offering

There is no existing market for our ordinary shares, and we do not know if one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our ordinary shares. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the New York Stock Exchange, or otherwise or how active and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the ordinary shares that you buy.

Negotiations between us and the underwriters will determine the initial public offering price for our ordinary shares, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price you paid in this offering. The market price of our ordinary shares may be influenced by many factors including:

•	variations in our operating results compared to market expectations or any guidance given by us, or changes in our guidance or guidance practices;

•	changes in the preferences of our clients;

•	low total comparable sales growth and gross margins compared to market expectations;

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•	the failure of securities analysts to cover us after this offering or changes in financial estimates by the analysts who cover us, our competitors or our industry;

•	economic, legal and regulatory factors unrelated to our performance;

•	increased competition or stock price performance of our competitors;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	actual or anticipated variations in our or our competitors’ operating results, and our competitors’ growth rates;

•	future sales of our ordinary shares or the perception that such sales may occur;

•	changes in senior management or key personnel;

•

changes in laws or regulations, or new interpretations or applications of laws and regulations that are applicable to our business; lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	action by institutional shareholders or other large shareholders;

•	events beyond our control, such as war, terrorist attacks, natural disasters, severe weather and widespread illness, public health emergencies or pandemics; and

•	the other factors listed in this “Risk Factors” section.

As a result of these factors, investors in our ordinary shares may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the ordinary shares, regardless of our operating performance. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management’s attention from other business concerns, regardless of the outcome of such litigation.

We may be subject to antitrust litigation or government investigation, which may result in an award of money damages or injunctive relief or force us to change the way we do business.

In the past, certain of our business practices have been investigated by government antitrust or competition agencies, and we have been sued by private parties for alleged violations of the antitrust and competition laws of certain jurisdictions. We have changed certain of our business practices to reduce the likelihood of future litigation. Although each of these material prior legal actions have been resolved, there is a risk that we could, in the future, be the target of investigation by government entities or actions by private parties challenging the legality of our business practices. In addition, we are subject to allegations, claims and legal actions arising in the ordinary course of business. The outcome of many of these proceedings cannot be predicted. If any proceedings, inspections or investigations were to be determined adversely against us or result in legal actions, claims, regulatory proceedings, enforcement actions, or judgments, fines, or settlements involving a payment of material sums of money, or if injunctive relief were issued against us, we may be required to change the way we do business, and our business, results of operations and financial condition could be materially adversely affected. Even the successful defense of legal proceedings may cause us to incur substantial legal costs and may divert management’s attention and resources.

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Because our Principal Shareholders own a significant percentage of our ordinary shares, they may control all major corporate decisions and their interests may conflict with your interests as an owner of our ordinary shares and our interests.

We are controlled by our Principal Shareholders, who will own approximately   % of our ordinary shares in the aggregate after the consummation of this offering. Accordingly, our Principal Shareholders currently control the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. The directors our Principal Shareholders elect have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to shareholders. Even if our Principal Shareholders were to own or control less than a majority of our total outstanding ordinary shares, they will be able to influence the outcome of corporate actions so long as each owns a significant portion of our total outstanding ordinary shares.

Furthermore, in connection with this offering, we will enter into the Shareholders’ Agreement with the Principal Shareholders. Pursuant to the Shareholders’ Agreement, we will be required to take all necessary action to cause the Board of Directors and its committees to include one director candidate designated by each of KKR and NIM in the slate of director nominees recommended by the Board of Directors for election by our shareholders, so long as KKR or NIM, respectively, continue to hold at least 50% of the ordinary shares held by such shareholder as of immediately prior to this offering. The Shareholders’ Agreement will also provide that KKR and NIM will have consent rights in connection with certain corporate transactions. As a result, KKR and NIM may be able to prevent us from certain actions and the interests of such Principal Shareholders may not be aligned with the Company’s interests. See “Certain relationships and related party transactions—Shareholders’ Agreement.” In addition, certain of our directors are currently employees of the Principal Shareholders or their affiliates. These directors’ duties as an employee of a Principal Shareholder or its affiliates may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest.

Our Principal Shareholders may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, our Principal Shareholders’ concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

Additionally, certain of our Principal Shareholders are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. Certain of our Principal Shareholders may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Shareholders should consider that the interests of our Principal Shareholders may differ from their interests in material respects.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, the Advent Shareholder will continue to control a majority of our outstanding ordinary shares. As a result, we expect to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our Board of Directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, while we do not intend to utilize the exemptions listed above, we may from time to time utilize one or more of these exemptions. If we do utilize the exemptions, our Board of Directors and those committees may have more directors who do not meet the independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Sales of a substantial number of ordinary shares in the public market by our existing shareholders could cause our stock price to fall.

Sales of a substantial number of ordinary shares in the public market or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Substantially all of our existing shareholders are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders ability to transfer ordinary shares for 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of ordinary shares that may be sold immediately following the public offering. After this offering, we will have    outstanding ordinary shares based on the number of shares outstanding. Subject to limitations,     shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, none of the shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Further, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could have a material and adverse effect on the trading price of our ordinary shares.

Moreover, after this offering, holders of    % of our outstanding ordinary shares will have rights pursuant to the Registration Rights Agreement, subject to certain conditions such as the 180-day lock-up arrangement described above, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. Any sales of securities by these shareholders could have a material and adverse effect on the trading price of our ordinary shares.

You will incur immediate dilution as a result of this offering.

If you purchase ordinary shares in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate dilution of $    per share, representing the difference between the assumed initial public offering price of $    per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our as adjusted net tangible book value (deficit) per share after giving effect to this offering. Additionally, pursuant to our Articles of Association, our Board of Directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued ordinary shares, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of ordinary shares or voting preferred stock would reduce your influence over matters on which our shareholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See “Dilution.”

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We may allocate the net proceeds from this offering in ways that you and other shareholders may not approve.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of the option to purchase additional shares from us, together with available cash, as necessary, to repay all or a portion of the amounts outstanding under the Term Loan Facilities under the Credit Agreement and to use any remaining net proceeds for working capital and for general corporate purposes.

To the extent the net proceeds from this offering are used for working capital and for general corporate purposes, our management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Investors will need to rely upon the judgment of our management with respect to the use of such proceeds. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our stock price to decline.

We may change our dividend policy at any time.

Following this offering we intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Our dividend policy may change at any time without notice. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our Board of Directors, in accordance with our Articles of Association in effect upon the listing of our ordinary shares and are subject to Irish law. Our Board of Directors will determine whether dividends are in the best interest of our shareholders based on our financial performance and other factors, such as whether such dividends are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us, including the Irish Companies Act. In addition, our ability to pay dividends on our ordinary shares is currently limited by the covenants of our credit agreement and may be further restricted by the terms of any future debt or preferred securities. The Irish Companies Act requires, among other things, Irish companies to have profits available for distribution (known as distributable reserves) equal to or greater than the amount of the proposed dividend. See “Dividend Policy.” As such, future dividends will be affected by our distributable reserves position and may also be affected by factors that our Board of Directors deems relevant, including our potential future capital requirements for investments, legal risks, changes in tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. As a result, we may not pay dividends at any rate or at all.

If securities or industry analysts do not publish or cease publishing research or reports about us, issue unfavorable commentary about us or our industry or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will depend in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade our ordinary shares or issue other negative commentary about us or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our ordinary shares could decline.

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Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

Transfers of our ordinary shares may be subject to Irish stamp duty.

A transfer of ordinary shares from a seller who holds shares beneficially, for example, through The Depositary Trust Company (“DTC”), to a buyer who holds the acquired shares beneficially, which is effected by the debit/credit of book-entry interests representing the shares through DTC, will not be subject to Irish stamp duty. A transfer of ordinary shares by a seller who holds shares directly to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher), which is generally payable by the buyer. A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC without giving rise to Irish stamp duty provided that the shareholder has confirmed to our transfer agent that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer into DTC is not effected in contemplation of a sale of such shares by the beneficial owner to a third party.

We do not intend to pay any stamp duty levied on transfers of our shares on behalf of a buyer. However, our Articles of Association in effect upon the listing of our ordinary shares will allow the Company in its absolute discretion, to pay (or to cause one of its affiliates to pay) any such stamp duty payable. In the event of any such payment, we shall be entitled to (i) seek reimbursement from the buyer, (ii) set-off the amount of the stamp duty against future dividends on such shares, and (iii) claim a first and paramount lien on the ordinary shares acquired by such buyer and any dividends paid on such shares. Our Board of Directors has discretion to decline to register an instrument of transfer in the name of a buyer unless the instrument of transfer has been properly stamped (in circumstances where stamping is required).

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Dividends you receive may be subject to Irish dividend withholding tax.

In certain circumstances, as an Irish tax resident company, we may be required to deduct Irish dividend withholding tax (currently at the rate of 25%) from dividends paid to our shareholders. See “Material Tax Considerations—Material Irish Tax Considerations—Withholding Tax on Dividends” for a more detailed description of the Irish withholding tax on dividends. Whether the Company will be required to deduct Irish dividend withholding tax from dividends paid to a shareholder will depend largely on whether that shareholder is resident for tax purposes in a “Relevant Territory.” See “Material Tax Considerations—Material Irish Tax Considerations.”

A submission will be made to the Revenue Commissioners of Ireland (the “Irish Revenue”) to confirm that, if you are a resident of the United States and hold our ordinary shares directly, dividends paid to you will not be subject to Irish withholding tax provided you furnish a valid dividend withholding tax form (“DWT Form”) or a valid IRS Form 6166 to our transfer agent. The submission that will be made to the Irish Revenue will also request confirmation that, if you are a resident of the United States and hold our ordinary shares beneficially (i.e., through DTC), dividends will not be subject to Irish withholding tax if the address of the relevant shareholder in his, her or its broker’s records is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by us).

Dividends paid to our shareholders who are residents of “Relevant Territories” other than the United States generally will not be subject to Irish dividend withholding tax, provided that those shareholders provide required DWT Forms that will allow them to receive their dividends without any Irish withholding tax. Such shareholders must provide the appropriate DWT Forms to their brokers before the record date for the first dividend payment to which they are entitled (in the case of shares held beneficially) or to our transfer agent at least seven business days before such record date (in the case of shares held directly). Shareholders who fail to provide such tax forms in a timely manner may be subject to Irish withholding tax.

Our shareholders who do not reside in “Relevant Territories” will be subject to Irish withholding tax (currently at the rate of 25%), unless an exemption applies.

Risks Related to Irish Law

Irish law differs from the laws in effect in the United States and U.S. investors may have greater difficulty enforcing civil liabilities against us.

NIQ Global Intelligence plc will be an Irish incorporated public limited company. There is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. The United States and Ireland do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, and, accordingly, common law rules apply in determining whether a judgment obtained in a U.S. court is enforceable in Ireland. Although there are processes under Irish law for enforcing a judgment of a U.S. court, including by seeking summary judgment in a new action in Ireland, those processes are subject to certain established principles and conditions, and there can be no assurance that an Irish court would enforce a judgment of a U.S. court in this way and thereby impose civil liability on us or our directors or officers.

As an Irish company, we are governed by the Irish Companies Act and the common law of Ireland, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of

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securities of a corporation incorporated in a jurisdiction of the United States. For more information on relevant provisions of Irish law and our Articles of Association (as will be in effect upon the listing of our ordinary shares), see “Description of Share Capital.”

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following, as discussed in further detail below:

•

under Irish law, dividends may only be declared if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Act. In addition, no distribution or dividend may be paid or made by us unless our net assets are equal to, or exceed, the aggregate of our called up share capital plus non-distributable reserves and the distribution does not reduce our net assets below such aggregate;

•

under Irish law, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares. Preemption rights may be disapplied under Irish law for renewable five-year periods by Irish companies by way of a provision in such companies’ articles of association or a special resolution of their shareholders, which is an option we will avail ourselves of prior to the completion of this offering;

•

under Irish law, certain matters require the approval of holders of 75% of the votes cast at a general meeting of our shareholders, including amendments to our Articles of Association, which may limit our flexibility to manage our capital structure;

•

under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, tender of 80% of our outstanding shares will likely be a condition in a tender offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law; and

•

under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments.

For further information with respect to your rights as a holder of our ordinary shares, see the section of this prospectus titled “Description of Share Capital.”

Attempted takeovers of NIQ Global Intelligence plc are subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel.

Following the authorization for trading of our ordinary shares on the New York Stock Exchange, we will be subject to the Irish Takeover Panel Act 1997, as amended, and the Irish Takeover Rules promulgated thereunder, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish incorporated public limited companies listed on certain stock exchanges, including the New York Stock Exchange. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, our Board of Directors will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for our shares once our Board of Directors has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

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Under the Irish Takeover Rules, a person, or persons acting in concert, who acquire(s), or consolidate(s), control of us may be required to make a mandatory cash offer for our remaining shares.

Under the Irish Takeover Rules, in certain circumstances, a person, or persons acting in concert, who acquire(s), or consolidate(s), control of us may be required to make a mandatory cash offer for our remaining shares at a price not less than the highest price paid for the shares by that person or its concert parties during the previous 12 months. Save with the consent of the Irish Takeover Panel, this mandatory offer requirement is triggered: (i) if an acquisition of shares would result in a person or persons acting in concert holding shares representing 30% or more of our voting rights and (ii) where a person, or persons acting in concert, already hold(s) shares representing between 30% and 50% of our voting rights, if an acquisition of shares would result in the percentage of the voting rights held by such person, or persons acting in concert, increasing by more than 0.05% within a 12-month period. In the case of an issuance of new shares, the Irish Takeover Panel will typically waive the mandatory offer requirement in circumstances where the issuance has been approved in advance by simple majority vote given at a general meeting of independent shareholders convened in accordance with the requirements (including as to disclosure) of the Irish Takeover Rules. The mandatory offer requirements do not apply to a single holder, holding shares representing more than 50% of our voting rights. Further, our Board of Directors and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of the company. The application of these presumptions may result in restrictions upon the ability of any of the concert parties and members of our Board of Directors to acquire more of our securities, including under the terms of any executive incentive arrangements.

Anti-takeover provisions in our Articles of Association could make an acquisition of our ordinary shares more difficult.

Our Articles of Association will contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of our ordinary shares, adversely affect the market price of our ordinary shares, and adversely affect the voting and other rights of holders of our ordinary shares. These provisions include: (i) permitting our Board of Directors to issue preference shares without the approval of holders of our ordinary shares, with such rights, preferences and privileges as they may designate and (ii) allowing our Board of Directors to adopt a shareholder rights’ plan upon such terms and conditions as it deems expedient in the interests of NIQ Global Intelligence plc.

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Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. For example, all statements we make relating to growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	our estimates and expectations of industry trends, including online retail purchases, consumer preferences related to personalized shopping experiences;

•	our ability to leverage AI in our business and our ability to deliver valuable global insights from data collection and processing;

•	our ability to build new and innovative solutions that cater to our clients’ specific requirements;

•	the value to our stakeholders of further integrating AI into our Ecosystem;

•

our ability to continuously grow data and insights, expand client usage, attract more data sharing and drive more innovation for brands, retailer and other clients, ultimately improving outcomes for consumers;

•	our market opportunity;

•

our growth strategy, including our ability to develop and launch new products, increase our subscription revenue base, extend our retailer relationships, increase our SMB client base and penetrate international markets, expand within new verticals, and leverage strategic acquisitions;

•	our belief that we will continue to deliver long-term growth and strong operating margins;

•	our ability to remediate the material weakness in our internal control over financial reporting on a timely basis or otherwise maintain effective internal control over financial reporting;

•	the predictability of our recurring revenue base and our ability to retain our client relationships;

•	our continued expansion with the pet, beauty, tobacco, beverage and alcohol, and other fast-growing verticals, and our ability to capture related whitespace opportunity; and

•	our ability to execute on our go-to-market approach.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise, except as required by law.

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Use of Proceeds

We estimate that the net proceeds to us from our issuance and sale of    ordinary shares in this offering will be approximately $     million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $     million if the underwriters exercise their option to purchase additional shares in full). This estimate assumes an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds to us from this offering, together with available cash, as necessary, to repay a portion of the amounts outstanding under the Term Loan Facilities under the Credit Agreement and to use any remaining net proceeds for working capital and for general corporate purposes. The Term Loan Facilities mature on March 5, 2028 and as of    , 2025, the interest rate on the Term Loan Facilities was    . See “Description of Indebtedness.”

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

A $1.00 increase (decrease) in the assumed public offering price of $     per share, based upon the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional ordinary shares in full), assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) the net proceeds to us from this offering by approximately $     million (or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full), assuming the initial public offering price per share set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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Dividend Policy

We do not currently anticipate paying dividends on our ordinary shares in the future. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our Credit Facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our Board of Directors, in accordance with our Articles of Association as will be in effect upon the listing of our ordinary shares, and are subject to our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our Credit Facilities and other indebtedness we may incur, and any other factors that our Board of Directors may deem relevant. Any determination to pay dividends in the future would be subject to compliance with applicable laws, including the Irish Companies Act, which requires Irish companies to have profits available for distribution equal to or greater than the amount of the proposed dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness” included elsewhere in this prospectus for restrictions on our ability to pay dividends.

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Capitalization

The following table sets forth our cash and cash equivalents and capitalization at December 31, 2024:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the Reorganization and (2) the issuance of ordinary shares by us in this offering and the receipt of approximately $    million in net proceeds to us from the sale of such shares, assuming an initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The as adjusted information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	As Adjusted
(Dollars in millions, except share data)
Cash and cash equivalents	$263.8	$

Long-term debt, including current maturities:
2023 USD Term Loan(1)	987.7
2023 EUR Term Loan(1)	644.0
2023 Liquidity USD Term Loan(1)	469.1
2021 USD Term Loan(1)	806.5
2021 EUR Term Loan(1)	793.7
2021 CAD Term Loan(1)	85.7
Revolver	364.0
Other debt	31.7

Total debt	4,182.4
Finance leases	38.7
Other financing obligations	47.4
Ordinary Shares; €0.01 par value per share, 100 ordinary shares authorized, 100 ordinary shares issued and outstanding, actual; shares authorized, shares issued and outstanding	—
Paid-in capital	1,970.8
Accumulated deficit	(1,685.1)
Accumulated other comprehensive income	(37.7)

Total NIQ shareholders’ equity	248.0
Noncontrolling interests	238.9

Total shareholders’ equity	486.9

Total capitalization	$4,755.4	$

(1)	Reflects aggregate principal amount and excludes $66.3 million, $36.7 million, $27.3 million, $2.1 million, $1.3 million and $0.2 million, respectively in unamortized debt discounts.

The number of ordinary shares to be outstanding after this offering is based on    ordinary shares outstanding as of December 31, 2024 after giving effect to the Reorganization, and excludes    ordinary shares reserved for future issuance under our equity incentive plans.

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A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total shareholders’ equity by approximately $    million after deducting estimated underwriting discounts and commissions and any estimated offering expenses payable by us.

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Dilution

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares in this offering and the as adjusted net tangible book value (deficit) per share of our ordinary shares after this offering. Dilution results from the fact that the initial public offering price per share of our ordinary shares is expected to be substantially higher than the as adjusted net tangible book value (deficit) per share of our ordinary shares attributable to the ordinary shares held by our existing equity holders. Our net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less goodwill) less total liabilities, divided by the number of outstanding ordinary shares.

As of     , 2025, we had a net tangible book value (deficit) of $    million, or $    per ordinary share, based on    ordinary shares outstanding as of     , 2025, after giving effect to the Reorganization.

After giving effect to the Reorganization and the sale of ordinary shares in this offering assuming an initial public offering price of $    per share (the midpoint of the offering range shown on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of    would have been approximately $   million, or $    per ordinary share. This amount represents an immediate increase in net tangible book deficit of $   per ordinary share to the existing equityholders and immediate dilution of $    per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of , 2025 before this offering	$
Increase in net tangible book value per share attributable to new investors purchasing our ordinary shares in this offering

As adjusted net tangible book value (deficit) per share after this offering

Dilution per ordinary share to new investors purchasing ordinary shares in this offering		$

If the underwriters exercise their option in full to purchase additional shares, the as adjusted net tangible book value per share of our ordinary shares after giving effect to this offering would be $    per share of our ordinary shares. This represents an increase in as adjusted net tangible book value of $    per ordinary share to existing equityholders and dilution in as adjusted net tangible book value of $    per ordinary share to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the as adjusted net tangible book value per share of our ordinary shares after giving effect to this offering by approximately $    million, or by $    per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) our as further adjusted net tangible book value by approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional ordinary shares in full), or $    per share assuming the initial public offering price per share set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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The following table summarizes, as of     , 2025, on the as further adjusted basis described above, the total number of ordinary shares purchased from us, the total consideration paid to us, and the average price per ordinary share paid by purchasers of such shares and by new investors purchasing ordinary shares in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors					$

Total		100%	$	100%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the total consideration paid by new investors by $    million and increase (decrease) the percent of total consideration paid by new investors by   %, assuming no change to the number of ordinary shares offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The number of ordinary shares to be outstanding after this offering is based on      ordinary shares outstanding as of     , 2025, after giving effect to the Reorganization, and excludes     ordinary shares reserved for future issuance under our equity incentive plans.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risk and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Shortly prior to this offering, we will undertake a series of restructuring transactions that will result in NIQ Global Intelligence plc becoming the direct parent company of AI PAVE Dutchco I B.V. and the indirect parent of other intermediate holding companies, with all holders of equity interests in AI PAVE Dutchco I B.V. becoming shareholders of NIQ Global Intelligence plc. Prior to the Reorganization, NIQ Global Intelligence plc (currently named NIQ Global Intelligence Limited) had no material assets and conducted no operations (other than activities incidental to its formation, the Reorganization and this offering). Intermediate Dutch Holdings B.V. has been determined as the accounting predecessor of NIQ Global Intelligence plc. Upon the completion of the Reorganization, the historical consolidated financial statements of Intermediate Dutch Holdings B.V. included in this prospectus will become the historical financial statements of NIQ Global Intelligence plc. See “The Reorganization.”

In this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the term “NIQ” is used to refer to either the operations of the business prior to or after the GfK Combination depending on the respective period discussed.

Percentages may not recompute due to rounding, and percentage changes that are not meaningful are presented as “n/m”.

Company Overview

We are a leading global consumer intelligence company positioned at the nexus of brands, retailers and consumers. We manage a comprehensive and integrated ecosystem – The NIQ Ecosystem – which combines proprietary data, best-in-class technology, human intelligence, and highly sophisticated software applications and analytics solutions. Our unified, AI-powered technology platform aggregates, harmonizes and enriches vast amounts of global consumer shopping data from a myriad of diverse sources, generates rich, proprietary reference data and metadata, and provides a global, omnichannel view of consumer shopping behavior – The Full View. Leveraging our strong NIQ brand, long-term client relationships, global scale, proprietary technology and extensive data and insights, we are positioned as a global leader in measuring, analyzing, and predicting consumer behavior in the FMCG, T&D and other verticals in which we operate. We believe our solutions, mission-critical insights, analytics and software applications are deeply embedded across our clients’ enterprise supporting their strategic and operational decisions, enabling them to measure performance, maintain and strengthen their market positions, and drive innovation and profitable growth. We operate our business through three reporting segments, which accounted for the following percent of our revenue during the year ended December 31, 2024: (1) Americas (39%), which includes North America and Latin America; (2) EMEA (44%), which includes Europe, the Middle East and Africa and (3) APAC (17%), which includes Asia and the western Pacific region. We generate revenue from solutions in two product groupings: (i) Intelligence (Consumer Measurement) and (ii) Activation (Consumer Analytics). Intelligence solutions include a combination of our retail measurement, consumer behavior and insights, and retailer solutions, which are utilized by both consumer brands and retailer clients. Activation solutions include customized analytics and predictive models to improve decision makings around product, pricing, marketing and supply chain. We typically initiate client relationships through one of our core Intelligence solutions which we typically sell under multi-year or annual subscription

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contracts granting clients access to our core software and data solutions. Our Intelligence solutions accounted for approximately 80% of our revenue in 2024. Our Intelligence solutions are deeply integrated in client workflows, and generate strong, mostly recurring revenue and represented an attractive wallet expansion opportunity as evidenced by our Intelligence net dollar retention rate of 104% in 2024. Approximately 84% of Intelligence revenue in 2024 came from multi-year or annual subscription-based contracts and had a net dollar retention rate of 106%. These subscription-based contracts typically contain built-in, annual, price and product enhancement escalators. With the enhancements of our data coverage, product innovation and AI-powered technology platform, we believe that we have been able to consistently increase client satisfaction and execution on our value-based pricing strategy. Individual contract values vary based on the number of countries and modules desired, such as the number of eCommerce or omnichannel reads that the client elects to purchase at the time of initial contracting or thereafter during the contract term.

In addition to upselling opportunities for additional reads under our subscription-based Intelligence contracts, we are able to deepen client relationships over time by cross-selling our highly reoccurring Activation solutions. These solutions, which represent a natural extension of client engagement within our Ecosystem, accounted for 20% of our 2024 revenue and are generally sold on an on-demand basis. We build Activation solutions for consistent and ongoing client use, as well as to complement our measurement-based Intelligence solutions. As a result, Activation solutions have represented a stream of highly reoccurring revenue. In 2024, approximately 79% of our Activation revenue was highly reoccurring revenue, meaning revenue from either annual, multi-year contracts or from a client purchasing the same solution in the same country each year for the past three years. Activation revenue generally grows when a client requires bespoke analysis tailored to specific business objectives, and a component of our growth strategy is to further increase client adoption of Activation solutions in order to grow highly reoccurring revenue. In 2024, approximately 76% of Activation revenue came from existing Intelligence clients, while nearly 39% of our large and mid-sized Intelligence clients purchased Activation solutions from us in 2024, leaving an attractive continuing cross-selling opportunity to increase penetration.

Financial Highlights

This summary consolidated financial data (as reported) provides highlights from the results of operations that follows.

	Year Ended December 31,			Revenue as a percentage of total
				%	%	%
(in millions)	2024	2023	2022	2024	2023	2022
Revenue by segment:
Americas revenue	$1,550.2	$1,348.6	$1,151.7	39.0	40.4	41.3
EMEA revenue	1,731.5	1,406.6	1,110.8	43.6	42.1	39.9
APAC revenue	690.9	586.1	523.9	17.4	17.5	18.8
Revenue by product groupings:
Intelligence revenue	3,184.9	2,649.9	2,149.7	80.2	79.3	77.1
Activation revenue	787.7	691.4	636.7	19.8	20.7	22.9
Total Revenue	$3,972.6	$3,341.3	$2,786.4

Our Business Strategy

Our business strategy is focused on generating long-term, profitable growth by delivering valued solutions to both new and existing clients within our industry groups and across our Intelligence and Activation solutions. We believe our ability to execute the following strategic growth initiatives will enable us to achieve our business strategy.

•	Innovate, Launch and Expand New Products. We aim to expand existing client relationships by offering exceptional value and fostering long-term partnerships by delivering innovative products and

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solutions that meet clients’ evolving needs. Our solutions are scalable across clients, verticals and geographies, and our continued investment in AI-powered technology enables us to develop new capabilities, enhance our existing offerings and expand client share of wallet. Enhanced cross-selling opportunities allow us to capture more of our clients’ data and analytics spend, increasing the average number of solutions used by our clients. Recent examples of our new product innovation since the 2021 Carve-Out Transaction include eCommerce Measurement, Omnishopper, Revenue Optimizer and Retail Activate, among others. Of our top clients measured by revenue contribution, 93% have adopted at least one of these new capabilities, purchasing two new products on average, and we estimate these new capabilities contributed approximately two percentage points of revenue growth in fiscal year 2024. Among all of our clients, the adoption rate of these new solutions in fiscal year 2024 was 23%, representing an actionable penetration opportunity of more than 75%.

•

Increasing our Subscription Revenue Base. We believe our global footprint, innovation focus, enhanced and expanded data coverage and AI-powered technology platform support our ability to maintain high renewal rates and increase Intelligence Subscription contract value through up-selling of additional solutions, modules, reads and regions. Our dedicated on-site client success teams work closely with clients, enhancing retention and satisfaction through our strong value proposition. In 2024, our client success teams generated approximately 5,900 sales-ready leads, which we estimate resulted in $78.6 million of additional revenue. We also proactively engage clients in renewal discussions well in advance, focusing on solution quality and effectiveness, and we also deliver value-added product enhancements to support price increases. Our renewal strategy has enabled us to renew all 68 of our largest clients by revenue that have come up for renewal since the 2021 Carve-Out Transaction and has led to Intelligence Subscription net dollar retention of 106% and Intelligence net dollar retention of 104% for fiscal year 2024. We believe our ability to sustain and increase our existing subscription revenue base sets a foundation for future growth. We estimate that higher pricing from strong renewals contributed approximately three percentage points of revenue growth in 2024.

•

Enhance Our Cross-Selling Penetration. Cross-selling within and across our Intelligence and Activation solutions increases the number of solutions our top clients use and enables us to capture more of our clients’ data and analytics budget. For example, among our Intelligence clients, the percentage of clients that purchased eCommerce solutions in the specific year increased from 9% in fiscal year 2021 to 19% in fiscal year 2024, driving 28% eCommerce revenue growth year over year while representing an attractive cross-sell opportunity in eCommerce to gain the more than 81% of clients that remain. We also have strong attachment rates from Intelligence to Activation, with approximately 76% of our Activation revenue in 2024 originating from existing Intelligence clients. We believe that there is a significant opportunity to expand relationships with existing clients through cross-selling and adoption of additional products.

•

Expand Within New Verticals. We are committed to broadening our presence by increasing coverage across channels with enhanced data coverage. Within FMCG, we continue to expand across the pet, beauty, tobacco and beverage and alcohol industries. We believe we can capture additional TAM and white space in adjacent sectors such as financial services, government, advertising and other potential expansion areas including healthcare, media, logistics, and FMCG distributors. In media specifically, our granular data and insights allow advertisers to target advertisements with high precision and measure the impact of, and returns on, their advertising spend. Additionally, we believe our ability to add and expand relationships with small business clients will also contribute to our growth. We estimate these new verticals, channels, and markets contributed approximately one percentage point of revenue growth in 2024.

•

Increasing Profitability by Leveraging Our Scalable Operating Model. Our scalable “build once, deploy everywhere” business model, global presence and enhanced technology platform allow us to scale solutions rapidly, lower our cost to serve clients and grow revenue at increasing margins. We believe that our strategic focus on cost optimization and efficiency will continue to expand our margins. Our embedded AI capabilities and expansion to alternative data collection methods and

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sources have helped reduce our Cash Data Costs from 22% of revenue in fiscal year 2021 to 16% in fiscal year 2024. We are also reducing personnel costs by expanding our presence and talent in lower cost countries. The reduced operating costs and overhead savings through targeted efficiencies and synergies have strengthened our operating leverage. Our legacy NIQ cost efficiency program (the “CEP”) is expected to be completed by 2025, while we continue to target ongoing efficiencies and improvements under our Transformation Program, including cost synergies from the GfK Combination, which are expected to be fully realized by 2026. Our transformation investments enable us to deploy new products at higher incremental margins, contributing to our approximately 50% incremental Pro Forma Adjusted EBITDA margins from fiscal year 2022 to fiscal year 2024, which was calculated by taking the growth of 2024 actual Adjusted EBITDA Margin and 2022 Pro Forma Adjusted EBITDA Margin and dividing that by the growth of 2024 actual Revenue and 2022 Pro Forma Revenue. Collectively, these attributes drive natural operating leverage which we believe will enable us to continue to increase our margins over time.

•

Strong Free Cash Flow Generation. Our business model supports strong cash flow generation, driven by our recurring revenue base, efficient cost structure characterized by a primarily fixed cost base and limited maintenance capital expenditure requirements. We expect total capital expenditures to normalize as our investment in our transformation initiatives are substantially complete. We have also implemented efforts to improve our net working capital and have notable tax assets, further contributing to the expected inflection of our free cash flow generation. We have a proven ability to deploy capital in strategic, value accretive M&A which complements our organic growth and further enhances our financial profile.

Factors Affecting Results of Operations

The following factors, among others described herein, have been important to our business, and we expect them to continue to impact our results of operations and financial condition in future periods:

•

Impact of the GfK Combination and Other Recent Acquisitions and Sales. We regularly evaluate and pursue accretive acquisitions and have realized substantial growth through our acquisition strategy. On July 10, 2023, we completed the GfK Combination. GfK is a global information services company that provides technology-driven data and insights to its clients in the consumer T&D and retail industries. The combination of NIQ and GfK brought together two companies with highly compatible capabilities and created a global leader in consumer intelligence. Historically, our business has been operated through Intermediate Dutch Holdings B.V. and its consolidated subsidiaries, including our operating subsidiaries. Subsequent to the Combination Closing Date, our operations have included the operations of GfK SE (currently named GfK GmbH) and its consolidated subsidiaries, which comprise the GfK business that we acquired in the GfK Combination. Our audited consolidated financial statements for the year ended December 31, 2023 include the results of GfK from and after the Combination Closing Date (from July 10, 2023 to December 31, 2023). The combination has been a significant driver of our revenue, cost of revenue and other operating expenses since the Combination Closing Date. For the year ended December 31, 2024, the Company recognized a gain from the sale of GfK European Consumer Panel services business (the “GfK European Consumer Panel Business”) of $12.4 million which was divested on January 9, 2024 as required by the European Commission to address its competition concerns and is presented as discontinued operations (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus) (the “Required GfK European Consumer Panel Service Divestiture”). We have included in “Supplemental Unaudited Pro Forma Combined Financial Information” certain unaudited pro forma combined financial information that gives effect to the GfK Combination as if it had occurred on January 1, 2022 because we believe it provides investors with useful supplemental information. Management believes that presenting these pro forma results is important to understanding our financial performance and, provides additional meaningful information regarding trends in our underlying businesses as it allows for more comparability among periods presented. Such unaudited pro forma combined information is presented on a supplemental basis, and it is not intended to represent or be indicative of our future consolidated results of operations or financial condition. See

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“—Supplemental Unaudited Pro Forma Combined Financial Information.” Additionally, purchase accounting under GAAP requires that all assets acquired and liabilities assumed in a business combination be recorded at fair value on the acquisition date. As a result our acquisition strategy has resulted, and could result in the future, in significant charges for the amortization of acquired tangible and intangible assets (or impairments, if any) recorded in our results of operations, which have materially impacted, and may continue to impact, our results of operations. Further, acquisitions can affect the comparability of our financial statements from period to period.

In addition to the GfK Combination, we also acquired two businesses during the year-ended December 31, 2022 that strengthened our core capabilities. In March 2022, we acquired ciValue, a SaaS (“software as a service”) vendor of choice for retailers globally that powers loyalty programs with advanced AI technology. With this acquisition, we advanced our efforts towards enabling smarter, more automated and more scalable retail media programs. In May 2022, we acquired CGA, a provider of on-premises insights related to sales of alcoholic beverages in the locations where they are consumed. This acquisition delivered innovative and granular alcoholic beverage measurement and insights solution, with the aim of helping clients achieve growth. Prior to the acquisition date, we accounted for an interest in CGA as an equity-method investment. The acquisition-date fair value of the previously held equity interest was included in the measurement of the consideration transferred, and the Company recognized a gain of $11.7 million as a result of remeasuring its prior equity interest held before the business combination during the year-ended December 31, 2022.

On December 17, 2024, we entered into an agreement to sell our ownership interest in Netquest, a provider of panels primarily located in Europe acquired through the GfK Combination. On February 3, 2025, we completed the sale of our Netquest business and received net proceeds of €54.0 million (equivalent to approximately $56.0 million), subject to final closing adjustments. The proceeds were primarily used to repay outstanding borrowings on the Revolver. See Note 4. “Discontinued Operations and Disposals” in the notes to audited consolidated financial statements included in this prospectus for additional information.

•

Transformation Program. Since the 2021 Carve-Out Transaction, we have undergone a significant business transformation, including making approximately $910 million of organic and inorganic investments, excluding the GfK Combination, to improve our business and capabilities and position the business for long-term shareholder value creation. Our transformation strategy (the “Transformation Program”) has led to substantial financial improvements. In 2024, we achieved revenue growth of 18.9% (and 6.2% Organic Constant Currency Revenue Growth) as compared to the period ended December 31, 2023, and while our Net loss attributable to NIQ divided by Revenue increased 3.9% for the year ended December 31, 2024 as compared to the year ended December 31, 2023, we expanded our Adjusted EBITDA margin to 18.6% for the year ended December 31, 2024 (representing a 230 basis points improvement compared to the Pro Forma Adjusted EBITDA margin for the year-ended December 31, 2022 and a 560 basis points improvement prior to implementation of the Transformation Program). See “—Supplemental Unaudited Pro Forma Combined Financial Information – Unaudited Pro Forma Results of Operations – Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth” for additional information regarding Organic Constant Currency Revenue Growth. The cornerstones of our Transformation Program consist of enhancing our management and personnel, investing (organic and inorganic) to enhance strategic capabilities such as our market-leading, global eCommerce retail measurement solution, establishing a sales and go-to-market function and overhauling our technology platform to establish technology leadership with our clients and enable scalable, efficient, future growth. Our Transformation Program also includes, and has been funded by, our robust CEP which primarily centers on insourced activity from, and restructured expenses with, third-party providers, technology and operational process redesign, labor arbitrage and rationalization, and reduction in non-client-impacting expense. For the years ended December 31, 2024, 2023, and 2022, we incurred total expenses associated with our Transformation Program of $56.0 million, $156.7 million and $228.3 million, respectively. These expenses are included within our selling, general and administrative expenses as well as restructuring charges in our Consolidated Statements of

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Operations. The most intensive phases of our Transformation Program, including investments in technology and implementation of our CEP, were mostly completed in 2024. However, we continue to target ongoing efficiencies and improvements to continue to enhance our product innovation, go-to-market and selling strategies as well as our operating and financial profile.

•

Russia Deconsolidation. In response to the Russia-Ukraine military conflict, the United States, the European Union, and other governments throughout the world imposed broad economic sanctions and other restrictions on Russia and Russian interests. Following these economic sanctions, Russia issued a series of local laws and pronouncements aimed at significantly limiting entities operating in Russia from communicating with their foreign-owned organizations and sharing information outside of Russia. As a result, our operations in Russia significantly reduced communication with our organization and disconnected from our central systems. Although we continue to be the record holder of the shares in our subsidiaries that operate in Russia, these subsidiaries are overseen solely by management within Russia without day-to-day or other supervision by us. While those subsidiaries continue to operate independently in Russia, we do not have the power to direct the activities that most significantly impacts the economic performance of the Russia operations. As a result, we deconsolidated our Russia businesses during the year ended December 31, 2024. We have undertaken measures designed to limit the provision of services or support to those subsidiaries, and we have taken measures to stop the collection or sending of funds to or from Russia. Given the nature of this evolving conflict, potential changes in governmental sanctions or restrictions that may be applicable to us, and the needs of our global clients, there are unknown factors and events that could further impact the operations of our subsidiaries operating in Russia. For the year ended December 31, 2024, we recognized a $57.8 million pre-tax loss on deconsolidation of Russian subsidiaries, within Nonoperating (expense) income, net, in our Consolidated Statements of Operations. In addition, for the year ended December 31, 2024, we recognized an impairment charge of $27.3 million related to long-lived assets in Russia. Those subsidiaries continue to operate independently in Russia, but we have ceased to exert any control over such operations or receive any financial or other benefit therefrom. We continue to evaluate the impact of the ongoing Russia-Ukraine conflict and assess the impact on our business. Russia represented approximately 0.6% of revenues for the year ended December 31, 2024 and 2.0% of revenues for the year ended December 31, 2023.

•	Debt Repricings. Since July 10, 2023, we have negotiated two repricing events for each of the Term Loans, as follows:

•

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spreads on the 2023 USD Term Loan and the 2023 Liquidity USD Term Loan from 625 basis points to 475 basis points. The amended Credit Agreement also reduced the interest rate spread on the 2023 EUR Term Loan from 650 basis points to 475 basis points.

•

On January 24, 2025, the Credit Agreement was amended to reduce the interest rate spreads on the 2023 USD Term Loan, the 2023 EUR Term Loan and the 2023 Liquidity USD Term Loan from 475 basis points to 350 basis points. The amended Credit Agreement also reduced the interest rate spreads on the 2021 USD Term Loan and 2021 EUR Term Loan from 375 basis points to 350 basis points.

We expect that this repricing will generate approximately $62 million of annual interest expense savings.

Key Performance Metrics

We monitor the following key operating and financial metrics to help us evaluate our business, measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions:

Intelligence Subscription Revenue

Subscription Revenue is defined as Annualized Revenue from subscription services associated with annual and multi-year contracts, and renewal licensing services within our Intelligence solutions; it excludes contracts and products, that are short-term in nature, which we define to mean less than 12 months in duration.

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Annualized Revenue is defined as average annualized monthly contract value revenue over the trailing twelve months. Newly acquired client revenue is calculated by (i) annualizing the first month with positive contract value, then (ii) annualizing the monthly average contract value between the second month and eleventh month with positive contract value, and then (iii) annualizing the average contract value across the trailing twelve months. Subscription Revenue and related metrics reported for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 includes the annualized revenue associated with the GfK Combination, which was completed on July 10, 2023, as if the GfK Combination had occurred at the beginning of the applicable reported period. Annualized Revenue is not a forecast and the active contracts at the end of a reporting period used in calculating Annualized Revenue may or may not be extended or renewed by our customers.

Intelligence Revenue is defined as revenue generated from our Intelligence solutions, and Intelligence Subscription Revenue represents the underlying performance of our Intelligence subscription-based contracts. We believe Intelligence Subscription Revenue is useful to investors as a key indicator of the trajectory of our Intelligence Solutions performance. Intelligence Subscription Revenue growth is calculated at constant currency using consistent foreign exchange rates for the applicable periods presented. The following table summarizes our Annualized Intelligence Subscription Revenue for the periods presented:

	Year Ended December 31,
(annualized in millions)	2024	2023	2022
Intelligence Subscription Revenue	$2,700	$2,548	$2,400
Intelligence Subscription Revenue Growth	7.2%	5.9%	3.6%
Intelligence Subscription Revenue as a percentage of Intelligence Revenue	84%	83%	84%
Total Intelligence Subscription Revenue as a percentage of total Revenue	67%	66%	65%

Net Dollar Retention (“NDR”)

NDR represents the amount of Annualized Revenue that we generate from our existing clients. To compute NDR for any period, we compare the Annualized Revenue for Intelligence Revenue or for Intelligence Subscription Revenue at the end of the prior year comparable quarter (“beginning of period Annualized Revenue”) to the Annualized Revenue from that same cohort of clients at the end of the current quarter (“retained Annualized Revenue”); we then divide the retained Annualized Revenue by the beginning of period Annualized Revenue to arrive at the NDR. The calculation includes the positive impact within the same cohort of clients of selling additional products, cross-selling products, price increases, and the impact of clients who have returned after a short period in which they did not purchase our solutions. The calculation does not include the impact of revenue increases from acquiring new clients during the period and is calculated at constant currency using consistent foreign exchange rates for the applicable periods presented. NDR is used by our management as an indicator of our ability to retain and grow revenue from our existing clients, as well as the stability of our revenue and as such, we believe it can be useful for investors in evaluating the strength of our business. Since the Transformation Program began, the NDR for Intelligence Revenue has improved from the mid-90 percentage range prior to the 2021 Carve-Out Transaction to 104% for the year ended December 31, 2024, driven by similar increases in the NDR for Intelligence Subscription Annualized Revenue.

	Year Ended December 31,
(in millions)	2024	2023	2022
NDR for Intelligence Subscription Revenue	106%	104%	102%
NDR for Intelligence Revenue	104%	103%	100%

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Gross Dollar Retention (“GDR”)

GDR represents the amount of prior period Annualized Revenue we have retained in the current period from existing clients. We compute GDR by comparing the Annualized Revenue (for Intelligence Revenue or for Intelligence Subscription Revenue) from the prior year comparable quarter (“base Annualized Revenue”) to the Annualized Revenue from the same cohort of clients in the current comparable quarter, excluding the benefit of enhancements from any net upsell or pricing increases or the impact of clients who have returned after a short period in which they did not purchase our solutions (“retained Annualized Revenue”). We then divide the retained Annualized Revenue by the base Annualized Revenue. The calculation reflects only client losses and does not reflect client expansion or contraction, or revenue from new clients and is calculated at constant currency using consistent foreign exchange rates for the applicable periods presented. GDR is used by our management as an indicator of value that our solutions provide to our clients as represented by our ability to retain our existing client base and as such, we believe it can be useful for investors in evaluating the strength of our business.

	Year Ended December 31,
(in millions)	2024	2023	2022
GDR for Intelligence Subscription Revenue	98%	98%	98%
GDR for Intelligence Revenue	97%	98%	97%

Components of Results of Operations

Revenues

We report revenue according to three reporting segments: Americas, EMEA and APAC. Within these segments, we generate revenue from solutions in two product groupings: (i) Intelligence and (ii) Activation. Intelligence

solutions include sales of retail omnichannel measurement, consumer panel, eCommerce and other data. Activation solutions include sales of customized analytics research and predictive models to improve decisions around product innovation, pricing, marketing and supply chain.

Cost of revenues (excluding depreciation and amortization)

Cost of revenues primarily include data acquisition costs, cloud costs, software and hardware maintenance costs and personnel related costs associated with these functions. Cost of revenues also includes cooperation arrangements, which are supply arrangements where we obtain data (i.e. point of sale data) from third-party vendors. These are typically annual multi-year contracts and fixed price in nature (as further described in Note 5. “Revenue” of our audited consolidated financial statements included in this prospectus.)

Selling, general and administrative expenses

Selling, general, and administrative expenses primarily include personnel-related costs, costs for professional and consultancy services, and occupancy costs.

Depreciation and amortization

Depreciation and amortization primarily includes amortization of internally developed software and acquired intangibles, which relate to computer software, client relationships, retail partnerships, and trade names and trademarks. Depreciation primarily relates to buildings and leasehold improvements, as well as information and communication equipment.

Impairment of long-lived assets

Impairment of long-lived assets includes impairment charges related to operating lease right-of-use assets, property, plant and equipment, and definite-lived intangible assets.

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Restructuring charges

Restructuring charges include programs pursuant to which we realign operations to improve effectiveness and efficiency, such as reducing headcount and consolidation of operations. Restructuring charges primarily related to severance costs related to employee separation packages, which are calculated based on salary levels and past service periods.

Other operating income

Other operating income includes income from third-party subleases and charges to equity method investments to recover costs incurred by us for providing technology and other infrastructure services.

Interest expense, net

Interest expense, net primarily includes interest related to our term loans and revolver, along with the associated amortization of debt discount and debt issuance costs.

Foreign currency exchange (loss) gain, net

Foreign currency exchange (loss) gain, net primarily relates to debt obligations denominated in a currency other than an entity’s functional currency as well as the impact of foreign exchange hedges.

Nonoperating (expense) income, net

Nonoperating (expense) income, net primarily includes costs associated with loss on deconsolidation, write-off of unamortized debt discount and debt issuance costs, our factoring program, components of net periodic pension (cost) benefit other than service cost and gains due to remeasuring our prior equity interest held before certain acquisitions.

Income tax expense (benefit) from continuing operations

Income tax expense include U.S. federal, U.S. state and non-U.S. income tax, and withholding tax expense. We provide for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the Consolidated Statements of Operations as an adjustment to income tax expense in the period that includes the enactment date.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Discontinued operations

Discontinued operations include the operating results from the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture. See Note 4. “Disposals” in the notes to audited consolidated financial statements included in this prospectus for additional information.

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Results of Operations

For the year ended December 31, 2024 and 2023, our results of operations were as follows:

			Change
	Year Ended December 31,		2024 vs. 2023
(in millions)	2024	2023	$	%
Revenues	$3,972.6	$3,341.3	$631.3	18.9
Operating expenses:
Cost of revenues (excluding depreciation and amortization shown separately below)	1,771.6	1,511.5	260.1	17.2
Selling, general and administrative expenses	1,601.2	1,449.3	151.9	10.5
Depreciation and amortization	596.7	460.9	135.8	29.5
Impairment of long-lived assets	31.1	9.0	22.1	245.6
Restructuring charges	98.5	34.6	63.9	184.7
Other operating income	(26.9)	(15.4)	(11.5)	74.7

Total operating expenses	4,072.2	3,449.9	622.3	18.0

Operating loss	(99.6)	(108.6)	9.0	(8.3)
Interest expense, net	(410.6)	(299.5)	(111.1)	37.1
Foreign currency exchange (loss) gain, net	(34.2)	4.6	(38.8)	(843.5)
Nonoperating (expense) income, net	(70.8)	(8.1)	(62.7)	774.1

Loss from continuing operations before income taxes	(615.2)	(411.6)	(203.6)	49.5
Income tax expense from continuing operations	(113.7)	(51.8)	(61.9)	119.5

Loss from continuing operations	(728.9)	(463.4)	(265.5)	57.3
Discontinued operations:
Income from discontinued operations before income taxes	12.5	2.6	9.9	380.8
Income tax expense from discontinued operations	—	(11.6)	11.6	(100.0)

Income (loss) from discontinued operations	12.5	(9.0)	21.5	(238.9)

Net loss	(716.4)	(472.4)	(244.0)	51.7
Less: Net income attributable to noncontrolling interests	6.3	3.8	2.5	65.8

Net loss attributable to NIQ	$(722.7)	$(476.2)	$(246.5)	51.8

Revenues

Revenues increased $631.3 million, or 18.9% for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily driven by the $462.2 million impact from the GfK Combination, which reflected a full year of revenues compared to the approximate half year period from the acquisition date of July 10, 2023 to December 31, 2023 (“half year”) impact in the prior year period. In addition, Americas revenue increased by $201.6 million for the year ended December 31, 2024 driven by the $104.6 million impact from the GfK Combination by higher incremental Intelligence revenue of $63.3 million, representing an increase of 5.5% due to expansion in core services and cross-selling new capabilities, and by higher incremental Activation revenue of $26.0 million, representing an increase of 8.3% driven by higher volumes. EMEA revenue also increased by $324.9 million for the year ended December 31, 2024 driven by the $267.2 million impact from the GfK Combination and by higher incremental Intelligence revenue of $46.7 million representing an increase of 3.3% driven by an increase due to expansion in core services and cross-selling new capabilities. In addition, APAC revenue increased by $104.8 million for the year ended December 31, 2024 driven by the $90.4 million impact from the GfK Combination and by higher incremental Intelligence revenue of $18.2 million, representing an increase of 3.7%. This was partially offset by lower incremental Activation revenue of $8.3 million representing a decline of 4.4% driven by slower demand for consumer insights solutions and lower sales in China. The total unfavorable impact of foreign exchange on revenues was $56.3 million.

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Cost of revenues (excluding depreciation and amortization)

Cost of revenues increased $260.1 million, or 17.2% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily driven by the $229.6 million impact attributable to the GfK Combination which reflected a full year of expense compared to the half year impact in the prior year period. The remaining cost of revenues increased due to general increased costs due to the inflationary impact on external services and personnel expenses.

			Change
	Year Ended December 31,		2024 vs. 2023
(in millions)	2024	2023	$	%
GfK Combination	$328.8	$99.2	$229.6	231.5
Cost of revenues excluding GfK Combination	1,442.8	1,412.3	30.5	2.2

Cost of revenues	$1,771.6	$1,511.5	$260.1	17.2

Selling, general and administrative expenses

Selling, general and administrative expenses increased $151.9 million, or 10.5%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily driven by the $173.6 million impact attributable to the GfK Combination which reflected a full year of expense compared to the half year impact in the prior year period. The remaining selling, general and administrative expenses decreased due to lower occupancy, transaction and technology costs.

			Change
	Year Ended December 31,		2024 vs. 2023
(in millions)	2024	2023	$	%
GfK Combination	$422.1	$248.5	$173.6	69.9
Selling, general, and administrative expenses excluding GfK Combination	1,179.1	1,200.8	(21.7)	(1.8)

Selling, general and administrative expenses	$1,601.2	$1,449.3	$151.9	10.5

Depreciation and amortization

Depreciation and amortization increased $135.8 million, or 29.5%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. An increase of $70.8 million was attributable to amortization associated with the intangible assets acquired in the GfK Combination, which reflected a full year of expense compared to the half year impact in the prior year period. The remaining increase primarily reflects the impact of the elevated capital expenditures from internally developed software in fiscal year 2023, which is largely related to the development of our technology platform, Discover. Capital expenditures as a percentage of revenue was approximately 8% for each of the years ended December 31, 2024 and December 31, 2023.

Impairment of long-lived assets

Impairment of long-lived assets increased $22.1 million, or 245.6%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase primarily reflected impairments of long-lived assets in Russia.

Restructuring charges

Restructuring charges increased $63.9 million, or 184.7%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase in restructuring charges was driven by $67.3 million of higher severance costs associated with GfK Integration, partially offset by a $3.4 million reduction in severance costs associated with our CEP. See Note 14. “Restructuring Activities” in the notes to the audited consolidated financial statements included in this prospectus for additional information.

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Other operating income

Other operating income increased $11.5 million, or 74.7%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily attributable to the GfK Combination, which reflected a full year of sublease income and charges to equity method investments compared to the half year impact in the comparative period.

Interest expense, net

Interest expense, net increased $111.1 million, or 37.1%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily driven by the full year impact of term loans issued in 2023 to fund working capital and the GfK Combination, resulting in incremental interest expense of $95.7 million. The remaining increase primarily relates to higher borrowings on the Revolver throughout the year in comparison to 2023.

Foreign currency exchange (loss) gain, net

Foreign currency exchange (loss) gain, net decreased to a net loss of $34.2 million for the year ended December 31, 2024, compared to a net gain of $4.6 million for the year ended December 31, 2023. The decrease was primarily driven by higher foreign currency losses of $79.1 million related to debt obligations denominated in a currency other than an entity’s functional currency, partially offset by additional gains of $37.5 million from foreign exchange derivatives.

Nonoperating (expense) income, net

Nonoperating (expense) income, net increased $62.7 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily driven by a $57.8 million loss on deconsolidation of Russian subsidiaries and $35.8 million write-off of unamortized debt discount and debt issuance costs, partially offset by $10.9 million of income from the transition services agreement executed in connection with the GfK European Consumer Panel Business that was divested during the year ended December 31, 2024 in the Required GfK European Consumer Panel Services Divestitures. The year ended December 31, 2023 also reflected a $15.1 million gain resulting from the remeasurement of previously held equity interests in connection with the GfK Combination, which was partially offset by higher pension costs (other than service costs) of $6.3 million related to the 2023 settlement of our Netherlands defined benefit plan.

Income taxes

Income tax expense from continuing operations increased $61.9 million, or 119.5% for the year ended December 31, 2024 as compared to the year ended December 31, 2023. For the years ended December 31, 2024 and 2023, the effective tax rate was (18.5)% and (12.6)%, respectively. The decrease in our effective tax rate for the year ended December 31, 2024, as compared to the year ended December 31, 2023 was primarily driven by a 6% increase in uncertain tax positions.

Income (loss) from discontinued operations

Income from discontinued operations was $12.5 million for the year ended December 31, 2024, compared to loss of $9.0 million for the year ended December 31, 2023. The increase relates to the GfK European Consumer Panel Business that was divested in the required GfK European Consumer Panel Services Divestiture which resulted in a $12.4 million gain recognized in connection with completing the sale during the year ended December 31, 2024. See Note 4. “Discontinued Operations” in the notes to audited consolidated financial statements included in this prospectus for additional information.

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Results of Operations

For the year ended December 31, 2023 and 2022, our results of operations were as follows:

	Year Ended December 31,		Change
			2023 vs. 2022
(in millions)	2023	2022	$	%
Revenues	$3,341.3	$2,786.4	$554.9	19.9
Operating expenses:
Cost of revenues (excluding depreciation and amortization shown separately below)	1,511.5	1,387.1	124.4	9.0
Selling, general and administrative expenses	1,449.3	1,197.3	252.0	21.0
Depreciation and amortization	460.9	301.1	159.8	53.1
Impairment of long-lived assets	9.0	25.6	(16.6)	(64.8)
Restructuring charges	34.6	60.9	(26.3)	(43.2)
Other operating income	(15.4)	(8.0)	(7.4)	92.5

Total operating expenses	3,449.9	2,964.0	485.9	16.4

Operating loss	(108.6)	(177.6)	69.0	(38.9)
Interest expense, net	(299.5)	(110.5)	(189.0)	171.0
Foreign currency exchange gain (loss), net	4.6	(27.5)	32.1	(116.7)
Nonoperating (expense) income, net	(8.1)	39.7	(47.8)	(120.4)

Loss from continuing operations before income taxes	(411.6)	(275.9)	(135.7)	49.2
Income tax expense from continuing operations	(51.8)	(40.3)	(11.5)	28.5

Loss from continuing operations	(463.4)	(316.2)	(147.2)	46.6
Discontinued operations:
Income from discontinued operations before income taxes	2.6	—	2.6	—
Income tax expense from discontinued operations	(11.6)	—	(11.6)	—

Loss from discontinued operations	(9.0)	—	(9.0)	—

Net loss	(472.4)	(316.2)	(156.2)	49.4
Less: Net income attributable to noncontrolling interests	3.8	0.5	3.3	n/m

Net loss attributable to NIQ	$(476.2)	$(316.7)	$(159.5)	50.4

Revenues

Revenues increased $554.9 million, or 19.9% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily driven by $430.2 million from the GfK Combination, along with other acquisitions. In addition, Americas revenue increased by $89.7 million for the year ended December 31, 2023 driven by higher Intelligence revenue of $85.9 million which was higher by 9.6% due to expansion in core services and cross-selling new capabilities. EMEA revenue also increased by $53.1 million for the year ended December 31, 2023 driven by higher Intelligence revenue of $56.5 million which was higher by 6% due to expansion in core services and cross-selling new capabilities. In addition, APAC revenue declined by $18.0 million for the year ended December 31, 2023 driven by lower Activation revenue of $18.8 million which declined by 10% driven by slower demand for consumer insights solutions and lower sales in China. The unfavorable impact of foreign exchange on revenues was $4.5 million.

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Cost of revenues (excluding depreciation and amortization)

Cost of revenues increased $124.4 million, or 9.0% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily driven by the $99.2 million impact attributable to the GfK Combination, which primarily consists of additional personnel-related costs. The remaining cost of revenues increased due to general inflation partially offset by savings from our CEP.

			Change
	Year Ended December 31,		2023 vs. 2022
(in millions)	2023	2022	$	%
GfK Combination	$99.2	$—	$99.2	—
Cost of revenues excluding GfK Combination	1,412.3	1,387.1	25.2	1.8

Cost of revenues	$1,511.5	$1,387.1	$124.4	9.0

Selling, general and administrative expenses

Selling, general and administrative expenses increased $252.0 million, or 21.0%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily driven by the $248.5 million impact attributable to the GfK Combination, which primarily consists of additional personnel-related costs. The remaining selling, general and administrative expenses increased due to general inflation partially offset by savings from our CEP.

			Change
	Year Ended December 31,		2023 vs. 2022
(in millions)	2023	2022	$	%
GfK Combination	$248.5	$—	$248.5	—
Selling, general, and administrative expenses excluding GfK Combination	1,200.8	1,197.3	3.5	0.3

Selling, general and administrative expenses	$1,449.3	$1,197.3	$252.0	21.0

Depreciation and amortization

Depreciation and amortization increased $159.8 million, or 53.1%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. An increase of $61.5 million was attributable to amortization associated with acquired intangible assets in the GfK Combination. The remaining increase primarily reflects the impact of the elevated capital expenditures from internally developed software in fiscal year 2022, which is largely related to the development of our technology platform, Discover. Capital expenditures as a percentage of revenue was approximately 8% for the year ended December 31, 2023 and approximately 11% for the year ended December 31, 2022.

Impairment of long-lived assets

Impairment of long-lived assets decreased $16.6 million, or 64.8%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Impairment charges for both periods reflected adjustments related to long-lived assets and leased real estate we no longer plan to use, with the prior year period reflecting higher impairment charges primarily due to certain leases having larger operating lease right-of-use assets being impaired.

Restructuring charges

Restructuring charges decreased $26.3 million, or 43.2%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The decrease in restructuring charges was primarily driven by a $36.6 million

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reduction in severance costs associated with our CEP, due to less activity in 2023 in comparison to 2022, from actions implemented to drive permanent cost savings and operational efficiencies. This decrease was partially offset by $10.3 million in severance costs associated with GfK integration. See Note 14. “Restructuring Activities” in the notes to the audited consolidated financial statements included in this prospectus for additional information.

Other operating income

Other operating income increased $7.4 million, or 92.5%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily attributable to the GfK Combination, which resulted in additional sublease income and charges to equity method investments.

Interest expense, net

Interest expense, net increased $189.0 million, or 171.0%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily driven by term loans issued in 2023 to fund working capital and the GfK Combination, resulting in incremental interest expense of $156.1 million. The remaining increase primarily relates to higher interest expense due to higher variable interest rates on our 2021 term loans, along with higher borrowings on our revolver.

Foreign currency exchange gain (loss), net

Foreign currency exchange gain (loss), net increased to a net gain of $4.6 million for the year ended December 31, 2023, compared to a net loss of $27.5 million for the year ended December 31, 2022. The gains and losses for each period primarily related to debt obligations denominated in a currency other than an entity’s functional currency.

Nonoperating (expense) income, net

Nonoperating (expense) income, net reflected an expense of $8.1 million for the year ended December 31, 2023, compared to income of $39.7 million for the year ended December 31, 2022. The increase in expense was primarily driven by $21.6 million of additional pension costs (other than service costs), of which $11.7 million was associated with interest cost due to higher discount rates and $6.3 million was due to the settlement of our Netherlands defined benefit plan. See Note 15. “Pension and Other Post-Retirement Benefits” in the notes to audited consolidated financial statements included in this prospectus for additional information. In addition, the year ended December 31, 2022 reflected $17.4 million of income compared to $3.5 million of expense for the year ended December 31, 2023 due to settlements under the tax indemnification agreement with Nielsen Holdings in connection with the 2021 Carve-Out Transaction.

Income taxes

Income tax expense from continuing operations increased $11.5 million, or 28.5% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. For the years ended December 31, 2023 and 2022, the effective tax rate was (12.6)% and (14.6)%, respectively. The decrease in our effective tax rate for the year ended December 31, 2023, as compared to the year ended December 31, 2022 was primarily driven by a changes in our jurisdictional earnings mix and prior year return to provision adjustments offset by the release of uncertain tax positions in the prior period.

Loss from discontinued operations

Loss from discontinued operations was $9.0 million for the year ended December 31, 2023, relating to the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture. See Note 4. “Discontinued Operations” in the notes to audited consolidated financial statements included in this prospectus for additional information.

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Segment Results

Our segment disclosure is intended to provide investors with a view of the business that is consistent with management’s view of the Company. We manage our business and report our financial results through the following three segments:

•	Americas, which includes North America and Latin America

•	EMEA, which includes Europe, the Middle East and Africa

•	APAC, which includes Asia Pacific and the western Pacific region

The following is a discussion of the financial results of our reportable segments consisting of Americas, EMEA and APAC for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. We evaluate segment operating performance using segment Revenues and segment Adjusted EBITDA. See Note 17. “Reportable Segments” of our notes to the audited consolidated financial statements included in this prospectus for further details.

Americas

	Year Ended December 31,

(in millions)	2024	2023	2022
Segment Revenues	$1,550.2	$1,348.6	$1,151.7
Segment Adjusted EBITDA	437.8	378.7	236.1
Segment Adjusted EBITDA Margin %	28.2	28.1	20.5

Segment Revenues

Americas’ segment revenues increased by $201.6 million, or 14.9%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, in part driven by the $104.6 million impact from the GfK Combination, which reflected a full year of revenues compared to the half year impact in the prior year period. In addition, segment Intelligence revenue increased by $63.3 million due to expansion in core services and cross-selling new capabilities, and segment Activation revenue increased by $26.0 million driven by higher volumes. The unfavorable impact of foreign exchange on segment Revenues was $19.7 million.

Americas’ segment revenues increased by $196.9 million, or 17.1%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily driven by $118.8 million from the impact of the GfK Combination. In addition, segment Intelligence revenues increased by $85.9 million due to expansion in core services and cross-selling new capabilities and segment Activation revenues increased $3.8 million. The favorable impact of foreign exchange on segment Revenues was $17.0 million.

Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin

Americas’ segment Adjusted EBITDA increased by $59.1 million, or 15.6% for the year ended December 31, 2024 as compared to the year ended December 31, 2023, in part driven by the $13.4 million impact of the GfK Combination, which reflected a full year of revenues compared to the half year impact in the prior year period. The remaining change is attributable to organic revenue growth, which includes GfK revenue growth for the third and fourth quarters for the year-ended December 31, 2024 in comparison to the corresponding periods for December 31, 2023, and the execution of our CEP.

Americas’ segment Adjusted EBITDA increased by $142.6 million, or 60.4% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase is in part driven by the $32.1 million impact of the GfK Combination, with the remaining change attributable to organic revenue growth. Segment Adjusted EBITDA Margin increased by 7.6% for the year ended December 31, 2023, as compared to the year ended December 31, 2022, due to revenue growth and execution of our CEP.

85

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

EMEA

	Year Ended December 31,

(in millions)	2024	2023	2022
Segment Revenues	$1,731.5	$1,406.6	$1,110.8
Segment Adjusted EBITDA	447.9	376.7	280.6
Segment Adjusted EBITDA Margin %	25.9	26.8	25.3

Segment Revenues

EMEA segment revenues increased by $324.9 million, or 23.1%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily driven by the $267.2 million impact from the GfK Combination, which reflected a full year of revenues compared to the half year impact in the prior year period. Segment Intelligence revenue increased $46.7 million driven by an increase due to expansion in core services and cross-selling new capabilities. The unfavorable impact of foreign exchange on segment Revenues was $20.0 million.

EMEA segment revenues increased by $295.8 million, or 26.6%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily driven by $211.9 million from the impact of the GfK Combination. In addition, segment Intelligence revenues increased by $56.5 million driven by broad based growth across developed and emerging geographies, expansion in core services and cross-selling new capabilities and segment Activation revenues decreased by $3.5 million. This growth was partially offset by weakness in Russia and Ukraine driven by the ongoing conflict. The unfavorable impact of foreign exchange on segment Revenues was $4.8 million.

Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin

EMEA segment Adjusted EBITDA increased by $71.2 million, or 18.9%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily driven by the $53.0 million impact of the GfK Combination, which reflected a full year of revenues compared to the half year impact in the prior year period. The remaining change attributable to organic revenue growth, which includes GfK revenue growth for the third and fourth quarters of the year ended December 31, 2024 in comparison to the corresponding periods for December 31, 2023, and the execution of our CEP. Segment Adjusted EBITDA Margin decreased by 0.9% for the year ended December 31, 2024, as compared to the year ended December 31, 2023, primarily due to general inflation on external services and increased personnel costs.

EMEA segment Adjusted EBITDA increased by $96.1 million, or 34.2%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase is primarily driven by the $62.1 million impact of the GfK Combination with the remaining change attributable to organic revenue growth and the execution of our CEP. Segment Adjusted EBITDA Margin increased by 1.5% for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily due to increased revenue growth partially offset by increased personnel expenses from the GfK Combination prior to any synergistic action initiatives implemented after the completion of the acquisition.

APAC

	Year Ended December 31,

(in millions)	2024	2023	2022
Segment Revenues	$690.9	$586.1	$523.9
Segment Adjusted EBITDA	150.6	121.1	101.7
Segment Adjusted EBITDA Margin %	21.8	20.7	19.4

86

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Segment Revenues

APAC segment revenues increased by $104.8 million, or 17.9%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023, primarily driven by the $90.4 million impact from the GfK Combination, which reflected a full year of revenues compared to the half year impact in the prior year period. In addition, segment Intelligence revenue increased $18.2 million due to expansion in core services and cross-selling new capabilities. This was partially offset by a decrease of segment Activation revenue of $8.3 million driven by slower demand for consumer insights solutions and lower sales in China. The unfavorable impact of foreign exchange on segment Revenues was $16.7 million.

APAC segment revenues increased by $62.2 million, or 11.9%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily driven by $104.5 million from the impact of the GfK Combination. In addition, segment Intelligence revenues increased by $0.8 million and segment Activation revenues decreased by $18.8 million driven by soft demand for consumer insights solutions and soft sales in China. The unfavorable impact of foreign exchange on segment Revenues was $16.8 million.

Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin

APAC segment Adjusted EBITDA increased by $29.5 million, or 24.4%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase is primarily driven by the $31.1 million impact of the GfK Combination, which reflected a full year of revenues compared to the half year impact in the prior year period. The remaining change attributable to organic revenue growth and the execution of our CEP. Segment Adjusted EBITDA Margin increased by 1.1% for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to revenue growth and lower occupancy and personnel costs.

APAC segment Adjusted EBITDA increased by $19.4 million, or 19.1%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increases primarily reflect the impacts of the GfK Combination. Segment Adjusted EBITDA Margin increased by 1.3% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to increased revenue growth partially offset by increased personnel expenses from the GfK Combination prior to any synergistic initiatives implemented after the completion of the acquisition.

Supplemental Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Results of Operations

Comparability to Past Periods

Due to the significance of the GfK Combination in July 2023, we are presenting both our reported and unaudited pro forma results of operations. Results of the GfK business that we acquired in the GfK Combination are included in our reported results from July 10, 2023, the Combination Closing Date. Our pro forma presentation reflects the results of the GfK business that we acquired in the GfK Combination for a full twelve-month period, for both 2023 and 2022 in accordance with Article 11 of Regulation S-X as if the GfK Combination had occurred on January 1, 2022, and after giving effect to the Required GfK European Consumer Panel Services Divestiture. Management believes that presenting these pro forma results is important to understand our financial performance and, provides additional meaningful information regarding trends in our underlying businesses as it allows for more comparability among periods presented. Such unaudited pro forma combined information is presented on a supplemental basis, and it is not intended to represent what our actual consolidated results would have been had the GfK Combination occurred on January 1, 2022 or be indicative of our future consolidated results of operations or financial condition.

The Unaudited Combined Pro Forma for the years ended December 31, 2023 and 2022 are being presented herein for informational purposes only and do not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

87

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2023:

(in millions)	NIQ (U.S. GAAP)	GfK (IFRS)	Pro Forma Adjustments		Pro Forma Combined (U.S. GAAP)
Revenues	$3,341.3	$489.4	$—		$3,830.7

Operating expenses:
Cost of revenues (excluding depreciation and amortization as shown separately below)	1,511.5	120.0	(3.2)	(a)	1,628.3
Selling, general and administrative expenses	1,449.3	272.0	20.3	(a)(b)(c)	1,741.6
Depreciation and amortization	460.9	33.5	44.9	(d)(e)(f)	539.3
Impairment of long-lived assets	9.0	—	—		9.0
Restructuring charges	34.6	—	—		34.6
Other operating income	(15.4)	(8.0)	—		(23.4)

Total operating expenses	3,449.9	417.5	62.0		3,929.4

Operating income (loss)	(108.6)	71.9	(62.0)		(98.7)
Interest expense, net	(299.5)	(22.7)	(91.3)	(b)(g)(h)	(413.5)
Foreign currency exchange gain (loss), net	4.6	(10.4)	—		(5.8)
Nonoperating (expense) income, net	(8.1)	2.0	(19.0)	(a)(i)	(25.1)

Income (loss) from continuing operations before income taxes	(411.6)	40.8	(172.3)		(543.1)
Income tax (expense) benefit from continuing operations	(51.8)	(18.2)	7.0	(j)(k)	(63.0)

Income (loss) from continuing operations	(463.4)	22.6	(165.3)		(606.1)

Less: Net income (loss) attributable to noncontrolling interests	3.8	7.1	(4.3)	(l)	6.6

Income (Loss) from continuing operations attributable to NIQ	$(467.2)	$15.5	$(161.0)		$(612.7)

Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2022:

(in millions)	NIQ (U.S. GAAP)	GfK (IFRS)	Pro Forma Adjustments		Pro Forma Combined (U.S. GAAP)
Revenues	$2,786.4	$923.9	$—		$3,710.3

Operating expenses:
Cost of revenues (excluding depreciation and amortization as shown separately below)	1,387.1	220.1	(6.0)	(a)	1,601.2
Selling, general and administrative expenses	1,197.3	496.4	41.5	(a)(b)(c)	1,735.2
Depreciation and amortization	301.1	62.8	87.7	(d)(e)(f)	451.6
Impairment of long-lived assets	25.6	7.2	—		32.8
Restructuring charges	60.9	—	—		60.9
Other operating income	(8.0)	(14.5)	—		(22.5)

Total operating expenses	2,964.0	772.0	123.2		3,859.2

88

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

(in millions)	NIQ (U.S. GAAP)	GfK (IFRS)	Pro Forma Adjustments		Pro Forma Combined (U.S. GAAP)
Operating income (loss)	(177.6)	151.9	(123.2)		(148.9)
Interest expense, net	(110.5)	(33.5)	(187.1)	(b)(g)(h)	(331.1)
Foreign currency exchange gain (loss), net	(27.5)	5.3	—		(22.2)
Nonoperating (expense) income, net	39.7	2.9	8.4	(a)(i)	51.0

Income (loss) from continuing operations before income taxes	(275.9)	126.6	(301.9)		(451.2)
Income tax (expense) benefit from continuing operations	(40.3)	(38.0)	19.9	(j)(k)	(58.4)

Income (loss) from continuing operations	(316.2)	88.6	(282.0)		(509.6)

Less: Net income (loss) attributable to noncontrolling interests	0.5	15.6	(8.4)	(l)	7.7

Income (Loss) from continuing operations attributable to NIQ	$(316.7)	$73.0	$(273.6)		$(517.3)

Notes to the Supplemental Unaudited Pro Forma Combined Financial Information

Note 1. Basis of Presentation & Description of the Transaction

Basis of Presentation

The historical financial information of NIQ and GfK was prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”), respectively. Certain historical amounts of GfK have been reclassified in the Unaudited Pro Forma Combined Statement of Operations to conform to NIQ’s presentation. As part of preparing the Unaudited Pro Forma Combined Statement of Operations, NIQ conducted a review to determine if differences in accounting standards would result in material differences to the Unaudited Pro Forma Combined Statement of Operations. Any material differences have been adjusted for as part of the pro forma adjustments presented in the Unaudited Pro Forma Statements of Operations.

Description of the Transaction

On July 10, 2023, the Company completed the GfK Combination. Pursuant to the GfK Combination, the Company paid $1.1 billion in cash consideration to the equity holders of GfK plus issued shares equal to 28% of the equity of the post-combination value of an indirect Parent of the Company. In addition, the Company repaid GfK’s closing indebtedness of $458.4 million. The estimated fair value of the equity consideration was determined to be approximately $1.0 billion using a combination of an income approach and a market-based approach.

The total fair value of consideration transferred for the GfK Combination consisted of the following:

(in millions)
Cash consideration	$1,056.3
Fair value of equity consideration	1,010.4
Closing indebtedness	458.4
Fair value of previously held equity interest	21.6

Total consideration transferred	$2,546.7

89

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the allocation of the purchase consideration to the respective fair value of assets acquired and liabilities assumed for the acquisition:

(in millions)
Assets
Cash and cash equivalents	$105.5
Trade receivables	131.0
Other receivables	18.7
Prepaid expenses and other current assets	25.0
Current assets held for sale	347.0
Property and equipment	71.4
Operating lease right-of-use assets	111.4
Intangible assets	1,027.7
Goodwill	1,586.0
Deferred income taxes	8.1
Other noncurrent assets	68.5

Amount attributable to assets acquired	$3,500.3

Liabilities
Accounts payable	75.1
Accrued expenses	130.4
Deferred revenues	92.8
Other current liabilities	34.7
Current liabilities held for sale	44.8
Operating lease liabilities	91.6
Deferred income taxes	153.9
Other noncurrent liabilities	77.3

Amount attributable to liabilities assumed	$700.6

Fair value of net assets acquired, including goodwill and intangible assets	$2,799.7

Noncontrolling interests measured at fair value	(253.0)

$2,546.7

Note 2. Notes to Unaudited Pro Forma Statements of Operations

The following adjustments were made related to the unaudited pro forma consolidated statement of operations for the years ended December 31, 2023 and 2022:

a.

Represents the reclassification of historical pension expense to align GfK’s accounting policies under IFRS with those applied by NIQ under US GAAP. Pension expenses were reclassified from cost of revenues and selling, general and administrative expenses, to selling, general and administrative expenses and nonoperating expense.

b.

Represents an adjustment of lease expense to convert from IFRS to US GAAP. This includes the removal of historical interest expense of $1.8 million and $3.7 million, as well as the recognition of straight-line operating lease expense of $20.2 million and $39.4 million for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively. Historical depreciation expense related to leases has been removed as part of adjustment (e) below.

c.

Represents other adjustments to GfK’s selling, general and administrative expenses totaling $0.2 million and $1.9 million for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively to conform with NIQ’s accounting policies.

d.

Represents additional amortization expense related to intangible assets for the effect of applying the acquisition method of accounting. Additional intangible asset amortization expense totaling $57.7 million and $110.7 million would have been recognized by NIQ for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively.

90

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

e.

Represents an adjustment to historical depreciation expense resulting from the change in the fair value of property, plant and equipment as a result of the purchase price allocation, as well as the removal of depreciation expense related to historical leases accounted for under IFRS to US GAAP as part of adjustment (b) above. A decrease to depreciation expense totaling $13.0 million and $25.0 million would have been recognized by NIQ for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively.

f.

Represents other adjustments to GfK’s depreciation and amortization expenses totaling $0.2 million and $2.0 million for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively to conform with NIQ’s accounting policies.

g.

Represents the removal of interest expense attributable to GfK’s historical indebtedness, which was extinguished and paid off in connection with the business combination of $22.5 million and $29.1 million for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively.

h.

Represents incremental interest expense of $115.6 million and $219.9 million resulting from the debt issuance in connection with the GfK acquisition for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively. Our indebtedness is described in further detail in Note 10 to the financial statements.

i.

Represents (i) the reclassification of the $15.1 million gain recorded in the year ended December 31, 2023 from the remeasurement of a GfK subsidiary, accounted for as an equity method investment prior to the acquisition date, to the year ended December 31, 2022 and (ii) the elimination of historical equity earnings from the same equity method investment for the years ended December 31, 2023 and December 31, 2022.

j.

Represents (i) an adjustment to recognize income tax expense related to the change in valuation allowance assessment at the acquisition date, which results in an increase in income tax expense of $1.6 million and $1.3 million for the period from January 1, 2023 to July 10, 2023 and the year ended December 31, 2022, respectively and (ii) the adjustment to remove income taxes from the discontinued operations associated with the GfK European Consumer Panel Business, which results in a decrease in income tax expense of $4.5 million and $12.9 million for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively.

k.

Represents the income tax effect of all pro forma adjustments other than adjustment (j) above, which results in a decrease to income tax expense of $4.1 million and $8.3 million from January 1, 2023 to July 10, 2023 and the year ended December 31, 2022, respectively.

l.

Represents a decrease in net income attributable to noncontrolling interests of $4.3 million and $8.4 million for the period from January 1, 2023 through July 10, 2023 and the year ended December 31, 2022, respectively, to reflect the impact of pro forma adjustments.

91

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Comparison of the Results of Operations for the Year Ended December 31, 2024 to the Unaudited Pro Forma Results of Operations for the Year Ended December 31, 2023:

The following table summarizes our results of operations for the year ended December 31, 2024 (as reported) and 2023 (pro forma), giving effect to the GfK Combination as if it had occurred on January 1, 2022:

			Change
	Year Ended December 31,		2024 vs. 2023
(in millions)	2024 (Reported)	2023 (Pro Forma)	$	%
Revenues(1)	$3,972.6	$3,830.7	$141.9	3.7
Operating expenses:
Cost of revenues (excluding depreciation and amortization as shown separately below)	1,771.6	1,628.3	143.3	8.8
Selling, general and administrative expenses	1,601.2	1,741.6	(140.4)	(8.1)
Depreciation and amortization	596.7	539.3	57.4	10.6
Impairment of long-lived assets	31.1	9.0	22.1	245.6
Restructuring charges	98.5	34.6	63.9	184.7
Other operating income	(26.9)	(23.4)	(3.5)	15.0

Total operating expenses	4,072.2	3,929.4	142.8	3.6

Operating loss	(99.6)	(98.7)	(0.9)	0.9
Interest expense, net	(410.6)	(413.5)	2.9	(0.7)
Foreign currency exchange loss, net	(34.2)	(5.8)	(28.4)	489.7
Nonoperating expense, net	(70.8)	(25.1)	(45.7)	182.1

Loss from continuing operations before income taxes	(615.2)	(543.1)	(72.1)	13.3
Income tax expense from continuing operations	(113.7)	(63.0)	(50.7)	80.5

Loss from continuing operations	(728.9)	(606.1)	(122.8)	20.3
Less: Net income attributable to noncontrolling interests	6.3	6.6	(0.3)	(4.5)

Loss from continuing operations attributable to NIQ	$(735.2)	$(612.7)	$(122.5)	20.0

(1)

Includes revenue related to Russian operations of $25.3 million and $65.3 million, respectively. During the year ended December 31, 2024, the Company deconsolidated the operations of Russian subsidiaries. See Note 4. “Discontinued Operations and Disposals” in the notes to the audited consolidated financial statements included in this prospectus for additional information.

Revenue and Pro Forma Revenue

			Change
	Year Ended December 31,		2024 vs. 2023
(in millions)	2024 (Reported)	2023 (Pro Forma)	$	%
Organic Constant Currency Revenue(1)	$4,027.7	$3,792.7	$235.0	6.2
Foreign exchange impact on Revenue	(55.1)	—	(55.1)	n/m
Impact of Russia deconsolidation	—	38.0	(38.0)	n/m

Revenues	$3,972.6	$3,830.7	$141.9	3.7

(1)	See “—Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth” below for additional information regarding this metric.

Revenues increased $141.9 million, or 3.7% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023, primarily driven by Organic Constant Currency Revenue Growth due to strong success in renewals as evidenced by our favorable NDR and GDR, driven by

92

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

the expansion in core services and cross-selling new capabilities See “—Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth” below for additional information regarding this metric.

Cost of revenues (excluding depreciation and amortization)

Cost of revenues increased $143.3 million, or 8.8% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase was primarily driven by general increased costs due to the inflationary impact on external services and personnel expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $140.4 million, or 8.1% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The decrease was primarily driven by lower occupancy, transaction and technology costs.

Depreciation and amortization

Depreciation and amortization increased $57.4 million, or 10.6% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase primarily reflected the impact of the elevated capital expenditures from internally developed software in fiscal year 2023, which is largely related to the development of our technology platform, Discover.

Impairment of long-lived assets

Impairment of long-lived assets increased $22.1 million, or 245.6% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase primarily reflected impairments to long-lived assets in Russia.

Restructuring charges

Restructuring charges increased $63.9 million, or 184.7% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase in restructuring charges was driven by $67.3 million of higher severance costs associated with GfK Integration, partially offset by a $3.4 million reduction in severance costs associated with our CEP. See Note 14. “Restructuring Activities” in the notes to audited consolidated financial statements included in this prospectus for additional information.

Other operating income

Other operating income increased $3.5 million, or 15.0% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase was attributable to incremental sublease income and charges to equity method investments.

Interest expense, net

Interest expense, net decreased $2.9 million, or 0.7% for the year ended December 31, 2024 as compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The decrease was primarily driven by amendments to our Credit Agreement in July 2024 which reduced the interest rate spreads on our 2023 term loans, partially offset by the interest expense impact from higher borrowings on the Revolver.

Foreign currency exchange loss, net

Foreign currency exchange loss, net increased $28.4 million for the year ended December 31, 2024, compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase

93

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

was primarily driven by higher losses related to debt obligations denominated in a currency other than an entity’s functional currency, partially offset by additional gains from foreign exchange derivatives.

Nonoperating expense, net

Nonoperating expense, net increased $45.7 million for the year ended December 31, 2024, compared to the Unaudited Pro Forma Combined Financial Information for the year ended December 31, 2023. The increase was primarily driven by a $57.8 million loss on deconsolidation of Russian subsidiaries and $35.8 million write-off of unamortized debt discount and debt issuance costs, partially offset by $10.9 million of income from the transition services agreement executed in connection with the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture and lower pension costs (other than service costs) primarily driven by the settlement of our Netherlands defined benefit plan in the prior period resulting in a charge of $6.3 million.

Income taxes

Income tax expense from continuing operations increased $(50.7) million, or 80.5% for the year ended December 31, 2024 as compared to the year ended December 31, 2023. For the years ended December 31, 2024 and 2023, the effective tax rate was (18.5)% and (11.6)%, respectively. The decrease in our effective tax rate for the year ended December 31, 2024, as compared to the year Unaudited Pro Forma Combined Financial Information for the ended December 31, 2023 was primarily driven by a 6% increase in uncertain tax positions.

Comparison of the Unaudited Pro Forma Results of Operations for the Years Ended December 31, 2023 and 2022:

The following table summarizes our results of operations (Pro Forma) for the years ended December 31, 2023 and 2022, giving effect to the GfK Combination as if it had occurred on at the beginning of the period presented:

	Year Ended December 31,		Change
			2023 vs. 2022
(in millions)	2023	2022	$	%
Revenues	$3,830.7	$3,710.3	$120.4	3.2
Operating expenses:
Cost of revenues (excluding depreciation and amortization as shown separately below)	1,628.3	1,601.2	27.1	1.7
Selling, general and administrative expenses	1,741.6	1,735.2	6.4	0.4
Depreciation and amortization	539.3	451.6	87.7	19.4
Impairment of long-lived assets	9.0	32.8	(23.8)	(72.6)
Restructuring charges	34.6	60.9	(26.3)	(43.2)
Other operating income	(23.4)	(22.5)	(0.9)	4.0

Total operating expenses	3,929.4	3,859.2	70.2	1.8

Operating loss	(98.7)	(148.9)	50.2	(33.7)
Interest expense, net	(413.5)	(331.1)	(82.4)	24.9
Foreign currency exchange loss, net	(5.8)	(22.2)	16.4	(73.9)
Nonoperating (expense) income, net	(25.1)	51.0	(76.1)	(149.2)

Loss from continuing operations before income taxes	(543.1)	(451.2)	(91.9)	20.4
Income tax expense from continuing operations	(63.0)	(58.4)	(4.6)	7.9

Pro forma loss from continuing operations	(606.1)	(509.6)	(96.5)	18.9
Less: Net income attributable to noncontrolling interests	6.6	7.7	(1.1)	(14.3)

Pro forma loss from continuing operations attributable to NIQ	$(612.7)	$(517.3)	$(95.4)	18.4

94

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

(1)

Includes revenue related to Russian operations of $65.3 million and $87.9 million, respectively. During the year ended December 31, 2024, the Company deconsolidated the operations of Russian subsidiaries. See Note 4. “Discontinued Operations and Disposals” in the notes to the audited consolidated financial statements included in this prospectus for additional information.

Pro Forma Revenues

	Year Ended December 31,		Change
			2023 vs. 2022
(in millions)	2023	2022	$	%
Organic Constant Currency Revenue(1)	$3,832.7	$3,710.3	$122.4	3.3
Foreign exchange impact on Revenue	(15.4)	—	(15.4)	n/m
Revenue from acquisitions	13.4	—	13.4	n/m

Revenues	$3,830.7	$3,710.3	$120.4	3.2

(1)	See “—Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth” below for additional information regarding this metric.

Revenues increased $120.4 million, or 3.2% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily driven by Organic Constant Currency Revenue Growth due to strong success in renewals as evidenced by our favorable NDR and GDR, driven by the expansion in core services and cross-selling new capabilities. See “—Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth” below for additional information regarding this metric.

Pro Forma Cost of revenues (excluding depreciation and amortization)

Cost of revenues increased $27.1 million, or 1.7% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was primarily driven by inflation increases offset by savings from our CEP.

Pro Forma Selling, general and administrative expenses

Selling, general and administrative expenses increased $6.4 million, or 0.4% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was primarily driven by increased inflation and transaction costs associated with the GfK Combination, partially offset by the execution of the CEP program.

Pro Forma Depreciation and amortization

Depreciation and amortization increased $87.7 million, or 19.4%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase primarily reflected the impact of the elevated capital expenditures from internally developed software in fiscal year 2022, which is largely related to the development of our technology platform, Discover.

Pro Forma Impairment of long-lived assets

Impairment of long-lived assets decreased $23.8 million, or 72.6%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. Impairment charges for both periods reflected adjustments related to long-lived assets and leased real estate that we no longer plan to use, with the prior year period reflecting higher impairment charges primarily due to certain leases having larger operating lease right-of-use assets being impaired.

95

Confidential Treatment Requested by NIQ Global Intelligence Limited

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Pro Forma Restructuring charges

Restructuring charges decreased $26.3 million, or 43.2%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease in restructuring charges was primarily driven by a $36.6 million reduction in severance costs associated with our CEP, due to less activity in 2023 in comparison to 2022, from actions implemented to drive permanent cost savings and operational efficiencies, partially offset by $10.3 million in severance costs associated with GfK integration and synergies. See Note 14. “Restructuring Activities” in the notes to audited consolidated financial statements included in this prospectus for additional information.

Pro Forma Other operating income

Other operating income increased $0.9 million, or 4.0%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The income for each period primarily related to sublease income and income from equity method investments.

Pro Forma Interest expense, net

Interest expense, net increased $82.4 million, or 24.9%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was primarily driven by the 2023 Liquidity USD Term Loan which was issued to fund working capital, resulting in incremental interest expense of $55.1 million. The remaining increase was primarily due to higher variable interest rates on our 2021 term loans.

Pro Forma Foreign currency exchange gain (loss), net

Foreign currency exchange gain (loss), net increased to a net loss of $5.8 million for the year ended December 31, 2023, compared to a net loss of $22.2 million for the year ended December 31, 2022. The losses for each period primarily related to debt obligations denominated in a currency other than an entity’s functional currency.

Pro Forma Nonoperating (expense) income, net

Nonoperating (expense) income, net decreased to reflect expense of $25.1 million for the year ended December 31, 2023, compared to income of $51.0 million for the year ended December 31, 2022. The increase in expense was driven by additional pension costs, which primarily related to higher interest costs due to higher discount rates along with the $6.3 million due to the settlement of our Netherlands defined benefit plan. See Note 15. “Pension and Other Post-Retirement Benefits” in the notes to audited consolidated financial statements included in this prospectus for additional information. Additionally, the year ended December 31, 2022 income included $26.8 million in gains from the remeasurement of previously held equity interest investments. Furthermore, the year ended December 31, 2022 included $17.4 million of income compared to $3.5 million of expense for the year ended December 31, 2023 due to settlements under the tax indemnification agreement with Nielsen Holdings in connection with the 2021 Carve-Out Transaction.

Pro Forma Income taxes

Income tax expense from continuing operations increased $4.6 million, or 7.9% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. For the years ended December 31, 2023 and 2022, the effective tax rate was (11.6)% and (12.9)%, respectively. The decrease in our effective tax rate for the year ended December 31, 2023, as compared to the year ended December 31, 2022 was primarily driven by changes in our jurisdictional earnings mix and prior year return to provision adjustments offset by the release of uncertain tax positions in the prior period.

Pro Forma Adjusted EBITDA

Pro Forma Adjusted EBITDA allows for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business (as further described in “—Non-GAAP Financial

96

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Measures”). For the year ended December 31, 2024 the Adjusted EBITDA is as reported in the Non-GAAP Financial Measures. For the year ended December 31, 2023 and for the year ended December 31, 2022, Adjusted EBITDA is presented on a Pro Forma basis. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Revenue for the year ended December 31, 2024. Pro Forma Adjusted Margin is calculated by dividing Pro Forma Adjusted EBITDA by Pro Forma Revenue for the year ended December 31, 2023 and December 31, 2022, as applicable. The following table presents EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin on a reported basis for the year ended December 31, 2024 and on a pro forma basis for the years ended December 31, 2023 and December 31, 2022, giving effect to the GfK Combination as if it had occurred on January 1, 2022, together with a reconciliation to its most comparable GAAP and Pro Forma GAAP measure, loss from continuing operations attributable to NIQ and pro forma loss from continuing operations attributable to NIQ, for the periods presented.

	Year Ended December 31,
(in millions)	2024 (Reported)	2023 (Pro Forma)	2022 (Pro Forma)
Loss from continuing operations attributable to NIQ	$(735.2)	$(612.7)	$(517.3)
Interest expense, net	410.6	413.5	331.1
Income tax expense from continuing operations	113.7	63.0	58.4
Depreciation and amortization	596.7	539.3	451.6

EBITDA	385.8	403.1	323.8
Transformation Program costs(1)	56.0	156.7	228.3
GfK integration costs(2)	126.3	45.8	—
Acquisitions and transaction related costs(3)	17.6	26.9	16.8
Impairment of long-lived assets(4)	31.1	9.0	32.8
Foreign currency exchange loss, net(5)	34.2	5.8	22.2
Nonoperating items, net(6)	86.4	28.8	(19.1)
Share-based compensation expense(7)	4.7	4.3	4.4
Other operating items, net(8)	(1.4)	3.0	(3.2)

Adjusted EBITDA(9)	740.7	683.4	606.0

Net loss from continuing operations attributable to NIQ divided by Revenue	(18.5)%	(16.0)%	(13.9)%

Adjusted EBITDA Margin	18.6%	17.8%	16.3%

Pro Forma Adjusted EBITDA increased $57.3 million, or 8.4%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase primarily reflects revenue growth as well as a decrease in costs for occupancy and external services. The unfavorable impact of foreign exchange on Pro Forma adjusted EBITDA was $27.3 million.

Pro Forma Adjusted EBITDA increased $77.4 million, or 12.8%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase primarily reflects strong constant currency revenue growth and savings from our CEP. The unfavorable impact of foreign exchange on Pro Forma adjusted EBITDA was $5.3 million.

Footnotes to the tables above:

(1)

Transformation Program costs represent employee separation costs and costs associated with consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations. In addition, the Transformation Program includes costs associated with the accelerated technology investment that are incremental and redundant costs that will not recur after the Transformation Program is completed and are not representative of our underlying operating performance.

(2)	GfK integration costs represent employee separation costs, consulting fees and integration costs associated with the GfK Combination.

97

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

(3)

Acquisitions and transaction-related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, partially offset by any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

(4)	Impairment of long-lived assets represents impairment charges for operating lease right-of-use assets, property, plant and equipment and definite-lived intangible assets.
(5)	Foreign currency exchange loss, net primarily reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(6)

Nonoperating items, net consists of adjustments primarily related to net period pension (cost) benefit, other than service cost, write-off of unamortized debt discount and debt issuance costs, loss on Russia deconsolidation, settlement of tax indemnification, factoring fees, and other. The settlement of tax indemnification relates to certain taxes indemnified by Nielsen Holdings in connection with the 2021 Carve-Out Transaction. The initial amount was recorded as part of purchase accounting adjustments. Further adjustments are made to the tax indemnification as audit settlements or refunds are recorded.

	Year Ended December 31,
(in millions)	2024 (Reported)	2023 (Pro Forma)	2022 (Pro Forma)
Nonoperating items, net	$86.4	$28.8	$(19.1)
Net periodic pension cost (benefit), other than service cost	(2.5)	10.4	(8.9)
Write-off of unamortized debt discount and debt issuance costs	35.8	—	—
Loss on Russia deconsolidation	57.8	—	—
Settlement of tax indemnification	(21.2)	3.5	(17.4)
Factoring fees	14.7	15.0	6.1
Other	1.8	(0.1)	1.1

(7)	Share-based compensation expense consists of non-cash expense in accordance with ASC 718, Compensation: Stock Compensation.
(8)

Other operating items, net primarily consists of gain/loss on sale of long-lived assets, and gain/loss on settlement of asset retirement obligations. We exclude these expenses because they are not closely tied to the core performance of our business and can cause fluctuations between periods due to the nature and timing of the expense or income. These costs are included in selling, general and administrative expenses as part of the Consolidated Statements of Operations.

(9)

Includes Pro Forma Adjusted EBITDA related to Russian operations of $12.2 million, $27.0 million and $35.8 million. respectively. During the year ended December 31, 2024, the Company deconsolidated the operations of Russian subsidiaries. See Note 4. “Discontinued Operations and Disposals” in the notes to the audited consolidated financial statements included in this prospectus for additional information.

Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth

Organic Constant Currency Revenue Growth is calculated by dividing (A) our Revenues (Pro Forma, as applicable) for the applicable period after (i) excluding the impact of acquisitions and similar transactions (other than the GfK Combination after giving effect to the Required GfK European Consumer Panel Services Divestiture) until the one-year anniversary of such acquisition or similar transaction and (ii) excluding the impact of foreign currency exchange rates by translating local currency results to U.S. dollars at current period exchange rates as compared to prior period exchange rates, by (B) our Revenues (Pro Forma, as applicable) for the prior comparable period. We believe Organic Constant Currency Revenue Growth provides investors with useful supplemental information about our revenue growth to assist in understanding the growth attributable to our core business following the GfK Combination, excluding the impact of currency fluctuation given the significant variability in revenues that can be driven by foreign currency exchange rates.

The following tables present Organic Constant Currency Revenue Growth for the year ended December 31, 2024 and 2023, giving effect to the GfK Combination as if it had occurred on January 1, 2022. We present Organic

98

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Constant Currency Revenue and Organic Constant Currency Revenue Growth as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. Organic Constant Currency Revenue and Organic Constant Currency should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

	Year Ended December 31,			Growth/ (Decline)
(in millions)	2024 (Reported)	2023 (Pro Forma)	Pro Forma	Russia Deconsolidation	Foreign Exchange	Organic Constant Currency Revenue Growth
Revenues	$3,972.6	$3,830.7	3.7%	1.1%	1.4%	6.2%
Revenue by segment:
Americas revenue	1,550.2	1,456.8	6.4%	—	1.4%	7.8%
EMEA revenue	1,731.5	1,689.4	2.5%	2.3%	1.1%	5.9%
APAC revenue	690.9	684.5	0.9%	—	2.4%	3.3%

Consolidated Organic Constant Currency Revenues for the year ended December 31, 2024 grew by 6.2% driven by strong renewal rates, expanded verticals and core services, and cross selling capabilities to existing customers. Our Organic Constant Currency Revenue from our SMB clients for the years ended December 31, 2024 and 2023 grew by 20.0% and 8.0%, respectively. Our Organic Constant Currency Revenue from adjacent verticals including financial services, government, media and advertising for the years ended December 31, 2024 and 2023 grew by 16.0% and 18.0%, respectively. Our Organic Constant Currency Revenue from emerging markets for the years ended December 31, 2024 and 2023 grew by 9.0% and 5.1%, respectively.

Americas Organic Constant Currency Revenues for the year ended December 31, 2024 grew by 7.8% driven by broad based growth across geographies, strong renewal rates, expanded verticals and core services, and cross selling capabilities to existing customers.

EMEA Organic Constant Currency Revenue Growth for the year ended December 31, 2024 grew by 5.9% driven by broad based growth in emerging geographies, strong renewal rates and cross-selling new capabilities.

APAC Organic Constant Currency Revenue Growth for the year ended December 31, 2024 grew by 3.3% driven by higher Intelligence revenues, including strong growth in China and South Asia, offsetting soft demand for consumer insights solutions.

The following table presents Organic Constant Currency Revenue Growth for the year ended December 31, 2023 and 2022, giving effect to the GfK Combination as if it had occurred on at the beginning of the period presented. We present Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. Organic Constant Currency Revenue and Organic Constant Currency should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

	Year Ended December 31,		Growth/(Decline)

(in millions)	2023 (Pro Forma)	2022 (Pro Forma)	Pro Forma	Acquisitions	Foreign Exchange	Organic Constant Currency Revenue Growth
Revenues	$3,830.7	$3,710.3	3.2%	(0.3)%	0.4%	3.3%
Revenue by segment:
Americas revenue	1,456.8	1,367.2	6.6%	(0.3)%	(1.1)%	5.2%
EMEA revenue	1,689.4	1,627.8	3.8%	(0.6)%	0.6%	3.8%
APAC revenue	684.5	715.3	(4.3)%	(0.1)%	2.8%	(1.6)%

99

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Consolidated Organic Constant Currency Revenues for the year ended December 31, 2023 grew by 3.3% driven by strong renewal rates, expanded core services, and cross-selling new capabilities.

Americas Organic Constant Currency Revenues for the year ended December 31, 2023 grew by 5.2%. driven by strong renewal rates, expanded core services, and cross-selling new capabilities.

EMEA Organic Constant Currency Revenue Growth for the year ended December 31, 2023 grew by 3.8% driven by broad based growth across developed and emerging geographies, reflecting high renewal rates and expanded core services, and cross-selling new capabilities, especially in our Intelligence solutions. This growth was partially offset by weakness in Russia and Ukraine driven by the ongoing conflict.

APAC Organic Constant Currency Revenue Growth for the year ended December 31, 2023 decreased by 1.6% driven by lower Activation revenues due to soft demand for consumer insight solutions and soft sales in China.

Non-GAAP Financial Measures

We present EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Net Loss, and Adjusted Loss per Share in the tables below as supplemental measures of our operating performance and liquidity. We consider them to be important supplemental measures of our performance and liquidity and believe they are useful to securities analysts, investors, and other interested parties in their evaluation of our operating performance and liquidity. These measures reflect the results from the primary operations of our business by excluding the effects of certain items that we do not consider indicative of our core operations and ongoing operating performance.

Our financial statements are prepared and presented in accordance with GAAP. These non-GAAP financial measures are not presentations made in accordance with GAAP and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure prepared and presented in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. Consequently, our non-GAAP financial measures should be considered together with our audited consolidated financial statements included in this prospectus, which are prepared in accordance with GAAP.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net loss attributable to NIQ excluding interest expense, net, income tax expense from continuing operations, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for Transformation Program costs, GfK integration costs, acquisition and transaction related costs, impairment of long-lived assets, foreign currency exchange (gain) loss, net, loss from discontinued operations, nonoperating items, net, share-based compensation expense, and other operating items, net. Specifically, Adjusted EBITDA and Adjusted Net Loss allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Revenue. The following table shows EBITDA, and Adjusted EBITDA for the periods presented, and the reconciliation to their most comparable GAAP measure, Net Loss Attributable to NIQ, and Net Loss attributable to NIQ divided by Revenue, for the periods presented:

	Year Ended December 31,
(in millions)	2024	2023	2022
Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)
Interest expense, net	410.6	299.5	110.5
Income tax expense from continuing operations	113.7	51.8	40.3
Depreciation and amortization	596.7	460.9	301.1

100

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
(in millions)	2024	2023	2022
EBITDA	398.3	336.0	135.2
Transformation Program costs(1)	56.0	156.7	228.3
GfK integration costs (2)	126.3	45.8	—
Acquisitions and transaction related costs(3)	17.6	11.8	31.9
Impairment of long-lived assets(4)	31.1	9.0	25.6
Foreign currency exchange (gain) loss, net (5)	34.2	(4.6)	27.5
(Gain) loss from discontinued operations(6)	(12.5)	9.0	—
Nonoperating items, net (7)	86.4	24.9	(25.7)
Share–based compensation expense (8)	4.7	4.3	4.4
Other operating items, net(9)	(1.4)	3.0	(2.2)

Adjusted EBITDA	740.7	$595.9	$425.0

Net loss attributable to NIQ divided by Revenue	(18.2)%	(14.3)%	(11.4)%
Adjusted EBITDA Margin	18.6%	17.8%	15.3%

Adjusted EBITDA increased $144.8 million, or 24.3%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase primarily reflects the impact of the GfK Combination, organic revenue growth and CEP savings as well as a decrease in costs for occupancy and external services. Adjusted EBITDA Margin increased 80.0 basis points for the year ended December 31, 2024 primarily due to strong revenue growth.

Adjusted EBITDA increased $170.9 million, or 40.2%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase primarily reflects the impacts of the GfK Combination, along with revenue growth. Adjusted EBITDA Margin increased 250.0 basis points for the year ended December 31, 2023 primarily due to strong constant currency revenue growth and savings from our CEP.

Footnotes to the table above:

(1)

Transformation Program costs represent employee separation costs and costs associated with consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations. In addition, the Transformation Program includes costs associated with the accelerated technology investment that are incremental and redundant costs that will not recur after the Transformation Program is completed and are not representative of our underlying operating performance.

(2)	GfK integration costs represent employee separation costs, consulting fees and integration costs associated with the GfK Combination.
(3)

Acquisitions and transaction-related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, partially offset by any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

(4)	Impairment of long-lived assets represents impairment charges for operating lease right-of-use assets, property, plant and equipment and definite-lived intangible assets.
(5)	Foreign currency exchange (gain) loss, net primarily reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(6)

Loss from discontinued operations represents operations associated with the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture to receive European regulatory approvals for the GfK Combination (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus). The GfK European Consumer Panel Business was classified as held for sale at December 31, 2023.

(7)

Nonoperating items, net consists of adjustments primarily related to net periodic pension (cost) benefit, other than service cost, write-off of unamortized debt discount and debt issuance costs, loss on Russia

101

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

deconsolidation, settlement of tax indemnification, factoring fees, and other. The settlement of tax indemnification relates to certain taxes indemnified by Nielsen Holdings in connection with the 2021 Carve-Out Transaction. The initial amount was recorded as part of purchase accounting adjustments. Further adjustments are made to the tax indemnification as audit settlements or refunds are recorded.

	Year Ended December 31,
(in millions)	2024	2023	2022
Nonoperating items, net	$86.4	$24.9	$(25.7)
Net periodic pension cost (benefit), other than service cost	(2.5)	7.0	(14.6)
Write-off of unamortized debt discount and debt issuance costs	35.8	—	—
Loss on Russia deconsolidation	57.8	—	—
Settlement of tax indemnification	(21.2)	3.5	(17.4)
Factoring fees	14.7	15.0	6.1
Other	1.8	(0.6)	0.2

(8)	Share-based compensation expense consists of non-cash expense in accordance with ASC 718, Compensation: Stock Compensation.
(9)

Other operating items, net primarily consists of gain/loss on sale of long-lived assets, and gain/loss on settlement of asset retirement obligations. We exclude these expenses because they are not closely tied to the core performance of our business and can cause fluctuations between periods due to the nature and timing of the expense or income. These costs are included in selling, general and administrative expenses as part of the Consolidated Statements of Operations.

Free Cash Flow

Free Cash Flow is defined as Net Cash Provided by (Used in) Operating Activities minus Cash Paid for Capital Expenditures. Management believes Free Cash Flow, in conjunction with Cash from Operations, can be useful to investors as an indicator of liquidity since capital expenditures are a necessary component of ongoing operations. Management believes that capital expenditures are essential to the Company’s innovations and maintenance of NIQ’s operational capabilities. The following tables shows Free Cash Flow for the periods presented, and the reconciliation to its most comparable GAAP measure, Net Cash Provided by (Used in) Operating Activities, for the periods presented.

	Year Ended December 31,
(in millions)	2024	2023	2022
Net cash provided by (used in) operating activities	$73.9	$(10.9)	$61.4
Cash paid for capital expenditures	(298.7)	(272.6)	(305.6)

Free Cash Flow	$(224.8)	$(283.5)	$(244.2)

	Year Ended December 31,
(in millions)	2024	2023	2022
Cash paid for interest	$411.4	$279.2	$106.4

Free Cash Flow increased and improved for the year ended December 31, 2024, as compared to December 31, 2023 due to overall improved profitability evidenced by a higher Adjusted EBITDA, lower transformation costs and GfK integration costs (when these line items are aggregated), partially offset by a full year of interest on the term loans issued to finance the GfK Combination compared to the half year impact in the prior year period. In addition to cash paid for interest, our net cash provided by (used in) operating activities is affected by cash paid for income taxes of $118.2 million for the year ended December 31, 2024 and $109.3 million for the year ended December 31, 2023 as well as changes in net working capital of $40.6 million and $(20.5) million for the years ended December 31, 2024 and 2023, respectively. See the “Consolidated Statements of Cash Flows” in the audited consolidated financial statements included in this prospectus for additional information.

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The days sales outstanding in 2024 and 2023 was 59 days and 69 days, respectively. The days sales outstanding was calculated by taking the trade receivables, net divided by the revenue from the results of operations and multiplying it by 365. The days sales outstanding including the full impact of GfK in 2023 was calculated by taking the trade receivables, net divided by the revenue from the pro forma results of operations and multiplying it by 365. Days sales outstanding, including the full impact of the GfK Combination has been reduced to 60 days in 2023. The reduction in days sales outstanding is due to accelerated cash collections which has a positive impact to net working capital (the difference between our current assets and current liabilities) and Free Cash Flow.

Free Cash Flow decreased in the period ending December 31, 2023, in comparison to December 31, 2022, primarily due to increased interest on the term loans issued to finance the GfK Combination, including $980.0 million incurred under the 2023 USD Term Loan and €500.0 million (equivalent to approximately $550.0 million USD) incurred under the 2023 EUR Term Loan. The decrease was partially offset by decreased capital expenditure driven by investments in our technology platform, related to the Transformation Program, which was launched in 2021. Free Cash Flow is also affected by higher one-time investments, spending on transformation costs, GfK integration costs, and acquisition and transaction related costs. Since July 10, 2023, we have negotiated two repricings for each of the Term Loans and expect that these will generate approximately $62 million of interest expense savings per year. One-time investment spending consists of cash costs primarily related to our CEP and GfK integration which are not expected to recur in the future. We have completed all of our CEP-related investments and expect our GfK investments to be completed by 2026. However, we may continue to make future acquisitions as part of our business strategy which may require the use of capital resources and drive additional future restructuring and transaction-related cash expenditures as well as integration and acquisition-related compensation cash costs.

In addition to cash paid for capital expenditures and cash paid for interest, our net cash (used in) provided by operating activities is affected by cash paid for income taxes of $109.3 million for the year ended December 31, 2023 and $68.8 million for the year ended December 31, 2022 as well as changes in net working capital of $(20.5) and $73.5 million. See the “Consolidated Statements of Cash Flows” in the audited consolidated financial statements included in this prospectus for additional information.

The days sales outstanding in 2022 and 2023 was 62 days and 69 days, respectively. The days sales outstanding was calculated by taking the trade receivables, net divided by the revenue from the results of operations and multiplying it by 365. The days sales outstanding including the full impact of GfK in 2023 was calculated by taking the trade receivables, net divided by the revenue from the pro forma results of operations and multiplying it by 365. Days sales outstanding, including the full impact of the GfK Combination has been reduced to 60 days in 2023. The reduction in days sales outstanding is due to accelerated cash collections which has a positive impact to net working capital (the difference between our current assets and current liabilities) and Free Cash Flow.

The use of cash from accounts payable in 2023 was significantly impacted by large acquisition costs, Transformation Program expenses, and integration costs. Notably, some substantial accruals from 2022 related to these items were paid out in 2023, creating a significant use of cash in net working capital during 2023.

Adjusted Net (Loss) Income and Adjusted (Loss) Income Per Share

Adjusted Net (Loss) Income is defined as Net Loss Attributable to NIQ excluding special items deemed not to be reflective of ongoing or core operations. Adjusted (Loss) Income per Share is defined as Adjusted Net (Loss) Income divided by the Weighted Average Shares Outstanding.

Adjusted Net (Loss) Income and Adjusted Loss Per Share are used by management and can be useful to investors as an indicator of our core business performance. Management uses these metrics to analyze the business operations because those adjust net income for items, we believe do not accurately reflect our core business or that relate to non-cash expenses or noncontrolling interests.

103

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following tables shows Adjusted Net Loss and Adjusted (Loss) Income Per Share, for the periods presented, and the reconciliation to their most comparable GAAP measure, Net Loss attributable to NIQ and Earnings Per Share, respectively, for the periods presented:

	Year Ended December, 31
(in millions)	2024	2023	2022
Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)
Adjustments to net loss attributable to NIQ
Transformation Program costs(1)	56.0	156.7	228.3
Amortization of certain intangible assets(2)	280.1	218.7	149.8
GfK integration costs (3)	126.3	45.8	—
Acquisitions and transaction related costs(4)	17.6	11.8	31.9
Impairment of long-lived assets(5)	31.1	9.0	25.6
Foreign currency exchange (gain) loss, net (6)	34.2	(4.6)	27.5
Nonoperating items, net (7)	71.7	9.9	(31.8)
Share-based compensation expense (8)	4.7	4.3	4.4
Other operating items, net(9)	(1.4)	3.0	(2.2)

Total Adjustments to net loss attributable to NIQ	$620.3	$454.6	$433.5

Tax effect of above adjustments (10)	(34.1)	(29.0)	(27.2)
(Income) loss from discontinued operations(11)	(12.5)	9.0	—

Adjusted Net (Loss) Income attributable to NIQ	$(149.0)	$(41.6)	$89.6

Earnings (Loss) per share:
Basic	$(7.23)	$(4.76)	$(3.17)
Diluted	$(7.23)	$(4.76)	$(3.17)
Weighted average shares outstanding:
Basic	100	100	100
Diluted	100	100	100
Adjusted Net (Loss) Income per share:
Basic	$(1.49)	$(0.42)	$0.90
Diluted	$(1.49)	$(0.42)	$0.90

Adjusted Net (Loss) Income increased $107.4 million, or 258.2%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily due to revenue growth as well as a decrease in costs for occupancy and external services.

Adjusted Net (Loss) Income increased $131.2 million, or 146.4%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase is primarily due to higher interest expense of $189 million, partially offset by impacts of the GfK Combination.

Footnotes to the table above:

(1)

Transformation Program costs represent employee separation costs and costs associated with consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations. The costs associated with the accelerated technology investment are incremental and redundant costs that will not recur after the Transformation Program is completed and are not representative of our underlying operating performance.

(2)

Amortization of certain intangible assets consists of amortization costs of intangible assets which were recorded as part of acquisition accounting. We exclude the impact of amortization of acquired intangible assets as companies utilize intangible assets with different estimated useful lives and have different methods of amortizing intangible assets. Furthermore, the timing and magnitude of business combination transactions are not predictable, and the purchase price allocated to amortizable intangible assets is unique to each

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Pursuant to 17 C.F.R. Section 200.83

acquisition and can vary significantly from period to period and across companies. These costs are included in depreciation and amortization as part of the Consolidated Statements of Operations.
(3)	GfK integration costs represent employee separation costs, consulting fees and integration costs associated with the GfK Combination.
(4)

Acquisitions and transaction-related costs represent costs incurred in connection with planned and completed acquisitions as well as preparation, including due diligence, transaction, integration and legal related costs primarily relating to GfK, partially offset by any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

(5)	Impairment of long-lived assets represents impairment charges for operating lease right-of-use assets, property, plant and equipment and definite-lived intangible assets.
(6)	Foreign currency exchange (gain) loss, net reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(7)

Nonoperating items, net consists of adjustments primarily related to net period pension (cost) benefit, other than service cost, write-off of unamortized debt discount and debt issuance costs, Russia - loss on deconsolidation, settlement of tax indemnification, and other. The settlement of tax indemnification relates to certain taxes indemnified by Nielsen Holdings in connection with the 2021 Carve-Out Transaction. The initial amount was recorded as part of purchase accounting adjustments. Further adjustments are made to the tax indemnification as audit settlements or refunds are recorded.

	Year Ended December 31,
(in millions)	2024	2023	2022
Nonoperating items, net	$71.7	$9.9	$(31.8)
Net periodic pension cost (benefit), other than service cost	(2.5)	7.0	(14.6)
Write-off of unamortized debt discount and debt issuance costs	35.8	—	—
Loss on Russia deconsolidation	57.8	—	—
Settlement of tax indemnification	(21.2)	3.5	(17.4)
Other	1.8	(0.6)	0.2

(8)	Share-based compensation expense consists of non-cash expense in accordance with ASC 718, Compensation: Stock Compensation.
(9)

Other operating items, net primarily consists of gain/loss on sale of long-lived assets, and gain/loss on settlement of asset retirement obligations. We exclude these expenses because they are not closely tied to the core performance of our business and can cause fluctuations between periods due to the nature and timing of the expense or income. These costs are included in selling, general and administrative expenses as part of the Consolidated Statements of Operations.

(10)

Income tax adjustments include the tax effect of the non-GAAP adjustments, calculated using the appropriate statutory tax rate for each adjustment. The non-GAAP tax rate was 2,842.8%, as a result of the minimal pre-tax book income, 189.2% and 42.9% for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Our statutory rate is evaluated annually.

(11)

Loss from discontinued operations represents operations associated with the Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture to receive European regulatory approvals for the GfK Combination (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus). The GfK European Consumer Panel Business was classified as held for sale at December 31, 2023.

Quarterly Results of Operations and Other Financial Data

The following tables set forth our historical unaudited quarterly consolidated statements of operations and other data for each of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments necessary for a fair presentation of the financial information presented.

105

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial dataset forth below should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

Adjusted EBITDA is a non-GAAP performance measure and should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with GAAP and may not be comparable to similarly titled non-GAAP measures used by other companies. For a reconciliation of non-GAAP performance measures, see “—Non-GAAP Financial Measures.”

	Three Months Ended
(in millions)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Revenues						(1)	(1)	(1)

Operating expenses:
Cost of revenues (excluding depreciation and amortization)
Selling, general and administrative expenses
Depreciation and amortization
Impairment of long-lived assets
Restructuring charges
Other operating income

Total operating expenses

Operating loss
Interest expense, net
Foreign currency exchange gain (loss), net
Nonoperating (expense) income, net

Loss from continuing operations before income taxes
Income tax expense (benefit) from continuing operations

Loss from continuing operations
Discontinued operations:
Income from discontinued operations before income taxes
Income tax expense from discontinued operations

Loss from discontinued operations

Net loss
Less: Net income attributable to noncontrolling interests

Net loss attributable to NIQ

Other Financial Data:
Adjusted EBITDA(2)
Organic Revenue
Gross Dollar Retention
Net Dollar Retention

(1)

We completed the GfK Combination on July 10, 2023. On January 9, 2024, as a condition to our acquisition of GfK as required by the European Commission to address their competition concerns, we completed the Required GfK European Consumer Panel Services Divestiture. Our financial results for the quarterly period ended March 31, 2023, quarterly period ended June 30, 2023 and for the period from July 1, 2023 through July 10, 2023 do not include the results of GfK. GfK (excluding the results associated with GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services

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Divestiture) had revenue of $ , , and Adjusted EBITDA of $ , , for the quarterly period ended March 31, 2023, quarterly period ended June 30, 2023 and the period from July 1, 2023 through July 10, 2023 respectfully. See footnote 2.
(2)

See “—Non-GAAP Financial Measures” for additional information and limitations regarding our financial performance and these non-GAAP financial measures, including a reconciliation of non-GAAP measures to their most directly comparable GAAP measure.

Organic Constant Currency Revenue Growth is calculated by dividing (A) our Revenues for the applicable period of 2024 after (i) excluding the impact of acquisitions and similar transactions (other than the GfK Combination after giving effect to the Required GfK European Consumer Panel Services Divestiture) until the one-year anniversary of such acquisition or similar transaction (ii) giving effect to the deconsolidation of our Russia operations that occurred in 2024, and (iii) excluding the impact of foreign currency exchange rates by translating local currency results to U.S. dollars at current period exchange rates as compared to prior period exchange rates, by (B) our Revenues for the prior comparable period, after adjusting for the same items (i), (ii) and (iii) above, plus for each of the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023, the revenues reported by GfK for such period prior to the GfK Combination after excluding from such reported revenues the revenues attributable to the GfK European Consumer Panel Business that was required to be divested by the European Commission to address its competition concerns. We believe Organic Constant Currency Revenue Growth provides investors with useful supplemental information about our revenue growth to assist in understanding the growth attributable to our core business following the GfK Combination, excluding the impact of currency fluctuation given the significant variability in revenues that can be driven by foreign currency exchange rates.

The following table presents Organic Constant Currency Revenue Growth for the periods presented and the reconciliation of Organic Constant Currency Revenue Growth to Revenue Growth, for the periods presented.

Three Months Ended
(in millions)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Revenue
Revenue Growth (%)
GfK pre-acquisition Revenue Impact (%)
Deconsolidated Russian Subsidiaries Revenue Impact (%)
Foreign Exchange Impact on Revenue (%)
Organic Constant Currency Revenue Growth (%)
Intelligence Subscription Revenue
Intelligence Subscription Revenue Growth (%)

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table presents Intelligence Subscription Revenue, Intelligence Subscription Revenue Growth, NDR for Intelligence Subscription Revenue, NDR for Intelligence Revenue, GDR for Intelligence Subscription Revenue, and GDR for Intelligence Revenue for the periods presented.

Three Months Ended
(in millions)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Intelligence Subscription Revenue
Intelligence Subscription Revenue Growth (%)
NDR for Intelligence Subscription Revenue
NDR for Intelligence Revenue
GDR for Intelligence Subscription Revenue
GDR for Intelligence Revenue

The following table presents a reconciliation of Adjusted EBITDA to net loss attributable to NIQ, the most directly comparable GAAP financial measure:

Three Months Ended
(in millions)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Net loss attributable to NIQ
Interest expense, net
Income tax expense from continuing operations
Depreciation and amortization

EBITDA
Transformation Program costs(1)
GfK integration costs (2)
Acquisitions and transaction related costs(3)
Impairment of long-lived assets(4)
Foreign currency exchange (gain) loss, net (5)
Loss from discontinued operations(6)
Nonoperating items, net (7)
Share-based compensation expense(8)
Other operating items, net(9)

Adjusted EBITDA

(1)

Transformation Program costs represent employee separation costs and costs associated with consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations. In addition, the Transformation Program includes costs associated with the accelerated technology investment that are incremental and redundant costs that will not recur after the Transformation Program is completed and are not representative of our underlying operating performance.

(2)	GfK integration costs represent employee separation costs, consulting fees and integration costs associated with the GfK Combination.
(3)

Acquisitions and transaction related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, partially offset by any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

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(4)	Impairment of long-lived assets represents impairment charges for operating lease right-of-use assets, property, plant and equipment and definite-lived intangible assets.
(5)	Foreign currency exchange loss, net reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(6)

Loss from discontinued operations represents operations associated with the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture to receive European regulatory approvals for the GfK Combination (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus). The GfK European Consumer Panel Business was classified as held for sale at December 31, 2023.

(7)

Nonoperating items, net consists of adjustments primarily related to net period pension (cost) benefit, settlement of tax indemnification, factoring fees, and other. The settlement of tax indemnification relates to certain taxes indemnified by Nielsen Holdings in connection with the 2021 Carve-Out Transaction. The initial amount was recorded as part of purchase accounting adjustments. Further adjustments are made to the tax indemnification as Audit settlements or refunds are recorded.

(8)	Share-based compensation expense consists of non-cash expense in accordance with ASC 718, Compensation: Stock Compensation.
(9)

Other operating items, net primarily consists of gain/loss on sale of long-lived assets, and gain/loss on settlement of asset retirement obligations. We exclude these expenses because they are not closely tied to the core performance of our business and can cause fluctuations between periods due to the nature and timing of the expense or income. These costs are included in selling, general and administrative expenses as part of the Consolidated Statements of Operations.

The following table presents a reconciliation of GfK preacquisition Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, for the period from January 1, 2023 through July 10, 2023:

	For the period from July 1, 2023 through July 9, 2023	Three Months Ended
(in millions)		June 30, 2023	March 31, 2023
Net loss attributable to GfK
Interest expense, net
Income tax expense from continuing operations
Depreciation and amortization

EBITDA
Income (loss) from divested GfK European Consumer Panel Business(1)
Foreign currency exchange (gain) loss, net(2)
Nonoperating items, net(3)

Adjusted EBITDA

Footnotes to the table above:

(1)

Income (loss) from the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture to receive European regulatory approvals for the GfK Combination (as further described in Note 4. “Discontinued Operations” of our audited consolidated financial statements included in this prospectus). The financial impact includes the operating income or loss from this division up until the divestiture. See Note 4. “Discontinued Operations” in the notes to audited consolidated financial statements included in this prospectus for additional information.

(2)	Foreign currency exchange loss, net reflects the translation movements on foreign currency denominated term loans as well as the impact of foreign exchange hedges.
(3)	Nonoperating items, net consists of adjustments primarily related to net period pension (cost) benefit.

109

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources

Our liquidity needs generally arise from fluctuations in our working capital requirements, acquisitions, debt service obligations and capital expenditures. As of December 31, 2024, we had $274.3 million in available borrowing capacity under the Revolver, which combined with available cash of $263.8 million, provided liquidity of $538.1 million.

We expect to incur future expenditures on developing internally developed software. We capitalized $226.8 million, $219.5 million and $239.1 million of internally developed software costs for the years ended December 31, 2024, 2023 and 2022, respectively. We expect to fund future uses of cash with a combination of existing cash balances, cash generated from operating activities, borrowings under the Revolver or new issuances of debt. We believe we have available resources to meet both our short-term and long-term liquidity requirements, including our debt services.

We communicate on a regular basis with our lenders regarding our financial and working capital performance, and liquidity position.

Our Credit Agreement (as defined below) contains various restrictive covenants that, among other things, impose limitations on: (i) the incurrence of additional indebtedness; (ii) creation of liens; (iii) dividend payments or certain other restricted payments or investments, and (iv) mergers, consolidations or sales. The Credit Agreement also requires us to maintain a certain ratio of Consolidated First Lien Debt to Consolidated Adjusted EBITDA (as defined in the agreement) if outstanding indebtedness exceeds a certain level. In addition, the debt agreement requires mandatory prepayments of the term loans if our excess cash flow (as defined in the agreement) exceeds a certain level.

Debt facilities

	Year Ended December 31,
(in millions)	2024	2023	2022
2023 USD Term Loan, less unamortized discount of $66.3 and $97.3 in 2024 and 2023, respectively	$921.4	$877.7	$—
2023 EUR Term Loan, less unamortized discount of $36.7 and $54.8 in 2024 and 2023, respectively	607.3	494.4	—
2023 Liquidity Term Loan, less unamortized discount of $27.3 and $43.9 in 2024 and 2023, respectively	441.8	428.8	—
2021 USD Term Loan, less unamortized discount of $2.1 and $2.8 in 2024 and 2023, respectively	804.4	812.1	819.7
2021 EUR Term Loan, less unamortized discount of $1.3 and $1.8 in 2024 and 2023, respectively	792.4	853.1	835.4
2021 CAD Term Loan, less unamortized discount of $0.2 and $0.3 in 2024 and 2023, respectively	85.5	93.7	92.5
Revolver	364.0	524.8	292.7
Other debt	31.7	30.1	15.4

Total debt	4,048.5	4,114.7	2,055.7
Finance leases	38.7	44.4	37.6
Other financing obligations	47.4	48.4	31.5

Total debt, finance leases and other financing obligations	4,134.6	4,207.5	2,124.8
Less: Unamortized debt issuance costs	(53.8)	(76.7)	(35.4)
Less: Short-term debt and current portion of long-term debt	(121.0)	(103.3)	(60.0)
Total long-term debt	$3,959.8	$4,027.5	$2,029.4

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Term Loans and Revolver

We have a credit agreement (the “Credit Agreement”), comprised of term loans and a revolving facility (the “Revolver”). In connection with the Credit Agreement, we are party to the Dutch Security Agreement and have pledged bank receivables and intercompany receivables (each as defined in the Dutch Security Agreement). The term loans are comprised of 2023 tranches issued to fund working capital and the GfK Combination and 2021 tranches issued in connection with the 2021 Carve-Out Transaction. The term loans mature on March 5, 2028, and require quarterly principal payments equal to 0.25% of the original principal amount. At the commencement of the Credit Agreement, the Revolver had a maturity date of March 5, 2026. On June 28, 2024, the Credit Agreement was amended to extend the maturity date of the Revolver to March 5, 2028. The respective terms of each debt arrangement are further described below. See Note 21. “Subsequent Events” in the notes to the audited consolidated financial statements included in this prospectus for additional information. The Revolver matures on 2026 (x) with respect to $7.5 million of non-extending revolving commitments, March 5, 2026 and (y) with respect to all other revolving commitments, March 5, 2028; provided that, with respect to this clause (y), if by a date no later than the Modified Maturity Date (as defined below), any term loans with an aggregate principal amount in excess of $1.0 billion are outstanding and the maturity date applicable to such term loans is earlier than the date that is 90 days after March 5, 2028 (the “Trigger Maturity Date”), such maturity date shall be the later of December 5, 2027 and the date that is 91 days prior to the Trigger Maturity Date (the “Modified Maturity Date”). The respective terms of each debt arrangement are further described below.

2023 USD Term Loan

On July 10, 2023, the Credit Agreement was amended to issue a U.S. Dollar term loan (“2023 USD Term Loan”) in the aggregate principal amount of $980.0 million. The 2023 USD Term Loan was issued at a price of 89.0% of the aggregate principal amount, which resulted in a discount related to underwriting fees of $107.8 million. The 2023 USD Term Loan is subject to interest at term Secured Overnight Financing Rate (“SOFR”) plus a spread of 625 basis points.

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spread on the 2023 USD Term Loan from 625 basis points to 475 basis points. On July 18, 2024, the Credit Agreement was further amended to issue additional debt of $20.0 million within the 2023 USD Term Loan. In connection with these amendments, the Company recognized a loss of $19.6 million, which included $15.7 million for the write-off of unamortized discount and $3.9 million for the write-off of unamortized debt issuance costs. The amounts associated with the write-off were included in nonoperating (expense) income, net. At December 31, 2024 and 2023, the interest rate for the 2023 USD Term Loan was approximately 9.3% and 11.6%, respectively

On January 24, 2025, the Credit Agreement was amended to reduce the interest rate spreads on the 2023 USD Term Loan, the 2023 EUR Term Loan and the 2023 Liquidity USD Term Loan from 475 basis points to 350 basis points. The amended Credit Agreement also reduced the interest rate spreads on the 2021 USD Term Loan and 2021 EUR Term Loan from 375 basis points to 350 basis points.

On February 3, 2025, we completed the sale of our Netquest business and received net proceeds of €54.0 million (equivalent to approximately $56.0 million USD), subject to final closing adjustments. The proceeds were primarily used to repay outstanding borrowings on the Revolver.

2023 EUR Term Loan

On July 10, 2023, the Credit Agreement was amended to issue a Euro term loan (“2023 EUR Term Loan”) in the aggregate principal amount of €500.0 million (equivalent to approximately $550.0 million USD). The 2023 EUR Term Loan was issued at a price of 89.0% of the aggregate principal amount, which resulted in a discount related to underwriting fees of €55.0 million (equivalent to approximately $60.5 million USD). At commencement, the 2023 EUR Term Loan was subject to interest at Euro LIBOR plus a spread of 650 basis points the Credit Agreement provides that we, the agent and certain lenders may amend the agreement solely for the purpose of

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replacing the Euro LIBOR rate with another benchmark rate. The Credit Agreement provides that certain lenders, the agent and the company may amend the agreement solely for the purpose of replacing the Euro LIBOR rate with another benchmark rate.

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spread on the 2023 EUR Term Loan from 650 basis points to 475 basis points. On July 18, 2024, the Credit Agreement was further amended to issue additional debt of €123.5 million (equivalent to approximately $135.0 million USD) within the 2023 EUR Term Loan. In connection with these amendments, the Company recognized a loss of $6.7 million, which included $5.4 million for the write-off of unamortized discount and $1.3 million for the write-off of unamortized debt issuance costs. The amounts associated with the write-off were included in nonoperating (expense) income, net. At December 31, 2024 and 2023, the interest rate for the 2023 EUR Term Loan was approximately 7.8% and 10.3%, respectively.

2023 Liquidity USD Term Loan

On February 28, 2023, the Credit Agreement was amended to issue a U.S. Dollar term loan (“2023 Liquidity Term Loan”) in the aggregate principal amount of $475.0 million. The 2023 Liquidity Term Loan was issued at a price of 89.0% of the aggregate principal amount, which resulted in a discount related to underwriting fees of $52.3 million. At commencement, the 2023 Liquidity Term Loan was subject to interest at term SOFR plus a spread of 625 basis points.

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spread on the 2023 Liquidity Term Loan from 625 basis points to 475 basis points. In connection with this amendment, the Company recognized a loss of $9.5 million, which included $7.6 million for the write-off of unamortized discount and $1.9 million for the write-off of unamortized debt issuance costs. The amounts associated with the write-off were included in nonoperating (expense) income, net. At December 31, 2024 and 2023, the interest rate for the 2023 Liquidity Term Loan was approximately 9.3% and 11.6%, respectively.

2021 USD Term Loan

On March 5, 2021, a U.S. Dollar tranche (“2021 USD Term Loan”) was issued in the aggregate principal amount of $950.0 million. The 2021 USD Term Loan was issued at a price of 99.5% of the aggregate principal amount, which resulted in a discount related to underwriting fees of $4.8 million. From the commencement date through November 29, 2021, the 2021 USD Term Loan was subject to interest at LIBOR plus a spread of 375 to 400 basis points dependent on certain ratio levels.

On November 30, 2021, the Credit Agreement was amended to issue additional debt within the 2021 EUR Term Loan which is further described below. The Company used the proceeds to pay down the 2021 USD Term Loan by approximately $111.6 million. The amended Credit Agreement also reduced the interest rate spread to a range of 350 to 375 basis points dependent on certain ratio levels. On July 10, 2023, the Credit Agreement was amended to replace LIBOR with term SOFR. At December 31, 2024 and 2023, the interest rate for the 2021 USD Term Loan was approximately 8.4% and 9.1%, respectively.

2021 EUR Term Loan

On March 5, 2021, a Euro tranche (“2021 EUR Term Loan”) was issued in the aggregate principal amount of €545.0 million (equivalent to approximately $650.0 million USD). The 2021 EUR Term Loan was issued at a price of 99.5% of the aggregate principal amount, which resulted in a discount related to underwriting fees of €2.7 million (equivalent to approximately $3.3 million USD). From the commencement date through November 29, 2021, the 2021 EUR Term Loan was subject to interest at Euro LIBOR plus a spread of 350 to 400 basis points dependent on certain ratio levels.

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On November 30, 2021, the Credit Agreement was amended to issue additional debt within the 2021 EUR Term Loan of €250.0 million (equivalent to approximately $283.5 million USD). We used the proceeds to pay down the 2021 USD Term Loan as described above and to finance other acquisitions. The amended Credit Agreement also reduced the interest rate spread for the 2021 EUR Term Loan to a range of 325 to 375 basis points dependent on certain ratio levels. At December 31, 2024 and 2023, the interest rate for the 2021 EUR Term Loan was approximately 6.8% and 7.6%, respectively.

2021 CAD Term Loan

On March 5, 2021, a Canadian dollar tranche (“2021 CAD Term Loan”) was issued in the aggregate principal amount of C$128.0 million (equivalent to approximately $100.0 million USD). The 2021 CAD Term Loan was issued at a price of 99.5% of the aggregate principal amount, which resulted in a discount related to underwriting fees of C$0.6 million (equivalent to approximately $0.5 million USD). From the commencement date through November 29, 2021, the 2021 CAD Term Loan was subject to interest at Canadian Dollar Offered Rate (“CDOR”) plus a spread of 450 to 475 basis points dependent on certain ratio levels.

On November 30, 2021, the Credit Agreement was amended to reduce the interest rate spread to a range of 400 to 425 basis points dependent on certain ratio levels. At December 31, 2024 and 2023, the interest rate for the 2021 CAD Term Loan was approximately 7.9% and 9.7%, respectively.

Revolver

On March 5, 2021, the we entered into a revolving facility. The maximum borrowing capacity was $350.0 million at the commencement of the facility, with the capacity being increased through subsequent amendments to the Credit Agreement. At December 31, 2024 and 2023, the maximum borrowing capacity under the Revolver was $638.3 million.

The commitment fee is 25 to 50 basis points dependent on certain ratio levels. Borrowings are subject to an interest rate spread of 325 to 375 basis points dependent on certain ratio levels. On August 31, 2022, the Credit Agreement was amended to replace LIBOR with term SOFR for borrowings denominated in U.S. dollars.

At December 31, 2024 and 2023, the weighted-average interest rate for borrowings under the Revolver was approximately 8.1% and 8.3%, respectively.

Historical Repricing

Since July 10, 2023, we have negotiated two repricing events for each of the Term Loans, as follows:

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spreads on the 2023 USD Term Loan and the 2023 Liquidity USD Term Loan from 625 basis points to 475 basis points. The amended Credit Agreement also reduced the interest rate spread on the 2023 EUR Term Loan from 650 basis points to 475 basis points.

On January 24, 2025, the Credit Agreement was amended to reduce the interest rate spreads on the 2023 USD Term Loan, the 2023 EUR Term Loan and the 2023 Liquidity USD Term Loan from 475 basis points to 350 basis points. The amended Credit Agreement also reduced the interest rate spreads on the 2021 USD Term.

We expect that this repricing will generate approximately $62 million of interest expense savings per year.

Covenant Compliance

The Credit Agreement contains various restrictive covenants that, among other things, impose limitations on: (i) the incurrence of additional indebtedness; (ii) creation of liens; (iii) dividend payments or certain other restricted payments or investments and (iv) mergers, consolidations or sales. The Credit Agreement also requires

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NIQ to maintain a certain ratio of Consolidated First Lien Debt to Consolidated Adjusted EBITDA (as defined in the Credit Agreement) if outstanding indebtedness exceeds a certain level. In addition, the Credit Agreement requires mandatory prepayments of the term loans if our excess cash flow (as defined in the Credit Agreement) exceeds a certain level.

The Company was in compliance with all relevant covenants contained in the Credit Agreement as of December 31, 2024.

Cash Flow

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(in millions)	2024	2023	2022
Net cash provided by (used in) operating activities	$73.9	$(10.9)	$61.4
Net cash provided by (used in) investing activities	9.6	(1,703.7)	(430.9)
Net cash (used in) provided by financing activities	(67.1)	1,902.7	296.7
Effect of exchange-rate changes on cash and cash equivalents	(33.1)	(32.8)	(35.2)

Net (decrease) increase in cash and cash equivalents	(16.7)	$155.3	$(108.0)

Operating Activities

For the year ended December 31, 2024 as compared to the year ended December 31, 2023, there was an increase of $84.8 million in net cash provided by operating activities primarily from the GfK Combination, which reflected a full year of activity compared to the half year impact in the prior year period. Net cash provided by operating activities was also affected by increased interest due the GfK Combination, which reflected a full year of interest on the term loans issued to finance the GfK Combination compared to the half year impact in the prior period. Investment spending consisted of cash costs primarily related to the GfK integration. We have completed all of our CEP-related investments and expect our GfK investments to be completed by 2026. We may continue to make future acquisitions as part of our business strategy which may require the use of capital resources and drive additional future restructuring and transaction-related cash expenditures as well as integration and acquisition-related compensation cash costs. The increase in net cash used in operating activities also includes an increase of net loss of $244.0 million adjusted for non-cash items, such as: an increase of $135.8 million in depreciation and amortization, $23.7 million of amortization of debt discount and debt issuance costs, and $73.5 million of non-cash foreign currency exchange, partially offset by $12.4 million of the loss on disposal of business, and $87.2 million of other operating activities, net. The net changes in operating assets and liabilities primarily resulted in a $55.6 million decrease in trade and other receivables, primarily due to impacts from our factoring program, and a $64.4 million decrease in prepaid expenses and other current assets primarily due to the receipt of proceeds from our settlement of outstanding interest rate derivative contracts during the year ended December 31, 2023 which did not occur in 2024, partially offset by a $162.2 million decrease in accounts payable and other current liabilities as a result of payment of acquisition-related costs for the GfK Combination.

For the year ended December 31, 2023 as compared to the year ended December 31, 2022, there was an increase of $72.3 million in net cash used in operating activities primarily due to increased interest on the term loans issued to finance the GfK Combination. Net cash used in operating activities is also affected by the higher investments spending on transformation costs, GfK integration costs, and acquisition and transaction related costs. Investment spending consists of cash costs primarily related to our CEP and GfK integration which we believe are not expected to recur in the future. We have completed all of our CEP-related investments and expect our GfK investments to be completed by 2026. We may continue to make future acquisitions as part of our business strategy which may require the use of capital resources and drive additional future restructuring and transaction-related cash

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expenditures as well as integration and acquisition-related compensation cash costs. The increase in net cash used in operating activities also includes an increase of net loss of $156.2 million adjusted for non-cash items, such as: an increase of $159.8 million in depreciation and amortization, $32.1 million of amortization of debt discount and debt issuance costs, and $48.7 million of other operating activities, net, partially offset by impairment of long-lived assets of $16.6 million and non-cash foreign currency exchange of $40.8 million. The net changes in operating assets and liabilities primarily resulted in a $76.3 million decrease in trade and other receivables, primarily due to impacts from our factoring program, and a $58.5 million decrease in accounts payable and other current liabilities as a result of payment of acquisition-related costs for the GfK combination, partially offset by a $43.7 million increase in prepaid expenses and other current assets of primarily due to the receipt of proceeds from our settlement of outstanding interest rate derivative contracts.

Investing Activities

For the year ended December 31, 2024 as compared to the year ended December 31, 2023, the increase of $1,713.3 million in cash provided by investing activities year over year was due primarily to a decrease in acquisition activity of $1,447.9 million related to the GfK Combination that occurred in 2023. The increase was also due to the $315.6 million proceeds from the GfK European Consumer Panel Business that was divested in the Required GfK European Consumer Panel Services Divestiture, partially offset by an increase of $14.9 million in intangible assets expenditures primarily related to additions to internally developed software costs and an increase of $11.2 million related to property, plant and equipment expenditures. Cash provided by investing activities was also partially offset by $31.6 million in cash deconsolidated from previously controlled subsidiaries for the year ended December 31, 2024 which did not occur in 2023.

For the year ended December 31, 2023 as compared to the year ended December 31, 2022, the increase of $1,272.8 million in cash used in investing activities year over year was due primarily to an increase in acquisition activity of $1,325.6 million related to the GfK Combination. The increase in cash used in investing activities was partially offset by a decrease of $8.9 million in intangible assets expenditures primarily related to additions to internally developed software costs and a decrease of $24.1 million related to property, plant and equipment expenditures. The increase in cash provided by investing activities was also partially offset by a $30.0 million investment in equity securities for the year ended December 31, 2022 which did not occur in 2023.

Financing Activities

For the year ended December 31, 2024 compared to the year ended December 31, 2023, the decrease of $1,969.8 million in cash provided by financing activities was due primarily to the prior year period reflecting net proceeds of $1,983.4 million from the 2023 USD Term Loan, 2023 EUR Term Loan, 2023 Liquidity USD Term Loan, compared to $155.0 million in net proceeds from such term loans for the year ended December 31, 2024. The decrease was also due to higher repayments of debt of $357.2 million, partially offset by lower debt issuance costs of $56.7 million.

For the year ended December 31, 2023 compared to the year ended December 31, 2022, the increase of $1,606.0 million in cash provided by financing activities was due primarily to the increase in proceeds year over year from the issuance of debt of $1,983.4 million from the 2023 USD Term Loan, 2023 EUR Term Loan, 2023 Liquidity USD Term Loan, partially offset by the increase in repayments of debt of $252.6 million, and debt issuance costs of $64.3 million incurred in 2023. The increase in cash provided by financing activities was also partially offset by not receiving a contribution from the parent company in the current year.

Cash requirements

As of December 31, 2024, we have cash requirements for long-term debt payments, leases and other liabilities. For lease-related information, see Note 9. “Leases” in the notes to audited consolidated financial statements included in this prospectus for additional information. For debt related information, see Note 10. “Debt” in the

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notes to audited consolidated financial statements included in this prospectus for additional information. For pension-related information, see Note 15. “Pensions and Other Post-Retirement Benefits” in the notes to audited consolidated financial statements included in this prospectus for additional information. For commitment and contingency-related information, see Note 19. “Commitment and Contingencies” in the notes to audited consolidated financial statements included in this prospectus for additional information.

As of December 31, 2024, we had the following obligations:

•	Long-term debt obligations, of $4,182.4 million are expected to be paid out as follows: $56.3 million in 2025, $52.5 million in 2026, $38.5 million in 2027, and $4,035.1 million in 2028.

•

Operating lease payments of $303.3 million are to be paid annually as follows: $66.1 million in 2025, $49.3 million in 2026, $36.0 million in 2027, $29.8 million in 2028, $24.0 million in 2029 and $98.1 million thereafter.

•

Finance lease payments of $44.3 million are to be paid annually as follows: $19.9 million in 2025, $12.6 million in 2026, $7.1 million in 2027, $1.7 million in 2028, $0.3 million in 2029 and $2.7 million thereafter.

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Estimated future benefit payments under our defined benefit plans are as follows: $34.3 million in 2025, $36.0 million in 2026, $38.4 million in 2027, $36.4 million in 2028, $38.0 million in 2029 and $200.4 million thereafter until 2034.

•

Minimum annual payments under our purchase obligations mostly related to cooperation arrangements and technology contracts of $964.7 million are to be paid out as follows: $337.3 million in 2025, $196.0 million in 2026, $132.4 million in 2027, $117.6 million in 2028, $110.1 million in 2029 and $71.3 million thereafter.

Critical Accounting Estimates

We prepare our audited consolidated financial statements in conformity with GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenue and expenses during the reporting periods, and the related disclosures in our consolidated financial statements and accompanying notes. We evaluate our estimates on an ongoing basis, and we base our estimates on historical experience, management’s judgment, and input from other third parties from information available at the time. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. In addition, changes in the accounting estimates that we use are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. Although we believe our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our audited consolidated financial statements.

The accounting policies that we believe are critical in the preparation of our consolidated financial statements are described below. For a description of our other significant accounting policies, see Note 2. “Summary of Significant Accounting Policies” in our audited consolidated annual financial statements included in this prospectus.

Capitalized Internally Developed Software Costs

Software development costs consist primarily of personnel salaries and third-party service providers incurred in the development of new internal developed software solutions. When determining whether applicable costs qualify for capitalization, we use judgment in distinguishing between the preliminary project and application development stages of the project. Costs that are related to the conceptual formulation and design of software programs are expensed as incurred. The application development stage costs generally include costs associated

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with internal-use software configuration, coding, installation, and testing. We determine the amount of internally developed software costs to be capitalized based on the amount of time spent by developers and third parties on projects in the application stage of development. There is judgment involved in estimating time allocated to a particular project in the application stage. We also capitalize certain costs related to specific upgrades and enhancements when it is probable the expenditures will result in significant additional functionality. Amortization of capitalized internally developed software begins on the date the software is placed in service and the amortization period is based on estimated useful life. Estimates and assumptions include determining the appropriate amortization period based on the estimated useful life and assessing the unamortized cost for impairment. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill

We test goodwill for impairment on an annual basis in the fourth quarter or more frequently if impairment indicators exist. We have designated October 1 as the date when the annual assessment is performed. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the quantitative impairment test is unnecessary. We have established, and will continue to evaluate, reporting units that are based on our internal reporting structure and define such reporting units as our operating segment level or one level below. We identified new operating segments during the third quarter of 2024, which changed the composition of its reporting units. Accordingly, the Company reassigned goodwill to the new reporting units using a relative fair value allocation approach. We performed a goodwill impairment test immediately before and after it reorganized its reporting structure. Goodwill was tested for impairment on a reporting unit level and the evaluation involved comparing the fair value of each reporting unit to its carrying value. The fair values of the reporting units were determined using a discounted cash flow analysis, and consideration was also given to market multiples. There were no impairment losses identified as a result of these tests. Upon this reorganization, our operating segments consisted of North America and Latin America within the Americas reportable segment, Western Europe and Eastern Europe, Middle East and Africa within the EMEA reportable segment and APAC.

If the quantitative impairment test is required, goodwill is tested for impairment by determining if the reporting unit carrying values exceed their fair values. The estimates of fair value are determined using a combination of valuation techniques, primarily an income approach using a discounted cash flow analysis supplemented by a market-based approach. A discounted cash flow analysis requires the use of various assumptions, including expectations of future cash flows, growth rates, discount rates, and tax rates in developing the present value of future cash flow projections. Our projections of future cash flows are based on management’s best estimate of future cash flows and include judgment around future capital expenditures and working capital requirements, assumed growth rates, and expectations around general market conditions. The market-based approach utilizes available market comparisons such as indicative industry multiples that are applied to current year revenue and earnings as well as recent comparable transactions. As a result of the inherent uncertainty associated with formulating these estimates, actual results could differ from those estimates.

Fair value is estimated using an income approach model based on the present value of expected future cash flows utilizing a risk adjusted discount rate. The discount rate represents the weighted average cost of capital, which is reflective of a market participant’s view of fair value given current market conditions, expected rate of return, capital structure, debt costs, and peer company comparisons. The discount rate is believed to adequately reflect the overall inherent risk and uncertainty involved in the operations and industry. The cash flows that extend beyond the final year of the discounted cash flow model are estimated using a terminal value technique, whereby the estimated operating cash flows minus capital expenditures are adjusted for changes in working capital in the final year of the model and discounted by the risk-adjusted discount rate to establish the terminal value. The present value of the terminal value is included in the fair value estimate.

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If the carrying amount of the reporting unit exceeds fair value, an impairment charge will be recognized in an amount equal to that excess. There was no impairment of goodwill during the years ended December 31, 2024, 2023, and 2022.

Business Combinations

Assets acquired and liabilities assumed in acquisitions are recorded at fair value as of the acquisition date. Fair value determinations involve significant estimates and assumptions about several highly subjective variables, including future cash flows, discount rates, and expected business performance. There are also different valuation models and inputs for each component, the selection of which requires considerable judgment. Our estimates and assumptions may be based, in part, on the availability of listed market prices or other transparent market data. These determinations will affect the amount of amortization expense recognized in future periods. We base our fair value estimates on assumptions we believe are reasonable, but we recognize that our assumptions are inherently uncertain. Depending on the size of the purchase price of a particular acquisition, the mix of intangible assets acquired, and expected business performance, the purchase price allocation could be materially impacted by applying a different set of assumptions and estimates. See Note 3. “Acquisitions” in the audited consolidated financial statements included in this prospectus for further information on fair value estimation method for the GfK Combination.

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans for some of our employees. This includes various defined benefit plans covering employees in North America, Europe and Asia. Liabilities and expenses for pension benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated cash flows, the expected long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, retirement age and mortality). Unrealized gains and losses related to our defined benefit pension obligations are recognized as a component of other comprehensive (loss) income within stockholders’ equity.

The most significant assumptions include a discount rate, and an expected long-term rate of return on plan assets.

We use the spot-rate approach to calculate the discount rate for our retirement benefit pension plans. Under the spot-rate approach, we use individual spot rates along the yield curve that correspond with the timing of each future cash outflow for benefit payments to calculate interest cost and service cost within net periodic benefit costs. At December 31, 2024, December 31, 2023, and December 31, 2022, the consolidated weighted-average discount rate of all plans was 4.1%, 3.9% and 4.7%, respectively, and these rates were used to measure the projected benefit obligation at each respective year end. We believe this approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

The expected long-term rate of return on pension plan assets were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested and long-term economic forecast for the type of investments held by the plans. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans. The actual return on plan assets will vary year to year from this assumption. The pension plans’ assets are measured at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Equity Award Valuations

Share-based compensation and incentive equity awards offered by NIQ to its employees are issued by one or more entities that collectively beneficially own and control the Company. These entities were created by the

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Advent Shareholder to facilitate the 2021 Carve-Out Transaction. The units or shares may be issued in the form of incentive conditioned Class B, Class C, Class D or Class E shares of an indirect parent of our predecessor. We measure the cost of all share-based awards to employees using a fair-value-based method.

During the periods presented, equity interests of an indirect parent of our predecessor were not publicly traded. As there have been no public markets, these shares, the estimated fair value of shares underlying our equity-based compensation awards, have been determined by our management and the board of managers of US Holdco, based on valuations prepared by an independent third-party valuation firm. These third-party valuations were performed using generally accepted valuation approaches for determining the equity value, specifically income and market approaches. The income approach utilizes the discounted cash flow method, which establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approaches assume the value of an asset is equal to the value of a substitute asset with similar characteristics and can include the guideline public company method and guideline acquisitions method. Weightings applied to each method to determine the fair value of the equity are adjusted over time to reflect the merits and shortcomings of each method. The concluded total equity value for our predecessor was determined using the above-mentioned methods allocated to the individual classes of shares.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, we considered the various methods for allocating the enterprise value to determine the fair value of shares at the applicable valuation date. Based on the specific rights and preferences of the underlying share classes, we allocate the value to the respective share classes utilizing a Monte Carlo simulation (“MCS”) method, under which potential future equity values at an expected liquidity date are simulated and then allocated based on the contractual waterfall between the classes of shares. The main inputs into the MCS model are the underlying equity being allocated, the expected timing of a liquidity event, the expected volatility and the risk-free rate of return. A discount for lack of marketability is applied to the result of the equity allocation method. Application of these approaches involves the use of estimates, judgments, and assumptions that are complex and subjective, such as those regarding assigning weights to the various methodologies, preparation of financial forecasts, determination of discount rates, selection of comparable companies and market multiples, assumptions for volatility, and the probability of possible future events.

In addition, our board, with input from management, considered various objective and subjective factors to determine the fair value of shares, including, but not limited to:

•	our results of operations and financial position, including our levels of available capital resources;

•	our business conditions and revenue and cost projections;

•	the valuation of publicly traded companies in the data analytics sector, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of shares as a private company; and

•	trends, developments and conditions in our industry.

Changes in any or all of these estimates and assumptions, or changes in the relationships between those assumptions impact our valuations as of each valuation date, may have a material impact on the valuation of shares.

Recent Accounting Standards

See Note 2. “Summary of Significant Accounting Policies” of our notes to the audited consolidated financial statements included in this prospectus for a description of recently adopted and recently issued accounting standards.

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Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates or foreign exchange rates. We may use certain derivative financial instruments, such as foreign currency and interest rate hedges, but only as a risk management tool and not for speculative or trading purposes.

Foreign exchange risk

We are exposed to fluctuations in foreign currency exchange rates as a result of our investments and operations in countries other than the United States, as well as our foreign-currency denominated debt obligations. Our exposure to currency rate fluctuations primarily relate to Europe (euro, British pound and Swiss franc), Canada (Canadian dollar), China (yuan), Brazil (real) and Mexico (peso).

We translate the assets and liabilities of our foreign subsidiaries that are measured in foreign currencies at the applicable period-end exchange rate, and we translate revenue and expenses at the weighted average exchange rates prevailing during the period. The resulting translation adjustment is recorded as a separate component of equity on the consolidated balance sheets included in the audited consolidated financial statements included in this prospectus. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the reporting currency are included in foreign currency exchange gain (loss), net as incurred.

For the year ended December 31, 2024, revenue attributable to transactions denominated in U.S. dollars and euro were approximately 25% and 23%, respectively. No other currency represented greater than 10% of our revenue. In 2024, a hypothetical 10% change in the value of the U.S. dollar relative to a basket of the foreign currencies for the foreign countries in which we had operations during the period would have changed our revenue by approximately $128.8 million.

We enter into foreign exchange forward contracts and cross-currency swaps to hedge our foreign exchange exposure. In December 2024, we settled outstanding foreign exchange contracts prior to the expiration of their contractual maturities, resulting in the receipt of cash proceeds totaling approximately $20.8 million which are included in operating activities in the Consolidated Statement of Cash Flows. As of December 31, 2024, we had an aggregate notional amount of $196.8 million related to cross-currency swaps. These cross-currency swaps have expiration dates through February 2026.

We may establish additional foreign subsidiaries in the future and continue to derive a larger portion of our revenue from sales denominated in a foreign currency. As a result, our future operating results could be subject to further fluctuations in foreign exchange rates relative to the U.S. dollar.

Interest rate risk

We are exposed to interest rate risk as a result of the floating-rate debt under our term loans. The variable interest rates on these borrowings are based on term SOFR, subject to floors, plus applicable margins based on certain ratio levels.

As of December 31, 2024, we had $3,786.7 million of floating-rate debt under our term loans with a weighted-average interest rate of 8.3%. A 100 basis point increase in the average term SOFR rate applied to this indebtedness would increase our annual interest expense by approximately $21.9 million.

We enter into certain interest rate swaps, interest rate caps and interest rate collars with various counterparties to hedge our interest rate exposure. As of December 31, 2024, we had interest rate contracts with an aggregate

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notional amount of $1,943.3 million and aggregate fair value of a $9.0 million liability position. These interest rate derivative instruments have expiration dates through February 2026.

In the future our exposure to interest rate risk may change due to changes in the amount borrowed, changes in interest rates, or changes in the amount we have hedged. The amount of our outstanding debt, and the ratio of fixed-rate debt to variable-rate debt, can be expected to vary as a result of future business requirements, market conditions or other factors.

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Business

Our Mission

We provide brands, retailers and other clients a holistic view of consumer shopping behavior globally to drive mission-critical strategic and operating decisions and facilitate better economic outcomes.

Overview

We are a leading global consumer intelligence company positioned at the nexus of brands, retailers and consumers. We manage a comprehensive and integrated ecosystem – The NIQ Ecosystem – which combines proprietary data, best-in-class technology, human intelligence, and highly sophisticated software applications and analytics solutions (the “Ecosystem”). Our unified, AI-powered technology platform aggregates, harmonizes and enriches vast amounts of global consumer shopping data from a myriad of diverse sources, generates rich, proprietary reference data and metadata, and provides a global, omnichannel view of consumer shopping behavior – The Full View.

Our global reach spans over 90 countries, covering approximately 85% of the world’s population, more than half the world’s GDP and more than $7.2 trillion in global consumer spend as of December 31, 2024. Leveraging our strong NIQ brand, long-term client relationships, global scale, proprietary technology, and extensive data and insights, we are positioned as a global leader in measuring, analyzing and predicting consumer behavior in the FMCG, T&D and other verticals in which we operate. Our solutions, mission-critical insights, analytics and software applications are deeply embedded across our clients’ enterprise supporting their strategic and operational decisions, enabling them to measure performance, maintain and strengthen their market positions, and drive innovation and profitable growth.

Global consumer spend is estimated at $58 trillion in 2023. Within this expansive economy, the consumer shopping landscape is rapidly changing, creating strategic and operational challenges, as well as growth opportunities for brands, retailers and other industry participants. Consumer purchase patterns have become increasingly “omnichannel” with consumers shopping across a growing number of platforms and channels including brick-and-mortar stores, online and mobile platforms, and social-commerce and quick-commerce channels. This rapidly changing consumer shopping “journey” has significantly increased the volume and complexity of shopping and transaction data. Simultaneously, consumers are increasingly seeking a more convenient and personalized shopping experiences which amplifies competition among the growing number of consumer brands and shopping channels.

We believe this dynamic, omnichannel, highly competitive backdrop creates significant growth opportunities for The NIQ Ecosystem. Companies increasingly seek real-time access to trusted, neutral, comprehensive and granular intelligence and analytics, as well as appropriate data governance, that enables them to efficiently engage consumers, drive sales, increase repeat purchases and foster loyalty across global markets, which we believe can only be accomplished with NIQ’s global, mission-critical view of consumer shopping behavior. We obtain data on online and offline consumer shopping behavior from diverse sources including retail point-of-sale feeds, global consumer shopping receipts, panels of more than 5.5 million consumers in more than 50 countries and direct partnerships with leading eCommerce players. We also generate substantial amounts of proprietary data such as insights at specific store and consumer levels and evidence-based recommendations that support our clients’ growth strategies.

Since March 2021, we have invested approximately $400 million to transform our Ecosystem and modernize our AI-powered technology platform. We leverage a long history of proprietary knowledge and advanced AI and machine learning techniques for multiple use cases, from ingesting and standardizing data faster and more accurately, to creating significant amounts of granular reference data and metadata, to creating new tools within our software applications and analytics on consumer preferences and shopping trends. Our investment, development and use of AI across our platform enables clients to make better decisions and benefit from a better experience. For example, in fiscal year 2024, we launched our generative AI tool, Ask Arthur, which is currently

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utilized by our clients to quickly find information, interpret data, onboard and train new analysts and make informed business decisions.

Our solutions align to two product groupings: (1) Intelligence and (2) Activation.

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Our Intelligence offerings are comprised of omnichannel measurement, consumer behavior and insights, and retailer solutions, which are utilized by both consumer brands and retailer clients. These products help clients to measure their market share of consumer purchases across channels, helping them understand the “what,” “where,” “who” and “how much”—what the consumer bought, who the consumer is, where they shopped, and how much they bought. Clients can see their market share by product, by market, and by channel, sales volume movements across those same dimensions and pricing and promotion trends. Intelligence accounted for approximately 80% of our revenue in fiscal year 2024 and is generally sold through multi-year or annual subscription contracts.

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Activation offerings are comprised of innovation, brand and media, and analytics products that provide clients with insights about “why” consumers made a certain purchase, guide clients on “what to do next,” and “who to target” around new product introduction and innovation, pricing, promotion strategy, targeted advertising and other drivers of growth. Leveraging our highly granular unified data and technology platform, our Activation offerings include custom, predictive analytics and reports that our clients use to optimize brand and trade decisions as well as new product testing. Activation accounted for approximately 20% of our revenue in the fiscal year 2024. In 2024, approximately 79% of our Activation revenue was highly reoccurring revenue, meaning revenue from either annual, multi-year contracts or from a client purchasing the same solution in the same country each year for the past three years. Activation solutions also present significant cross-selling opportunities, as approximately 76% of Activation revenue in fiscal year 2024 came from existing Intelligence clients, while nearly 39% of our Intelligence large and mid-sized clients have purchased Activation solutions, representing an attractive opportunity to increase penetration.

The scale, breadth and depth of our data, combined with our deep industry knowledge, scalable AI-powered technology platform and strong global relationships enables us to provide relevant solutions to brands, retailers, other companies and government entities. Our diverse client base of approximately 23,000 companies spans industries and geographies. We work with many of the world’s largest consumer brands and retailers – including approximately half of the Fortune 500 and nearly 80% of the Fortune 100 companies—as well as clients in high-growth verticals and SMB.

Our solutions enable executives, sales leaders, marketers, category management teams, media leaders and research and development teams to drive mission-critical strategic and operating decisions that span our clients’ enterprise, including:

•	measuring and assessing omnichannel sales performance across markets to provide visibility on which products are sold, who buys them, why, where and how;

•	optimizing pricing and promotion to evaluate the impact on sales;

•	segmenting and personalizing consumer products and experiences to drive sales conversion and repeat purchases across channels;

•	identifying new markets and categories for growth, predicting potential outcomes and executing an effective operating strategy;

•	testing, refining and predicting consumer receptiveness to new product concepts and marketing messages;

•	monitoring and measuring reviews, searching capabilities and keyword optimization to strengthen online presence;

•	managing trade and advertising budgets and enhancing return on spend; and

•	guiding executive and Board-level decisions related to incentive compensation, competitive analysis and M&A strategy.

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We believe our Ecosystem drives value creation for brands, retailers and consumers. Our applications are utilized on a regular basis by more than 75,000 active users as of January 2025 producing beneficial network effects across our platform. As brands grow using our solutions, they create more revenue and value for retailers, leading to increased collaboration and data sharing between us and our stakeholders. As retailers provide more consumer shopping data, we convert this data into analytical tools and insights into consumer preferences and trends. This powerful symbiotic relationship enables brands and retailers to more effectively market to consumers, develop more personalized experiences and drive sales and profitability.

Our software, data and people are highly integrated with our clients’ critical workflow and processes, leading to long-tenured relationships. As of December 31, 2024, our top five longest-tenured clients have worked with NIQ (and our predecessor) for more than 70 years on average. We believe the strength of our client relationships, the value of our mission-critical offerings and innovation, and the success of our growth initiatives are reflected in our net dollar retention and client retention rates and was at or above 100% for the trailing seven consecutive quarters as of September 30, 2024.

Our strong client retention supports our predictable and scalable revenue model. Approximately 80% of our revenue was recurring in nature in fiscal year 2024. Visibility into and predictability of our revenue streams is driven by long-term subscription contracts in our Intelligence offerings, and high client adoption rates of our on-demand Analytics solutions, which are our bespoke analyses tailored to specific business objectives. Our subscription contracts are typically two to five years in duration with annual price escalators tied to consumer price indicators. Our on-demand solutions present significant cross-sell opportunities, with approximately 76% of our Activation revenue coming from existing Intelligence clients in fiscal year 2024. Our revenues are well diversified, as our largest client represented less than 5% of total revenue in fiscal year 2024.

Our Transformation

In March 2021, an affiliate of Advent International, L.P., in partnership with James “Jim” Peck, the former Chief Executive Officer of TransUnion, acquired Nielsen Holdings’ “Connect” business (the “2021 Carve-Out Transaction”), and subsequently rebranded it as NIQ. While the Nielsen Connect business was attractively positioned in the consumer intelligence market with its leading data assets and attractive business model, it had been experiencing declining revenue and margins. Since the 2021 Carve-Out Transaction, we have undergone a significant business transformation, including making approximately $910 million of organic and inorganic investments, excluding the GfK Combination, to improve our business and capabilities and position the business for long-term shareholder value creation. Key areas of our business transformation have included:

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Enhanced Management and Personnel: We revamped our entire senior leadership team and appointed new leaders across over one-third of our top 200 executive positions. Our new senior leadership team brings a proven track record of driving value creation through transformation and growth initiatives, including Jim Peck as CEO, who led the transformations of TransUnion and LexisNexis Risk Management; Tracey Massey as COO, who has over 20 years of experience at Mars and overhauled our sales and go-to-market organization; Mohit Kapoor as CTO, who architected our technology transformation and held a similar role at TransUnion; Mike Burwell as CFO, who has over 30 years of finance and capital market experience and led our efforts to strengthen our finance processes and financial profile, including revenue growth, operational and capital efficiency, expanding margins, all while investing in innovation and future profitable growth; and Curtis Miller as CSO, who led our transformation and executed strategic initiatives to strengthen our product offering and market position.

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Established Technology Leadership: we invested approximately $400 million to transform our technology platform into a cloud-based scalable technology platform, with natively embedded AI capabilities and the ability to seamlessly process high volumes of disparate data while lowering our overall cost structure. Our “build once, deploy everywhere” approach allows us to deploy and scale new products and solutions across markets. As of December 31, 2024, we had migrated nearly all of our FMCG clients to our new platform and experienced significantly higher client satisfaction and

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consistently increasing usage, exemplified by more than 75,000 active users. Since 2021, we also invested more than $510 million in seven tuck-in acquisitions and a strategic investment to address strategic gaps in our legacy business’ coverage (such as eCommerce) and further enhance our analytics capabilities and retailer tools.

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Acquisition of GfK: In July 2023, we acquired GfK, a leading consumer intelligence provider in T&D measurement with a focus on international markets. The GfK Combination provided several strategic benefits including enhanced scale, expanded total addressable market by geography and increased category coverage, and significant cross-selling opportunities and cost synergies. It also represented an opportunity to implement the same business process improvements we have successfully executed at standalone NIQ since the 2021 Carve-Out Transaction, including, but not limited to: strengthening pricing and renewals, addressing strategic gaps, revitalizing technology innovation and enhancing the value-creative NIQ Ecosystem.

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Organic and Inorganic Investments to Enhance Strategic Capabilities: We invested organically to enhance our products, expand our core capabilities, improve key client offerings and grow our footprint within our current clients, fast-growing SMB and in adjacent verticals. We strengthened our Activation solutions for better performance, timeliness and integration with our core Intelligence offerings to facilitate cross-selling, leading to approximately 76% of our Activation revenue coming from existing Intelligence clients in fiscal year 2024.

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Built Leading eCommerce Capabilities: We established a leading position in global eCommerce and omnichannel coverage through strategic acquisitions and organic product enhancement. We believe that we experienced rapid adoption of our eCommerce solutions. Among our Intelligence clients, the clients who made a purchase of eCommerce solutions in the specific year increased from 9% in fiscal year 2021 to 19% in fiscal year 2024, driving 28% eCommerce revenue growth year over year while representing an attractive cross-sell opportunity in eCommerce to gain the more than 81% of clients that remain. These proprietary solutions enable us to provide The Full View of consumer shopping behavior, a critical point of differentiation to our clients.

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Optimized Go-To-Market Approach: We adopted a client-centric approach to sales operations and sales strategy. We established a centralized pricing function and standardized the contract renewal process to instill greater pricing discipline, focusing on multi-year contracts. We adopted a strategic approach to renewals, starting over a year before expiration, and created a new global team dedicated to enhancing retailer capabilities, among other initiatives. Our efforts have improved our net dollar retention rate from 94% in fiscal year 2020, prior to the 2021 Carve-Out Transaction, to 104% in fiscal year 2024 for our total Intelligence revenue.

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Operating Efficiency: We implemented a cost optimization program, the NIQ Cost Efficiency Program (“CEP”), which has resulted in significant annualized run-rate savings as of December 31, 2024, with additional synergies related to the GfK Combination. We enhanced our unit economics with our revamped technology platform and expansion of our data acquisition sources, leading to a significant reduction in our Cash Data Costs, from 22% of revenue in fiscal year 2021 to 16% of revenue in fiscal year 2024. We are also reducing costs by expanding our presence and talent in lower cost countries and enhancing our processes and operations, which resulted in lower overhead costs and increased operating leverage leading to increasing margins.

Our management team has led our transformation into a high-performing, innovative and nimble company, one that can both rapidly anticipate and meet our clients’ most critical business needs. From this foundation, we believe we are well-positioned to execute on our strategy of driving shareholder value through rapid innovation, consistent revenue growth, disciplined cost management, and increased profitability.

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Industry Background

The global consumer shopping landscape is vast, highly competitive and increasingly complex for brands, retailers, and other businesses which rely on consumer intelligence for data-driven decision making. This environment is ideal for our technological leadership and independent insights.

Global Consumer Spend is Large, Highly Competitive, Rapidly Changing and Increasingly Complex

Over 75,000 companies and retailers globally rely on the right market intelligence to make critical strategic and operational decisions as they compete amongst themselves and new entrants annually. Competing for approximately $58 trillion in annual, global consumer spend in 2023, these companies must navigate a crowded competitive landscape including newer, insurgent brands that account for only 2-3% of companies and nearly 20% of growth. The market is further complicated by macro factors such as inflation and global conflict as well as technology advances such as new digital channels and AI. Consumers deftly navigate this landscape, 24% of whom shop at different grocery stores compared to a year ago, and 11% have made purchases via social media, particularly younger demographics and consumers in emerging markets. The NIQ Ecosystem is purpose-built to help clients large and small compete and win on a global scale. Our scalable AI-powered technology platform combined with our deep domain expertise distills the complex global consumer shopping landscape, providing clients a comprehensive source of truth of consumer shopping behavior – The Full View – to enable data-driven business decisions.

Consumer Shopping is Omnichannel

The continued growth of eCommerce and digital channels is transforming the brand and retail landscape, with industry estimates suggesting that more than 22% of all retail purchases will occur online as early as 2026, driven by convenience, variety and competitive pricing. Omnichannel shopping, which is a consumer who seamlessly interacts with a brand across multiple channels, such as online, in-store, and mobile, accelerated during the COVID pandemic, such that 86% of FMCG sales for the last three years were done by omnichannel shoppers. To understand this emerging and exploding trend, companies are looking for real-time access to granular levels of data and insights to develop a comprehensive view of consumer behavior, assess growth opportunities more quickly and precisely, and predict purchasing behavior. The Full View, the comprehensive coverage of online and offline consumer shopping behavior provides clients a holistic cross-channel read of the market, enabling them to address their critical strategic and operational needs and optimize their growth strategies across all channels.

Consumer Preferences Are Demanding More Personalized Experiences

Personalized shopping experiences are becoming increasingly important to consumers, 80% of whom desire personalized experiences, and 78% are more likely to make repurchases after receiving personalized communications. This demand and benefit leads to a proliferation of sales channels, products items and stock-keeping units (“SKUs”) and features, leading to an exponential increase in data related to products and consumer shopping. NIQ is well-positioned to help our clients navigate the “signal” from the “noise” amongst this rapid data proliferation. Our AI-powered models connect insights from decades of data, including millions of product attributes, which can be analyzed and segmented by category, market, single item and consumer profiles. Our coded product information enables us to provide our clients a granular view of consumer shopping behavior, preferences and predictive analytics to craft highly customized, personalized experiences for consumers, including creative solutions for targeted advertising. Leveraging a long history of proprietary knowledge and advanced AI and machine learning techniques, our platform “enriches” the data it ingests, thereby creating valuable metadata that is integrated into The NIQ Ecosystem to power our granular analytics and insights for clients.

Brands, Retailers and Other Companies Lack Resources or Ability to Leverage AI

Consumer brands and retailers are increasingly recognizing the potential of AI to enhance operational efficiency, elevate consumer experiences and drive growth, but significant barriers to adoption exist. According to a KPMG

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report published in 2020, only 43% of retail employees felt prepared for AI adoption, and just 52% of companies offered any AI training. Additionally, according to this study, many businesses had concerns over data security and privacy, with 70% of retailers citing these as major issues, which may further hinder AI implementation. Despite the clear benefits of AI implementation, the lack of adequate technology and AI talent remains a critical challenge, highlighting the need for brands and retailers to outsource to partners skilled in AI technologies. We combine human intelligence with extensive AI capabilities and support, enabling brands and retailers to overcome adoption barriers and leverage AIs potential. In the current AI landscape, it is crucial for clients to have confidence in the data governance and stewardship practices of their intelligence providers, ensuring that their information is managed with integrity.

Our Market Opportunity

We view our TAM through our leading positions as a provider of Intelligence solutions in the Consumer Measurement market and Activation solutions in the Consumer Analytics market, which in 2024 is estimated at $57 billion based on a bottom-up analysis of more than 75,000 global companies. In the consumer intelligence market, we believe our clients are under immense pressure to understand and adapt to rapidly changing global consumer shopping behavior that is increasingly omnichannel and more complex. We also believe this has given rise to strong and increasing global client demand for neutral, independent third-party measurement and analytics that we provide.

Market Opportunity: Intelligence (Consumer Measurement)

We estimate the Consumer Measurement TAM was $18 billion in 2024, with $9 billion of that attributable to FMCG, $4 billion to T&D, and $5 billion to Adjacent Verticals. Consumer Measurement involves the AI-driven collection and analysis of data to understand company and brand performance, primarily through point-of-sale, eCommerce measurement and consumer panel data. Our omnichannel measurement, consumer behavior and insights and retailer solutions are part of this market. We have expanded the size and growth of our TAM by entering new channels, such as eCommerce, new verticals, markets, and categories. In 2023, we did so by acquiring a leading consumer intelligence player in T&D measurement, GfK, enabling us to apply our technology and advanced techniques to new end markets. We estimate that our consumer measurement TAM has $10 billion of whitespace which we believe we are well positioned to capture. The continued growth of eCommerce provides a growth tailwind for our granular and omnichannel data and analytics as clients seek to understand consumer behavior and make strategic and operating decisions across multiple sales channels. Moreover, penetration rates were approximately 20% in 2024 for large companies with annual revenue of more than $1 billion in end markets such as financial services, government, media and advertising and below 10% for smaller companies. Our comprehensive solution suite and flexible technology platform enhance our ability to serve clients of all sizes across various end markets.

Market Opportunity: Activation (Consumer Analytics)

We estimate the Consumer Analytics TAM was $39 billion in 2024, with $19 billion of that attributable to FMCG, $7 billion to T&D, and $13 billion to Adjacent Verticals. Consumer Analytics comprises a diverse range of tools and solutions that utilize advanced techniques—including data mining, statistical analysis, predictive modeling, bespoke AI-generated analytics and insights on consumer behavior and target audiences—to drive strategic and operational decision-making. We estimate that this market has $20 billion whitespace and we believe it provides us significant whitespace to cross-sell and upsell our Activation solutions and penetrate new markets. In this market, our AI-powered technology platform and applications enhance our competitive advantage. Moreover, we believe our differentiated innovation, brand and media and analytics offerings will enable us to increase share of growing analytics expenditures from both existing and new clients, particularly for advanced, customized, and AI-driven analytics. An example of our continued innovation and AI investment is our BASES AI Screener, which is a generative AI-based proprietary tool that leverages artificial personas to mimic human responses. This product, covering more than 35 categories in the United States, UK and Germany, enables more expansive concept testing and reduces project timelines from weeks to minutes. Further, we believe

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that the complementary nature of our measurement-based Intelligence and analytics-focused Activation solutions will enable continued growth in the dynamic and rapidly evolving analytics market.

Our NIQ Ecosystem

Since the 2021 Carve-Out Transaction, we have undergone a significant transformation, including approximately $910 million of organic and inorganic investments, excluding the Gfk Combination, to further enhance The NIQ Ecosystem. Our Ecosystem is purpose-built for seamless, comprehensive client value creation We believe it is deeply embedded into our clients’ ecosystems and workflows, driving their pricing, advertising, supply chain, promotion, compensation decisions and other mission-critical functions by:

•	combining AI with human intelligence to generate granular reference data, standardizing it across channels, categories and countries;

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delivering differentiated solutions from data collection to client value creation through analytics capabilities, leveraging a large global scale and modern technology solutions that can process, validate and enrich vast amounts of data daily to deliver real-time insights;

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enabling our modular software to serve as clients’ authoritative source for on-demand access to a global, omnichannel view of consumer shopping behavior – The Full View and provides actionable insights into market share, category developments, and consumer preferences; and

•	facilitating the seamless rollout of new solutions simultaneously to all regions globally.

NIQ Intelligence, NIQ Your Way and The Full View are the key strategic pillars of our Ecosystem and describe our approach to delivering client value. The scale, depth and breadth of our data (NIQ Intelligence) is the foundation of our technology platform that delivers on-demand insights and analytics based on clients’ needs (NIQ Your Way), providing clients with a holistic and comprehensive view of consumer shopping behavior (The Full View). These strategic pillars inform the way we build our solutions that we then categorize under Intelligence and Activation product groupings.

NIQ Intelligence: Our Powerful Data Assets and Capabilities

Data is the foundation that powers our Ecosystem. Our commitment to data stewardship spans our entire ecosystem ensuring effective governance and protection and, ultimately, the ability to capture value across the data assets entrusted to us.

Our data engine, Connect, drives comprehensive consumer intelligence for our clients across channels and geographies. We capture global consumer shopping data across a myriad of sources including retailer point-of-sale, consumer panels, eCommerce channels and emerging channels such as social commerce to provide

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a differentiated omnichannel view. Our team of more than 1,300 data scientists employs proprietary enrichment capabilities utilizing AI and machine learning techniques to standardize, code and categorize raw and unstructured data, creating valuable metadata that informs our on-demand solutions. This “enrichment” process adds features and categories to each coded item: for example, for a carbonated beverage product item, we codify brand, flavor, like zero-sugar, form factor, bottle or can, size, whether part of a package, and if so, which package size, and other features. Our more than 27,000 AI proprietary models guided by our human intelligence with deep domain expertise help automate this “enrichment” process efficiently and accurately.

Our Global Data Sources

We estimate we cover $7.2 trillion of global consumer spend as of December 31, 2024, spanning across over 90 countries, more than half the world’s GDP and approximately 85% of the world’s population. We believe our databases are some of the largest, most accurate, and most complete databases in the markets we serve. This includes a catalog of approximately over nine billion product attributes, averaging over 40 attributes per product, including color, size, density, and packaging and beyond, for each SKU sold. Our proprietary data assets allow us to provide our clients with a comprehensive set of consumer intelligence data and decision support analytics. We obtain data on online and offline consumer shopping behavior from diverse sources across categories such as grocery, drug, convenience, electronic, department stores, pet, beauty, beverage and alcohol, as well as across channels including eCommerce, social commerce and quick commerce, including:

•	point-of-sale data from over 3,600 retailers in over 90 countries, often serving as a preferred global data partner;

•	proprietary consumer panels with more than 5.5 million consumers across over 50 countries;

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exclusive data partnerships, including with Fetch Rewards, from whom we received more than three billion receipts on an annual basis, up from 103 million total receipts in 2021, from over 12 million consumers;

•	direct partnerships with, and alternative data reads sourced from, the largest eCommerce platforms; and

•	small and local businesses via over 12,000 field auditors across 80 countries.

We source several core datasets from our retail partners, many of which are unique and difficult to replicate. We have established strong relationships with retail partners spanning decades. Retail partners entrust us with their highly valuable data assets due to our long-standing industry leadership, metadata, and proven commitment to data governance and stewardship. Our AI-powered offerings create a symbiotic relationship with clients, continuously adding, refreshing and refining our data assets. Moreover, our reference data and analysis provide unique insights that clients cannot generate independently, offering a comprehensive market view and detailed, store-level reads. We believe that this capability, combined with our strong industry relationships and significant investments enhance our competitive advantage. We believe we are one of the two preferred data partners for retailers, and the only data partner with global reach and a holistic view of consumer shopping behavior.

Through strategic acquisitions and organic investments since 2021, we have expanded our data sources well beyond traditional point-of-sale. This includes collecting e-receipts in more than 23 countries, direct online digital shelf measurement in more than 50 countries, and through our panelists and other digital tools, clients’ sales and market share data for critical high growth channels such as direct-to-consumer (“DTC”) platforms, social media platforms, digital marketplaces like Temu and Shein, and thousands of online retailers. We believe we have a distinct scale and highly sophisticated underlying technologies for passive data collection from online and eCommerce sources, offering a differentiated capability to gain direct insights into the consumer experience online or in-app during purchases, encompassing data on products, media, images, descriptions, rankings, pricing and promotions reviews.

Our strategic investments have generated significant benefits in data collection and enrichment scale and capabilities, while reducing our Cash Data Costs as a percentage of revenue from 22% in fiscal year 2021 to

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16% in fiscal year 2024. We believe our vast datasets allow us to offer distinct scope, granularity and detail, and differentiated insights that inform clients’ mission-critical strategic and operating decisions.

Data Scale, Breadth and Depth

Our data engine, Connect, ingests, cleans, processes and categorizes vast amounts of structured and unstructured consumer purchasing data. Leveraging a long history of proprietary knowledge and advanced AI and machine learning techniques, our platform “enriches” the data it ingests, creating valuable metadata that is integrated into The NIQ Ecosystem to power our granular analytics and insights for clients. We processed an estimated 3.1 trillion data records per week in December 2024, with an estimated annual total of 122 trillion data records in 2024. By comparison, payment companies including American Express, Visa and MasterCard processed approximately 687 billion consumer shopping transactions combined in 2023. The amount of data we can deliver to our clients is rapidly scaling. In 2024, we delivered more than 100 million data pulls covering nearly 116 trillion data points, which is up from 62 trillion data points in 2023. As of December 31, 2024, our data catalog included over 220 million unique product items with over nine billion attributes that describe the items in more detail. Our data catalog is rapidly expanding, adding an average of over 40 million items annually and approximately two million product attributes daily since 2022.

With more than 100 years of industry leadership and expertise, we are positioned to leverage AI, enhancing the relevancy and accuracy of our AI models. Our ability to convert vast amounts of raw, unstructured data into granular, proprietary metadata enhances data depth, which further differentiates our ability to provide relevant and actionable insights for clients.

Integration of Human Intelligence and AI

Our ability to harmonize data across time dimensions and markets to provide intelligent solutions for clients is a core part of our differentiated offering. We combine human intelligence with our extensive AI capabilities and our ever-growing datasets to identify growth opportunities for our clients. We have a global presence and a single platform that integrates retail omnichannel measurement, consumer panel and other data sources with deep domain expertise.

Our team includes more than 1,300 data scientists, nearly 2,000 engineers and researchers and approximately 2,500 analytics experts and other industry experts with significant experience in consumer-centric verticals. This team’s expertise, along with our relationships with leading companies, provides us with a comprehensive understanding of business trends and insights for our clients, allowing us to build new and innovative solutions that cater our client’s specific requirements. Our analysts and data scientists are embedded within our clients’ organizations offering subject matter expertise that enhances client engagement and loyalty.

NIQ Your Way: Our Unparalleled Technology Platform

Our AI-powered technology platform is designed to leverage our scalable back-end data engine, Connect, to deliver valuable global insights by seamlessly progressing from data collection and processing to intuitive insight presentation in the unified and flexible user interface of our software applications. Our AI experience and our vast training datasets, as well as our combination of human intelligence and AI, enhances every aspect of our operations from data ingestion to insights delivery to provide unique value to our clients. Our global, unified AI-powered technology platform enhances growth with the ability to rapidly and efficiently roll out new products across all markets, enabling us to deliver innovative solutions and meet the evolving demands of our clients.

We deliver a real-time and actionable full view to our clients through our cloud-based, AI-driven Discover software platform. Discover allows our clients to measure online and offline consumer shopping behavior across

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channels and countries on a single platform, analyze the data with comprehensive self-serve analytics and utilize AI functionality for on-demand analytics capabilities. By combining AI and human intelligence, we standardize and structure the data across our platform, harmonizing it across channels, categories and countries, offering competitive insights, critical visibility into trends and growth drivers, and shifts in consumer preferences. This enables granular analyses and informs strategic and operational decisions around product development, pricing strategy, marketing and personalization to drive sales. Our platform’s intuitive user experience empowers our clients to make swift decisions while our scalable infrastructure enables rapid and efficient deployment of new capabilities simultaneously across all regions. Additionally, our leading AI capabilities enhance operational efficiencies, create new use cases, unlock faster insights and enhance data accuracy.

Scalable Technology Platform

In early 2024, we completed an investment of approximately $400 million to create an industry-leading AI-powered platform. Our “build once, deploy everywhere” approach led to a unified data lake, powered by Connect, for continuous analytics and accelerated product development. As of December 31, 2024, we had migrated nearly all our FMCG clients into this unified, cloud-based platform built on modern architecture to power our growth strategy at enhanced profitability. We have received positive feedback on our new platform highlighted by an increase in our Net Promotor Score (“NPS”) customer metric from 13 in 2019 to 29 in 2023, and was most recently 38 in 2024. The number of users of our platform has seen a significant rise, with unique user logins growing from 332,000 in 2023 to 758,000 in 2024. Similarly, the number of data queries surged from 34 million to 104 million during the same period. Our platform also allows us to continue to invest efficiently and profitably to consistently deliver new and innovative solutions that address the evolving needs of our clients. Our technology platform is designed for scalability, return on investment and capital efficiency due to the following key attributes:

•	Scalable: expands our datasets and solutions alongside our clients and develop new capabilities more rapidly;

•	Integrated: enables a seamless user experience encompassing access to all of our data and insights through a streamlined user interface;

•	Flexible: delivers customizable, on-demand analytics and insights on a global basis that are highly relevant for a wide variety of use cases and situations;

•	Efficient: lowers our cost to serve clients and release new capabilities across all regions, simultaneously through our “build once, deploy everywhere” model; and

•	Powerful: embeds AI models and seamless new product development resulting in faster time to market.

Our unified, cloud-based platform supports our software and AI applications that our clients use to drive their strategic and operational decisions: these applications were continuously utilized by more than 75,000 active users as of January 2025 and our clients generated more than 100 million reports in 2024 using our software applications. Our platform puts our clients in control, delivering a modern, intuitive user experience with build-it-yourself capabilities and visualization tools tailored to what is most relevant to them.

Powerful Software Applications

Our Discover software platform offers on-demand access to The Full View, a global, omnichannel view of consumer shopping behavior which is used by most of our clients. This software platform delivers our data intelligence through intuitive and flexible tools our clients use to support their mission-critical strategic and operational decision-making. Our generative AI feature, Ask Arthur, embedded in the platform, provides on-demand access to our data and insights, enabling quick onboarding and training of new analysts and informed business decisions to drive revenue and profit.

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Discover, and our other software applications, gfknewron and Activate, are designed to meet the needs of brands, retailers and other companies:

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Brands: As of December 31, 2024, more than 97% of our FMCG clients used our platform as their primary system-of-record for market analysis, as it integrates retail omnichannel measurement, consumer panel, eCommerce and other data sources. For example, a beverage manufacturer uses our platform to understand sales performance and identify whitespace across online and offline channels to drive its omnichannel sales strategy and growth.

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Retailers: Our retailer clients utilize our platform to manage inventory and supplier relationships, and generate insights from measurement, panel, and eCommerce views, enhancing operational efficiency and strategic planning. For example, a U.S.-based retailer uses our platform to manage their supply chain and collaborate with brands to assure on-shelf availability and maximize promotion effectiveness.

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Other Companies: Our data provides several unique use cases to the various other companies we cover such as financial services, packaging, and beauty, including understanding of consumer trends for financial investors, extended producer responsibility reporting for logistics companies, and insights into evolving beauty habits for makeup companies.

AI-Powered Applications

Our AI experience and our vast training datasets, as well as our combination of human intelligence and AI, enhances every aspect of our operations from data ingestion and enrichment to our delivery of differentiated insights that power clients’ strategic and operational decision-making. Our global, unified AI-powered technology platform enhances growth with the ability to roll out new products rapidly and efficiently across all markets, enabling us to deliver innovative solutions and meet the evolving demands of our clients.

We leverage data from nearly 27,000 AI models daily, which have enriched 177 million items in 2024 and we have partnered with multiple technology leaders such as Microsoft, Google, Snowflake and Intel to further expand our AI capabilities. All of our client offerings leverage data and models that are built on our AI capabilities. In Intelligence, our software embeds our generative AI solution, Ask Arthur, which enables users to enhance data discoverability, onboard and train new analysts, and make informed business decisions. This reduces the need for client support, client reports and custom databases, empowering self-service, quicker access to analytics and improved reporting capabilities. In Activation, our proprietary AI tools, like BASES AI Screener, use generative AI to predict consumer receptiveness to new products, messaging and concepts, reducing project timelines, for example for product concept testing, from weeks to minutes.

From an operational perspective, we have created AI-powered insight summaries that reduce the need for manual data enrichment, saving time and effort for both our clients and our company. Our AI models power automation in our data enrichment and matching processes, enhancing data depth, breadth, accuracy, and relevance. For example, when a new item such as a carbonated beverage is identified from point-of-sale data, our AI models can auto-code details like brand, flavor, size and packaging. Over the last several years, AI has helped to greatly strengthen our auto-coding, as 88% of items were auto-coded in 2024 compared to 72% in 2020. AI enhances our data accuracy by efficiently matching retailer sales data to products in our databases with speed and precision, unlike slower, error-prone, manual matching. Our platform rigorously trains and tests predictive models, allowing us to process larger data volumes efficiently and cost-effectively. For example, AI automation has already enabled us to reduce the number of manual reports generated for clients by 85% since 2023.

Looking forward, we believe further integrating AI into our Ecosystem will add significant value for all of our stakeholders and we are well-positioned to do this given our extensive global data advantage. Our clients will benefit from faster NIQ innovation and new features that predict product success, drive revenue, and reduce operating costs. Within our operations, we believe AI will further enhance our global reach, streamline data collection across channels, reduce costs, and greatly improve operational efficiency.

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NIQ Full View: The Most Comprehensive View of Consumer Shopping Behavior

We deliver our clients The Full View, which we believe is the most comprehensive understanding of consumer shopping behavior currently available in the marketplace. The Full View synthesizes together our retail omnichannel measurement, consumer panel insights, eCommerce intelligence, as well as multi-country perspectives. As a result, clients gain a comprehensive insight from one “source of truth,” a unified system of intelligence for what consumers buy, think and feel and who buys, why, where and how. These insights enable clients to make better decisions, identify growth opportunities and innovate. The Full View is delivered through our integrated platform and software applications and is an integral part of our clients’ workflows and decision-making processes by enabling them to answer critical strategic and operational questions, including:

•	What are consumers buying and why?

•	Are my products gaining/losing market share and why?

•	How am I performing against my competitors?

•	Why are consumers switching channels, retailers, and products?

•	Why am I winning/losing in sales value and volume?

•	How effective is my price and promotion?

•	Who is driving category growth and why?

•	How is my innovation performing?

•	How does performance differ by geography and demographics?

Our Solutions

Our solutions align to two product groupings: (1) Intelligence and (2) Activation. Intelligence and Activation offerings are highly complementary in addressing our clients’ needs, enabling cross-selling activity and growth opportunities between these groupings.

Intelligence

In fiscal year 2024, approximately 80% of our revenue was generated from our Intelligence solutions. These offerings comprised omnichannel measurement, consumer behavior and insights, and retailer solutions, which are utilized by both consumer brands and retailer clients. These solutions enable clients to measure their market share of consumer purchases across channels, helping them understand the “what,” “where,” “who” and “how much” – as in, what the consumer bought, who the consumer is, where they shopped, and how much they bought. Intelligence solutions are typically priced based on data volume over a given period or based on the number of seat licenses for access to our software and are primarily sold through annual or multi-year contracts that are typically two to five years in duration. Deeply integrated in client workflows, Intelligence solutions generate mostly revenue that is recurring in nature with attractive wallet expansion opportunity as highlighted by the total Intelligence net dollar retention rate of 104% in fiscal year 2024. In fiscal year 2024, approximately 84% of our Intelligence revenue came from multi-year or annual subscriptions, which had a net dollar retention rate of 106%. These contracts contain built-in, annual, price and product enhancement escalators. Contract value also varies with the number of countries and modules, such as the number of eCommerce or omnichannel reads that the client elects to purchase.

Activation

In fiscal year 2024, approximately 20% of our revenue was generated from our Activation solutions and are comprised of innovation, brand and media, and analytics products. These solutions include custom analyses designed to help clients ascertain “why” consumers made a certain purchase, guide them on “what to do next,” and

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“who to target” around product introduction and innovation, pricing, promotion strategy and other drivers of growth. Our highly granular, unified data and technology platform enables stronger Activation products and more refined targeting of consumers. For example, better insights into target demographics can lead to more effective ad campaigns and higher return on investment on marketing spend. We build these solutions for consistent, ongoing client use, creating a stream of highly reoccurring revenue. This suite of solutions counterbalances during economic downturns, as clients use these analytics to optimize pricing, inventory, and assortment planning. In 2024, approximately 79% of our Activation revenue was highly reoccurring revenue, meaning revenue from either annual, multi-year contracts or from a client purchasing the same solution in the same country each year for the past three years. Activation solutions also present significant cross-selling opportunities, as approximately 76% of Activation revenue originated from existing Intelligence clients in fiscal year 2024. As of December 31, 2024, nearly 39% of our large and mid-sized Intelligence clients, consistently purchased Activation solutions, which represents an attractive opportunity to increase the cross-sell penetration. Activation revenue grows when clients require bespoke analysis tailored to specific business objectives and our strategy is focused on further increasing client adoption of Activation solutions that generate highly reoccurring revenue.

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Within our Intelligence and Activation solutions we offer a comprehensive suite of products that we deliver through our unified software platform. These products are used by a variety of personae and address multiple mission-critical use cases spanning our clients’ enterprise. Below is an overview of our offerings, including key use cases and client personaes:

OFFERING	USE CASE	MAIN USERS	EXAMPLE PRODUCTS	DESCRIPTION
INTELLIGENCE

OMNICHANNEL MEASUREMENT	Measure sales, market share and competitive performance across all channels	C-Suite Executives, Board Members, Sales, Marketing and Category Management Leaders	Retail Measurement	Understand sales performance and changes across universal product codes, categories, brands and competitors

			Omnisales	Deduplicated, harmonized measurement of sales and share performance across all in-store and online channels

			eCommerce Measurement	Measure competitive performance and market opportunity online

CONSUMER BEHAVIOR & INSIGHTS	Follow shopper purchases, drivers and triggers across online and in-store channels	Sales, Brand, Marketing and Category Management Leaders	Consumer Panels – Homescan and Omnishopper	Comprehensive and granular insights into shopper behavior, demographics, brand penetration, shifting and leakage across online and in-store

			gfknewron Consumer	Consumer knowledge analysis and survey insights calibrated to T&D market data

RETAILER SOLUTIONS	Optimize pricing and assortment decisions through collaboration between retailers and manufacturers on insights, analytics, supply chain and media	C-Suite Executives, Board Members, Sales, Merchandisers, Supply Chain and Operations Leaders	Retail Activate	Collaboration platform for manufacturers and retailers to drive value creation for the specific retailers’ shoppers, including base data sharing and advanced analytics

			Supply Chain	Maximize revenue, manage supply and reduce out of stock risks with integrated supply chain reporting

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OFFERING	USE CASE	MAIN USERS	EXAMPLE PRODUCTS	DESCRIPTION

ACTIVATION

INNOVATION	Test and validate new concepts and drive new product innovation	Research and Development and Category Management Leaders	BASES Quick Predict	Predict the potential of new concepts using proprietary models and optimize for maximized consumer potential

			BASES AI Screener	Generative AI that creates synthetic consumer respondents and enables predicting consumer receptiveness quickly and accurately

			BASES Creative Product AI	Create, optimize, improve or benchmark real products and prototypes in an AI environment

BRAND & MEDIA	Measure brand strength, assess media and ad effectiveness, improve audience targeting and personalization	Brand, Marketing, Advertising and Sales Leaders	Marketing Mix Modeling	Measure the effectiveness of marketing activities against business performance to guide future investments

			Activate Retail Media Intelligence	Plan and execute campaigns, and measure return on advertising spend in real-time for a clear view of what is resonating with customers

			Brand Architect	Develop successful brand strategies that connect with your consumers, increase your brand strength, and deliver remarkable brand experiences

ANALYTICS	Identify the right products, content, places, promotions and next best actions to execute	Category Management Leaders, Sales, Marketing, Revenue Growth Management and Supply Chain Leaders	Shelf Architect	End-to-end assortment and merchandising suite
			Retail Price Optimization	Simplify and execute effective pricing strategies with an intuitive rules cockpit that helps automate the pricing process
			Digital Shelf	Location-based eCommerce analytics to assure product availability, optimize distribution and improve search results

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Our Competitive Strengths

We believe the following capabilities form our core strengths and provide us with competitive advantages:

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Global Coverage: For more than 100 years, we have advanced the practice of data and analytics to provide our clients with a better understanding of consumers. As a leading global consumer intelligence company, we offer data and insights in over 90 countries, covering approximately 85% of the world’s population, more than half the world’s GDP and more than $7.2 trillion in global consumer spend as of December 31, 2024, providing our clients with insights across diverse markets. We believe our extensive reach creates significant differentiation and would be difficult and costly to replicate. We also believe our clients highly value the ability to gain insights into global consumer trends across markets through a single provider, positioning us as a valuable partner.

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Data Scale, Breadth and Depth: The scale, breadth and depth of our datasets are critical to generating differentiated, mission-critical insights for clients, covering The Full View of omnichannel consumer shopping behavior.

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We manage more than approximately 100 petabytes of data and maintain proprietary databases with over nine billion product attributes, averaging over 40 attributes per product, including color, size, density, and packaging and beyond, for each SKU sold and over 220 million unique product items managed in omnichannel and eCommerce retail, which we believe is one of the largest of its kind.

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In addition to data from over 3,600 retailers, we operate one of the largest global consumer panels, with more than 5.5 million panelists across over 50 countries. We collect data from leading eCommerce retailers and valuable first-party data directly from high-growth channels such as direct-to-consumer brands, social and quick commerce, and emerging eCommerce platforms, including through our exclusive data partnership with Fetch Rewards. We also deploy more than 12,000 field auditors across 80 countries to collect data from small and local businesses in less densely populated regions, where digital data collection is often challenging.

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Datasets encompass more than 100 years of consumer shopping data, offering a distinct perspective on evolving consumer behavior and market trends. These extensive longitudinal datasets also enable us to build, train and test more relevant and accurate AI models to enhance data capture and insights for clients.

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Unified, Global, Single “Source of Truth”: We synthesize and integrate retail omnichannel measurement, consumer panel data, eCommerce and other sources within our Ecosystem, offering clients The Full View of consumer shopping behavior. This enables our clients to connect the “what” and “where” with the “who” and “why” of the consumer shopping journey, as in what the consumer bought, where they bought it, who the consumer is, and why they bought. By incorporating data from both online and offline shopping and directly reading consumer perspectives, we can validate our insights, enhancing its accuracy and reliability. The ability to access a holistic view of consumer shopping behavior on a single platform across markets serves as key differentiator for our clients.

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Long-Standing Relationships with Retailers: Our strong, long-standing relationships with over 3,600 retailers in over 90 countries are a key differentiator, allowing us to source unique and proprietary datasets that are difficult for others to replicate. These partnerships, built on mutual trust and our commitment to data governance, enable us to provide comprehensive consumer intelligence and decision support analytics. As one of retailers preferred global data partners, our collaboration with them enhances our competitive advantage and offers clients a holistic view of consumer shopping behavior worldwide.

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Leading, Global, eCommerce Capabilities: Our proprietary eCommerce data collection allows for in-depth coverage of eCommerce and emerging sales channels, which is a key differentiator and integral component of The Full View. We ingest data from leading eCommerce retailers, which allows us to provide a holistic omnichannel read of online and offline consumer purchasing behavior. Our

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leading eCommerce capabilities have led to meaningful new client wins and increased business from our existing clients. Among our Intelligence clients, the clients who made a purchase of eCommerce solutions in the specific year increased from 9% in fiscal year 2021 to 19% in fiscal year 2024, driving 28% eCommerce revenue growth year over year while representing an attractive cross-sell opportunity in eCommerce to gain the more than 81% of clients that remain.

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Cloud-Based, AI-Powered Technology Platform: Our AI-enabled platform delivers actionable insights empowering our clients to make informed and efficient decisions. By integrating data from multiple sources, our platform offers exceptional granularity and detail, enabling us to provide The Full View of consumer shopping behavior both online and offline. The scalability and flexibility of our technology platform allow our clients to produce relevant analyses in real time, while enabling us to seamlessly design, build, launch and roll out new products and features to our clients globally. This also drives our value creation flywheel, continuously growing data and insights, expanding client usage, attracting more data sharing and driving more innovation for brands, retailers and other clients ultimately improving outcomes for consumers.

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Proven, Experienced Management Team and Talented, Global Workforce: Led by CEO Jim Peck, our executive team has more than 150 years of combined industry experience leading data-centric technology companies. Mr. Peck and other members of our executive team successfully executed our large-scale transformation plan and have worked to position us for durable and profitable growth since the 2021 Carve-Out Transaction. Our skilled management team and highly talented workforce with deep domain expertise are valuable assets that deliver the value of The NIQ Ecosystem to clients and our other stakeholders.

Our Growth Opportunities

Our multi-faceted growth strategy leverages our brand, strong client relationships, and competitive advantages as a leading provider of consumer intelligence to capture attractive future opportunities. Our key growth opportunities and strategies include:

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Innovate, Launch and Expand New Products: We aim to expand existing client relationships by delivering innovative products and solutions that meet clients’ evolving needs. Our solutions are scalable across clients, verticals and geographies, and our continued investment in AI-powered technology enables us to develop new capabilities, enhance our existing offerings and expand client share of wallet. Enhanced cross-selling opportunities allow us to capture more of our clients’ data and analytics spend, increasing the average number of solutions used by our clients. Recent examples of our new product innovation include eCommerce Measurement, Omnishopper, Digital Shelf, Revenue Optimizer and Retail Activate, among others. Of our top clients measured by revenue contribution, 93% have adopted at least one of these new capabilities, purchasing two new products on average, and we estimate these capabilities contributed approximately two percentage points of revenue growth in fiscal 2024. We are focused on expanding our eCommerce solutions to new and existing clients and recent efforts increased eCommerce penetration of our 100 largest clients by revenue in the United States and Europe by 34% from fiscal year 2021 to 2024, resulting in a 40% increase in eCommerce revenue from those clients during the same period.

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Increase our Subscription Revenue Base: We believe our global footprint, innovation focus, enhanced and expanded data coverage and AI-powered technology platform support our ability to maintain high renewal rates and increase Intelligence Subscription contract value through up-selling of additional solutions, modules, reads and regions. Our dedicated on-site client success teams work closely with clients, enhancing retention and satisfaction through our strong value proposition. In 2024, our client success teams generated approximately 5,900 sales-ready leads, which we estimate resulted in $78.6 million of additional revenue. We also proactively engage clients in renewal discussions well in advance, focusing on solution quality and effectiveness, and we also deliver value-added product enhancements to support price increases. Our renewal strategy has enabled us to renew all 68 of our

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largest clients by revenue that have come up for renewal since the 2021 Carve-Out Transaction, and has led to Intelligence Subscription net dollar retention of 106% and Intelligence total net dollar retention of 104% as of December 31, 2024.

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Extend Retailer Relationships: We have invested significantly to bring new capabilities for retailer clients and believe our comprehensive and granular insights position us for increased retailer collaboration and growth. For example, our acquisition of ciValue added a unique retail media platform for audience creation and measurement. We launched our new Activate platform, our software solution designed for retailer clients, to enable mutual and profitable growth between retailers and suppliers. These initiatives have led to strengthening relationships over the past several years, including with Walmart and Whole Foods. Retailers represent a significant potential growth accelerator as our solutions provide integrated data across a broader set of use cases needed to succeed in an omnichannel environment.

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Increase SMB Client Base and Penetrate International Markets: Through our commitment to innovation and investment, we have positioned our business for long-term growth with SMB clients and within international markets. For example, the GfK Combination significantly expanded our capabilities and international presence and allowed us to apply our advanced analytics to new verticals and categories. We also see significant opportunities to add and expand relationships with SMB clients, an addressable market we estimate to be worth approximately $31 billion across 71,000 businesses. Our flexible technology platform allows us to tailor solutions to address SMB clients’ specific needs. We also see significant opportunities to broaden and deepen our footprint in developing markets, including Latin America and Asia Pacific. eCommerce penetration in these markets is growing rapidly and faster than it is in developed markets, and our global coverage enables our growth alongside our existing global clients as well as through new client acquisition.

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Expand within New Verticals: We are committed to broadening our presence by increasing coverage across channels with enhanced data coverage. Within FMCG, we continue to expand across the pet, beauty, tobacco and beverage and alcohol industries. We believe we can capture white space in adjacent sectors such as financial services, government, and media and advertising, which have large TAM that we estimate to be $4 billion, $2 billion, and $11 billion, respectively. In fiscal year 2024, revenue from these adjacent and high growth verticals grew 16% and contributed one percentage point of our revenue growth. Within media and advertising specifically, our granular data and insights allow advertisers to target advertisements with high precision and measure the impact of, and returns on, their advertising spend. We also believe we have the opportunity for expansion into other areas, including healthcare, logistics, and FMCG distributors.

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Leverage Strategic M&A: Our strategic acquisitions, including the GfK Combination, seven tuck-in acquisitions and a strategic investment (Fetch) since the 2021 Carve-Out Transaction, have supported our growth momentum. We intend to selectively pursue strategic acquisitions to complement our solutions and datasets, provide access to new markets or categories, enhance our technology and analytics capabilities and strengthen our competitive positioning. We believe this will enable us to increase value for our global client base, drive further innovation and cross-sell activity, and enhance our long-term growth potential.

Our Attractive Business Model

We believe our leading market position, global footprint, neutrality, credibility, scope, quality and depth of our data, and robust data governance and stewardship, cloud-based, AI-powered technology platform will continue to contribute to our long-term growth and strong operating margins. We believe that our embedded, often on-site relationships with our clients position us to recognize future trends first-hand and innovate to proactively address the evolving needs of our clients. We have a highly efficient and attractive business model characterized by the following attributes:

•	Mission-Critical Solutions Delivering Significant Value to Our Clients: Our solutions empower clients to make informed decisions that drive multi-billion-dollar revenue and expense budgets and provide

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critical support at a fraction of the value at stake. By leveraging our data-driven insights and advanced analytics, our clients can optimize their strategies and operations and maximize returns, regardless of market conditions. In both expansionary and challenging times, our tools offer the agility and precision needed to navigate complex and evolving consumer shopping preferences.

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Recurring and Diversified Revenue Base: We have a strong financial foundation underpinned by long-term enterprise client relationships, predictable growth and expanded margins. Our revenue model is predominantly subscription-based, and all of our Intelligence revenue, which represented approximately 80% of our total revenue for fiscal year 2024, was recurring in nature. Additionally, approximately 80% of our Activation revenue, which represented approximately 20% of our total revenue for fiscal year 2024, was highly reoccurring revenue. This provides us with strong visibility in our financial performance, allowing us to invest strategically in innovation and growth, and generate margin expansion across our approximately 80% fixed cost base. Our revenue base is highly diversified across multiple industries with no single client comprising more than 4% of total revenue in fiscal year 2024.

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High Client Retention and Net Dollar Retention: Our long-standing relationships with top global brands and retailers, as well as our focus on delivering innovation and increasing value, have resulted in high client retention rates. For example, we have renewed all 68 of our largest clients by revenue, whose contracts have come up for renewal since the 2021 Carve-Out Transaction, providing a foundation for recurring revenues and a platform for growth. Our Intelligence Subscription Revenue, which accounted for 67% of total revenue in fiscal year 2024, had a net dollar retention and gross dollar retention of 106% and 98% respectively, as of December 31, 2024. For all Intelligence Revenue, we have achieved net dollar retention of 104% and gross dollar retention of 97% for the same period.

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Scalable Operating Model: Our scalable “build once, deploy everywhere” business model, global presence and enhanced technology platform allows us to scale solutions rapidly, lower our cost to serve clients and grow revenue at increasing margins. Our strategic focus on cost optimization and efficiency will continue to expand our margins. Our embedded AI capabilities and expansion to alternative data collection methods and sources have helped reduce our Cash Data Costs from 22% of revenue in fiscal year 2021 to 16% in fiscal year 2024. We are also reducing personnel costs by expanding our presence and talent in lower cost countries. The reduced operating costs and overhead savings through targeted efficiencies and synergies have strengthened our operating leverage. Our CEP is completed while cost synergies from the GfK Combination are expected to be fully realized by 2026. Our transformation investments enable us to deploy new products at incremental margins that are higher than our current profit margins, contributing to our approximately 50% incremental Pro Forma Adjusted EBITDA Margins from fiscal year 2022 to 2024, which was calculated by taking the growth of 2024 actual Adjusted EBITDA Margin and 2022 Pro Forma Adjusted EBITDA Margin and dividing that by the growth of 2024 actual Revenue and 2022 Pro Forma Revenue. Collectively, these attributes drive natural operating leverage which we believe will enable us to continue to increase our margins over time.

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Strong Cash Flow Generation: Our business model supports strong cash flow generation, driven by our recurring revenue base, efficient cost structure characterized by a primarily fixed cost base and limited maintenance capital expenditure requirements, which we expect to normalize as our investment in our transformation initiatives are substantially complete. We have a proven ability to deploy capital in strategic, value accretive M&A which complements our organic growth and further enhances our financial profile.

Our Clients

We believe our client value proposition is reflected by our large and long-tenured client relationships. As of December 31, 2024, we served approximately 23,000 clients worldwide, ranging from multi-national brands and retailers to SMB. Our clients include approximately half of the Fortune 500 and nearly 80% of the Fortune 100 companies. Over decades, we have grown alongside some of the world’s largest consumer brands. For example,

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Coca-Cola has been a client for 100 years, Colgate for over 80 years, Nestlé for nearly 75 years in FMCG and we have longstanding relationships with Samsung and Sony in T&D. We also serve new and emerging brands as well, such as Malk, Great Lakes Brewing, SharkNinja and Serenity Kids and collaborate with top U.S. retailers like Target and Walmart, as well as international retailers like ALDI and LIDL. Leveraging our leading positions in the FMCG and T&D industries, we continue to expand within pet, beauty, tobacco, beverage and alcohol, as well as other fast-growing adjacent verticals, including financial services, government media and advertising, to capture significant whitespace opportunity.

Our go-to-market strategy seeks to seamlessly integrate into our clients’ enterprises, embedding our solutions, insights, analytics, and software into their workflows and decision-making processes. This integration offers clients significant returns on their investments. We believe clients such as Coca-Cola, Samsung, and Procter & Gamble, who each spend billions of dollars every year on trade, advertising, and research and development can allocate less than 2% of that spend to our solutions to drive strategic and operating decisions that can have out-sized impacts on their results. For example, our insights help Coca-Cola manage a $2.5 billion trade spend and $5.1 billion advertising budget. In 2023, their gross profit grew more than 30% from innovation. In 2024, changes in price, the mix of products and packages sold, and the mix of channels and geographic territories where sales occurred accounted for an 11% increase in their revenue. Our solutions help clients capture these kinds of strategic growth opportunities through pricing, product, and geographic decisions to drive growth and profitability.

Client Case Studies

L’Oreal

Digital Shelf client since: 2023

U.S. measurement client since: 2016

Ex-U.S. measurement client since: 2006

Solutions delivered: eCommerce measurement and Activation solutions across 250 users at L’Oreal

Client profile: For over 110 years, L’Oréal has been a leading player in global beauty. Today, L’Oréal operates with more than 87,400 employees across 11 countries and a broad portfolio of 37 international brands. L’Oréal is focused on inventing the future of beauty with 20 research centers and a dedicated team of more than 4,000 scientists and 5,500 tech and digital professionals.

Business Challenges

•	Navigating competitive market landscape – e.g., rise of beauty specialists

•	Shopper behavior increasingly omnichannel and hard to measure

•	Social media is now a marketing channel and point of purchase

•	Disjointed, incomplete view via multiple dashboards and platforms

NIQ Solutions

•	In 2021, adopted NIQ’s U.S. eCommerce measurement to manage digital sales channels

•	Added global eCommerce measurement and Activation offerings to gain omnichannel read

•	All-in-one source for e-receipt, panel data & eCommerce shelf metrics

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Client-Reported Results

•	Enhanced eCommerce go-to-market strategy

•	Ability to identify significant trends across markets

•	More effectively manage ad campaigns and tailor personalized offers by channel

•	Gained valuable visibility into consumer brand repertoires & identify true competitors

•	Consumer segmentation expands penetration & creates premiumization value

In Our Clients’ Words

“The tool’s coverage is fantastic - it gives us a great way to read the omnichannel, which is becoming increasingly more and more important for the category. It ultimately helps us build our go-to-market strategy.”

Our Go-to-Market Approach

Our Go-to-Market approach, encompassing sales and customer success strategies, is driven by our commitment to put customers at the heart of everything we do. We focus on anticipating customer needs and creating long-term value by aligning our global expertise with local market demands.

Key Strategies

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Regional Sales Structure: Our sales and client success teams are organized regionally: Americas, EMEA and APAC, utilizing a primarily direct sales model to penetrate and expand within our clients’ organizations.

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Unified, Embedded Solutions: Our unified data, analytics and software solutions are embedded into our clients’ mission-critical workflows and business processes. Regularly used by their internal teams across the enterprise, our solutions provide a holistic view of global consumer shopping behavior and serve as gateway to The NIQ Ecosystem, supporting various use cases and category-specific applications.

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Dedicated Client Success: Our highly skilled and technical product specialists, whether on-site clients’ offices or virtually, help clients maximize value of The NIQ Ecosystem. Our associates work closely with clients to help them leverage our NIQ data, analytics, and software to anticipate competitive trends, power strategic and operational decision-making, and identify growth opportunities. In 2024, our client success teams generated approximately 5,900 sales-ready leads, which we estimate resulted in $78.6 million of additional revenue.

We believe our global value proposition and client-focused, go-to-market approach is differentiated in the market given our ability to serve clients’ needs across categories and products in over 90 countries. Also, our highly skilled employees and embedded solutions deepen client relationships and engagement with our core Intelligence measurement solutions. As clients grow, they add additional products and market reads to their subscription, and also Activation analytics products to predict and drive innovation. This approach creates opportunities to identify and cross-sell additional products and capabilities to better serve our clients’ needs and to capture a larger share of our clients’ spending on data intelligence. Since the 2021 Carve-Out Transaction, we have increased the average number of new solutions used by our 100 largest clients by revenue from 0.4 to 2.1 at an adoption rate of 29% in 2021 to 93% in 2024. Among all of our clients in fiscal year 2024, the adoption rate of these new solutions was 23%, representing an actionable penetration opportunity of more than 75%.

We have also implemented a proactive renewal strategy with consistent, value-based pricing, the success of which we believe is reflected in our improved client renewals and retention. Since the 2021 Carve-Out

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Transaction, our client-focused innovation and other operational improvements enabled us to renew all 68 of our largest clients by revenue that have come up for renewal, leading to Intelligence Subscription net dollar retention of 106% and Intelligence total net dollar retention of 104% for fiscal year 2024.

Competition

Our market is highly competitive and subject to rapid changes in client requirements, industry standards, new product introductions and improvements of legacy systems. Our competitors vary in size and product focus, but we believe that none matches our scale, breadth and depth. For example, some of our competitors mainly compete in retail measurement in the United States, but have limited presence in international markets, while others focus on consumer panel offerings across the United States and Western Europe, but do not provide retail measurement services. For our Intelligence offerings, we primarily compete with consumer measurement service providers such as Circana, Kantar, YouGov, IDC and Spins. For our Activation offerings, we primarily compete with analytics providers such as Circana and Kantar, and smaller competitors including providers of point solutions and research. We believe our scale, long-standing client relationships and comprehensive solution suite allow us to provide a competitive advantage and effectively navigate disruptions in the sector. This can be illustrated by recent win-backs of global clients, which were opportunities we were able to seize due to the strength of our differentiated Intelligence and Activation solutions.

We believe we compete favorably across several factors, including:

•	comprehensive global reach;

•	data scale, breadth, depth, and accuracy;

•	data security and stewardship;

•	platform scalability;

•	ease of deployment and implementation speed;

•	client support and satisfaction;

•	product innovation; and

•	AI leadership.

Employees and Human Capital Resources

As of December 31, 2024, we employed 38,625 employees worldwide, including 2,835 employees in the United States. We engage temporary employees, independent contractors and consultants as needed to support our operations. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any material work stoppages, and we consider our relations with our employees to be good.

At NIQ, our people are at the heart of everything we do. We view our human capital-related initiatives as an ongoing priority. Such initiatives include: (i) implementing a robust talent acquisition approach, including through competitive pay and (ii) offering our employees a full suite of benefits, including health, dental, vision, and life insurance, a 401(k) plan (with match), and paid parental leave. We foster a workplace that is diverse, equitable and inclusive. As of December 31, 2024, we employed over 4,400 employees dedicated to technology, AI, and data science functions. Our diverse and talented workforce – our human intelligence – is one of our most valuable assets, driving our capabilities in cloud-based technology, AI, analytics, and modern marketing techniques. We are committed to fostering a culture of high-performance and innovation and our organization is aligned around five core NIQ Priorities:

•	Client at the Heart of Everything We Do: Create a differentiated client experience.

•	Re-Invest for Growth: Make smart investment choices aligned with our clients’ needs.

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•	Data Excellence: Delight our customers with industry-leading data quality, coverage and granularity.

•	Market-leading Technology: Invest in, build and deploy the best technology in the industry.

•	Principles-led Culture: Invest in our people, capabilities and culture.

A key component of our company culture is shaped by the NIQ Principles, which provide a practical framework for all employees to execute, collaborate and make decisions. Our NIQ Principles are as follows:

•	Client Obsessed: Put clients’ success at the center of our strategy and decision-making.

•	Driven to Win: Be passionate about being the best at what we do.

•	Accountable for Results: Own, solve & deliver as one team.

•	Committed to Integrity: Create a culture that makes you proud; treat all people with dignity.

The NIQ principles are embedded in performance management, hiring, promotion and are reinforced throughout the year through workshops and our NPS. Also, employee engagement and inclusion are crucial for unlocking individual and team performance, innovation, and productivity. We measure engagement and inclusion using Gallup’s survey methodology and have made it a priority for all people leaders to drive continuous improvement.

We are committed to fostering a high-performance culture of excellence, inclusivity and continuous improvement. By investing in our people and aligning our efforts with our core NIQ Principles and Priorities, we strive to create an environment where every employee can thrive and contribute to our mission of delivering The Full View.

Intellectual Property

Our intellectual property is a strategic advantage and protecting it is critical to our business. Because of the importance of our intellectual property, we treat our brand, software, technology, know-how, concepts and databases as proprietary. To establish, maintain, protect and enforce our intellectual property, we generally rely on a combination of patent, copyright, trademark and trade secret laws of the United States and other countries, as well as certain contractual rights, such as confidentiality and invention assignment agreements with employees and third parties, and license and other agreements with consultants, vendors and clients.

Our registered IP portfolio consists of U.S. and international patents, patent applications, trademark registrations, trademark applications and domain name registrations. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. For additional information, see the section titled “Risk Factors — Risks Related to Intellectual Property.” We license certain intellectual property to other companies on arms-length terms that are designed to protect our rights to our intellectual property. We generally use standard licensing agreements and do not provide our intellectual property to third parties without a nondisclosure and license agreement in place, which is generally included into the master service agreements that we enter with each of our clients.

We also license certain intellectual property that is important for our business from third parties. For example, we entered into a Trademark License Agreement, by and between The Nielsen Company (US) LLC and Nielsen Consumer LLC, our indirect subsidiary, dated as of March 5, 2021 (the “Nielsen License Agreement”). Pursuant to the Nielsen License Agreement, The Nielsen Company (US) LLC, a subsidiary of Nielsen Holdings Limited (formerly Nielsen Holdings plc), our former parent company, granted us an exclusive license to use certain trademarks and service marks, including “NielsenIQ” in connection with our core business and a non-exclusive license to use certain tradenames and service marks in connection with certain other fields. The Nielsen License Agreement expires by its term on March 5, 2041 and may be terminated by The Nielsen Company (US) LLC (i) in the event that Nielsen Consumer LLC or the Purchaser (as defined in the Nielsen License Agreement)

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becomes bankrupt or is subject to proceedings for liquidation or dissolution, or ceases to carry on business or becomes unable to pay its debts as they become due, or (ii) upon 30 days’ written notice in the event that Nielsen Consumer LLC assigns or transfers rights or obligations in violation of the Nielsen License Agreement, and such assignment or transfer is not cured within such 30-day period.

Properties

NIQ’s corporate headquarters is located in Chicago, Illinois. We lease or own property in approximately 245 locations across 84 countries worldwide with a total square footage of approximately 3.5 million. We believe that our existing properties are in good condition and are suitable for the conduct of our business.

Global Responsibility and Sustainability

We lead Environmental, Social, and Governance (“ESG”) initiatives, ensuring that our impact resonates profoundly within the communities we serve.

Our Strategy, Commitments and Governance

In 2022, we undertook a comprehensive assessment of the most significant ESG risks and opportunities pertinent to our organization. In 2023, we integrated these ESG-related risks into the company’s overall Enterprise Risk Management (“ERM”) framework to identify action plans and controls. Our Corporate Audit Staff team is responsible for facilitating the ERM program to help management identify, report, manage, and monitor company-wide risks and mitigation strategies on a regular basis. Twice a year, ERM assessments are discussed formally with the Audit Committee, our Chief Financial Officer, and Chief Legal Officer.

Additionally, this assessment facilitated the identification of five key ESG focus areas that guide our commitments and initiatives. These ESG focus areas include Data Management, Business Ethics, People Management, Diversity, Equity and Inclusion and Environmental Responsibility. These ESG focus areas are integral to our operational framework and reflect our dedication to fostering sustainable practices that benefit both our organization and the communities we serve. While these ESG focus areas are a blueprint for our ESG commitments and initiatives, we continuously review the relevance of these ESG focus areas on an annual basis to reflect the evolving business landscape. To build on these existing focus areas, our company is conducting a formal reassessment in alignment with the principles of double materiality, whereby a sustainability issue is considered material if it presents a significant impact on society or the environment and a significant impact on a company’s value drivers, competitive position, and long-term shareholder value creation.

Our ESG commitments across these five focus areas include:

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Data Management – We are committed to safeguarding all of our digital information and delivering secure, accurate and relevant market and consumer data, enabling clients to gain meaningful insights that drive informed business decisions and foster growth.

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Business Ethics – We are committed to integrity as the foundation of our business operations. We have established a comprehensive framework of policies and standards to promote responsible business practices and cultivate an ethical corporate culture.

•	People Management – We are committed to nurturing a dynamic culture that embraces and celebrates openness, collaboration, creativity, equity, and inclusivity.

•	Diversity, Equity and Inclusion – We are committed to fostering an inclusive and equitable workplace where everyone can be their authentic selves and embedding these principles in everything we do.

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Environmental Responsibility – We are committed to creating a thriving future by focusing on actively mitigating our environmental impacts and adapting to the realities of climate change. We leverage our unique expertise to support our clients in transitioning to a more sustainable marketplace, recognizing our responsibility to drive positive change for the planet.

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We continue to evolve our approach to governance of ESG issues. In 2024, we shifted oversight of our ESG strategy and program to our Chief Legal Officer, which had formerly been a shared responsibility with the Chief Diversity, Talent and Culture Officer. Our Chief Legal Officer leads our ESG team that both partners with stakeholders across the company on day-to-day execution and manages reporting and disclosures on our progress. In 2024, we are focused on continuing to strengthen and formalize the cross-functional collaboration across different teams to further embed our ESG strategy and priorities across the company. Our Audit Committee and Chief Executive Officer review and approve key aspects of our ESG strategy and take an active role in major business decisions related to ESG. The Audit Committee is regularly apprised of evolving regulations and legal requirements related to ESG risks.

Data Management

We collect and analyze market-level and consumer data, which enables us to provide a comprehensive understanding of consumer behaviors and market trends. These insights allow our clients to make informed decisions about pricing, marketing strategies and product development, ultimately helping them reach and engage more customers. In addition to working with this data, we see a rapidly evolving market, with changing consumer trends, growth in the use of generative AI and increasing data privacy and security regulations. Furthermore, we collect personal data from various sources, including panel members (individuals or households), survey participants, website visitors, and contacts through various communication methods. This requires us to constantly review and enhance our data management practices, focusing on how we safeguard our information and ensure it is constantly relevant and accurate. Our data security measures include 24/7 incident response, threat intelligence, antivirus protection, firewalls, multifactor authentication, and strict access controls to safeguard information.

While there has been a recent surge in the use of generative AI, our company has already introduced machine learning and AI in our business over the years, emphasizing the importance of innovation and growth. We have seamlessly integrated machine learning and AI into our backend processes, ensuring that our data is accurately tagged, high-quality, and up to date. Additionally, we have a dedicated taskforce researching next-generation AI applications with an emphasis on data completeness and ethical considerations. Our expanded focus on generative AI allows us to explore conversational interfaces, task fulfillment, and analytical insights. To support our commitment to responsible AI use, we have also implemented global generative AI usage guidelines for all employees, complementing our existing policies on data integrity.

Additionally, the COVID pandemic brought with it unique challenges for our data collection mechanisms. Our company adapted swiftly to evolving market trends in the retail sector, addressing challenges like the inability to conduct physical store counts and a sudden rapid shift to eCommerce. In 2022, we launched a global analysis to identify and prioritize 21 key markets for reassessment. This proactive approach enhanced our data accuracy through a rolling establishment survey and improved our data compliance rates. By expanding this strategy globally, our data reflects current market conditions, enabling clients to navigate changes confidently while maintaining our standards of excellence.

Within our operations, we have established data governance mechanisms along the data lifecycle. Data quality is a shared responsibility across our company and is supported by our various global data governance teams. These teams monitor progress across all markets and provide guidance on tailored local data practices for compliance, including the specific and technical aspects of managing data. Our Retailer Accreditation Protocol ensures thorough testing and quality assessment for retailers through their onboarding process. Pursuant to our Retailer Accreditation Protocol, we score each retailer’s data during onboarding based on certain criteria, and then use a separate Data Quality Inputs program to highlight risks which we seek to mitigate through improved inputs from such retailer. We also utilize the Quality Control Tower (“QCT”) for real-time monitoring and validation of field data collection, supported by the intelligent QCT for automated checks. eCommerce data is gathered through secure methods, including encrypted point of sale data and cloud-to-cloud sharing, with rigorous validation processes.

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Our advertising-focused business unit, NIQ BASES, employs rigorous measures to verify panelist authenticity and integrity, including recruitment fraud reviews, two-factor authentication, and digital fingerprinting. For consumer panel services, we collect personal and demographic data during recruitment, retain non-selected data for one year, and continuously monitor current panelists. We also secure incoming data from approved sources through standardized procedures across countries, ensuring quality and minimizing human error. System-generated checks identify duplications and errors, ensuring high-quality data delivery.

Legal and Regulatory Matters

Various aspects of our operations are subject to foreign, federal, state and local laws, rules and regulations, any of which may change from time to time. Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events.

The following discussion highlights our key areas of government regulation. For additional information regarding the effects of government regulation on our business, see “Risk Factors— Risks Related to Legal and Regulatory Matters.”

Sanctions Compliance

We are subject to laws and regulations imposed by the United States (including those imposed by OFAC) and other authorities outside of the United States that may prohibit us or our affiliates from doing business in certain countries or territories or restrict the type of business that may be conducted by our affiliates.

As a result of the conflict between Russia and Ukraine that began in February 2022, various government authorities, including the United States, United Kingdom, and European Union, enacted sanctions against Russia and Belarus and certain Russian and Belarusian interests. In response to these developments, we have had to undertake changes in how we operate in Russia and Belarus. While we continue to hold shares in our operational Russian subsidiaries, these entities are locally managed and act autonomously and are overseen solely by management within Russia without day-to-day or other supervision by us. We have undertaken measures designed to limit the provision of services or support to those Russian subsidiaries and the receiving or sending of any financial information to or from the subsidiaries, and we have taken measures to stop the collection or sending of funds to or from Russia. We also currently do not have any non-Russian directors at the Russian subsidiary level.

Data Privacy and Security Laws and Regulations, and AI Laws

Numerous state, federal, and foreign laws, regulations, and standards govern the Processing and protection of personal information, and could apply now or in the future to our operations or the operations of our partners, third-party providers, and others upon whom we commercially rely. In the United States, numerous federal and state laws and regulations, including comprehensive state privacy laws such as the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, data breach notification laws, and consumer protection laws and regulations govern the Processing and protection of personal information.

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Comprehensive U.S. State Privacy Laws: Thirteen U.S. states — California, Colorado, Connecticut, Delaware, lowa, Nebraska, New Hamshire, New Jersey, Montana, Oregon, Texas, Utah and Virginia, — have enacted comprehensive privacy legislation, currently in effect, intended to provide consumers with greater transparency and control over their personal information by providing consumers in these states with certain rights regarding their personal information and by requiring businesses to make certain disclosures and take certain other acts in furtherance of those rights. An additional six states— Indiana, Kentucky, Maryland, Minnesota, Rhode Island and Tennessee have passed similar comprehensive privacy laws, which will go into effect over the course of 2025 and 2026.

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Data Breach Notification Laws: All fifty U.S. states, the District of Columbia, and some U.S. territories have adopted data notification laws that may require notice be given to affected individuals, regulators,

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credit reporting agencies and/or others when certain types of data has been compromised as the result of a security breach or incident. In the event of such a security breach, our compliance with these laws may subject us to costs associated with investigation, notice and remediation, as well as potential litigation or investigations and enforcement actions from applicable regulatory authorities.

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Federal Trade Commission Act (the “FTC Act”): The FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices. Our data Processing practices and the security measures we employ to safeguard the personal data of consumers could also be subject to the FTC Act, and our data practices or our failure to safeguard data adequately may subject us to regulatory scrutiny or enforcement action.

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U.S. State Unfair and Deceptive Acts and Practices Laws: Many states have enacted statutes that prohibit unfair and deceptive acts and practices. NIQ and others in the industry may be subject to these laws with respect to the use and disclosure of consumer personal information.

In addition, certain foreign laws govern the privacy and security of personal data, including:

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The General Data Protection Regulation (EU) 2016/679 (the “GDPR”): The GDPR establishes a robust data protection and privacy standard, and grants EU citizens various rights in relation to their personal data, including the right to access their personal data that is held by a company, by way of a data subject access request. The GDPR imposes operational, data processing, and other technical and organizational requirements with which we must comply. These requirements include having appropriate measures in place to ensure that EU citizens can properly exercise their data subject rights, and also ensure that adequate safeguards are in place when transferring personal data internationally, both intragroup and to third parties (for example, by implementing standard contractual clauses).

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The Irish Data Protection Acts 1988-2018 and the UK Data Protection Act 2018: In Ireland, the privacy and security of personal data is governed by The Irish Data Protection Acts 1988-2018. In the UK, the privacy and security of personal data is governed by the UK Data Protection Act 2018 and the UK GDPR (as defined in the Data Protection Act 2018, as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019). These laws establish robust data protection and privacy standards and impose operational, data processing and also grant Irish and UK citizens various rights in relation to their personal data, including the right to access their personal data that is held by a company by way of a data subject access request. These laws also impose operational, data processing, and other technical and organizational requirements with which we must comply. These requirements include having appropriate measures in place to ensure that Irish and UK citizens can properly exercise their data subject rights, and also ensure that adequate safeguards are in place when transferring personal data internationally, both intragroup and to third parties (for example, by implementing standard contractual clauses). Additionally, the draft Data (Use and Access) Bill was introduced into Parliament in the UK for discussion on October 23, 2024, however the amendments contained therein are yet to be confirmed.

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ePrivacy Directive : Directive 2002/58/EC (as amended by Directive 2009/136/EC) This directive is transposed into law in each EU member state so local transposition and enforcement can vary. It contains a prohibition on accessing information on a person’s device, such as through the use of cookies and other similar technologies, without informed consent, as well as rules on direct marketing. In the UK, the ePrivacy Directive was transposed into UK law as the Privacy and Electronic Communications (EC Directive) Regulations 2023 (the “PECR”) and imposes equivalent requirements on our UK operations. The ePrivacy Directive may be replaced by the European Commission’s draft Regulation on Privacy and Electronic Communications which contains updated rules on, amongst other things, the use of cookies (and similar tracking technologies) and communications data, and the UK DUA Bill may introduce certain changes to PECR.

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The above laws have direct effect in the EU and UK, but also have extra-territorial scope. For example, the GDPR and the UK GDPR apply to Processing outside of the EU and the UK, respectively, if such Processing involves the offering of goods and services to individuals in the EU or UK, as applicable, or the monitoring of the behavior of such individuals. We have seen a recent trend of data privacy laws globally operating with extra-territorial scope, and data protection regulators enforcing data Processing within their jurisdiction by international organizations. Our business activities may therefore be subject to data privacy laws and regulations in other international jurisdictions by virtue of either operating in or offering goods and services in those jurisdictions.

Regulations related to AI technologies may also impose certain obligations and restrictions on our use of data. For example, in 2024, Colorado adopted the Consumer Protections for Artificial Intelligence Act and, the EU adopted a new regulation applicable to certain AI technologies and the data used to train, test and deploy them (the “EU AI Act”). The EU AI Act entered into force on August 1, 2024, and its requirements will become effective on a staggered basis, beginning February 2, 2025.

AI and Data Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings or actions that lead to significant civil and/or criminal penalties and restrictions on data Processing.

Legal Proceedings

We are subject to litigation and other claims in the ordinary course of business, some of which include claims for substantial sums. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, we expect that the ultimate disposition of these matters will not have a material adverse effect on its operations or financial condition. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect its future results of operations or cash flows in a particular period.

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Management

Executive Officers and Directors

Below is a list of the names, ages as of date of this prospectus, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Title
James Peck	61	Chief Executive Officer and Chairman of the Board of Directors
John Blenke	69	Chief Legal Officer
Michael Burwell	61	Chief Financial Officer
Mohit Kapoor	61	Chief Technology Officer
Steen Lomholt-Thomsen	61	Chief Commercial Officer
Tracey Massey	60	Chief Operating Officer
Curtis Miller	50	Chief Strategy Officer
Shaun Zitting	59	Chief Human Resources Officer
Christopher Egan	48	Director
Racquel Harris Mason	55	Director
Ralf Klein-Bölting	62	Director
Samuel Allen Hamood	56	Director
Todd Lachman	61	Director
Elizabeth Lempres	64	Director
Julien Lo	33	Director
Christopher Pike	55	Director
David Rawlinson	49	Director
Manfred Scheske	73	Director
Charlotte Simonelli	53	Director
Gabriela Weiss	36	Director

Executive Officers

James Peck has served as our Chief Executive Officer and Chairman of our Board of Directors since March 2021. Prior to joining NIQ, Mr. Peck was the Chief Executive Officer of TransUnion from 2012 to 2021, where he led the company’s transformation into a market leader in innovation, driven by organic growth programs, tech re-platforming and strategic transactions. Prior to TransUnion, Mr. Peck was Chief Executive Officer of LexisNexis Risk Solutions from 2004 to 2012. Mr. Peck serves on the board of directors of Sun Life Financial Inc., CCC Information Services Inc. and Neoway. Mr. Peck holds a Bachelor of Science degree in management from the University of Dayton and an M.B.A. from The Ohio State University. We believe Mr. Peck is qualified to serve on our Board based on his knowledge of our company through his role as our Chief Executive Officer.

John Blenke has served as our Chief Legal Officer and Corporate Secretary since March 2022. Prior to joining NIQ, Mr. Blenke was an independent governance and risk consultant at various private enterprises from 2018 to 2022, and was the Executive Vice President, Corporate General Counsel and Corporate Secretary for TransUnion from 2003 to 2018. Prior to TransUnion, Mr. Blenke held various legal and senior legal leadership roles with Household International/HSBC, Borg-Warner Corporation and Kemper Corporation. Mr. Blenke holds a Bachelor of Arts degree in political science from the University of Minnesota in Minneapolis and a J.D. from DePaul University.

Michael Burwell has served as our Chief Financial Officer since January 2023. Prior to joining NIQ, Mr. Burwell was Chief Financial Officer of Datavant from 2021 to 2022. Prior to Datavant, Mr. Burwell was Chief Financial Officer at Willis Towers Watson from 2017 to 2021 and spent over 30 years in senior leadership positions at PricewaterhouseCoopers, where he assisted companies with mergers and acquisitions, initial public offerings,

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valuation, and integration. Mr. Burwell holds a Bachelor’s degree in accounting and finance from Michigan State University and maintains professional designation as a Certified Public Accountant.

Mohit Kapoor has served as our Chief Technology Officer since March 2021. Prior to joining NIQ, Mohit was Chief Information and Technology Officer for TransUnion from 2011 to 2019, where he was responsible for all aspects of technology including strategy, security, applications, operations, infrastructure and delivery. Prior to TransUnion, Mr. Kapoor served in several senior roles at HSBC from 2007 to 2011, including Chief Information Officer of South America and Global Head of Software House, where he oversaw all aspects of technology related to global systems that supported corporate and retail customers. Mr. Kapoor serves on the board of directors of Sterling Check Corp. Mr. Kapoor holds a Bachelor of Science degree in computer information systems and finance and a Bachelor of Arts in economics from Jacksonville State University and a Masters in accounting information systems from Arizona State University.

Steen Lomholt-Thomsen has served as our Chief Commercial Officer since November 2024. Prior to joining NIQ, Mr. Lomholt-Thomsen served Chief Executive Officer BullWall A/S, a cyber security and ransomware protection company from January 2024 to November 2024. Prior to BullWall, Mr. Lomholt-Thomsen served as Chief Revenue Officer of Clarivate Analytics from 2021 to 2024. Mr. Lomholt-Thomsen has also held senior leadership positions at Aveva Group plc, IHS Markit (prior to its acquisition by S&P Global), Ascendant, HP, Inc. and IBM. Mr. Lomholt-Thomsen holds a Master of Business Administration from the Copenhagen Business School.

Tracey Massey has served as our Chief Operating Officer since June 2022. Prior to joining NIQ, Ms. Massey was Global President and Chief Executive Officer of Mars Pet Nutrition from 2019 to 2022, where she led the world’s largest pet food business, revamping its product portfolios for continuous growth. Prior to that role, Ms. Massey was Regional President of Mars Confectionary Americas from 2017 to 2019, where she successfully led her team through the integration of Mars Chocolate Americas with the Wrigley Co. Americas. Ms. Massey holds a Bachelor of Science degree in chemical engineering from Loughborough University in England.

Curtis Miller has served as our Chief Strategy Officer since 2024, and previously served as our Chief Transformation Officer from 2021 until 2024. Prior to NIQ, Mr. Miller was a Senior Advisor to Advent International. Previously, Mr. Miller spent 13 years at TransUnion, where he was Chief Strategy Officer with responsibility for strategy, corporate development and pricing. During his career he has also held roles in product, sales, client service, operations, integration and strategic alliances at TransUnion, Bank of America, Capital One, and JP Morgan. Mr. Miller holds Bachelor of Science degree from the University of Delaware and an M.B.A. from the University of Virginia.

Shaun Zitting has served as our Chief Human Resources Officer since July 2021. Before joining NIQ, Ms. Zitting held various senior leadership roles at Honeywell International from 2008 to 2021, including, most recently, Vice President of Corporate HR and Talent and Vice President HR for three of Honeywell’s five Strategic Business Groups. Prior to Honeywell, Ms. Zitting served in senior leadership roles at Tyco International, most notably as Head of Talent and Organization Development. Ms. Zitting holds a Bachelor of Science in human resource development from Oakland University in Rochester, Michigan.

Non-Employee Directors

Christopher Egan has served on our Board of Directors since March 2021. Mr. Egan joined Advent in 2000 and is currently a Managing Partner. He previously worked at UBS Warburg in the financial sponsors group, advising leveraged buyout firms on acquisition financing, mergers and equity offerings across a variety of industries. Mr. Egan has overseen over 20 Advent investments, including Aditya Birla Capital, Cetip, Definitive Healthcare, Fisher Investments, LifeMiles, NielsenIQ, Prisma Medios de Pagos S.A., and Xplor Technologies (formerly Clearent and Transaction Services Group). Mr. Egan currently serves on the boards of directors of CCC Intelligent Solutions and Definitive Healthcare, and serves on the boards of directors of private companies, Nuvei Corporation and Xplor Technologies. Mr. Egan received a Bachelor’s degree in English from Dartmouth

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College. We believe that Mr. Egan is qualified to serve on our Board of Directors based on his experience on the boards of directors of other companies within the technology industry.

Racquel Harris Mason has served on our Board of Directors since June 2021. Ms. Harris Mason currently serves as the President of North America for LIPTON Teas and Infusions, an independent portfolio company of CVC Capital Partners and the world’s leading tea business, with brands like Lipton, TAZO, PG Tips, and Pukka. Prior to Lipton, Ms. Harris Mason was the Global Chief Marketing Officer at Elanco Animal Health from 2020 to 2021. Ms. Harris Mason previously held roles at The Coca-Cola Company, including Senior Vice President and General Manager for the McDonald’s Division USA and Vice President of the Coca-Cola and Coke Zero brands. Ms. Harris Mason held positions of increasing responsibility with Procter & Gamble, Johnson & Johnson, Ahold and Abbott Laboratories. Racquel also serves on the board of directors of Beacon Roofing Supply, Inc. Ms. Harris Mason holds a Bachelor of Science degree in economics from The Wharton School at The University of Pennsylvania and an M.B.A. from The Kellogg School of Management at Northwestern University. We believe that Ms. Harris Mason is qualified to serve on out Board of Directors based on her extensive experience in the consumer products industry.

Ralf Klein-Bölting has served on our Board of Directors since July 2023. Mr. Klein-Bölting has served as Executive Vice-President of NIM since 2009 and as acting President of NIM since July 2023. Mr. Klein-Bölting has a wide range of management and leadership experience in different industries and markets. Mr. Klein-Bölting began his career in the Petfood division of Mars Inc. and subsequently served as Managing Director or Board Member for Tchibo, Deutsche Bahn and OTTO. Mr. Klein-Bölting currently serves as chairman of the board of directors of MERA Petfoods, a German private company. Mr. Klein-Bölting holds an M.B.A. equivalent degree from the University of Münster, Germany. We believe that Mr. Klein-Bölting is qualified to serve on our Board of Directors based on his experience and understanding of our business through his leadership at NIM.

Samuel A. Hamood has served on our Board of Directors since March 2025. Mr. Hamood currently serves as President and Chief Administrative and Financial Officer at Culligan International Co (“Culligan”), which he joined in August 2019. Prior to his time at Culligan, Mr. Hamood has over 25 years of Financial and Executive Leadership level experience for several global public and private companies, including: Deloitte and Touche, The Walt Disney Company, Hewlett Packard (formerly known as “EDS”), Trans Union, and select Private Equity assignments, including both CEO and CFO roles. Mr. Hamood also previously served on the board of directors at Culligan from 2016 to 2019, Finch Therapeutics from 2021 to 2022 and currently serves on the boards of directors of Definitive Healthcare Corp. and AccentCare, a private company. Mr. Hamood is a Certified Public Accountant (inactive status), and he received his Bachelor of Business Administration in Finance at the University of Iowa, and his Juris Doctor from Southwestern University School of Law.

Todd Lachman has served on our Board of Directors since March 2021. Mr. Lachman is the Founder of Sovos Brands, Inc., an Advent portfolio company, created with the purpose of acquiring, integrating, and growing one-of-a kind brands. Mr. Lachman served as President and Chief Executive Officer of Sovos Brands, Inc., growing the business from start up in 2017, to public company in 2021, until its sale to Campbells Soup Company in March of 2024. Mr. Lachman previously served as Global President of Mars Petcare, President of Mars Chocolate North America and Latin America, and Executive Vice President of Del Monte Foods Company. He also held a senior management roles at H.J. Heinz Company and Procter & Gamble. Mr. Lachman holds a Bachelor of Arts degree in economics from Colby College and an M.B.A. from Northwestern University. We believe Mr. Lachman is qualified to serve on our Board of Directors based on his extensive experience and leadership in the consumer products industry.

Elizabeth Lempres has served on our Board of Directors since August 2024. Elizabeth C. Lempres serves as Senior Partner Emeritus at McKinsey & Company, a management consulting firm. Ms. Lempres joined McKinsey & Company in 1989 and held a variety of positions of increasing responsibility during her career including Senior Partner and Global Leader, Private Equity and Principal Investors from 2016 to 2017; and

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Senior Partner and Global Leader, Consumer Sector from 2010 to 2014. Prior to McKinsey & Company, she held positions in engineering-related fields at IBM and General Electric. Ms. Lempres serves on the boards of directors of General Mills, Inc. and Traeger, Inc. Ms. Lempres holds A.B. and B.E. degrees in engineering from Dartmouth College and received her M.B.A. from Harvard Business School. We believe Ms. Lempres is qualified to serve on our Board of Directors based on her substantial global consulting experience in the consumer products and retail sectors, and her experience leading global teams.

Julien Lo has served on our Board of Directors since July 2023. Mr. Lo joined KKR in 2018 and is a member of the Healthcare and DACH industry and regional teams within KKR’s European Private Equity platform. Mr. Lo has been involved in the firm’s investments in Immedica, Leonine, Coty and ProSiebenSat1. Prior to joining KKR, he worked in the investment banking division of J.P. Morgan in London. Mr. Lo holds an M.Sc./B.Sc. in business administration from University of Mannheim. We believe that Mr. Lo is qualified to serve on our Board of Directors based on his extensive investment experience in global companies, and his understanding of our business through his leadership at KKR.

Christopher Pike has served on our Board of Directors since March 2021. Mr. Pike joined Advent in 1997 where he focuses on investments in the business and financial services and healthcare sectors and is currently a Special Partner. Prior to Advent, Mr. Pike held positions at Coopers & Lybrand in the business assurance and financial advisory services groups, providing M&A advisory services to clients in the financial, manufacturing and business services industries. Mr. Pike has overseen 21 Advent investments, including CCC Intelligent Solutions, Cotiviti, Genoa Healthcare, TransUnion, Worldpay and Xplor Technologies (formerly Clearent). Mr. Pike currently serves on the boards of directors of private companies Cotiviti Holdings, Inc. and Genoa Healthcare. Mr. Pike received Bachelor’s degrees in economics and Spanish from Amherst College. We believe Mr. Pike is qualified to serve on our Board of Directors based on his extensive experience managing investments in global industries.

David Rawlinson has served on our Board of Directors since March 2021. David L. Rawlinson II has served as the President & Chief Executive Officer for Qurate Retail, Inc. since October 1, 2021. Mr. Rawlinson previously served as Chief Executive Officer of Nielsen Consumer LLC and President-Global Online Business at W. W. Grainger, Inc. Mr. Rawlinson serves on the board of directors of Discover Financial Services, Qurate Retail, Inc. and MonotaRO Co., Ltd. and is a member of The Business Roundtable. Mr. Rawlinson holds a Bachelor’s degree in political science from The Citadel, a law degree from the University of South Carolina and an M.B.A. from Harvard Business School. We believe Mr. Rawlinson is qualified to serve on our Board of Directors based on his extensive understanding of our business through his leadership of our former parent organization and leadership of multiple global retail, entertainment and eCommerce businesses.

Manfred Scheske has served on our Board of Directors since August 2023. Mr. Scheske served as the Executive President of Nuremberg Institute for Market Decision (NIM) from July 2018 until June 2023 and subsequently, has been awarded an Honorary Presidency. Mr. Scheske has also served as the co-founder and manager of Infirst Healthcare from 2012 until 2019, and previously held leadership positions at GlaxoSmithKline, at which he led GSK’s German, North American and European Consumer businesses. Mr. Scheske also held roles in the consumer marketing groups of Mars Petfood and Jacobs Coffee (now owned by JAB Holding and Mondelez). He is a director and chairman of Infirst Limited (London), a private company, a director of dm Drogeriemarkt, a private company and Europe’s largest drug discounter chain, as well as a member of the executive board of dm Werner Stiftung (foundation), a founding shareholder of dm drugstores. Mr. Scheske holds an M.B.A. equivalent degree from the University of Cologne. We believe that Mr. Scheske is qualified to serve on our Board of Directors based on his understanding of our business through his leadership of NIM, and through his extensive experience in market research, in retail and in the consumer markets industries.

Charlotte Simonelli has served on our Board of Directors since June 2021. Ms. Simonelli has served as Executive Vice President, Chief Financial Officer and Treasurer of Anywhere Real Estate since March, 2019. Ms. Simonelli previously served as Vice President, Chief Financial Officer of Medical Devices and Enterprise Supply Chain for Johnson & Johnson, Senior Vice President, Finance at Reckitt, Senior Director of Finance at

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Nabisco, Mondelez, and Finance Director at Pepsico. Ms. Simonelli holds an M.B.A. from the University of Chicago Graduate School of Business and a Bachelor of Science in accounting from the Rochester Institute of Technology. We believe Ms. Simonelli is qualified to serve on our Board of Directors based on her financial expertise and leadership for global businesses.

Gabriela Weiss has served on our Board of Directors since August 2023. Ms. Weiss joined Advent in 2012 focusing on buyout and growth investments. Ms. Weiss has overseen Advent’s investments in multiple portfolio companies, including Aimbridge Hospitality, Allied S.A., Atmosfera, Dudalina, EBANX, Fleury S.A. and Prisma Medios de Pagos S.A. Ms. Weiss holds a Bachelor of Science degree in mechanical-aeronautical engineering from the Aeronautics Institute of Technology (ITA) and an M.B.A., from Harvard Business School. We believe that Ms. Weiss is qualified to serve on our Board of Directors based on her extensive investment experience in growth sectors and global businesses.

Controlled Company

Upon completion of this offering, we will be a “controlled company” under  corporate governance standards. As a controlled company, exemptions under standards will exempt us from certain corporate governance requirements, including the requirements:

•	that our Board of Directors be composed of a majority of “independent directors,” as defined under rules;

•	that the compensation committee be composed entirely of independent directors; and

•	that the nominating and corporate governance committee be composed entirely of independent directors.

Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to shareholders of companies that are subject to all of   corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of   .

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under the New York Stock Exchange listing standards and SEC rules and regulations for companies completing their initial public offering.

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board of Directors. The number of directors will be fixed by our Board of Directors, subject to the terms of our Articles of Association as will be in effect upon the listing of our ordinary shares.

Our Board of Directors has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has determined that each of our non-employee directors is independent under the rules of the New York Stock Exchange. In making this determination, the Board of Directors considered the relationships that such directors have with our Company and all other facts and circumstances that the Board of Directors deemed relevant in determining such directors’ independence, including beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Our Board of Directors will be divided into three classes, as follows:

•	Class I, which will initially consist of , whose terms will expire at our annual meeting of shareholders to be held in ;

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•	Class II, which will initially consist of , whose terms will expire at our annual meeting of shareholders to be held in ; and

•	Class III, which will initially consist of , whose terms will expire at our annual meeting of shareholders to be held in .

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Subject to the Principal Shareholders’ rights described below, any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

In connection with this offering, we will enter into a shareholders’ agreement with investment entities controlled by our Principal Shareholders that will provide KKR and NIM with nomination rights with respect to our Board of Directors. Under the agreement, we and the Principal Shareholders are required to take all necessary action to cause the Board of Directors to include individuals designated by each of KKR and NIM in the slate of nominees recommended by the Board of Directors for election by our shareholders.

Board Committees

Upon the completion of this offering, our Board of Directors will have three standing committees: the audit committee; the compensation committee; and the nominating and governance committee. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon closing of this offering.

Audit Committee

Following this offering, our audit committee will be composed of   , with   serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that   meets the definition of “independent director” under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our Board of Directors has determined that    is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the New York Stock Exchange. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance, and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions;

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•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	overseeing the integrity of our information technology systems, process and cybersecurity;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation Committee

Following this offering, our compensation committee will be composed of   , with   serving as chairperson of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

•

determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating, and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the Exchange with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the Board of Directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

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Nominating and Governance Committee

Following this offering, our nominating and governance committee will be composed of   , with   serving as chairperson of the committee. The nominating and governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the Board of Directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating candidates for the Board of Directors, including nominees recommended by shareholders;

•	recommending to the Board of Directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the Board of Directors a set of corporate governance guidelines;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	providing for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the Board of Directors and management.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Board Oversight of Risk Management

Management is responsible for the day-to-day management of risks the Company faces. The full Board of Directors has the ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to the Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board of Directors and its committees.

Codes of Business Conduct and Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors. Upon the closing of this offering, our code of ethics will be available on our website. We intend to disclose any amendments to our code of ethics, or any waivers of their requirements, on our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding to purchase our ordinary shares.

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Executive and Director Compensation

Compensation Discussion and Analysis

This “Compensation Discussion and Analysis” describes the compensation awarded to, earned by, or paid to our named executive officers for fiscal 2024 and outlines the elements of compensation for our named executive officers, the material compensation decisions made for fiscal 2024, and the material factors considered in making those decisions. Our named executive officers for fiscal 2024 have been determined in accordance with Securities and Exchange Commission rules and consist of our principal executive officer, principal financial officer, and next three most highly compensated executive officers (collectively, our “named executive officers”). They are as follows:

•	James M. Peck, Chief Executive Officer (“CEO”)

•	Michael J. Burwell, Chief Financial Officer (“CFO”)

•	Tracey A. Massey, Chief Operating Officer

•	Mohit Kapoor, Chief Technology Officer

•	Shaun Zitting, Chief Human Resources Officer

The Summary Compensation Table and other tables below provide additional detail on the compensation of our named executive officers for fiscal 2024.

Executive Summary

Our executive compensation programs are intended to align the interests of our executives, stockholders, and other stakeholders by rewarding our named executive officers for the achievement of strategic goals that successfully impact our operations and business results and, thereby, enhance stockholder value. The primary components of our executive compensation program for our named executive officers are base salary, cash bonuses under our annual incentive plan, and long-term incentive awards, which currently consist of time- and performance-based profits interests. The majority of each long-term incentive award currently held by our named executive officers is subject to performance-based vesting to further focus our executives on long-term stockholder value.

Compensation Philosophy and Objectives

We strive to provide a competitive reward package that drives our high-performance culture, is aligned with the company’s operational and financial goals, and delivers value to our stockholders. Our elements and levels of compensation are market-based and are designed to attract, motivate, reward, and retain great talent. Consistent with our global total rewards philosophy, our executive compensation programs take into account the following goals:

•

Externally Competitive: We believe that market-competitive compensation is essential to hiring and retaining great talent. We compare our named executive officers’ compensation to market median benchmarking data as one factor in the compensation review process. We also consider individual factors such as skill level, experience, performance, and talent-market supply and demand.

•

Pay for Performance: We aim to provide incentives that reward executives for achieving goals and driving business outcomes that are aligned with our company’s business strategy, without creating a motivation for undue risk. NIQ’s cash annual incentive plan presents opportunities for executives to earn compensation based on company and individual performance. Our long-term incentive program also rewards performance, with the value of awards linked to our equity value and with the majority of awards currently having performance-based vesting terms.

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•	Merit-Based Compensation: We compensate executives based on their skill level, experience, performance, and market demand.

•

Transparency and Feasibility: We believe that clarity fosters trust and engagement, which is why we prioritize clear communication to executives in our decision-making processes and plan designs. We also strive to ensure that our compensation and benefits packages are structured in a way that maintains our organization’s financial health and operational efficiency.

Role of the Compensation Committee

Our Compensation Committee oversees and approves decisions for our executive compensation programs. The Compensation Committee considers the views and recommendations of management, particularly those of our CEO, Chief Human Resources Officer, and CFO. Among other things, our CEO makes recommendations regarding annual base salary levels, annual incentive targets, actual annual incentive payouts, and long-term incentive grant amounts for our senior executives (other than for himself) and provides feedback to our Compensation Committee on executive performance. Our Compensation Committee held four meetings in fiscal 2024 to discuss executive compensation matters.

Role of the Compensation Consultant

We have engaged Meridian Compensation Partners, LLC (“Meridian”) to serve as an independent advisor to our Compensation Committee on executive compensation matters. Meridian has provided guidance to the Compensation Committee for fiscal 2023 and fiscal 2024 regarding the amount and types of compensation that we provide to our executives and board members and on other compensation-related matters. The Compensation Committee assesses the independence of Meridian annually and, based on its latest review in November 2024, has concluded that no conflict of interest exists that would prevent Meridian from independently advising the Compensation Committee.

Compensation Peer Group

In fiscal 2023, the Compensation Committee engaged Meridian to conduct an analysis of potential peer companies for fiscal 2024 and develop a recommended peer group for the purpose of benchmarking executive compensation decisions for fiscal 2024. After approving the peer group, the Compensation Committee assessed our senior executives’ (including our named executive officers’) compensation against the executive pay in the peer group, as well as other market data, including survey data from Willis Towers Watson. In developing this peer group, Meridian and the Compensation Committee considered several factors, including:

•	Industry: Companies operating within a similar industry and operational scope, primarily focused on Information Services.

•	Global Operations: Companies with a strong global/international presence.

•	Size: Companies within a comparable size range, primarily focusing on revenue, with market capitalization as a secondary reference point.

In November 2024, Meridian refreshed the analysis, and the Compensation Committee approved the same peer group for fiscal 2025 as had been approved in February 2024, which includes the following companies:

Broadridge Financial Solution, Inc.	Clarivate Plc	CoStar Group, Inc.
Dun & Bradstreet Holdings, Inc.	Equifax Inc.	Experian Plc
FactSet Research Systems Inc.	FTI Consulting, Inc.	Gartner, Inc.
Global Payments Inc.	KBR, Inc.	Morningstar, Inc.
MSCI Inc.	RELX Plc	Thomson Reuters Corporation
TransUnion	Verisk Analytics, Inc.	Wolters Kluwer N.V.

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Clawback Policy

Prior to the completion of this offering, our Board of Directors intends to adopt the company’s Policy for Recoupment of Incentive Compensation (“Clawback Policy”), which is designed to comply with Section 10D-1 of the Exchange Act and the applicable New York Stock Exchange rules. The Clawback Policy is to be effective upon the completion of this offering.

Elements of Compensation

Base Salary

Base salary is one component of our named executive officers’ cash compensation and is determined by the contributions each executive is expected to make and the specific requirements for each executive’s role. As part of our compensation philosophy, we consider how a named executive officer’s base salary contributes to the executive’s total target compensation and the position of the base salary relative to the market and our peer group. Each year, the Compensation Committee evaluates the performance of the CEO and other named executive officers based on input from the CEO (except for his own compensation) and assesses current market conditions and market benchmarking data from Meridian. Based on their evaluation of our named executive officers’ performance and their assessment of current market conditions, the Compensation Committee determines the executives’ base salaries and other compensation components each year, with an emphasis on allocating more of their target compensation toward incentive-based compensation, in order to create strong alignment between the executives’ pay and the company’s performance. The CEO may recommend a base salary change for a named executive officer when supported by strong individual performance or external market data or if made in connection with an executive promotion.

For fiscal 2024, NIQ did not recommend or make any changes to base salaries for our named executive officers and so the salaries in fiscal 2024 remained the same as in fiscal 2023. Those base salaries are as follows:

Named Executive Officer	2024 Base Salary
James M. Peck	$1,000,000
Michael J. Burwell	$650,000
Tracey A. Massey	$1,000,000
Mohit Kapoor	$500,000
Shaun Zitting	$465,000

Annual Incentive Plan (AIP)

The NIQ Annual Incentive Plan (“AIP”) is a cash bonus plan designed to reward our named executive officers and other employees based on the achievement of short-term financial objectives. All of our named executive officers participate in the AIP. In February of each year, the Compensation Committee reviews NIQ’s prior-year performance and current-year goals, and it sets the performance metrics and targets and payout tables for the then-current performance year. Following the conclusion of the year, the Compensation Committee assesses NIQ’s performance against the approved performance metrics to determine the funding of the AIP pool for the performance year. Funding of the pool is formulaic based on the payout tables approved by the Compensation Committee at the beginning of the year for each AIP performance metric.

2024 AIP Metrics and Targets

For the 2024 performance year (which runs currently with fiscal 2024), the Compensation Committee selected the following financial performance metrics and weightings for the funding of the AIP pool: Adjusted EBITDA (weighted at 40%), revenue (weighted at 40%), and Free Cash Flow (weighted at 20%), representing a balance of top- and bottom-line performance in alignment with NIQ’s short-term objectives. The funding of the AIP pool increases or decreases for achievement above or below the target performance level on a linear basis, from a

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minimum threshold funding of 0% to a maximum funding level of 200%. The ranges of threshold to maximum achievement levels in 2024 were 95% to 105% of target performance for the Adjusted EBITDA and Free Cash Flow metrics, and 94% to 106% of target performance for the revenue metric.

Adjusted EBITDA and Free Cash Flow are measures that are not calculated or presented in accordance with GAAP. For a discussion of Adjusted EBITDA and Free Cash Flow and a reconciliation to the closest applicable GAAP measure, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations--Non-GAAP Measures.” In the case of Free Cash Flow, in addition to the adjustments described in that section, the Compensation Committee makes further adjustments when determining AIP pool funding, specifically to add back interest expense, net, and income tax expense from continuing operations.

Each executive officer has been assigned a target AIP opportunity based on the Compensation Committee’s evaluation of the executive’s duties and responsibilities and taking into account the external market data for each role. Similar to base salaries, the Compensation Committee reviews the AIP target amounts for all named executive officers annually based on market and peer data and input from Meridian.

For fiscal 2024, NIQ did not recommend or make any changes to AIP targets for our named executive officers and so the targets for fiscal 2024 remained the same as in fiscal 2023. Those targets are as follows:

Named Executive Officer	2024 Target AIP Opportunity (% of Salary)	2024 Target AIP Opportunity ($)
James M. Peck	150%	$1,500,000
Michael J. Burwell	100%	$650,000
Tracey A. Massey	82.3%	$823,000
Mohit Kapoor	100%	$500,000
Shaun Zitting	100%	$465,000

2024 AIP Performance and Payouts

Following the end of each performance year, the Compensation Committee will review final company performance results against the approved metrics and targets in order to determine the AIP pool funding. For the 2024 performance year, the Compensation Committee approved select adjustments to the financial targets and associated threshold/maximum goals in connection with NIQ’s decision to cease operations in Russia and to account for updated foreign exchange rates in fiscal 2024. Provided in the table below are the metrics, weightings, targets, actual performance, and resulting pool funding, as determined by the Compensation Committee, for the fiscal 2024 AIP.

Metric	Weighting	Threshold (0% Payout)	Target (100% Payout)	Max (200% Payout)	2024 Actual Performance	2024 Pool Funding
Adjusted EBITDA ($M)	40%	$712	$749	$787	$745	$41.1
Revenue ($M)	40%	$3,691	$3,927	$4,162	$3,987	$57.2
Free Cash Flow ($M)	20%	$234	$247	$259	$265	$45.5

					Total ($M)	$143.7

After determining the AIP pool funding for each performance year, the Compensation Committee will review the individual performance of each named executive officer and approve their individual AIP payouts. To assess performance, the Compensation Committee will review our named executive officers’ achievements against their individual performance objectives. The CEO may also provide perspective to the Compensation Committee about business or individual performance for the year, but the CEO has no role in the Compensation Committee’s determination of his own compensation.

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Based on the final 2024 AIP funding, the Compensation Committee approved the following AIP payouts for our named executive officers:

Named Executive Officer	2024 AIP Funding (%)	Individual Performance (%)	2024 AIP Payout ($)
James M. Peck	126	100	$1,890,000
Michael J. Burwell	126	100	$819,000
Tracey A. Massey	126	100	$1,036,980
Mohit Kapoor	126	100	$630,000
Shaun Zitting	126	100	$585,900

Long-Term Incentive Awards

Long-term incentive awards have been granted to our named executive officers under our 2021 Equity Incentive Plan and the 2021 Equity Incentive Plan of AI PAVE (Luxembourg) Management & Cy SCSp in the form of profits interests, which allow participants to share in increases in the equity value of AI PAVE DUTCHCO I B.V.

Our practice has been to grant larger upfront awards with vesting conditions that extend over multiple years, typically three to five years. These awards are intended to attract and retain key employees, including our named executive officers, through a liquidity event. Equity awards are granted with a combination of time- and performance-based vesting, as described below:

•

Time-based vesting: 3/7 of each long-term incentive award is subject to time-based vesting, as summarized below, based on the participant’s continued service with the company through the applicable vesting date:

•	For awards granted before August 2022, the time-vesting portion vests in equal quarterly installments over a five-year period from the vesting commencement date.

•

For awards granted during or after August 2022, 25% of the time-vesting portion vests on the first anniversary of the vesting commencement date, and the remaining 75% vests in equal quarterly installments over an additional three years, for a total vesting period of four years.

•	The portion of each award subject to time-based vesting will vest in full upon a change of control, subject to the participant’s continued service with the company through the change of control.

•

Performance-based vesting: 4/7 of each long-term incentive award is subject to performance-based vesting, with this portion eligible to vest in connection with a change of control or another liquidity event based on Advent’s return on its aggregate invested capital (or “MOIC”) as detailed below, subject to the participant’s continued service with the company through the applicable vesting date:

•	25% of the performance-vesting portion of awards will vest upon a MOIC of at least 2.0x;

•	An additional 25% of the performance-vesting portion of awards will vest upon a MOIC of at least 2.5x;

•	An additional 25% of the performance-vesting portion of awards will vest upon a MOIC of at least 3.0x; and

•	An additional 25% of the performance-vesting portion of awards will vest upon a MOIC of at least 4.0x.

Participants can vest pro rata in the event of an MOIC in between the hurdles described above.

Mr. Peck’s long-term incentive awards are in the form of Class B Shares of AI PAVE DUTCHCO I B.V. The long-term incentive awards held by Mr. Burwell, Ms. Massey, Mr. Kapoor and Ms. Zitting are based on Class C Shares of AI PAVE DUTCHCO I B.V. that were granted to a management aggregator, AI PAVE (Luxembourg) Management & Cy SCSp, which, in turn, granted incentive units to each of the executives.

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Treatment of Long-Term Incentive Awards in Connection with this Offering

In connection with this offering: (i) the vested portion of our named executive officers’ long-term incentive awards is expected to convert into unrestricted common stock of the public company; (ii) other than for Mr. Peck, the unvested portion of long-term incentive awards with time-based vesting is expected to convert into restricted common stock of the public company that is eligible to continue to vest on the original time-based vesting schedule; and (iii) other than for Mr. Peck, the portion of long-term incentive awards with performance-based vesting that has not vested based on Advent’s MOIC through the consummation of the transactions contemplated by this offering is expected to convert into restricted common stock of the public company subject to time-based vesting, with such public company shares eligible to vest based on the remaining time-based vesting schedule that would have applied had such shares been granted as time-based incentive units. However, if the then-remaining time-vesting term of the former performance-based incentive awards is less than two years, the shares of restricted common stock will vest in two equal annual installments on the first and second anniversaries of the consummation of this offering. Mr. Peck’s long-term incentive awards that are subject to time-based vesting will vest in full in connection with this offering, and his performance-based vesting awards will convert into restricted common stock of the public company that continues to be eligible to vest based on the returns to Advent described above.

Executive Benefits and Perquisites

We offer limited perquisites and executive benefits to our named executive officers, including financial planning services and a medical benefit covering an annual executive physical. While we do not consider these perquisites to be a significant component of our compensation program, we believe the modest costs associated with these perquisites and benefits aid in executive retention and are aligned with market practices.

Deferred Compensation and Other Retirement Benefits

In addition to sponsoring a 401(k) plan for our U.S.-based employees, NIQ also offers the NielsenIQ Deferred Compensation Plan (the “NIQ DCP”). The NIQ DCP offers eligible U.S. employees, including our named executive officers, an opportunity to defer additional compensation beyond the IRS 401(k) limits to help them manage income tax exposure, add to retirement savings, and to save for any short-term needs. Participants may make pre-tax deferral elections under the NIQ DCP of up to 75% of their eligible base salary and up to 80% of any AIP payment earned during the plan year. There is no company match for the NIQ DCP. Of our named executive officers, only Mr. Kapoor participated in the NIQ DCP during 2024.

Executive Severance Policy

Mr. Peck is entitled to receive severance benefits upon qualifying terminations of his employment pursuant to the terms of his employment agreement and the company’s Severance Policy for United States-Based Senior Executives (the “Legacy U.S. Executive Severance Policy”). Messrs. Kapoor and Burwell and Mses. Massey and Zitting are entitled to receive severance benefits upon qualifying terminations of their employment pursuant to the Legacy U.S. Executive Severance Policy. See “—Potential Payments Upon Termination or Change in Control” for information regarding such benefits.

Employment Agreement with James Peck

In February 2025, we entered into an employment agreement with Mr. Peck providing for his continued employment as CEO, which supersedes Mr. Peck’s prior employment agreement with us. Pursuant to this agreement, Mr. Peck is entitled to receive a base salary of $1,000,000 per year and an annual bonus with a target of 175% of base salary and a maximum bonus of 350% of base salary.

If Mr. Peck’s employment is terminated by NIQ without Cause (as defined in his employment agreement) or by Mr. Peck for Good Reason (as defined in his employment agreement), Mr. Peck would be entitled to continued

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payment of his then-current base salary for 18 months following his employment termination date. In addition, Mr. Peck would be entitled to receive any severance benefits he would be eligible to receive pursuant to the Legacy U.S. Executive Severance Policy (as further described below), except to the extent such benefits are duplicative of benefits otherwise provided to him under his employment agreement. On any termination of his employment for any reason, Mr. Peck is also entitled to receive any annual bonus or other bonus earned but unpaid as of his employment termination date.

Offer Letter with Michael Burwell

In November 2022, we entered into an offer letter agreement with Mr. Burwell providing for his employment as our Chief Financial Officer. Pursuant to his offer letter, Mr. Burwell is entitled to receive a base salary of $650,000 per year and an annual bonus with a target of $650,000 and a maximum bonus of 200% of his target award. Additionally, Mr. Burwell’s offer letter provides that he will be recommended for an equity incentive award grant, which award was granted to Mr. Burwell in the form of incentive units of AI PAVE (Luxembourg) Management & Cy SCSp. Mr. Burwell’s offer letter also entitles him to (i) a cash signing bonus of $250,000, which was paid to him following his start date, and (ii) a cash bonus of $600,000 that will be payable following a successful initial public offering, subject to Mr. Burwell’s continued employment. Mr. Burwell is eligible to participate in the company’s broad-based benefit programs for U.S. employees and in all benefits currently offered to our senior management team. Mr. Burwell is also entitled to reimbursement of financial planning and tax preparation services up to $15,000 per year.

Offer Letter with Tracey Massey

In March 2022, we entered into an offer letter agreement with Ms. Massey providing for her employment as our Chief Operating Officer. Pursuant to her offer letter, Ms. Massey is entitled to receive a base salary of $1,000,000 per year and an annual bonus with a target of $823,000 and a maximum bonus of 200% of her target award. Additionally, Ms. Massey’s offer letter provides that she will be recommended for an equity incentive award grant, which award was granted to Ms. Massey in the form of incentive units of AI PAVE (Luxembourg) Management & Cy SCSp. Ms. Massey’s offer letter also entitles her to a cash signing bonus of $4,000,000, one half of which was paid to her in three installments following her start date. The remaining half of Ms. Massey’s signing bonus was paid to her in cash of March 2023 and, under the terms of her offer letter, Ms. Massey would reinvest the after-tax portion of such amount in equity of the company upon the commencement of our next co-investment offering window (which has not yet occurred). Ms. Massey’s signing bonus was subject to clawback had Ms. Massey resigned her employment without Good Reason or had her employment been terminated for Cause (as each term is defined in the Legacy U.S. Executive Severance Policy), in either case, prior to the second anniversary of her start date. Ms. Massey is eligible to participate in the company’s broad-based benefit programs for U.S. employees and in all benefits currently offered to our senior management team. Ms. Massey is also entitled to reimbursement of financial planning and tax preparation services up to $15,000 per year.

Employment Agreement with Mohit Kapoor

In October 2020, we entered into an employment agreement with Mr. Kapoor providing for his employment as Chief Technology Officer, which agreement was amended and restated effective February 11, 2025. Pursuant to this agreement, Mr. Kapoor is entitled to receive a base salary of $500,000 per year and an annual bonus with a target of 100% of base salary. If Mr. Kapoor’s employment is terminated by NIQ without Cause (as defined in the employment agreement) or by Mr. Kapoor for Good Reason (as defined in the employment agreement), Mr. Kapoor would be entitled to receive any severance benefits he is eligible to receive pursuant to the Legacy U.S. Executive Severance Policy (as described further below).

Offer Letter with Shaun Zitting

In June 2021, we entered into an offer letter with Ms. Zitting providing for her employment as our Chief Human Resources Officer. Pursuant to her offer letter, Ms. Zitting is entitled to receive a base salary of $465,000 per

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year and an annual bonus with a target of 100% of her base salary and a maximum bonus of 200% of her target award. Additionally, Ms. Zitting’s offer letter provides that she will be recommended for an equity incentive award grant, which award was granted to Ms. Zitting in the form of incentive units of AI PAVE (Luxembourg) Management & Cy SCSp. Ms. Zitting’s offer letter also entitles her to a signing bonus of $2,700,000, of which $2,200,000 was paid to Ms. Zitting in cash in three installments following her start date and $500,000 of which was issued to her in the form of Class A Units of AI PAVE (Luxembourg) Management Co-Investment & Cy S.C.Sp with an equivalent after-tax value. Ms. Zitting is eligible to participate in the company’s broad-based benefit programs for U.S. employees and in all benefits currently offered to our senior management team. Ms. Zitting is also entitled to reimbursement of financial planning and tax preparation services up to $15,000 per year.

Tax and Accounting Considerations

We consider the tax and accounting rules associated with various forms of compensation when designing our compensation programs. However, to maintain flexibility to compensate our executive officers and other employees in a manner designed to promote short- and long-term corporate goals and objectives, the Compensation Committee has not adopted a policy that all compensation must be deductible or have the most favorable accounting treatment to NIQ, and NIQ may have paid, and will continue to pay, compensation that is not deductible or that may not result in the most favorable accounting treatment to the company.

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Compensation Committee Report

Summary Compensation Table

The following table provides information regarding the compensation earned by our named executive officers for fiscal 2024.

Name and Principal Position	Year	Salary ($)(1)	Equity Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
James M. Peck Chief Executive Officer	2024	1,000,000	1,385,621	1,890,000	218,702	4,494,323
Michael J. Burwell Chief Financial Officer	2024	650,000	—	819,000	22,910	1,491,910
Tracey A. Massey Chief Operating Officer	2024	1,000,000	—	1,036,980	30,252	2,067,232
Mohit Kapoor Chief Technology Officer	2024	500,000	—	630,000	32,241	1,162,241
Shaun Zitting Chief Human Resources Officer	2024	465,000	—	585,900	18,334	1,069,234

(1)	Amounts reported in this column reflect the base salaries paid to each named executive officer in fiscal 2024.
(2)

Amount reported in this column reflects the grant date fair value of Class B Shares of AI PAVE DUTCHCO I B.V granted under our 2021 Equity Incentive Plan in fiscal 2024, computed in accordance with FASB ASC, Topic 718, excluding the effect of estimated forfeitures. Refer to Note   to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this prospectus.

(3)	Amounts reported in this column represent cash incentive payments to our named executive officers for fiscal 2024 under the AIP.
(4)	All Other Compensation for fiscal 2024 includes:

Name	Reimbursement of Professional Advisor Expenses ($)	Company Contributions to 401(k) Plan ($)	Reimbursement of Qualifying Medical Expenses ($)	Group Term Life Insurance Premiums ($)	Total
James M. Peck(7)	200,000	8,808	2,370	7,524	218,702
Michael J. Burwell	7,808	10,350	—	4,752	22,910
Tracey A. Massey	15,000	10,350	—	4,902	30,252
Mohit Kapoor	15,000	10,350	—	6,891	32,241
Shaun Zitting	11,100	3,219	—	4,014	18,334

(7)

The amount reported for reimbursement to Mr. Peck for professional advisor expenses in 2024 represents four years of services (2021, 2022, 2023, 2024) because Mr. Peck had not previously submitted any expenses for reimbursement as allowed under his employment agreement.

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Grants of Plan-Based Awards Table for Fiscal 2024

The following table provides information regarding the non-equity incentive plan awards, payable in the form of annual cash bonuses under the AIP, for which named executive officers were eligible in fiscal 2024, and the equity awards granted in fiscal 2024 to our named executive officers.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Equity Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock or other Equity Awards ($)(2)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
James M. Peck	—	0	1,500,000	3,000,000	—	—	—	—	—
	6/17/2024	—	—	—		6,903		5,178	1,385,621
Michael J. Burwell	—	0	650,000	1,300,000	—	—	—	—	—
Tracey A. Massey	—	0	823,000	1,646,000	—	—	—	—	—
Mohit Kapoor	—	0	500,000	1,000,000	—	—	—	—	—
Shaun Zitting	—	0	465,000	930,000	—	—	—	—	—

(1)

Represents the threshold, target, and maximum payout opportunities for each of our named executive officers for fiscal 2024 under the AIP. The actual amount paid to each named executive officer under the AIP is reported as Non-Equity Incentive Plan Compensation in the “Summary Compensation Table for Fiscal 2024.”

(2)

Amount reported in this column reflects the grant date fair value of Class B Shares of AI PAVE DUTCHCO I B.V granted under our 2021 Equity Incentive Plan in fiscal 2024, computed in accordance with FASB ASC, Topic 718, excluding the effect of estimated forfeitures. Refer to Note   to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2024

The following table summarizes unvested equity awards held by each named executive officer as of December 31, 2024.

		Equity Awards
Name	Grant Date(1)	Number of Shares or Units That Have Not Vested (#)		Market Value of Shares or Units that Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares or Units that Have Not Vested (#)(3)	Long-Term Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units that Have Not Vested ($)(2)
James M. Peck	3/5/2021	14,118	(4)	16,786,005	75,294	89,524,566
	6/17/2024	3,884	(5)	2,664,081	6,903	4,735,458
Michael J. Burwell	5/23/2023	3,409	(6)	1,578,367	8,079	3,740,577
Tracey A. Massey	6/1/2022	1,696	(7)	1,163,456	4,525	3,104,150
Mohit Kapoor	3/5/2021	1,614	(8)	1,919,046	8,605	10,231,345
Shaun Zitting	8/10/2021	494	(9)	587,366	1,882	2,237,698

(1)

Reflects time- and performance-based incentive awards granted under our 2021 Equity Incentive Plan in the form of Class B Shares of AI PAVE DUTCHCO I B.V. for Mr. Peck and in the form of incentive units of AI PAVE (Luxembourg) Management & Cy SCSp in the case of Mr. Burwell, Ms. Massey, Mr. Kapoor, and Ms. Zitting.

(2)

Because we were not publicly traded during fiscal 2024, there is no ascertainable public market value for these awards. The market value reported in this table is based upon our board’s determination of the fair market value of our equity, taking into account the most recent independent valuation analysis performed prior to December 31, 2024.

(3)

All shares and units shown in this column are eligible to vest upon Advent’s achievement of certain returns on its investment, subject to the executive’s continued employment with the company through the applicable vesting date.

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(4)

Mr. Peck’s Class B Shares are eligible to vest in substantially equal quarterly installments shares through March 5, 2026, provided that Mr. Peck remains continuously employed by the company through each vesting date. The Class B Shares will vest in full upon an initial public offering or a change of control, subject to Mr. Peck’s continued employment with the company through either such event.

(5)

Mr. Peck’s Class B Shares are eligible to vest in substantially equal quarterly installments through July 10, 2028, provided that Mr. Peck remains continuously employed by the company through each vesting date. The Class B Shares will vest in full upon an initial public offering or a change of control, subject to Mr. Peck’s continued employment with the company through either such event.

(6)

Mr. Burwell’s incentive units are eligible to vest in substantially equal quarterly installments through January 3, 2027, provided that Mr. Burwell remains continuously employed by the company through each vesting date.

(7)

Ms. Massey’s incentive units are eligible to vest in substantially equal quarterly installments through June 1, 2027, provided that Ms. Massey remains continuously employed by the company through each vesting date.

(8)

Mr. Kapoor’s incentive units are eligible to vest in substantially equal quarterly installments through March 5, 2026, provided that Mr. Kapoor remains continuously employed by the company through each vesting date.

(9)

Ms. Zitting’s incentive units are eligible to vest in substantially equal quarterly installments through August 10, 2026, provided that Ms. Zitting remains continuously employed by the company through each vesting date.

Equity Awards Vested in Fiscal 2024

The following table summarizes for each of our named executive officers the number of shares or units that vested during fiscal 2024 and their market value on vesting.

	Equity Awards
Name	Number of Shares or Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
James M. Peck	12,589	11,579,031
Michael J. Burwell	2,651	573,077
Tracey A. Massey	679	319,202
Mohit Kapoor	1,290	1,255,026
Shaun Zitting	283	275,431

(1)

Amounts reported in this column represent the number of shares or units held by each named executive officer that vested during fiscal 2024. These shares and units remain subject to transfer restrictions pursuant to the terms of our 2021 Equity Incentive Plan and the award agreements and other agreements under which they were issued.

(2)

Because we were not publicly traded during fiscal 2024, there is no ascertainable public market value for these awards. The market value reported in this table is based upon our board’s determination of the fair market value of our equity as of each vesting date, taking into account the most recent independent valuation analysis performed prior to such vesting date.

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Nonqualified Deferred Compensation for Fiscal 2024

The following table provides information regarding compensation that has been deferred by our named executive officers pursuant to the terms of the NIQ DCP.

Name	Executive Contributions in Fiscal 2024 ($)	Aggregate Earnings in Fiscal 2024 ($)	Aggregate Balance at 2024 Fiscal Year End ($)
James M. Peck	—	—	—
Michael J. Burwell	—	—	—
Tracey A. Massey	—	—	—
Mohit Kapoor	86,346	24,971	225,175
Shaun Zitting	—	—	—

Potential Payments Upon Termination or Change in Control

Provided below are the amounts that would have been payable to each of our named executive officers, assuming that each executive’s employment had terminated or a change in control of NIQ had occurred on the last day of fiscal 2024.

U.S. Severance Policy

Under the Legacy U.S. Executive Severance Policy, in the event of a Qualifying Termination (defined as a termination of the executive’s employment without Cause or the executive’s resignation for Good Reason) a participant will be eligible to receive the following, subject to the executive’s execution of an effective release of claims, return of all property of NIQ and its affiliates and continued compliance with the executive’s non-disparagement, non-competition, non-solicitation, non-hire and non-disclosure obligations to NIQ and its affiliates:

•

An amount equal to the participant’s base salary plus the average of the participant’s annual bonus earned under the annual incentive plan for the three fiscal years preceding the date of termination, which amount shall be paid in substantially equal installments over a 12-month period following the date of termination.

•

A pro rata annual bonus for the fiscal year in which the date of the participant’s Qualifying Termination occurs based on NIQ’s actual performance for such fiscal year and pro-rated based on the number of days the participant was employed by a member of the Company Group (as defined in the Legacy U.S. Executive Severance Policy) during the applicable fiscal year (the “Pro Rata Bonus”). The Pro Rata Bonus, if any, will be paid in cash in a single lump-sum on the date on which annual bonuses for the applicable fiscal year are paid to other similarly situated executives.

•

If the participant was enrolled in the Company’s Group medical, dental or vision plans as of the Qualifying Termination and the participant timely elects and makes payments for COBRA Continuation Coverage, the participant’s cost to continue medical, dental or vision coverage under COBRA, as applicable, for the participant and the participant’s qualified dependents will be equal to the cost of an active employee’s premium contributions to participate in the applicable plans until the earliest of (a) the end of the base salary continuation period, (b) the date upon which COBRA continuation coverage otherwise terminates (including, without limitation, when the participant becomes eligible to participate in any other group health plan), and (c) the date on which the participant ceases to be eligible for COBRA continuation coverage for any reason, after which point, should the participant continue to receive COBRA continuation coverage, the Participant’s cost to continue participating the applicable plan(s) will be the full COBRA premium cost for such plans.

•	The participant will be eligible for outplacement support services for one year following the Qualifying Termination date.

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Unless the executive’s employment is terminated by the company for Cause or the executive resigns without Good Reason (in each case, as defined in the Legacy U.S. Executive Severance Policy), the executive will also be entitled to receive any earned, but unpaid annual bonus for any fiscal year preceding the fiscal year of the date of the participant’s termination of employment (the “Prior Year Bonus”). The Prior Year Bonus, if any, will be paid in cash in a single lump-sum on the date on which annual bonuses for the applicable fiscal year are paid to other similarly situated executives.

On a termination of his employment without Cause or his resignation for Good Reason, Mr. Peck is entitled to each of the severance benefits described above, except that, in lieu of the 12 months of base salary continuation described above, Mr. Peck is entitled to 18 months of base salary continuation. In addition, Mr. Peck is entitled to the Prior Year Bonus in the event his employment terminates for any reason. Mr. Peck’s severance is also subject to his execution of an effective release of claims, return of all property of NIQ and its affiliates, and continued compliance with his restrictive covenants, which include intellectual property assignment, non-disparagement, non-competition, non-solicitation, non-hire and non-disclosure obligations to NIQ and its affiliates.

None of our named executive officers are entitled to enhanced severance in the event of a termination of their employment in connection with a change of control.

Long-Term Incentive Awards

If Mr. Peck’s employment is terminated by the company without Cause or he resigns for Good Reason, any unvested performance-vesting Class B Shares of AI PAVE DUTCHCO I B.V. that he holds will remain outstanding and eligible to performance vest for two years following his employment termination date. In addition, if Mr. Peck’s employment terminates due to his death or disability, any unvested performance-vesting Class B Shares that he holds will remain outstanding and eligible to performance vest.

In the event any other named executive officer’s employment terminates for any reason other than in connection with a change of control, the unvested portion of our named executive officer’s long-term incentive award will be forfeited automatically for no consideration upon the executive’s employment termination.

Upon a change of control:

•

The time-vesting portion of each long-term incentive award will vest in full upon the consummation of the change in control, subject to the participant’s continued service through the date of the change of control.

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•

The performance-vesting portion of each long-term incentive award will be eligible to vest upon the change of control, if and to the extent that the applicable performance goals are achieved in connection with the change of control. For additional information on such arrangements, see “Elements of Compensation—Long-Term Incentive Awards” above.

Name	Benefit	Termination Without Cause or Good Reason ($)	Change in Control ($) (1)
James M. Peck	Cash	4,270,000	—
	Equity Acceleration	—	94,647,551
	All Other Payments or Benefits	11,588	—
	Total	4,281,588	94,647,551
Michael J. Burwell	Cash	2,119,000	—
	Equity Acceleration	—	4,562,402
	All Other Payments or Benefits	11,591	—
	Total	2,130,591	4,562,402
Tracey A. Massey	Cash	2,794,140	—
	Equity Acceleration	—	3,639,916
	All Other Payments or Benefits	10,492	—
	Total	2,804,632	3,639,916
Mohit Kapoor	Cash	1,550,091	—
	Equity Acceleration	—	10,081,531
	All Other Payments or Benefits	17,883	—
	Total	1,567,974	10,081,531
Shaun Zitting	Cash	1,458,550	—
	Equity Acceleration	—	2,372,055
	All Other Payments or Benefits	2	—
	Total	1,458,552	2,372,055

(1)

Amounts reported in this column represent the value of certain unvested shares or unvested units held by each named executive officer that would have been expected to vest had a change of control occurred on the last day of fiscal 2024. Because we were not publicly traded during fiscal 2024, there is no ascertainable public market value for these awards. The market value reported in this table is based upon our board’s determination of the fair market value of our equity as of the vesting date, taking into account the most recent independent valuation analysis performed prior to such date.

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Director Compensation

Prior to November 2024, each non-employee director not designated or employed by Advent or KKR was eligible to receive an annual cash retainer of $75,000, paid on a quarterly basis. In addition, the Chair of our Audit Committee was eligible to receive an incremental annual cash retainer of $20,000. The Chair of our Compensation Committee has not been eligible to receive any compensation for services on the Board or Compensation Committee.

In September 2024, the Board approved a new compensation program for non-employee directors other than directors designated or employed by Advent or KKR, which became effective on November 20, 2024. The approved compensation program provides for annual cash retainers for service on the Board and its committees, as follows:

	Board or Committee Member	Board or Committee Chair(1)
Annual Cash Retainer for Service on Board	$90,000	—
Additional Annual Cash Retainer for Service on Audit Committee	$15,000	$30,000
Additional Annual Cash Retainer for Service on Compensation Committee	$10,000	$25,000
Additional Annual Cash Retainer for Service on Nominating and Governance Committee(2)	—	—

(1)	Cash retainer for service as a Committee Chair is in lieu of (and not incremental to) the cash retainer for service as a Committee member.
(2)	Nominating and Governance Committee was not established at the time that the director compensation program was approved in September 2024.

In addition to cash compensation, we provide equity-based awards to each non-employee director other than directors designated or employed by Advent or KKR. Similar to the grants to our named executive officers, these awards are typically provided in a one-time grant when the director begins service with us. These awards have been granted to our directors under the 2021 Equity Incentive Plan of AI PAVE (Luxembourg) Management & Cy SCSp and the 2021 Cash-Settled Equity Incentive Plan of AI PAVE DUTCHCO I B.V. The awards held by Mr. Lachman, Ms. Simonelli, Ms. Harris Mason, Mr. Rawlinson and Ms. Lempres are based on Class C Shares of AI PAVE DUTCHCO I B.V. that were granted to a management aggregator, AI PAVE (Luxembourg) Management & Cy SCSp, which, in turn, granted incentive units to each director. Mr. Scheske’s equity award is based on Class E Shares of AI PAVE DUTCHCO I B.V. that were granted to AI PAVE (Luxembourg) Management & Cy SCSp, which, in turn, granted incentive units to Mr. Scheske. Mr. Scheske’s phantom award and Mr. Klein-Bolting’s award were granted in the form of phantom units that track a notional equity interest in Class C Shares of AI PAVE DUTCHCO I B.V.

The awards (other than Mr. Scheske’s incentive units) are generally subject to the same time- and performance-based vesting conditions as described above for the awards made to our named executive officers other than Mr. Peck. For additional information on the structure of these awards and their treatment in connection with this offering, see “Elements of Compensation—Long-Term Incentive Awards” above. Mr. Scheske’s incentive units are subject only to time-based vesting, with 25% of the incentive units eligible to vest on the first anniversary of the vesting commencement date, and the remaining 75% eligible to vest in equal quarterly installments over an additional three years, subject to Mr. Scheske’s continued service with the company through each vesting date.

In connection with this offering: (i) the vested portion of our directors’ long-term incentive awards (other than the phantom awards) are expected to convert into unrestricted common stock of the public company (or in

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the case of the phantom units to track a notional interest in such stock); (ii) in the case of Mr. Scheske, the vested portion of his phantom units is expected to be partly settled in cash upon the consummation of the transactions contemplated by this offering; (iii) the unvested portion of awards with time-based vesting is expected to convert into restricted common stock of the public company (or in the case of the phantom awards to track a notional interest in such stock) that is eligible to continue to vest on the original time-based vesting schedule; and (iv) the portion of awards with performance-based vesting that has not vested based on Advent’s MOIC through the consummation of the transactions contemplated by this offering is expected to convert into restricted common stock of the public company subject to time-based vesting, with such public company shares eligible to vest based on the remaining time-based vesting schedule that would have applied had such shares been granted as time-based incentive units (or in the case of the phantom awards to track a notional interest in such stock). However, if the then-remaining time-vesting term of the former performance-based incentive awards is less than two years, the shares of restricted common stock will vest in two equal annual instalments on the first and second anniversaries of the consummation of this offering.

The following table shows information regarding the compensation earned by our independent directors during fiscal 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(1)	Total ($)
Todd Lachman	75,000	—	25,376	100,376
Charlotte Simonelli	95,000	—	10,929	105,929
Racquel Harris Mason	75,000	—	32,281	107,281
David Rawlinson	80,000	—	6,975	86,975
Manfred Scheske	75,000	22,951	11,083	109,034
Ralf Klein-Bölting	75,000	—	10,587	85,587
Elizabeth Lempres	—	36,210	—	36,210
Christopher Egan	—	—	—	—
Gabriela Weiss	—	—	—	—
Julien Lo	—	—	—	—
Christopher Pike	—	—	—	—
Samuel Allen Hamood	—	—	—	—

(1)

Amounts reported in this column reflect the grant date fair value of incentive units issued by AI PAVE (Luxembourg) Management & Cy SCSp and phantom shares issued by AI PAVE DUTCHCO I B.V. to Mr. Scheske in fiscal 2024 and incentive units issued by AI PAVE (Luxembourg) Management & Cy SCSp to Ms. Lempres in fiscal 2024, each computed in accordance with FASB ASC, Topic 718, excluding the effect of estimated forfeitures. For Mr. Scheske, the grant date fair value of his incentive units was $7,376, and the grant date fair value of his phantom shares was $15,575. Refer to Note    to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this prospectus. As of December 31, 2024, our independent director held the following number of incentive units or phantom shares: Mr. Lachman (753 incentive units), Ms. Simonelli (753 incentive units), Ms. Harris Mason (753 incentive units), Mr. Rawlinson (1,882 incentive units), Mr. Scheske (175 incentive units and 409 phantom shares), Mr. Klein-Bölting (409 phantom shares), and Ms. Lempres (564 incentive units).

(2)	Amounts reported under “All Other Compensation” reflect reimbursements for necessary travel expenses in connection with Board duties.

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Certain Relationships and Related Party Transactions

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Shareholders’ Agreement

In connection with this offering, we intend to enter into a shareholders’ agreement with certain equityholders of AI PAVE Dutchco I B.V. as of immediately following the Reorganization, including our Principal Shareholders. Pursuant to the shareholders’ agreement, we will be required to take all necessary action to cause the Board of Directors and its committees to include one director candidate designated by each of KKR and NIM in the slate of director nominees recommended by the Board of Directors for election by our shareholders, so long as KKR and NIM continue to hold at least 50% of our ordinary shares held by such shareholder as of immediately prior to this offering. Further, pursuant to the shareholders’ agreement, NIM may appoint one non-voting board observer to our Board of Directors, so long as NIM continues to hold at least 50% of our ordinary shares held by NIM as of immediately prior to this offering.

The shareholders’ agreement will also provide that KKR and NIM will have consent rights in connection with certain corporate transactions. Until July 10, 2026, and as long as NIM and KKR each hold at least 50% of the equity held by such holder as of immediately prior to the consummation of this offering, NIM and KKR consent are required for closure of the GfK campus in Nuremburg, cessation or reduction of the GfK brand name, or a sale of the Company’s market intelligence or consumer panel business. As long as NIM and/or KKR each hold at least 50% of the equity held by such holder as of immediately prior to the consummation of this offering, NIM’s and/or KKR’s consent, respectively, is required for: (i) non-pro rata distributions, dividends or redemptions of ordinary shares by us; (ii) agreements between us and Advent, other than agreements negotiated on an arm’s length basis or consulting, advisory or similar service agreements that are consistent with our past practice; (iii) any amendment to the shareholders’ agreement or the our Articles of Association that disproportionately and adversely affect the rights of NIM or KKR or disproportionately increase the obligations of NIM or KKR, as compared to Advent; and (iv) reorganizations, restructurings, recapitalizations or other similar changes to our corporate structure that disproportionately and adversely affect the rights of NIM or KKR, or disproportionately increase the obligations of NIM or KKR, as compared to Advent.

The shareholders’ agreement will provide that we renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or shareholders or their respective affiliates. The shareholders’ agreement will provide that none of Advent, KKR, NIM or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, in the event that Advent, KKR, NIM or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. No business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under the shareholders’ agreement, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Registration Rights Agreements

On March 5, 2021, AI PAVE Dutchco I B.V. entered into Registration Rights Agreement with the Advent Shareholder, our Chief Executive Officer, James Peck, and PAVentures I, LLC, an entity controlled by our Chief

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Executive Officer (the “2021 Registration Rights Agreement”). On July 10, 2023, AI PAVE Dutchco I B.V. entered into a Registration Rights Agreement with NIM and entities affiliated with KKR (the “2023 Registration Rights Agreement,” and together with the 2021 Registration Rights Agreement, the “Registration Rights Agreements”). The Registration Rights Agreements provide the shareholders party thereto certain registration rights as described below.

Demand Registration Rights

At any time after the completion of this offering, our Principal Shareholders and entities controlled by our Chief Executive Officer will have the right to demand that we file registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use reasonable best efforts to promptly effect the registration.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any shares of our equity securities under the Securities Act either for our own account or for the account of any other person, then all holders party to each Registration Rights Agreement will be entitled to notice of the registration and will be entitled to include their ordinary shares in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf Registration Rights

Following the consummation of this offering, we will file a shelf registration statement at our expense related to the offer and sale of registrable securities held by our Principal Shareholders and entities controlled by our Chief Executive Officer. These shelf registration rights are subject to specified conditions and limitations.

Expenses and Indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The Registration Rights Agreements include customary indemnification provisions, including indemnification of the participating holders of ordinary shares and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Certain Relationships

From time to time, we enter into client agreements and other transactions with affiliates of Advent, KKR, and companies owned by Advent or KKR. We believe that all such arrangements have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Director and Officer Indemnification Agreements

Our Articles of Association, as will be in effect upon the listing of our ordinary shares, will require us to indemnify our current and former directors to the fullest extent permitted by law, subject to certain exceptions. We also expect to enter indemnification agreements with our directors and officers with additional indemnification and related rights.

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Related Party Transactions Policy

In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related party transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related party’s interest.

We did not have a written policy regarding the review and approval of related party transactions immediately prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our Board of Directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

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Principal Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of    , 2025 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our current directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, which generally includes any shares over which a person exercises sole or shared voting and/or investment power. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated by the footnotes, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares held by such person or entity.

The percentage of shares beneficially owned is computed on the basis of   ordinary shares outstanding as of   , after giving effect to the Reorganization. Ordinary shares that a person has the right to acquire within 60 days of   , 2025 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o NIQ Global Intelligence plc, 200 West Jackson Boulevard, Chicago, Illinois 60606.

Name and address of beneficial owners	Shares beneficially owned before this offering		Shares beneficially owned after this offering (without option)		Shares beneficially owned after this offering (with option)
	Number	Percent	Number	Percent	Number	Percent
Greater than 5% shareholders:
Advent Shareholder (1)
KKR Shareholder (2)
NIM (3)
Directors and named executive officers:
James Peck (4)
Michael Burwell
Tracey Massey
Mohit Kapoor
Shaun Zitting
Steen Lomholt-Thomsen
Christopher Egan (5)
Racquel Harris Mason
Ralf Klein-Bölting (6)
Samuel Allen Hamood
Todd Lachman
Elizabeth Lempres
Julien Lo (7)
Christopher Pike (8)
David Rawlinson
Manfred Scheske (9)
Charlotte Simonelli
Gabriela Weiss (10)
All executive officers and directors as a group (20 persons)

*	Less than 1%.

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(1)

Represents    ordinary shares held by AI Global Investments (Netherlands) PCC Limited, a protected cell company limited by shares and an indirect subsidiary of AI PAVE & Cy S.C.Sp. AI PAVE GP S.à r.l., is the general partner of AI PAVE & Cy S.C.Sp. Advent International GPE IX Limited Partnership is the sole shareholder of AI PAVE GP S.à r.l. GPE IX GP Limited Partnership is the general partner of Advent International GPE IX Limited Partnership. Advent International GPE IX, LLC is the general partner of GPE IX GP Limited Partnership and Advent International, L.P. (f/k/a Advent International Corporation) is the manager of Advent International GPE IX, LLC. Advent International GP, LLC is the general partner of Advent International, L.P. The board of Advent International GP, LLC consists of three members, none of whom individually has voting or investment power with respect to shares of the Company held by the Advent Shareholder. The address of each of the entities and individuals named in this footnote is c/o Advent International, L.P., Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.

(2)

Represents   ordinary shares held directly by Acceleratio Topco S.C.A. Acceleratio GP S.á r.l. (as the general partner of Acceleratio Topco S.C.A.), KKR Acceleratio Aggregator L.P. (as sole shareholder of Acceleratio GP S.á r.l.), KKR Acceleratio Aggregator GP Limited (as the general partner of KKR Acceleratio Aggregator L.P.), KKR European Fund IV L.P. (as the sole shareholder of KKR Acceleratio Aggregator GP Limited), KKR Associates Europe IV L.P. (as the general partner of KKR European Fund IV L.P.), KKR Europe IV Limited (as the general partner of KKR Associates Europe IV L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Europe IV Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The principal business address of each of the entities identified in this footnote is 30 Hudson Yards, New York, NY 10001. The principal business address for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, NY 10001. The principal business address of Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)

Represents   ordinary shares held directly by NIM, a registered association under German law. NIM is governed by its executive board, of which there are three or more members, none of whom individually has voting or investment power with respect to shares of the Company held by NIM. The principal business address of NIM is Nürnberg Institut für Marktentscheidungen e.V., Steinstr. 21, 90419 Nuremberg, Germany.

(4)

Includes    ordinary shares held by PAVentures I, LLC, an entity controlled by Mr. Peck. Does not include ordinary shares held by AI PAVE & Cy S.C.Sp. Mr. Peck is a limited partner of AI PAVE & Cy S.C.Sp. See footnote (1).

(5)	Does not include ordinary shares beneficially owned by the Advent Shareholder.
(6)	Does not include ordinary shares beneficially owned by NIM.
(7)	Does not include ordinary shares beneficially owned by the KKR Shareholder.
(8)	Does not include ordinary shares beneficially owned by the Advent Shareholder.
(9)	Does not include ordinary shares beneficially owned by NIM.
(10)	Does not include ordinary shares beneficially owned by the Advent Shareholder.

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Description of Indebtedness

The following is a summary of certain of our indebtedness that is currently outstanding. As described under “Use of Proceeds,” we intend to use the net proceeds from this offering, together with available cash, as necessary, to repay all or a portion of the amounts outstanding under the credit facilities and to use any remaining net proceeds for working capital and for general corporate purposes. If we are able to consummate the debt refinancing as described elsewhere in this prospectus, we intend to repay any remaining amounts outstanding under the credit facilities with a portion of the proceeds from new credit facilities in addition to refinancing the credit facilities with such new credit facilities. Therefore, the following summary of the principal terms of the agreements that govern the credit facilities, should be read together with the summary of the expected terms of the new credit facilities contained in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” However, there is no assurance that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and may be obtained as described under “Where You Can Find More Information” in this prospectus.

Senior Secured First Lien Credit Facilities

Credit Facilities

We entered into a Credit Agreement, dated as of March 5, 2021 (as amended through that certain Eleventh Amendment to Credit Agreement, dated as of January 24, 2025, the “Credit Agreement”), by and among, inter alios, AI PAVE Dutchco III B.V., a private company with limited liability organized under the laws of the Netherlands, (“Holdings”), Intermediate Dutch Holdings B.V., US Holdco (the “US Top Borrower”), Nielsen Consumer Inc., a Delaware corporation (the “US Borrower”), Indy Dutch Bidco B.V., a private company with limited liability organized under the laws of the Netherlands (the “Dutch Borrower”), the Revolving Borrowers from time to time party thereto (and, together with the US Borrower, the US Top Borrower and the Dutch Borrower, the “Borrowers”), JPMorgan Chase Bank NA., as the administrative agent and the U.S. collateral agent (the “Administrative Agent”), Kroll Agency Services (US) LLC, as non-US Collateral Agent (the “Non-US Collateral Agent”) and the lenders and issuing banks from time to time party thereto, providing for (a) a USD term loan facility in an aggregate principal amount of $2,270,000,000.00 (the “US Term Loan Facility”), (b) a EUR term loan facility in an aggregate principal amount of €1,390,000,000.00 (the “EUR Term Loan Facility”), (c) a CAD term loan facility in an aggregate principal amount of C$128,000,000 (the “Canadian Term Loan Facility” and together with the US Term Loan Facility and the EUR Term Loan Facility, the “Term Loan Facilities”) and (d) a revolving credit facility in the aggregate principal amount of $638,266,666.67 (the “Revolving Credit Facility” and, together with the Term Loan Facilities, collectively, the “Credit Facilities”). As of    , 2025, $    was outstanding under the Revolving Credit Facility, $    was outstanding under the US Term Loan Facility, €    was outstanding under the EUR Term Loan Facility and C$    was outstanding under the Canadian Term Loan Facility.

Interest Rate and Fees

Interest rates for loans borrowed under the Credit Facilities denominated in (a) U.S. dollars are based on either, at our option, (i) a “base rate” determined by reference to the highest of (w) the federal funds effective rate in effect on such day plus 0.50%, (x) to the extent ascertainable, adjusted term SOFR (as defined below) (which rate is calculated based upon an interest period of one month and determined on a daily basis) plus 1.00%, (y) the “prime rate” last quoted by the Wall Street Journal or published by the Administrative Agent in its office in New York City as its “prime rate,” and (z) 1.00%, or (ii) the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) (“SOFR”), plus, in each case, an applicable margin, (b) Canadian dollars are based on either, at our option, (ii) the Canadian prime rate or (ii) the Canadian Overnight Repo Rate Average administered by the Bank of

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Canada (or any successor administrator) (“CORRA”), plus, in each case, an applicable margin, and (c) Euros are based on the EURIBOR rate plus, an applicable margin. The applicable margin for (I) the US Term Loan Facility is a spread based upon the first lien gross leverage ratio, tested and adjusted quarterly, of (A) if pro forma first lien gross leverage ratio is greater than 3.90:1.00, 2.50% for base rate loans or 3.50% for SOFR loans and (B) if pro forma first lien gross leverage ratio is less than or equal to 3.90:1.00, 2.25% for base rate loans or 3.25% for SOFR loans, (II) the EUR Term Loan Facility is a spread based upon the first lien gross leverage ratio, tested and adjusted quarterly, of (A) if pro forma first lien gross leverage ratio is greater than 3.90:1.00, 3.50%, (B) if pro forma first lien gross leverage ratio is less than or equal to 3.90:1.00 and greater than 3.40:1.00, 3.25% and (C) if pro forma first lien gross leverage ratio is less than or equal to 3.40:1.00, 3.00%, (III) the Canadian Term Loan Facility is a spread based upon the first lien net leverage ratio, tested and adjusted quarterly, of (A) if pro forma first lien net leverage ratio is greater than 1.75:1.00, 3.25% for Canadian prime rate loans or 4.25% for CORRA loans and (B) if pro forma first lien net leverage ratio is less than or equal to 1.75:1.00, 3.00% for Canadian prime rate loans or 4.00% for CORRA loans, and (IV) the Revolving Credit Facility is a spread based upon the first lien net leverage ratio, tested and adjusted quarterly, of (A) if pro forma first lien net leverage ratio is greater than 1.75:1.00, 2.75% for Canadian prime rate or base rate loans and 3.75% for EURIBOR, CORRA and SOFR loans, (B) if pro forma first lien net leverage ratio is less than or equal to 1.75:1.00 and greater than 1.25:1.00, 2.50% for Canadian prime rate or base rate loans and 3.50% for EURIBOR, CORRA and SOFR loans and (C) if pro forma first lien net leverage ratio is less than or equal to 1.25:1.00, 2.25% for Canadian prime rate or base rate loans and 3.25% for EURIBOR, CORRA and SOFR loans. After consummation of this offering, the applicable margin for the US Term Loan Facility and the EUR Term Loan Facility will be permanently reduced by 0.25%.

In addition to paying interest on loans outstanding under the Credit Facilities, we are required to pay a commitment fee of (A) 0.50% if the pro forma first lien net leverage ratio exceeds 3.00:1.00, (B) 0.375% if the pro forma first lien net leverage ratio is equal to or less than 3.00:1.00 and greater than 2.50:1.00 or (C) 0.25% if the pro forma first lien net leverage ratio is equal to or less than 2.50:1.00, in each case, per annum on unused commitments under the Revolving Credit Facility. We are also required to pay (i) letter of credit fees on the maximum amount that is available to be drawn and/or which is unreimbursed under all outstanding letters of credit, at a rate equal to the applicable margin for SOFR-based loans under the Revolving Credit Facility on a per annum basis and (ii) customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.

Mandatory Prepayments

Subject to certain exceptions, the Borrowers are required to prepay outstanding term loans under the Term Loan Facilities in a principal amount equivalent to:

•

50% of annual excess cash flow (subject to certain customary deductions including, without limitation, any optional prepayments or permanent reductions of revolving commitments constituting indebtedness under the Credit Facilities or other first lien debt), which percentage is subject to (i) a step-down to 25% if the first lien net leverage ratio is less than or equal to 3.00:1.00, but greater than 2.50:1.00 and (ii) a step-down to 0% if the first lien net leverage ratio is less than or equal to 2.50:1.00; provided that such prepayment is required only in the amount (if any) by which such prepayment would exceed the greater of $25,000,000 and 5.0% of consolidated adjusted EBITDA (as defined in the Credit Agreement) for the relevant measurement period;

•	100% of the net cash proceeds of any incurrence of indebtedness, subject to customary exceptions; and

•

100% of (i) net cash proceeds with respect to certain asset sales and (ii) certain net insurance / condemnation proceeds, in each case, only and to the extent the aggregate amount of such proceeds in any fiscal year exceeds the greater of $25,000,000 and 5.0% of consolidated adjusted EBITDA (as defined in the Credit Agreement) for the relevant measurement period, and subject, in each case, to reinvestment rights and certain other customary exceptions.

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Voluntary Prepayment

Subject to certain notice requirements, the Borrowers may voluntarily repay outstanding loans under the Credit Facilities, in whole or in part, which may be subject to (x) with respect to loans under the US Term Loan Facility and loans under the EUR Term Loan Facility, a prepayment premium in an amount equal to 1% of the aggregate principal amount of such loans prepaid if the prepayment is made before July 24, 2025, subject to certain exceptions and (y) customary “breakage” costs with respect to EURIBOR, SOFR or CORRA loans.

Amortization and Final Maturity

The Term Loan Facilities mature on March 5, 2028, and the Revolving Credit Facility matures on (x) with respect to $7,500,000 of non-extending revolving commitments, March 5, 2026 and (y) with respect to all other revolving commitments, March 5, 2028; provided that, with respect to this clause (y), if by a date no later than the Modified Maturity Date (as defined below), any term loans with an aggregate principal amount in excess of $1,000,000,000 are outstanding and the maturity date applicable to such term loans is earlier than the date that is 90 days after March 5, 2028 (the “Trigger Maturity Date”), such maturity date shall be the later of December 5, 2027 and the date that is 91 days prior to the Trigger Maturity Date (the “Modified Maturity Date”). The loans under the Term Loan Facilities amortize at an annual rate of 1.00% of the initial principal amount of the relevant tranche, payable in quarterly installments.

Guarantees and Security

All obligations of the Borrowers under the Credit Facilities are guaranteed by Holdings, Intermediate Dutch Holdings B.V. and, subject to certain customary exceptions (including, without limitation, immaterial subsidiaries), certain wholly-owned subsidiaries of the Borrowers (collectively with the Borrowers, the “Loan Parties”). Such obligations are also secured, subject to certain exceptions, by a first priority security interest in substantially all of the assets of the Loan Parties.

Certain Covenants and Events of Default

The Credit Agreement contains a number of restrictive covenants that, subject to certain thresholds, qualifications and exceptions, restrict the ability of Intermediate Dutch Holdings B.V. and its subsidiaries to, among other things:

•	incur additional indebtedness or grant liens;

•	transfer material intellectual property outside of the credit group;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make prepayments or repurchases of any debt above a certain threshold amount that is expressly subordinated with respect to right of payment to the Credit Facilities (“Restricted Debt”);

•	agree to restrictions on the payment of certain dividends or the creation of certain liens in support of the Credit Facilities;

•	make investments, acquisitions, loans and advances;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	engage in transactions with affiliates;

•	materially alter the conduct of the business; and

•	modify the subordination terms of Restricted Debt.

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In addition, the Revolving Credit Facility includes a springing financial covenant that will be tested only if the revolving credit exposure exceeds 35% of the aggregate amount of revolving credit commitments as of the last day of any fiscal quarter. If such condition is met, the financial covenant requires Intermediate Dutch Holdings B.V. to maintain a ratio of consolidated first lien debt to consolidated EBITDA (with certain adjustments) no greater than 5.40:1.00 on the last day of such fiscal quarter. The Term Loan Facilities do not include a financial covenant.

The Credit Agreement also contains certain customary representations and warranties, affirmative covenants, reporting obligations and a passive holding company covenant with respect to Holdings. In addition, the lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which events of default include, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments and changes of control.

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Description of Share Capital

The following is a summary of some of the terms of our ordinary shares based on our Articles of Association, as they will become effective upon their amendment prior to the completion of this offering, and the Irish Companies Act.

The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Association, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Except as otherwise specified below, references to voting by our shareholders contained in this “Description of Share Capital” are references to voting by holders of ordinary shares entitled to attend and vote generally at general meetings of our shareholders.

Organization

On January 21, 2025, AI Global Investments (Netherlands) PCC Limited acquired Flower Road Limited, an Irish private company with limited liability that was incorporated in Ireland on June 6, 2017 as a dormant company. On January 23, 2025, we renamed such entity NIQ Global Intelligence Limited. Prior to this offering, NIQ Global Intelligence Limited will re-register under the Irish Companies Act 2014 as a public limited company and be renamed NIQ Global Intelligence plc. Our affairs will be governed by our Constitution, including our Memorandum and Articles of Association as will be in effect upon the listing of our ordinary shares.

Objective

As provided by and described in our Memorandum of Association, our principal objective is to carry on the business of a holding company and all associated related activities and to carry on various activities associated with that objective.

Share Capital

Immediately after the completion of this offering, our authorized share capital will be $    and €25,000, divided into    ordinary shares with a nominal value of $0.01 per share,    Preferred Shares with a nominal value of $0.01 per share and 25,000 Euro Deferred Shares with a nominal value of €1.00 per share. Upon the completion of this offering and the use of proceeds therefrom, we expect to have    ordinary shares outstanding and no outstanding shares of any other class. The 25,000 Euro deferred shares currently issued and outstanding in our share capital were issued in order to satisfy statutory capitalization requirements for all Irish public limited companies and will be redeemed for nil consideration on or around completion of this offering.

In connection with the 2021 Carve-Out Transaction, we issued a warrant to VNU International B.V., an affiliate of Nielsen Holdings, to subscribe for up to 184,284 shares of AI PAVE Dutchco I B.V., subject to adjustment, with an exercise price of $1,627.92 per share, subject to adjustment.

We may issue shares subject to the maximum authorized share capital contained in our Memorandum and Articles of Association. The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, preferred shares and Euro deferred shares, as applicable) by a resolution approved by a simple majority of the votes of our shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”) (unless otherwise determined by the directors). The shares comprising our authorized share capital may be divided into shares of any nominal value.

The rights and restrictions to which our ordinary shares will be subject will be prescribed in our Articles of Association. Our Articles of Association entitle our Board of Directors, without shareholder approval, to determine the terms of the preferred shares issued by us. The preferred shares may be preferred as to dividends, rights upon liquidation or voting in such manner as our Board of Directors may resolve. The preferred shares

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may also be redeemable at the option of the holder of the preferred shares or at our option and may be convertible into or exchangeable for shares of any other class or classes of our share capital, depending on the terms of issue of such preferred shares.

Irish law does not recognize fractional shares held of record. Accordingly, our Articles of Association will not provide for the issuance of fractional shares, and our official Irish register will not reflect any fractional shares.

Whenever an alteration or reorganization of our share capital would result in any of our shareholders becoming entitled to fractions of a share, our Board of Directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.

Transfer and Registration of Shares

Our share register is maintained by our transfer agent. Registration in this share register will be determinative of membership in us. Any of our shareholders who only hold ordinary shares beneficially will not be the holder of record of such ordinary shares. Instead, the depository or other nominee will be the holder of record of such shares. Accordingly, a transfer of ordinary shares from a person who holds such ordinary shares beneficially to a person who will also hold such ordinary shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the holder of record of such ordinary shares.

A written instrument of transfer will be required under Irish law in order to register on our official share register any transfer of ordinary shares (i) from a person who holds such ordinary shares directly to any other person or (ii) from a person who holds such ordinary shares beneficially to another person who also will hold such ordinary shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred ordinary shares or (iii) from a person who holds such shares beneficially to a person who holds such shares directly. An instrument of transfer will be required for a shareholder who directly holds ordinary shares to transfer those ordinary shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds ordinary shares may transfer those ordinary shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty, provided that there is no change in the beneficial ownership of the ordinary shares as a result of the transfer and the transfer into DTC is not made in contemplation of a sale of the ordinary shares by the beneficial owner to a third party.

Accordingly, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless such stamp duty is paid and details of the transfer are provided to our transfer agent. We do not expect to pay any stamp duty on behalf of any acquirer of ordinary shares in our capital. See “Material Tax Considerations — Material Irish Tax Considerations — Stamp Duty.” We may, in our absolute discretion, pay (or cause one of our affiliates to pay) any stamp duty.

Our Articles of Association provide that, in the event of any such payment, we (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion) and (iii) will have a lien against any of our shares in respect of which we have paid stamp duty. Our Articles of Association grant our Board of Directors general discretion to decline to register an instrument of transfer without giving a reason. In addition, our Board of Directors may decline to register a transfer of shares unless a registration statement under the Securities Act is in effect with respect to the transfer or the transfer is exempt from registration.

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The registration of transfers may be suspended at such times and for such periods, not exceeding 30 days in any year, as our Board of Directors may from time to time determine (except as may be required by law).

Issuance of Shares

We have the authority, pursuant to our Articles of Association, to increase our authorized but unissued share capital by ordinary resolution by creating additional shares of any class or series. An ordinary resolution of our company requires more than 50% of the votes cast at a shareholder meeting by our shareholders entitled to vote at that meeting. As a matter of Irish law, the Board of Directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by the Articles of Association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, our Articles of Association authorize our Board of Directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our Articles of Association were adopted in substantially the form attached as an exhibit to the registration statement of which this prospectus forms a part. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period. Our Articles of Association authorize our Board of Directors, without shareholder approval, to determine the terms of any class of preferred shares issued by us.

No Share Certificates

We do not intend to issue share certificates unless (i) certificates are required by law, any stock exchange, a recognized depository, any operator of any clearance or settlement system or the terms of issue of any class or series of our shares or (ii) a holder of our ordinary shares applies for share certificates evidencing ownership of our shares.

Under our Articles of Association, holders of our ordinary shares will have no right to certificates for their ordinary shares, except on request and on such terms as our Board of Directors, at its sole discretion, determines.

Holders’ rights to request certificates for ordinary shares are subject to any resolution of our Board of Directors determining otherwise.

No Sinking Fund

Our ordinary shares will have no sinking fund provisions.

No Liability for Further Calls or Assessments

The ordinary shares to be sold in this offering are duly and validly issued, will be credited as fully paid up and will not be subject to calls for any additional payments (non-assessable).

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, certain statutory pre-emption rights apply automatically in favor of our shareholders when our shares are issued for cash. However, we have opted out of these pre-emption rights in our Articles of Association as permitted under Irish law for the maximum period permitted of five years from the date of adoption of the Articles of Association. This opt-out must be renewed after five years under Irish law by a special resolution of the shareholders. A special resolution requires not less than 75% of the votes cast by our shareholders at a meeting of shareholders. We expect that we will seek renewal of the opt-out at an annual general meeting within five years from the date on which our Articles of Association were adopted in substantially the form attached as an exhibit to the registration statement of which this prospectus forms a part. If the opt-out expires and is not renewed, shares issued for cash must be offered to our pre-existing shareholders pro rata based on their existing

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shareholding before the shares can be issued to any new shareholders or pre-existing shareholders in an amount greater than their pro rata entitlements. The statutory pre-emption rights:

•	generally do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition);

•

do not apply to the issuance of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any dividend and capital distribution, which are sometimes referred to as non-participating shares); and

•	do not apply to the issuance of shares pursuant to certain employee compensation plans.

The Irish Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. This authority can be granted for a maximum period of five years, after which it must be renewed by the shareholders by an ordinary resolution. Our Articles of Association provide that our Board of Directors is authorized to grant, upon such terms as the board deems advisable, options to purchase (or commitments to issue at a future date) our shares of any class or series, and to cause warrants or other appropriate instruments evidencing such options or commitments to be issued. This authority under the articles will lapse after five years from the date our Articles of Association were adopted in substantially the form attached as an exhibit to the registration statement of which this prospectus forms a part. We expect that we will seek renewal of this authority at an annual general meeting before the end of that five-year period. The board of directors may issue ordinary shares upon exercise of warrants or options or other commitments without shareholder approval or authorization (up to the relevant authorized but unissued share capital). Statutory pre-emption rights will apply to the issuance of warrants and options issued by us unless an opt-out applies or shareholder approval for an opt-out is obtained in the same manner described directly above for our ordinary shares. We will be subject to the New York Stock Exchange listing rules requiring shareholder approval of certain ordinary share issuances. The Irish Takeover Rules may be applicable in certain circumstances and can impact on our ability to issue ordinary shares. See “Risk Factors — Risks Related to Irish Law.”

Under Irish law, we are prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share award, bonus share or any other share-based grant must be paid pursuant to the Irish Companies Act.

Share Repurchases and Redemptions

Overview

Our Articles of Association provide that any share that we have agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of shares by us may technically be effected as a redemption of those shares as described below under “Repurchases and Redemptions.” If our Articles of Association did not contain such provisions, repurchases by us would be subject to many of the same rules that apply to purchases of our shares by subsidiaries described below under “Purchases by Subsidiaries,” including the shareholder approval requirements described below. Except where otherwise noted, when we refer elsewhere in this prospectus to repurchasing or buying back our shares, we are referring to the redemption of shares by us pursuant to the Articles of Association or the purchase of our shares by one of our subsidiaries, in each case in accordance with our Articles of Association and Irish law as described below.

Repurchases and Redemptions

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described below under “Dividends”) or (if the company proposes to cancel the shares on redemption) the proceeds of a new issue of shares for that purpose. The redemption of redeemable shares may only be made by a public limited company where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the company. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem our shares.

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We may also be given authority by our shareholders to purchase our shares either on or off market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Our Board of Directors will also be entitled to issue preferred shares that may be redeemed either at our option or the option of the shareholder, depending on the terms of such shares. See “Description of Share Capital — Share Capital.” Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. While we hold shares as treasury shares, we cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Purchases by Subsidiaries

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of a company either on-market or off-market. A general authority of the shareholders of a company is required to allow a subsidiary to make on-market purchases of the company’s shares; however, as long as this general authority has been granted, no specific shareholder authority is required for a particular on-market purchase of the company’s shares by a subsidiary. A company may elect to seek such general authority, which must expire no later than five years after the date on which it was granted, at the first annual general meeting of a company and at subsequent annual general meetings. For an off-market purchase by a subsidiary of a company, the proposed purchase contract must be authorized by special resolution of the shareholders of the company before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of the company.

The number of shares held by the subsidiaries of a company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of the company. While a subsidiary holds shares of a company, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of a company by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of a company, less accumulated realized losses of the company on a standalone basis. In addition, no dividend or distribution may be made unless the net assets of a company are not less than the aggregate of the company’s called up share capital plus undistributable reserves and the distribution does not reduce the company’s net assets below such aggregate. Undistributable reserves include a company’s undenominated capital (effectively its share premium and capital redemption reserve) and the amount by which the company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital. The determination as to whether or not a company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of a company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland. These “relevant financial statements” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Consistent with Irish law, our Articles of Association authorize our Board of Directors to declare interim dividends without shareholder approval out of funds lawfully available for the purpose, to the extent they appear justified by profits and subject always to the requirement to have distributable reserves at least equal to the amount of the proposed dividend. Our Board of Directors may also recommend a dividend to be approved and

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declared by our shareholders at a general meeting. Our Board of Directors may direct that the payment be made by distribution of assets, shares or cash and no dividend declared or paid may exceed the amount recommended by the directors. We may pay dividends in any currency but, if we elect to pay dividends, we intend to pay such dividends in U.S. dollars. Our Board of Directors may deduct from any dividend or other moneys payable to any shareholder all sums of money, if any, due from the shareholder to us in respect of our ordinary shares.

Our Board of Directors is also authorized to issue shares in the future with preferred rights to participate in dividends declared by us. The holders of such preference shares may, depending on their terms, rank senior to the holders of our ordinary shares with respect to dividends. The 25,000 Euro deferred shares do not have any right to receive a dividend.

For information about the Irish tax considerations relating to dividend payments, see “Material Tax Considerations — Material Irish Tax Considerations — Income Tax on Dividends Paid on Our Shares.”

Bonus Shares

Under our Articles of Association, upon the recommendation of our Board of Directors, the shareholders by ordinary resolution may authorize the board to capitalize any amount credited to our undenominated capital, any of our profits available for distribution or any amount representing unrealized revaluation reserves, and use such amount for the issuance to shareholders of shares as fully paid bonus shares.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Our Articles of Association provide that we will have a first and paramount lien on every share for all debts and liabilities owed by any of our shareholders to us, whether presently due or not, payable in respect of such share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made within 14 days after notice demanding payment, we may sell the shares. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as ours and will only be applicable to our shares that have not been fully paid up.

Consolidation and Division; Subdivision

Under our Articles of Association, we may, by ordinary resolution, divide any or all of our share capital into shares of smaller nominal value than its existing shares (often referred to as a share split) or consolidate any or all of our share capital into shares of larger nominal value than its existing shares (often referred to as a reverse share split).

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital and any undenominated share capital. Upon the completion of this offering, we intend to reduce our issued share capital and undenominated share capital in order to create distributable reserves for us.

General Meetings of Shareholders

We are required under Irish law to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any annual general meeting may be held outside Ireland, provided that technological means are provided to enable shareholders to participate in the meeting without leaving Ireland.

The only matters that must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual financial statements (including profit and loss account, balance sheet and reports of the directors and auditors), the appointment of auditors and the fixing of the auditor’s fees (or delegation of same). If

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no resolution is made in respect of the reappointment of an auditor at the annual general meeting, the previous auditor will be deemed to have continued in office. At any annual general meeting, only such business may be conducted as has been brought before the meeting (i) in the notice of the meeting, (ii) by or at the direction of the Board of Directors, (iii) in certain circumstances, at the direction of the Irish High Court, (iv) as required by law or (v) such business that the chairman of the meeting determines is properly within the scope of the meeting. In addition, subject to compliance with our Articles of Association, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to the Board of Directors and propose business to be considered thereat.

Our extraordinary general meetings may be convened (i) by our Board of Directors, (ii) on requisition of the shareholders holding the number of our shares prescribed by the Irish Companies Act (currently 10% of our paid-up share capital carrying voting rights), (iii) in certain circumstances, on requisition of our auditors or (iv) in exceptional cases, by order of the Irish High Court.

Extraordinary general meetings are generally held for the purposes of approving such of our shareholder resolutions as may be required from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, the Board of Directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If the board does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by the board.

If the Board of Directors becomes aware that our net assets are half or less of the amount of our called-up share capital, the board must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date.

This meeting must be convened for the purposes of considering what measures, if any, should be taken to address the situation.

At least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our Articles of Association.

Quorum for Shareholder Meetings

Our Articles of Association provide that no business shall be transacted at any general meeting unless a quorum is present. Under our Articles of Association, the presence, in person or by proxy, of two or more shareholders holding at least 50% of the voting power of our issued shares that carry the right to vote at the meeting constitutes a quorum for the conduct of any business at a general meeting.

The provisions of our Articles of Association relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined by reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of two or more shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of the class entitled to vote at the meeting in question.

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Voting

Generally

Holders of our ordinary shares are entitled to one vote per ordinary share held as of the record date for the meeting.

Our Articles of Association provide that all votes at a general meeting will be decided by way of a poll. Voting rights on a poll may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our Articles of Association. Our Articles of Association provide that our Board of Directors may permit the appointment of proxies by the shareholders to be notified to us electronically.

In accordance with our Articles of Association, our Board of Directors may, from time to time, cause us to issue preferred shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Treasury shares (i.e., shares held by us) and our shares held by our subsidiaries will not entitle their holders to vote at general meetings of shareholders.

Other than with respect to the election of directors, as described below, except where a greater majority is required by Irish law or our Articles of Association, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting.

Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders.

Examples of matters requiring special resolutions include:

•	amending our objects as contained in our memorandum of association;

•	amending our Articles of Association (please see below in relation to an additional approval threshold for amending certain provisions of our Articles of Association);

•	approving a change of name;

•

authorizing the entry into a guarantee or the granting of security in connection with a loan, quasi loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

•	opting out of pre-emption rights on the issuance of new shares;

•	re-registering from a public limited company to a private company;

•	varying the class rights attaching to classes of shares;

•	purchasing of our own shares off-market;

•	reducing issued share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designating shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	merging with other Irish companies or with companies incorporated in the EEA, as described below under “ — Acquisitions.”

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Action by Written Consent

Prior to the completion of this offering, our shareholders may pass resolutions that are signed in writing by all shareholders. Upon the completion of this offering, any resolution or action required or permitted to be passed or taken by our shareholders may be effected only at a duly convened annual or extraordinary general meeting of our shareholders and may not be effected by any resolution or consent in writing by such shareholders.

Variation of Rights Attaching to a Class or Series of Shares

Under our Articles of Association and the Irish Companies Act, any variation of class rights attaching to our issued shares must be approved by an ordinary resolution passed at a general meeting of the shareholders of the affected class or series or with the consent in writing of the holders of a majority of the issued shares of that class of shares entitled to vote on such variation. The rights conferred upon the holder of any of our pre-existing issued shares shall not be deemed to be varied by the issuance of any preferred shares.

Record Dates

Our Articles of Association provide that our Board of Directors may set a record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date shall not be more than sixty (60) days prior to the date of the meeting. If no record date is fixed by the Board of Directors, the date immediately preceding the date on which notice of the meeting is deemed given under our Articles of Association will be the record date for such determination of members.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder to put items on the agenda of an annual general meeting, other than as set out in the Articles of Association of a company. Under our Articles of Association, in addition to any other applicable requirements, for business or nominations to be properly brought by a shareholder before an annual general meeting or an extraordinary general meeting requisitioned by shareholders, such shareholder must have given timely notice thereof in proper written form to our company secretary.

To be timely for an annual general meeting, a shareholder’s notice to our secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at our registered office not less than 90 days nor more than 120 days before the first anniversary of the notice convening our annual general meeting for the prior year. In the event that the date of the annual general meeting is changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the member must be so delivered by close of business on the day that is not earlier than 120 days prior to such annual general meeting and not later than the later of (a) 90 days prior to the day of the contemplated annual general meeting or (b) ten days after the day on which public announcement of the date of the contemplated annual general meeting is first made by us. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice. With respect to our first annual general meeting following completion of this offering, notice must be so delivered not later than the 10th day following the day on which public announcement of the date of such meeting is first made by us.

To be timely for business or nominations of a director at an extraordinary general meeting, notice must be delivered, or mailed and received not less than 90 days nor more than 120 days prior to the date of such extraordinary general meeting. If the first public announcement of the date of the extraordinary general meeting is less than 100 days prior to the date of the meeting, notice must be given by close of business 10 days after the day on which the public announcement of the date of the extraordinary general meeting is first made by us.

For nominations to the board, the notice must include all information about the director nominee that is required to be disclosed by SEC rules regarding the solicitation of proxies for the election of directors pursuant to Regulation 14A under the Exchange Act. For other business that a shareholder proposes to bring before the

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meeting, the notice must include a brief description of the business, the reasons for proposing the business at the meeting and a discussion of any material interest of the shareholder in the business. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the shareholder and the shareholder’s holdings of our shares. The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with these procedures (as set out in our Articles of Association), and if any proposed business is not in compliance with these provisions, to declare that such defective proposal shall be disregarded.

Shareholders’ Suits

In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s Board of Directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go un-redressed. The cause of action may be against a director, another person or both.

A shareholder may also bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of the Board of Directors are being exercised, in a manner oppressive to any shareholder or shareholders or in disregard of their interests as shareholders. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Our Articles of Association provide that all actions, other than those related to U.S. securities law, but including, without limitation, (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or any of our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of Irish law or our Articles of Association, and (iv) any action to interpret, apply, enforce or determine the validity of our Articles of Association, shall be brought in the courts of Ireland, which have sole and exclusive jurisdiction to determine such matters.

Inspection of Books and Records

Under Irish law, our shareholders shall have certain rights to inspect our books and records, including the right to: (i) receive a copy of our Memorandum and Articles of Association and any act of the Irish Government that alters our Memorandum and Articles of Association; (ii) inspect and obtain copies of the minutes of general meetings of shareholders (including resolutions adopted at such meetings); (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (iv) receive copies of the most recent balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any of our subsidiary companies that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors also have the right to inspect all of our books and records. The auditors’ report must be circulated to the shareholders with our Financial Statements (as defined below) at least 21 days before the annual general meeting, and such report must be read to the shareholders at our annual general meeting. The Financial Statements referenced above mean our balance sheet, profit and loss account and, so far as they are not incorporated in the balance sheet or profit and loss account, any group accounts and the directors’ and auditors’ reports, together with any other document required by law to be annexed to the balance sheet. Our auditors will also have the right to inspect all of our books, records and vouchers.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

•	a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the

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approval of: (i) more than 50% in number of the shareholders of each participating class or series voting on the scheme of arrangement, or (ii) representing 75% or more by value of the shares of such participating class or series held by the shareholders voting on the scheme of arrangement, in each case at the relevant meeting or meetings. A scheme of arrangement, if authorized by the shareholders of each participating class or series and the court, is binding on all of the shareholders of each participating class or series. Shares held by the acquiring party are not excluded from the tally of a vote on the scheme, but such shares may be considered to belong to a separate class for the purposes of approving the scheme, in which case the acquiring party’s shares would not be voted for the purposes of the separate class approval required from the remaining, non-acquiring shareholders;

•

through a tender offer by a third party pursuant to the Irish Takeover Rules. Where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the offeror) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to also transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the offeror has acquired acceptances of 80% of all of our shares but does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the offeror to acquire their shares on the same terms as the original offer, or such other terms as the offeror and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the offeror or non-tendering shareholder, may order. If our shares were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this 80% threshold would be increased to 90%; and

•

by way of a transaction with a company incorporated in the EEA under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 (as amended) or with another Irish company under the Irish Companies Act. Such a transaction must be approved by a special resolution and the Irish High Court. Shareholders also may be entitled to have their shares acquired for cash. See “ — Appraisal Rights.”

The approval of the Board of Directors, but not shareholder approval, is required for a sale, lease or exchange of all or substantially all of our assets, except that such a transaction between us and one of our directors or a person or entity connected to such a director may require shareholder approval.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. If we are being merged as the transferor company with another EEA company under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 or if we are being merged with another Irish company under the Irish Companies Act, (i) any of our shareholders who voted against the special resolution approving the merger or (ii) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash. In addition, a dissenting shareholder in a successful tender offer for an Irish company may, by application to the Irish High Court, object to the compulsory squeeze out provisions.

Disclosure of Interests in Shares

Under the Irish Companies Act, our shareholders must notify us if, as a result of a transaction, (i) the shareholder will be interested in 3% or more of our ordinary shares that carry voting rights or (ii) the shareholder who was interested in 3% or more of the shares will cease to be interested in our ordinary shares that carry voting rights. In addition, where a shareholder is interested in 3% or more of our ordinary shares, the shareholder must notify us of any alteration of its interest that brings its total holding through the nearest whole percentage number, whether an increase or a reduction. All such disclosures must be notified to us within two days of the event that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our ordinary shares held by such person will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person

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may apply to the Irish High Court to have the rights attaching to its ordinary shares reinstated. In addition to the disclosure requirement described above, under the Irish Companies Act, we may, by notice in writing, and must, on the requisition of shareholders holding 10% or more of our paid-up capital carrying voting rights, require a person whom we know or have reasonable cause to believe is, or at any time during the three years immediately preceding the date on which such notice is issued was, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in our ordinary shares, to give certain further information as may be required by us including particulars of such person or beneficial owner’s past or present interests in our ordinary shares.

Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in our ordinary shares and that person fails to give us any information required within the reasonable time specified, we may apply to a court for an order directing that the affected ordinary shares be subject to certain restrictions. Under the Irish Companies Act, the restrictions that may be placed on the ordinary shares by the court are as follows:

•	any transfer of those ordinary shares or, in the case of unissued shares, any transfer of the right to be issued with ordinary shares and any issue of such ordinary shares, shall be void;

•	no voting rights shall be exercisable in respect of those ordinary shares;

•	no further shares shall be issued in respect of those ordinary shares or in pursuance of any offer made to the holder of those ordinary shares; and

•	no payment shall be made of any sums due from us on those ordinary shares, whether in respect of capital or otherwise.

Where our ordinary shares are subject to these restrictions, the court may order the ordinary shares to be sold and may also direct that the ordinary shares shall cease to be subject to these restrictions.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Section 13 of the Exchange Act.

Anti-Takeover Provisions

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law.

Our Articles of Association allow our Board of Directors to adopt any shareholder rights plan upon such terms and conditions as the board deems expedient and in our best interest, subject to applicable law, including the Irish Takeover Rules and Substantial Acquisition Rules described below and the requirement for shareholder authorization for the issue of shares described above.

Subject to the Irish Takeover Rules described below and the Irish Companies Act, the Board of Directors also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest. It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

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Irish Takeover Rules and Substantial Acquisition Rules

A tender offer by which a third party makes an offer generally to our shareholders or a class of shareholders to acquire shares of any class conferring voting rights will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel (as well as being governed by the Exchange Act and the regulations promulgated thereunder). The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. Takeovers by means of a scheme of arrangement are also generally subject to these regulations.

General Principles. The Irish Takeover Rules are based on the following General Principles that will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer. If the Board of Directors of the target company advises the holders of the securities with respect to the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s places of business;

•	the board of a target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets must not be created in the securities of the target company or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

an offeror can only announce an offer after ensuring that it can fulfill in full any cash consideration offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•

a target company may not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company, particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer. Under certain circumstances, a person who acquires ordinary shares or other of our voting rights may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding ordinary shares at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of our voting rights, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of our voting rights, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements. A voluntary offer is a tender offer that is not a mandatory offer. If a person makes a voluntary offer to acquire outstanding ordinary shares of ours, the offer price must be no less than the highest price paid for our shares by that person or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover

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Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the offeror or any of its concert parties has acquired our shares of the same class as the shares that are the subject of the voluntary offer (i) during the period of twelve months prior to the commencement of the offer period which represent 10% or more of the nominal value of the issued shares of that class or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per share shall be not less than the highest price paid by the offeror or its concert parties for shares (of that class) during, in the case of (i), the period of twelve months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to an offeror who, together with its concert parties, has acquired less than 10% of the nominal value of the issued shares of the class of shares that is the subject of the offer in the twelve-month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of an offer or proposed offer. Where an offer period is commenced by the announcement of a possible offer, the potential offeror must, by no later than 42 days following the date of the possible offer announcement, either (i) announce a firm intention to make an offer for us in accordance with Rule 2.7 of the Irish Takeover Rules or (ii) announce that it does not intend to make such an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Irish Takeover Rule applies. This deadline can be extended at our request with the consent of the Irish Takeover Panel in accordance with Rule 2.6(c) of the Irish Takeover Rules.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights in our shares. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights in our shares is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights in our shares and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of certain other acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action. Under the Irish Takeover Rules, the Board of Directors is not permitted to take any action that might frustrate an offer for our shares during the course of an offer or at any earlier time at which the board has reason to believe an offer is or may be imminent, except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in the frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe that an offer is or may be imminent. Exceptions to this prohibition are available where:

•	the action is approved by our shareholders at a general meeting; or

•	with the consent of the Irish Takeover Panel, where:

•	the Irish Takeover Panel is satisfied that the action would not constitute a frustrating action;

•	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is in accordance with a contract entered into prior to the announcement of the offer (or prior to a time at which the board has reason to believe that an offer is or may be imminent); or

•

the decision to take such action was made before the announcement of the offer (or prior to a time at which the board has reason to believe that an offer is or may be imminent) and has been either at least partially implemented or is in the ordinary course of business.

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Insider Dealing. The Irish Takeover Rules also provide that no person, other than the offeror who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer, shall deal in relevant securities of the offeree during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

For other provisions that could be considered to have an anti-takeover effect, see “ — Transfer and Registration of Shares,” “ — Issuance of Shares — Pre-emption Rights, Share Warrants and Share Options,” “ — Voting — Generally,” “ — Voting — Variation of Rights Attaching to a Class or Series of Shares,” “ — Disclosure of Interests in Shares” and “ — Corporate Governance.”

Business Combinations with Interested Shareholders

Our Articles of Association provide that, subject to certain exceptions, we may not engage in certain business combinations with any person, other than the Advent Shareholder, the KKR Shareholder, NIM and their respective affiliates, that acquires beneficial ownership of 15% or more of our outstanding voting shares for a period of three years following the date on which such person became a 15% shareholder unless: (i) a committee of our disinterested directors approves the business combination; and (ii) in certain circumstances, the business combination is authorized by a special resolution of disinterested shareholders.

Corporate Governance

Generally

Our Articles of Association allocate authority over management of our Company to our Board of Directors. Our Board of Directors may then delegate management to committees of the board or such other persons as it thinks fit. Regardless of any delegation, the Board of Directors will remain responsible, as a matter of Irish law, for the proper management of our affairs. The Board of Directors may create new committees or change the responsibilities of existing committees from time to time.

See “Management — Board Composition and Director Independence.”

Directors: Term and Appointment

The Irish Companies Act provides for a minimum of two directors. Our Articles of Association provide that the number of directors will be not less than     and not more than      . The authorized number of directors within the prescribed range will be determined solely by our Board of Directors and does not require approval or ratification by the shareholders in a general meeting. Our directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the relevant general meeting and entitled to vote on the election of directors. If the number of the directors is reduced below the fixed minimum number, the remaining director or directors may appoint an additional director or additional directors to make up such minimum or may convene a general meeting for the purpose of making such appointment. Casual vacancies may be filled by the Board of Directors.

Our Articles of Association provide that our Board of Directors is divided into three classes serving staggered three-year terms. Shareholders do not have cumulative voting rights. Accordingly, the holder of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring.

No person may be appointed director unless nominated in accordance with our Articles of Association. Our Articles of Association provide that, with respect to an annual or extraordinary general meeting of shareholders, nominations of persons for election to our Board of Directors may be made by (i) the affirmative vote of our

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Board of Directors or a committee thereof, (ii) any shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for our Articles of Association, or (iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 178 of the Irish Companies Act, by a shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of the company and who makes such nomination in the written requisition of the extraordinary general meeting in accordance with our Articles of Association and the Irish Companies Act relating to nominations of directors and the proper bringing of special business before an extraordinary general meeting.

Under our Articles of Association, our Board of Directors has the authority to appoint directors to the board, either to fill a vacancy or as an additional director. A vacancy on the Board of Directors created by the removal of a director may be filled by an ordinary resolution of the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy. The Board of Directors may fill a vacancy by an affirmative vote of a majority of the directors. If there is an insufficient number of directors to constitute a quorum, the board may nonetheless act to fill such vacancies or call a general meeting of the shareholders. Under our Articles of Association, if the board fills a vacancy, the director’s term expires at the next annual general meeting. If there is an appointment to fill a casual vacancy or an addition to the board, the total number of directors shall not at any time exceed the number of directors from time to time fixed by the board in accordance with the Articles of Association.

Removal of Directors

The Irish Companies Act provides that, notwithstanding anything contained in the Articles of Association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to the shareholders not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal.

Directors’ Duties

Our directors have certain statutory and fiduciary duties. All of our directors have equal and overall responsibility for our management (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the statutory and common law fiduciary duties of acting in good faith in the interests of our company and exercising due care and skill. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies like us, directors are under a specific duty to ensure that the company secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a fiduciary duty to avoid conflicts of interest. Irish law and our Articles of Association provide that: (i) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (ii) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (iii) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the Board of Directors in respect of such a contract, and such a contract will not be voidable solely as a result.

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Indemnification of Directors and Officers; Insurance

To the fullest extent permitted by Irish law, our Articles of Association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its Articles of Association or any contract between the company and the director or company secretary. This restriction does not apply to our executives who are not directors, the company secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Act.

Our Articles of Association also contain indemnification and expense advancement provisions for persons who are not directors or our company secretary.

We are permitted under our Articles of Association and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, we and certain of our subsidiaries intend to enter into agreements to indemnify our directors to the maximum extent allowed under applicable law before the completion of the offering. These agreements, among other things, will provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ winding up. In the case of a shareholder’s voluntary winding up, we must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Corporate Enforcement Authority in Ireland where our affairs have been investigated by an inspector and it appears from the report or any information obtained by the Corporate Enforcement Authority that we should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles of Association or the terms of any shares issued by the Board of Directors from time to time. If the Articles of Association and terms of issue of our shares contain no specific provisions in respect of a dissolution or winding up then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles of Association provide that our ordinary shareholders may be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of ordinary shareholders to participate may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

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Exchange Controls

There is no limitation imposed by Irish law or by our Articles of Association on the right of a non-resident to hold or vote our ordinary shares.

Listing

We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “NIQ.”

Differences in Corporate Law

We, and our relationships with our shareholders, are governed by Irish corporate law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are available to directors and shareholders of U.S. corporations. To help you understand these differences, we have prepared the following summary comparing certain important provisions of Irish corporate law (as modified by our Articles of Association) with those of Delaware corporate law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

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	Ireland	Delaware

Number of Directors	The Irish Companies Act provides for a minimum of two directors for an Irish incorporated public limited company. Our Articles of Association provide that the number of directors will be not less than two and not more than . The authorized number of directors within the prescribed range will be determined solely by our Board of Directors and does not require approval or ratification by the shareholders in a general meeting. Our shareholders may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the Articles of Association. Our Articles of Association provide that our Board of Directors is divided into three classes serving staggered three-year terms.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors

Under the Irish Companies Act, the shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to company not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting.

The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against us in respect of his or her removal.

Our Articles of Association also provide that the office of a director will also be vacated if the director is restricted or disqualified to act as a director under the Irish Companies Act; resigns his or her office by notice in writing to us or in writing offers to resign and the directors resolve to accept such offer; or is requested to resign in writing by not less than 75% of the other directors.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

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Vacancies on the Board of Directors

Any vacancy on our Board of Directors, including a vacancy resulting from an increase in the number of directors or from the death, resignation, retirement, disqualification or removal of a director, shall be deemed a casual vacancy. Casual vacancies may be filled by the Board of Directors by an affirmative vote of a majority of the directors, provided that the appointment does not cause the number of directors to exceed the number of directors from time to time fixed by the board in accordance with the Articles of Association.

Any director of a class of directors elected to fill a vacancy shall have the same remaining term as that of his predecessor. A director retiring shall retain office until the close or adjournment of the meeting.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting

We are required under Irish law to hold annual general meetings at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end.

The only matters that must, under Irish law, be transacted at an annual general meeting are the presentation of the annual financial statements (including profit and loss account, balance sheet and reports of the directors and auditors), the appointment of auditors and the fixing of the auditor’s fees (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at the annual general meeting, the previous auditor will be deemed to have continued in office.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Our extraordinary general meetings may be convened (i) by our Board of Directors, (ii) on requisition of the shareholders holding 10% of our paid-up share capital carrying voting rights, (iii) in certain circumstances, on requisition of our auditors, or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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If our Board of Directors becomes aware that our net assets are half or less of the amount of our called-up share capital, the board must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering what measures, if any, should be taken to address the situation.

Notice of General Meetings

At least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our Articles of Association. General meetings may be called by shorter notice, but only with the consent of our auditors and all of our shareholders entitled to attend and vote thereat.

In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Under Irish law, upon receipt of this requisition notice, the Board of Directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If the board does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by the board.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Quorum

The presence, in person or by proxy, of two or more persons holding or representing by proxy at least a majority of the voting power of our issued shares that carry the right to vote at the meeting constitutes a quorum for the conduct of business. Our Articles of Association provide that no business shall be transacted at any general meeting unless a quorum is present.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws,

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a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy

Under Irish law, a shareholder may designate another person to attend, speak and vote at a general meeting of the company on their behalf by proxy, which proxy need not be a shareholder.

Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy.

Voting rights may be exercised by shareholders registered in the share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our Articles of Association.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Issue of New Shares

The authorized share capital provided for in our Memorandum and Articles of Association may be increased or reduced by ordinary resolution. As a matter of Irish law, the Board of Directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by the Articles of Association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, our Articles of Association authorize our Board of Directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our Articles of Association were adopted in substantially the form attached as an exhibit to the registration statement of which this prospectus forms a part. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period. Our Articles of Association authorize our Board of Directors, without shareholder

Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize the issuance of additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

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approval, to determine the terms of any class of preferred shares issued by us.

Takeovers

Takeover of certain Irish public companies, including us, are regulated by statutory takeover rules, which are administered by the Irish Takeover Panel.

In addition to the merger mechanisms under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 and the Irish Companies Act referred to above, Irish law provides two principal ways for the control of a public company to change. The first method involves a public offer for the shares of that company. The number of shares required to vote in favor of a proposal to force minority shareholders of a public company, such as us, is 80% under the Irish Companies Act.

The second method of acquiring control of an Irish public company is by a scheme of arrangement. A company proposes the scheme of arrangement to its shareholders, which, if accepted, would result in the company being acquired by a third party. A scheme of arrangement must be approved by a majority in number of shareholders representing 75% in value of the shares of each relevant class actually voting at a general meeting.

If the scheme is approved, and subsequently confirmed by the Irish High Court, it becomes binding on all of the target shareholders, regardless of whether they voted on the scheme.

A general principle of Irish takeover law is that the directors of a company that is the target of an offer (or of a company which the directors believe will soon be the target of an offer) must refrain from frustrating that offer or depriving shareholders of the opportunity to consider the merits of the offer, unless the shareholders approve of such actions in a general meeting.

Under Delaware law, the Board of Directors may take defensive actions against a takeover if the directors believe in good faith that the takeover is a threat to the company’s interests and if the response is reasonable in light of the threat posed by the takeover. However, the board may not use such measures for its own personal interests. For example, a board may institute defensive measures to allow it to negotiate a higher price with the acquirer or prevent shareholders from being coerced into selling at a price that is clearly too low.

However, the board may not use such measures just to keep itself in control of the company. In contrast, Irish takeover law only allows the directors to advise shareholders (by way of a publicly available announcement) on the merits and drawbacks of any particular offer and to recommend shareholders to accept or reject such offer.

Preemptive Rights	Under Irish law, certain statutory pre-emption rights apply automatically in favor of our shareholders when our shares are issued for cash. However, we have opted out of these pre-emption	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that,

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	rights in our Articles of Association as permitted under Irish law for the maximum period permitted of five years from the date of adoption of the Articles of Association. This opt-out must be renewed after five years under Irish law by a special resolution of the shareholders. If the opt-out expires and is not renewed, shares issued for cash must be offered to our pre-existing shareholders pro rata based on their existing shareholding before the shares can be issued to any new shareholders or pre-existing shareholders in an amount greater than their pro rata entitlements.	such rights are expressly provided for in the certificate of incorporation.

Acquisition of Own Shares

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem our shares.

We may also be given an additional general authority by our shareholders to purchase our own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares that we hold at any time must not exceed 10% of the nominal value of our issued share capital. While we hold shares as treasury shares, we cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of a company either on-market or off-market. A general authority of the shareholders of a company is required to allow a subsidiary to make on-market purchases of the company’s shares; however, as long as this general authority

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

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has been granted, no specific shareholder authority is required for a particular on-market purchase of the company’s shares by a subsidiary. A company may elect to seek such general authority, which must expire no later than five years after the date on which it was granted, at the first annual general meeting of a company and at subsequent annual general meetings. For an off-market purchase by a subsidiary of a company, the proposed purchase contract must be authorized by special resolution of the shareholders of the company before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of the company.

Dividends	Under Irish law, dividends and distributions may only be made from distributable reserves which are, generally, a company’s accumulated realized profits less its accumulated realized losses. In addition, no distribution or dividend may be made if our net assets are not, or if making such distribution or dividend will cause our net assets to not be, equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves. Undistributable reserves include the company’s undenominated capital and the amount by which a company’s accumulated unrealized profits exceeds its accumulated unrealized losses. The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our most recent unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland) The Articles of Association (as will be in effect upon the listing of our ordinary shares) will authorize our Board of Directors to declare an interim dividend without shareholder approval to the extent they appear justified by profits. Our Board of Directors may also recommend a dividend to be

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the Board may declare and pay dividends out of:

(1) surplus of the corporation, which is defined as net assets less statutory capital; or

(2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year;

provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the Board may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

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approved and declared by the shareholders at a general meeting, provided that no dividend issued may exceed the amount recommended by the directors.

Alteration of Share Capital

Under our Articles of Association, we may, by ordinary resolution, divide any or all of our share capital into shares of smaller nominal value than its existing shares (often referred to as a share split) or consolidate any or all of our share capital into shares of larger nominal value than its existing shares (often referred to as a reverse share split).

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital and any undenominated share capital.

General Provisions Governing a Liquidation; Liquidation Distributions

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ winding up. In the case of a shareholder’s voluntary winding up, we must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Corporate Enforcement Authority in Ireland where our affairs have been investigated by an inspector and it appears from the report or any information obtained by the Corporate Enforcement Authority that we should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles of Association or the terms of any shares issued by the Board of Directors from time to time.

Upon the dissolution of a Delaware corporation, after satisfaction of the claims of creditors, the assets of that corporation would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preference shares may have to preferred distributions upon dissolution or liquidation of the corporation.

Liability of Directors and Officers

To the fullest extent permitted by Irish law, our Articles of Association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for

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permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its Articles of Association or any contract between the company and the director or company secretary. This restriction does not apply to our executives who are not directors, the company secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Act.

We are permitted under our Articles of Association and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

We also expect to enter indemnification agreements with our directors and officers with additional indemnification and related rights.

damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Inspection of Corporate Records

Under Irish law, members of the general public have the ability to inspect our public documents available at the Irish Companies Registration Office. Our shareholders also have the right to inspect our register of directors and secretaries and minutes of general meetings. Our audited financial statements must be presented to our shareholders at each annual general meeting (and made available to our shareholders in advance of an annual general meeting).

Delaware law permits a shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to his or her interest as a shareholder.

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The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. A company is required to maintain its share register in Ireland. A company is required to keep at its registered office a register of directors and officers that is also open for inspection. Irish law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Voting Rights

Under our Articles of Association, each holder of our ordinary shares is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. The holder(s) of our Euro Deferred Shares are not entitled to a vote. We may not exercise any voting rights in respect of any shares held as treasury shares. Any shares held by our subsidiaries will count as treasury shares for this purpose, and such subsidiaries cannot therefore exercise any voting rights in respect of those shares.

Under our Articles of Association, the election of directors at a general meeting of shareholders will require a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Amendment to Articles of Association

Pursuant to Irish law, any amendment to our Memorandum and Articles of Association will require approval by 75% of the votes cast at a meeting of shareholders of which due notice has been given.

Pursuant to Irish law, the certificate of incorporation of a company (which simply evidences the date of the company’s incorporation and its registered number and the fact that it has been incorporated) may not be amended.

Under Delaware law, a company’s certificate of incorporation may be amended if the amendment is approved by both the Board of Directors and the shareholders. Unless a different percentage is provided for in the certificate of incorporation or required by law, a majority of the voting power of the shareholders of the corporation is required to approve an amendment.

Under Delaware law, the certificate of incorporation may limit or remove the voting power of a class of the company’s shares. However, if the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of a class of shares, the holders of shares of that class are entitled to vote, as a class, upon the proposed amendment, without regard to the restriction in the certificate of incorporation.

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Delaware law allows the bylaws of the corporation to be amended either by the stockholders or, if allowed in the certificate of incorporation, by the Board of Directors by a majority of voting power.

Shareholder Vote on Certain Transactions

Most shareholder actions or resolutions may be passed by a simple majority of votes cast. Certain actions (including the amendment of the majority of the provisions of our Memorandum and Articles of Association) require approval by 75% of the votes cast at a meeting of shareholders.

Pursuant to Irish law, the disposal of or acquisition of assets by a company requires the approval of its Board of Directors only. However, certain acquisitions and disposal of assets may also require shareholder approval. Pursuant to Irish law, shareholder approval in connection with a transaction involving NIQ Global Intelligence plc would be required under the following circumstances:

•  in connection with a scheme of arrangement, both a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve such a scheme would be required;

•  in connection with an acquisition of NIQ Global Intelligence plc by way of a merger with an EU company under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023, approval by a special resolution of the shareholders would be required; and

•  in connection with a merger with an Irish company under the Irish Companies Act, approval by a special resolution of shareholders would be required.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. If we are being merged as the transferor company with another EEA company under the European Union (Cross-Border Conversions, Mergers and

Under Delaware law, in certain circumstances, appraisal rights allow stockholders to challenge the fairness of a corporate action and, if the Court of Chancery determines that such stockholder is entitled to appraisal, receive the fair market value of such

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	Divisions) Regulations 2023 or if we are being merged with another Irish company under the Irish Companies Act, (i) any of our shareholders who voted against the special resolution approving the merger or (ii) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash. In addition, a dissenting shareholder in a successful tender offer for an Irish company may, by application to the Irish High Court, object to the compulsory squeeze out provisions.	stockholders’ shares subject to the transaction, as determined by the Court of Chancery.

Standard of Conduct for Directors

The directors of NIQ Global Intelligence plc have certain statutory and fiduciary duties as a matter of Irish law, which are due to the Company and not to the Company’s individual shareholders. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees may have additional responsibilities and duties arising under their employment agreements (if applicable), and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The Irish Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies, including duties:

•  to act in good faith and in the best interests of the company;

•  to act honestly and responsibly in relation to the company’s affairs;

•  to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;

•  not to misuse the company’s property, information and/or opportunity;

•  not to fetter their independent judgment;

•  to avoid conflicts of interest;

•  to exercise care, skill and diligence;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

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•  to have regard for the interests of the company’s shareholders; and

•  to have regard to the interests of its creditors where the relevant director believes, or has reasonable cause to believe, that the company is, or is likely to be, unable to pay its debts, or becomes aware of its insolvency.

Other statutory duties of directors include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers, making certain filings and disclosing personal interests. Directors of public limited companies such as NIQ Global Intelligence plc will have a specific duty to ensure that the company secretary is a person with the skills or resources necessary to discharge his or her statutory duties. Pursuant to Irish law, the question of whether a director has acted properly will typically be assessed on a case-by-case basis with regard to the circumstances surrounding the director’s action. Directors may rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (1) other directors, officers or employees of the company whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (2) legal counsel, public accountants or other persons as to matters the director reasonably believes to be within their professional or expert competence, or (3) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believed to merit confidence.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Interested Directors

Pursuant to Irish law, directors who have an interest in a transaction or proposed transaction with the Company must disclose that interest to the Board of Directors when the proposed transaction is first considered (unless such interest has previously been disclosed). Our Articles of Association provide that an interested director may vote on a resolution concerning a matter in which he or she has declared an interest.

Delaware law specifies that if a director has an interest in a transaction, that transaction would be voidable by a court unless either (i) the material facts about the interested director’s relationship or interests are disclosed or are known to the Board of Directors and a majority of the disinterested directors authorize the transaction, (ii) the material facts about the interested director’s relationship or interests are disclosed or the

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Pursuant Irish law and as noted above, directors also have a general duty to avoid conflicts of interest. A director may be required to account to the Company for any personal profit he or she has made in breach of this duty unless he or she has been specifically released stockholders entitled to vote and the transaction is specifically approved in good faith by such stockholders or (iii) the transaction was fair to the company when it was authorized, approved or ratified. In addition, the interested director could be held liable for a transaction in which he or she derived an improper personal benefit.

Shareholders’ Suits

Under Irish law, our shareholders generally may not sue our directors directly for a breach of duty nor may they sue for wrongs suffered by us.

In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s Board of Directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed. The cause of action may be against the director, another person, or both.

In contrast to a derivative action, Irish law permits an action by a shareholder in his or her own right on the basis of the infringement of his or her personal rights as a shareholder. A shareholder may commence a suit in a representative capacity for him or herself as well as other similarly affected consenting shareholders. Additionally, under Irish law, any shareholder who claims that our affairs are being conducted, or that the powers of our directors are being exercised, in a manner oppressive to his or her interests as a shareholder, may apply to the Irish courts for an appropriate order.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

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Shares Eligible for Future Sale

Before this offering, there has been no public market for our ordinary shares. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise capital through sales of our equity securities.

As of    2025, we had   outstanding ordinary shares, after giving effect to the Reorganization and the issuance of ordinary shares in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

All of the shares to be issued in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering,   ordinary shares issuable pursuant to awards granted under certain of our equity plans that will be covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

All of the remaining   ordinary shares outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbors provided by Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-Up Restrictions

We and all of our directors, officers, and the holders of      of our outstanding ordinary shares have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and who has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of ordinary shares outstanding, which will equal approximately     shares immediately after this offering; and (ii) the average weekly trading volume of our ordinary shares on   during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

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Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired ordinary shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with minimum holding period requirements of Rule 144.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the ordinary shares that are subject to outstanding options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up restrictions applicable to those shares.

Registration Rights

Subject to the lock-up restrictions described above, following this offering, certain holders of our ordinary shares may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their ordinary shares in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

10b5-1 Plans

After the offering, certain of our employees, including our executive officers, and/or our directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

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Material U.S. Federal Income Tax Considerations

The following is a description of material U.S. federal income tax considerations of the acquisition, ownership and disposition of ordinary shares acquired pursuant to this offering by a U.S. Holder, as defined below. This description only applies to ordinary shares held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment) and does not address, except as explicitly set forth below, aspects of U.S. federal income taxation that may be applicable to U.S. Holders that are subject to special tax rules, such as:

•	banks or other financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	tax-exempt organizations;

•

persons that will own ordinary shares through partnerships (including any entities or arrangements classified as partnerships) or other pass-through entities, in each case, for U.S. federal income tax purposes;

•	brokers, dealers or other traders in securities or currencies;

•	U.S. Holders that have a functional currency other than the U.S. dollar;

•	certain former citizens and former long-term residents of the United States;

•	U.S. Holders that use a mark-to-market method of accounting;

•	U.S. Holders that will hold ordinary shares as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes; or

•	direct, indirect or constructive owners of 10% or more of our total combined voting power or 10% or more of the total value of our ordinary shares.

Moreover, this description does not address the 3.8% Medicare contribution tax on net investment income, the U.S. federal estate and gift tax, the alternative minimum tax or any state, local or non-U.S. consequences of the acquisition, ownership and disposition of ordinary shares. We have not received nor do we expect to seek a ruling from the Internal Revenue Service, or IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of ordinary shares.

This description is based on the Code, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, each as available and in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could affect the tax considerations described herein.

For purposes of this description, a U.S. Holder is a beneficial owner of ordinary shares who for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

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•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(a) if a court within the United States can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of that trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of such partnership. Such partner or partnership should consult its own tax advisors as to the U.S. federal income tax consequences of acquiring, owning and disposing of the ordinary shares.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEIR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Distributions on ordinary shares

As described in “Dividend policy,” above, following the completion of the offering, our Board of Directors does not intend to pay dividends on our ordinary shares, and we do not anticipate paying any distributions on our ordinary shares in the foreseeable future. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in the agreements governing our credit facilities, the indentures governing our outstanding notes, applicable law and other considerations, determine to pay dividends in the future. If we were to pay any distributions on our ordinary shares, subject to the considerations in “—Passive Foreign Investment Company Considerations,” discussed below, such distributions generally would be taxable to a U.S. Holder as foreign-source dividend income, and would generally not be eligible for the dividends received deduction allowed to certain corporations in respect of dividends received from other U.S. corporations. Dividend income generally is taxed as ordinary income. Dividend income may be treated as “qualified dividend income” and subject to tax at a lower capital gains rate with respect to U.S. Holders that are individuals (or certain trusts and estates) if we and our ordinary shares meet certain requirements discussed below.

Distributions, if any, in excess of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) would be treated as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted basis in its ordinary shares and thereafter as capital gain (which rate will depend on the holding period of a U.S. Holder). However, we have not maintained calculations of our earnings and profits (including all of our subsidiaries’ earnings and profits) in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution paid with respect to ordinary shares would constitute ordinary dividend income. U.S. Holders should consult their own tax advisors regarding the availability of preferential rates on dividends in light of their particular circumstances.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be considered “qualified dividend income” and thus subject to lower capital gains rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC or a surrogate foreign corporation as defined under Section 7874 of the Code) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are expected to be readily tradable on an established securities market, the   . There can be no assurances, however, that our ordinary shares will be considered readily tradable on an established securities market in the United States in later years. U.S. Holders should consult their own tax advisors regarding the availability of the reduced “qualified dividend income” rate in light of their particular circumstances.

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Unless an exemption does not apply, including because of a change in law, dividends paid by an Irish corporation to a U.S. Holder may be subject to Irish dividend withholding tax. A U.S. Holder may be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability for Irish taxes withheld from dividends. Application of the U.S. foreign tax credit rules are complex. U.S. Holders should consult their own tax advisors concerning the foreign tax credit rules in light of their particular circumstances. See “—Material Irish Tax Considerations—Withholding Tax on Dividends.”

U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received.

Sale, exchange, or other taxable disposition of ordinary shares

Subject to the considerations in “—Passive Foreign Investment Company Considerations,” discussed below, upon the sale, exchange, or other taxable disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the U.S. Holder’s adjusted tax basis in its ordinary shares. Assuming we are not a PFIC and have never been treated as a PFIC during a U.S. Holder’s holding period for our ordinary shares, such gain or loss generally will be treated as long-term capital gain or loss if a U.S. Holder’s holding period in such ordinary shares exceeds one year at the time of such disposition. Long-term capital gains may be taxed at lower rates than ordinary income for certain non-corporate taxpayers. The deductibility of capital losses is subject to significant limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. Holder’s initial tax basis in the ordinary shares will generally equal the cost of such ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax treatment of capital gains and capital losses including the availability of the U.S. foreign tax credit based on their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

Under the Code, a non-U.S. corporation will be classified as a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (a) 75% or more of our gross income consists of “passive income,” or (b) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash) (such test described in clause (b), the “Asset Test”). For purposes of the above calculations, a non-U.S. corporation will be treated as if it holds its proportionate share of the assets of, and receive directly its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.

We do not believe that we were a PFIC for our most recently ended taxable year, and we do not expect to be a PFIC for the foreseeable future. However, the determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value and composition of our assets (including goodwill), all of which are subject to change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future. Even if we have determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are classified as a PFIC, a U.S. Holder may be subject to increased tax liability and an interest charge in respect of any gain a U.S. Holder realizes on the sale or other disposition of ordinary shares and on the receipt of certain “excess distributions” from us. Other adverse U.S. tax consequences may also apply. The adverse consequences resulting from our being classified as a PFIC can be mitigated in some cases if a U.S. Holder is

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eligible for and timely make either (i) a valid election to treat us as a “qualified electing fund” (a “QEF election”) (in which case such U.S. Holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, but not losses) or (ii) in any year in which our ordinary shares qualify as “marketable stock” for purposes of these rules, a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of a U.S. Holder’s ordinary shares for that year or a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). In order for a U.S. Holder’s to be able to make a QEF election, we would have to provide a U.S. Holder with certain information that we do not expect to provide. U.S. Holder’s should consult their own tax advisors regarding the adverse consequences of owning ordinary shares if we were to become a PFIC, and the availability and consequences of making a QEF election or a mark-to-market election in such circumstances. Furthermore, if we are considered a PFIC, a U.S. Holder of ordinary shares may be required to file an IRS Form 8621 on an annual basis.

U.S. backup withholding tax and information reporting

Backup withholding and information reporting requirements may apply to distributions on, and to proceeds from the sale, exchange, redemption, or disposition of ordinary shares that are held by U.S. Holders. The payor will be required to backup withhold tax on payments made within the United States, or by a U.S. payor or certain U.S. intermediaries (and certain subsidiaries thereof), on an ordinary share to a U.S. Holder, other than an exempt recipient, if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. In order to establish an exemption from the backup withholding requirements, the U.S. Holder may be required to provide a certification of their exempt status on a duly executed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information in a timely manner.

Prospective investors should consult their own tax advisors with respect to such rules and other tax information reporting requirements that may be applicable to them based on their particular circumstances.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of ordinary shares.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF YOUR ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

Material Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax considerations for certain beneficial owners of our ordinary shares. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this prospectus and on correspondence with the Irish Revenue. Changes in law or administrative practice may result in an alteration of the tax considerations described below, possibly with retrospective effect.

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The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and holders of our ordinary shares should consult their own tax advisors about the Irish tax considerations (and tax considerations under the laws of any other relevant jurisdictions) of the acquisition, ownership and disposal of our ordinary shares. The summary applies only to shareholders who will beneficially own our ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trusts, insurance companies, collective investment schemes and individuals who have, or who are deemed to have, acquired our ordinary shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

A non-Irish resident and non-Irish ordinarily resident individual should not be subject to Irish capital gains tax on a disposal of our ordinary shares provided such shareholder has not at any time used their ordinary shares in or for the purposes of a trade carried on by such shareholder through an Irish branch or agency and has not at any time used, held or acquired for use their ordinary shares by or for the purposes of such an Irish branch or agency.

A holder of ordinary shares who is an individual and who is temporarily non-resident in Ireland for Irish tax purposes may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of ordinary shares during the period in which such individual is non-resident.

A non-individual shareholder who is not resident in Ireland for Irish tax purposes should not be subject to Irish capital gains tax on a disposal of our ordinary shares provided such shareholder has not at any time used their ordinary shares in or for the purposes of a trade carried on by such shareholder through an Irish branch or agency and has not at any time used, held or acquired for use their ordinary shares by or for the purposes of such an Irish branch or agency.

Stamp Duty

Unless an exemption applies, the rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is typically 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the transferee.

Irish stamp duty may, depending on the manner in which our shares are held, be payable in respect of transfers of our shares.

Shares held through DTC

A transfer of our ordinary shares from a seller who holds such shares beneficially (i.e., through DTC) to a buyer who holds the acquired shares beneficially (i.e., through DTC) which is effected by the debit/credit of book entry interests representing the ordinary shares through DTC will not be subject to Irish stamp duty. On the basis that most of our ordinary shares are expected to be held through DTC, it is anticipated that most transfers of our ordinary shares will be exempt from Irish stamp duty.

We strongly recommend that any person who wishes to acquire our ordinary shares pursuant to the offering acquire such shares beneficially (i.e., through DTC).

Shares held outside of DTC or transferred into or out of DTC

A transfer of our shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

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•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Withholding Tax on Dividends

As noted elsewhere in this prospectus, we do not expect to pay dividends for the foreseeable future. To the extent that we do make dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), it should be noted that such distributions made by us will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax (“DWT”), currently at a rate of 25%.

For DWT purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT at source and remitting the relevant amount to the Irish Revenue.

Notwithstanding the availability of an exemption from DWT listed below, payments of distributions to “associated entities” in jurisdictions that are on the EU list of non-cooperative jurisdictions or zero-tax jurisdictions may be subject to DWT. Association for these purposes generally means a 50% ownership connection (assessed on the basis of share ownership, voting power or entitlement to profits on a distribution) or the ability to participate on the board of directors in a manner that causes, or could cause, the affairs of the company to be conducted in accordance with that person’s wishes. Association can also arise where a third entity has such rights or influence in respect of two entities.

General Exemptions

The following is a general overview of the scenarios where it will be possible for us to make payments of dividends without deduction of DWT.

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

•

a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, as of January 2025, see below);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•

a company, wherever resident, that is controlled, directly or indirectly, by a person or persons resident in a Relevant Territory and who is or are (as the case may be) not controlled, directly or indirectly, by a person or persons who is or are not resident in a Relevant Territory;

•

a company, wherever resident, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•

a company, wherever resident, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above (but subject to “Shares Held by U.S. Resident Shareholders” below), we have received from the shareholder, the relevant DWT form(s) prior to the payment of the dividend and such DWT Form(s) remain valid.

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In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, shareholders, where required, should furnish the relevant DWT Form to:

•

its broker (and the relevant information is further transmitted to a qualifying intermediary appointed by us) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its ordinary shares are held through DTC; or

•	our transfer agent at least seven business days before the record date for the dividend if its ordinary shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this prospectus.

The Company intends to put an agreement in place with a qualifying intermediary which is recognized by the Irish Revenue as a “qualifying intermediary” and which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC, as described below. The agreement will generally provide for certain arrangements relating to distributions in respect of those ordinary shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities, after the Company delivers, or causes to be delivered, to the qualifying intermediary the cash to be distributed.

We will rely on information received directly or indirectly from brokers and our transfer agent in determining where shareholders reside, whether they have provided an address in the United States and whether they have provided the required DWT Forms. Shareholders who are required to file DWT Forms in order to receive their dividends free of DWT should note that such forms are generally valid until December 31 of the fifth year after the year of issue of the forms and new forms must be filed before the expiration of that period in order to continue to enable them to receive dividends without DWT.

For non-Irish resident shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is a party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

Shares Held by U.S. Resident Shareholders through DTC

A submission will be made to the Irish Revenue to confirm that dividends paid on our ordinary shares that are owned by residents of the United States and held beneficially (i.e., through DTC) will not be subject to DWT provided that the address of the beneficial owner of the ordinary shares in the records of the broker is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by us). We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can further transmit the relevant information to our qualifying intermediary).

Shares Held by U.S. Resident Shareholders outside of DTC

Subject to the transitional arrangements discussed in the immediately following paragraph, all shareholders who are residents of the United States and hold their ordinary shares directly (regardless of when such shareholders acquired their ordinary shares) must provide a valid DWT Form or a valid IRS Form 6166 to receive dividends paid on their ordinary shares without DWT. We strongly recommend that such shareholders ensure that the appropriate DWT Form or IRS Form 6166 is provided to our transfer agent as soon as possible after acquiring their ordinary shares.

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The submission that will be made to the Irish Revenue will also request confirmation that holders of our ordinary shares who are residents of the United States who held AI PAVE Dutchco I B.V. shares directly on the date immediately prior to completion of the Reorganization may be given a period of one year from the date on which the last shareholder vote approving the Reorganization is held to provide a valid DWT Form or valid IRS Form 6166 to our transfer agent and that dividends can be paid to these shareholders without deduction of DWT during this transitional one-year period.

If any shareholder who is resident in the United States receives a dividend subject to DWT, he or she should generally be able to make an application for a refund from the Irish Revenue on the prescribed form.

Shares Held by Residents of “Relevant Territories” Other than the United States

Subject to the transitional arrangements discussed in the immediately following paragraph, holders of our ordinary shares who are residents of “Relevant Territories,” other than the United States, must satisfy one of the exemptions referred to above under the heading “General Exemptions” in order to receive distributions without suffering DWT and provide a valid DWT Form to his or her broker (so that the relevant information can be further transmitted to our qualifying intermediary) (in the case of ordinary shares held beneficially), or to our transfer agent (in the case of ordinary shares held directly). We strongly recommend that such holders of ordinary shares complete the appropriate DWT Forms and provide them to their brokers or our transfer agent, as the case may be, as soon as possible after acquiring their ordinary shares.

The submission that will be made to the Irish Revenue will request confirmation that holders of our ordinary shares who are residents of “Relevant Territories” other than the United States who held shares in AI PAVE Dutchco I B.V. on the date immediately prior to completion of the Reorganization may be given a period of one year from the date on which the last shareholder vote approving the Reorganization is held, to provide a valid DWT Form to his or her broker or to our transfer agent and that dividends can be paid to these shareholders without deduction of DWT during this transitional one-year period.

If any holder of ordinary shares who is resident in a “Relevant Territory” receives a dividend subject to DWT, he or she may make an application for a refund from the Irish Revenue on the prescribed form.

Shares Held by Other Persons

Shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT.

If any shareholder is exempt from DWT, but receives a dividend subject to DWT, he or she may make an application for a refund from the Irish Revenue on the prescribed form.

The submission that will be made to Irish Revenue will request confirmation that distributions paid in respect of our ordinary shares held through DTC that are owned by a partnership formed under the laws of a “Relevant Territory” and where all the underlying partners are resident in a “Relevant Territory” will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us). If any partner is not a resident of a “Relevant Territory,” no part of the partnership’s position is entitled to exemption from DWT.

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LIST OF RELEVANT TERRITORIES FOR THE PURPOSES OF

IRISH DIVIDEND WITHHOLDING TAX (AS OF JANUARY 2025)

Albania	Finland	Lithuania	Saudi Arabia
Armenia	France	Luxembourg	Serbia
Australia	Georgia	Macedonia	Singapore
Austria	Germany	Malaysia	Slovak Republic
Bahrain	Ghana	Malta	Slovenia
Belarus	Greece	Mexico	South Africa
Belgium	Hong Kong	Moldova	Spain
Bosnia & Herzegovina	Hungary	Montenegro	Sweden
Botswana	Iceland	Morocco	Switzerland
Bulgaria	India	Netherlands	Thailand
Canada	Israel	New Zealand	The Republic Of Turkey
Chile	Italy	Norway	Ukraine
China	Japan	Oman	United Arab Emirates
Croatia	Kazakhstan	Pakistan	United Kingdom
Cyprus	Kenya	Panama	United States
Czech Republic	Korea	Poland	Uzbekistan
Denmark	Kuwait	Portugal	Vietnam
Egypt	Kosovo	Qatar	Zambia
Estonia	Latvia	Romania
Ethiopia	Liechtenstein	Russia

Income Tax on Dividends Paid on Our Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on our dividends. An exception to this position may apply where such shareholder holds our shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. The DWT deducted by us discharges the liability to income tax. An exception to this position may apply where the shareholder holds our shares through a branch or agency in Ireland through which a trade is carried on.

Capital Acquisitions Tax

Irish capital acquisitions tax, or CAT, comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of our shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our shares are regarded as property situated in Ireland for Irish CAT purposes as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

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There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

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Underwriting

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and UBS Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
UBS Securities LLC
Barclays Capital Inc.
RBC Capital Markets, LLC

Total

The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the ordinary shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional ordinary shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the ordinary shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

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approximately $    . We agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission (“SEC”) a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of    for a period of 180 days after the date of this prospectus, other than the ordinary shares to be sold in this offering.

The restrictions on our actions, as described above, will not apply to certain transactions, including    .

Our directors and executive officers, and the holders of      of our outstanding ordinary shares (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of    , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the ordinary shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties will not apply, subject in certain cases to various conditions, to certain transactions, including    .

    , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

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We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our ordinary shares approved for listing on the New York Stock Exchange under the symbol “NIQ.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the ordinary shares will trade in the public market at or above the initial public offering price.

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Confidential Treatment Requested by NIQ Global Intelligence Limited

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Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters and/or certain of their affiliates are lenders and/or agents under the Term Facilities under the Credit Agreement, and as a result, will receive a portion of the net proceeds from this offering.

Selling Restrictions Outside the United States

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and each of the underwriters that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No ordinary shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority, except that the ordinary shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of the ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and each of the underwriters that it is a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation. In the case of any ordinary shares being offered to a financial intermediary as that term is used in the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

231

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ordinary shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Legal Matters

The validity of the issuance of our ordinary shares offered in this prospectus will be passed upon for us by Arthur Cox LLP, Dublin, Ireland, our Irish counsel, and certain other matters will be passed upon for us by Ropes & Gray LLP, Boston, MA. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds affiliated with Advent International, L.P. and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of our outstanding ordinary shares. Simpson Thacher & Bartlett LLP, New York, New York, will act as counsel to the underwriters.

Experts

The consolidated financial statements of Intermediate Dutch Holdings B.V. at December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Enforcement of Judgments

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Arthur Cox LLP, our Irish counsel, that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. The European Union (excluding Denmark) has acceded to the Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters (the “2019 Hague Judgments Convention”). The United States is a signatory to the 2019 Hague Judgments Convention since March 2022, but, as of November 1, 2024 July 18, 2023, it has not ratified it. If the United States ratifies the 2019 Hague Judgments Convention, it will amend the position outlined below in respect of the recognition and enforcement of judgments which fall within the scope of the 2019 Hague Judgments Convention.

The following requirements must be met before a judgment of a U.S. court will be deemed to be enforceable in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse enforcement if the U.S. judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural or constitutional justice or if it is irreconcilable with an earlier foreign judgment. There is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

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Pursuant to 17 C.F.R. Section 200.83

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the ordinary shares offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above.

We also maintain a website at www.NielsenIQ.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our ordinary shares.

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Pursuant to 17 C.F.R. Section 200.83

F-1

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Stockholders’ and the Management Board of Managing Directors of Intermediate Dutch Holdings B.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intermediate Dutch Holdings B.V. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

F-2

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Internally Developed Software – Capitalized Costs

Description of the Matter

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company has internally developed software to facilitate its global information processing and client access needs. Internally developed software costs that are incurred in the application development stage are capitalized as an intangible asset.

Auditing the Company’s capitalization of internally developed software costs requires auditor judgment because the determination involved in assessing the stage of software development for new internally developed software or upgrades and enhancements for existing internally developed software is subjective.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, testing a sample of capitalized internally developed software projects to assess whether the projects were in the application development stage or added upgrades or enhancements to the existing software. For each sample, we inspected the Company’s documentation as to why the project met the criteria for capitalization as well as confirmed with project managers and software developers on the nature and status of the projects.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Stamford, Connecticut

April 10, 2025

F-3

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

INTERMEDIATE DUTCH HOLDINGS B.V.

Consolidated Statements of Operations

(in millions, except share data)

	Year ended December 31,
	2024	2023	2022
Revenues	$3,972.6	$3,341.3	$2,786.4
Operating expenses:
Cost of revenues (excluding depreciation and amortization shown separately below)	1,771.6	1,511.5	1,387.1
Selling, general and administrative expenses	1,601.2	1,449.3	1,197.3
Depreciation and amortization	596.7	460.9	301.1
Impairment of long-lived assets	31.1	9.0	25.6
Restructuring charges	98.5	34.6	60.9
Other operating income	(26.9)	(15.4)	(8.0)

Total operating expenses	4,072.2	3,449.9	2,964.0

Operating loss	(99.6)	(108.6)	(177.6)
Interest expense, net	(410.6)	(299.5)	(110.5)
Foreign currency exchange (loss) gain, net	(34.2)	4.6	(27.5)
Nonoperating (expense) income, net	(70.8)	(8.1)	39.7

Loss from continuing operations before income taxes	(615.2)	(411.6)	(275.9)
Income tax expense from continuing operations	(113.7)	(51.8)	(40.3)

Loss from continuing operations	(728.9)	(463.4)	(316.2)
Discontinued operations (Note 4):
Income from discontinued operations before income taxes	12.5	2.6	—
Income tax expense from discontinued operations	—	(11.6)	—

Income (loss) from discontinued operations	12.5	(9.0)	—

Net loss	(716.4)	(472.4)	(316.2)
Less: Net income attributable to noncontrolling interests	6.3	3.8	0.5

Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)

Basic and diluted loss per share from:
Loss from continuing operations attributable to NIQ	$(7.35)	$(4.67)	$(3.17)
Income (loss) from discontinued operations	0.12	(0.09)	—

Net loss attributable to NIQ	$(7.23)	$(4.76)	$(3.17)

Weighted average basic and diluted NIQ common stock outstanding	100	100	100

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-4

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

INTERMEDIATE DUTCH HOLDINGS B.V.

Consolidated Statements of Comprehensive Loss

(in millions)

	Year ended December 31,
	2024	2023	2022
Net loss	$(716.4)	$(472.4)	$(316.2)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(97.2)	69.5	(7.4)
Defined benefit pension plan adjustments	6.3	(23.8)	(18.0)
Cash flow hedges	(27.5)	(40.1)	58.2

Total other comprehensive (loss) income	(118.4)	5.6	32.8

Total comprehensive loss	(834.8)	(466.8)	(283.4)
Less: comprehensive income attributable to noncontrolling interests	6.3	3.8	0.5

Total comprehensive loss attributable to NIQ	$(841.1)	$(470.6)	$(283.9)

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-5

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

INTERMEDIATE DUTCH HOLDINGS B.V.

Consolidated Balance Sheets

(in millions, except share and per share data)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$263.8	$282.4
Trade receivables, net	644.9	632.2
Other receivables	83.3	116.7
Prepaid expenses and other current assets	136.3	123.0
Current assets held for sale (Note 4)	62.8	393.9

Total current assets	1,191.1	1,548.2
Property and equipment, net	208.0	253.7
Operating lease right-of-use assets	179.6	231.0
Intangible assets, net	2,287.6	2,706.1
Goodwill	2,209.5	2,365.9
Deferred income taxes	22.2	29.9
Other noncurrent assets	271.7	245.8

Total assets	$6,369.7	$7,380.6

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$217.1	$204.0
Accrued expenses	605.3	604.3
Deferred revenues	273.4	267.9
Short-term debt and current portion of long-term debt	121.0	103.3
Other current liabilities	131.5	162.7
Current liabilities held for sale (Note 4)	17.3	59.8

Total current liabilities	1,365.6	1,402.0
Long-term debt	3,959.8	4,027.5
Operating lease liabilities	196.5	240.2
Deferred income taxes	109.1	154.3
Other noncurrent liabilities	251.8	225.0

Total liabilities	5,882.8	6,049.0
Commitments and contingencies (Note 19)
Stockholders’ equity:
Common stock, €0.01 par value; 100 shares issued and outstanding	—	—
Paid-in capital	1,970.8	1,966.1
Accumulated deficit	(1,685.1)	(962.4)
Accumulated other comprehensive (loss) income	(37.7)	80.7

Total NIQ stockholders’ equity	248.0	1,084.4
Noncontrolling interests	238.9	247.2

Total stockholders’ equity	486.9	1,331.6

Total liabilities and stockholders’ equity	$6,369.7	$7,380.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-6

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

INTERMEDIATE DUTCH HOLDINGS B.V.

Consolidated Statements of Cash Flows

(in millions)

	Year ended December 31,
	2024	2023	2022
Operating Activities:
Net loss	$(716.4)	$(472.4)	$(316.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	596.7	460.9	301.1
Share-based compensation	4.7	4.3	4.4
Amortization of debt discount and debt issuance costs	65.8	42.1	10.0
Impairment of long-lived assets	31.1	9.0	25.6
Non-cash foreign currency exchange loss (gain), net	63.5	(10.0)	30.8
Loss on deconsolidation of subsidiaries	57.8	—	—
Write-off of unamortized debt discount and debt issuance costs	35.8	—	—
Gain on disposal of business	(12.4)	—	—
Deferred income taxes	(35.6)	(38.7)	(36.9)
Gain from remeasurement of previously held equity interest	—	(15.1)	(11.7)
Other operating activities, net	(57.7)	29.5	(19.2)
Changes in assets and liabilities:
Trade and other receivables, net	(54.7)	0.9	77.2
Prepaid expenses and other current assets	(2.4)	62.0	18.3
Accounts payable and other current liabilities	98.5	(63.7)	(5.2)
Other noncurrent assets and liabilities	(0.8)	(19.7)	(16.8)

Net cash provided by (used in) operating activities	73.9	(10.9)	61.4

Investing Activities:
Acquisition of businesses, net of cash acquired	20.2	(1,427.7)	(102.1)
Proceeds from sale of business, net of cash disposed	315.6	—	—
Additions to property and equipment	(35.4)	(24.2)	(48.3)
Additions to intangible assets	(263.3)	(248.4)	(257.3)
Cash deconsolidated from previously controlled subsidiaries	(31.6)	—	—
Investment in equity securities	—	—	(30.0)
Other investing activities, net	4.1	(3.4)	6.8

Net cash provided by (used in) investing activities	9.6	(1,703.7)	(430.9)

Financing Activities:
Proceeds from issuance of debt	1,137.6	2,821.8	838.4
Repayments of debt	(1,179.6)	(822.4)	(569.8)
Debt issuance costs	(7.6)	(64.3)	—
Capital contribution from Parent	—	—	41.1
Finance leases	(22.3)	(17.8)	(19.2)
Cash dividends paid to noncontrolling interests	(14.6)	(11.1)	—
Other financing activities, net	19.4	(3.5)	6.2

Net cash (used in) provided by financing activities	(67.1)	1,902.7	296.7

Effect of exchange-rate changes on cash and cash equivalents	(33.1)	(32.8)	(35.2)

Net (decrease) increase in cash and cash equivalents	(16.7)	155.3	(108.0)
Cash and cash equivalents at beginning of period	282.4	144.5	252.5

Cash and cash equivalents at end of period	$265.7	$299.8	$144.5
Less: cash and cash equivalents included in current assets held for sale	(1.9)	(17.4)	—

Cash and cash equivalents at end of period as reported on consolidated balance sheet	$263.8	$282.4	$144.5

Supplemental Disclosures:
Cash paid for interest	$411.4	$279.2	$106.4
Cash paid for income taxes	$118.2	$109.3	$68.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-7

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

INTERMEDIATE DUTCH HOLDINGS B.V.

Consolidated Statements of Equity

(in millions, except share data)

	Common Stock Shares(1)	Paid-In Capital(2)	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total NIQ Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity
Balance as of January 1, 2022	100	$905.9	$(169.5)	$42.3	$778.7	$1.0	$779.7
Net (loss) income	—	—	(316.7)	—	(316.7)	0.5	(316.2)
Other comprehensive income	—	—	—	32.8	32.8	—	32.8
Contribution from Parent	—	41.1	—	—	41.1	—	41.1
Share-based compensation	—	4.4	—	—	4.4	—	4.4

Balance as of December 31, 2022	100	$951.4	$(486.2)	$75.1	$540.3	$1.5	$541.8

Net (loss) income	—	—	(476.2)	—	(476.2)	3.8	(472.4)
Other comprehensive income	—	—	—	5.6	5.6	—	5.6
Contribution from Parent(3)	—	1,010.4	—	—	1,010.4	—	1,010.4
Share-based compensation	—	4.3	—	—	4.3	—	4.3
Acquisition of subsidiaries	—	—	—	—	—	253.0	253.0
Cash dividends	—	—	—	—	—	(11.1)	(11.1)

Balance as of December 31, 2023	100	$1,966.1	$(962.4)	$80.7	$1,084.4	$247.2	$1,331.6

Net (loss) income	—	—	(722.7)	—	(722.7)	6.3	(716.4)
Other comprehensive loss	—	—	—	(118.4)	(118.4)	—	(118.4)
Share-based compensation	—	4.7	—	—	4.7	—	4.7
Cash dividends	—	—	—	—	—	(14.6)	(14.6)

Balance as of December 31, 2024	100	$1,970.8	$(1,685.1)	$(37.7)	$248.0	$238.9	$486.9

(1)

In connection with a contribution on March 5, 2021, the Company issued 100 ordinary shares at a par value of €0.01 per share to its parent company, AI PAVE Dutchco III B.V. (“Parent”), a private company with limited liability organized under the laws of the Netherlands.

(2)	Equity Capital was provided by Parent.
(3)	Contribution from Parent was a non-cash contribution related to equity consideration transferred as part of the transaction to combine with GfK SE, as described in Note 3. “Acquisitions”.

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-8

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Notes to Consolidated Financial Statements of Intermediate Dutch Holdings B.V.

(in millions, unless otherwise noted)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

NIQ was created when funds managed by Advent International, L.P. (formerly known as Advent International Corporation) (“Advent”) acquired certain subsidiaries of Nielsen Holdings plc (“Nielsen”) on March 5, 2021 (“the Advent Acquisition”).

Intermediate Dutch Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (“Dutch Holdings”), formed two subsidiaries: Indy US Holdco, LLC (“US Holdco”) and Indy Dutch Bidco B.V. (“Dutch Bidco”). Through its subsidiaries, Dutch Holdings acquired Nielsen Consumer Inc., TNC Europe B.V. and The Nielsen Company (Europe) S.àr.l (the “NIQ subsidiaries”) from Nielsen. As a result of the Advent Acquisition, Dutch Holdings beneficially owns the NIQ subsidiaries that, with Dutch Holdings, are referred to in these Notes as “NIQ” or “the Company”. Dutch Holdings is a wholly owned subsidiary of AI PAVE Dutchco III B.V. (“Parent”).

On July 10, 2023, the Company completed a transaction to combine with GfK SE (“GfK”), a European company (societas Europaea) organized under German law (“the GfK Combination”). Pursuant to the terms of the transaction, Dutch Holdings formed Grace HoldCo GmbH (“Grace Holdco”) as a wholly owned subsidiary. Grace HoldCo in turn formed Grace Bidco GmbH. Through these subsidiaries, Dutch Holdings acquired GfK. See Note 3. “Acquisitions” for further information on the GfK Combination.

Description of Business

NIQ is a leading global consumer intelligence company positioned at the nexus of brands, retailers and consumers. NIQ manages a comprehensive and integrated ecosystem – The NIQ Ecosystem – which combines proprietary data, best-in-class technology, human intelligence, and highly sophisticated software applications and analytics solutions. NIQ’s unified, AI-powered technology platform aggregates, harmonizes and enriches vast amounts of global consumer shopping data from a myriad of diverse sources, generates rich, proprietary reference data and metadata, and provides a global, omnichannel view of consumer shopping behavior – The Full View. NIQ’s global reach spans over 90 countries covering approximately 85% of the world’s population and more than half the world’s GDP.

The Company has three reportable segments: (1) Americas, which includes North America and Latin America; (2) EMEA, which includes Europe, the Middle East and Africa and (3) APAC, which includes Asia and the western Pacific region. See Note 17. “Reportable Segments” for more information on reportable segments.

Within its reportable segments, NIQ has two major product offerings: Intelligence (Consumer Measurement) and Activation (Consumer Analytics). Intelligence offerings are comprised of omnichannel measurement, consumer behavior and insights, and retailer solutions products, which are utilized by both consumer brands and retailer clients. These products help clients to measure their market share of consumer purchases across channels, helping them understand what the consumers bought, who the consumer is, where they shopped and how much they bought. Activation offerings include custom analyses designed to help customers ascertain “why” consumers made a certain purchase, guide them on “what to do next” and “who to target” around product introduction and innovation, pricing, promotion strategy and other drivers of growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Consolidated Financial Statements

F-9

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

include the accounts of the Company and its consolidated subsidiaries. Intercompany transactions and balances have been eliminated. Noncontrolling interests are recorded for entities that are consolidated, but for which NIQ owns less than 100% of the equity interests.

Prior to the GfK Combination, GfK entered into an agreement to sell its Consumer Panel business on July 6, 2023. On January 9, 2024, the Company completed the sale. The operating results of the GfK Consumer Panel business are presented as “Discontinued Operations” in the Consolidated Financial Statements and the assets and liabilities of the GfK Consumer Panel business were classified as “Held for Sale” at December 31, 2023. See Note 4. “Discontinued Operations and Disposals” for further information.

During the year ended December 31, 2024, the Company determined that it can no longer exercise control over its subsidiaries in Russia and deconsolidated the operations of these entities. See Note 4. “Discontinued Operations and Disposals” for further information.

The Company entered into an agreement to sell its ownership interest in Netquest, a panel provider acquired through the GfK Combination, on December 17, 2024. The assets and liabilities of the Netquest business were classified as “Held for Sale” at December 31, 2024. See Note 4. “Discontinued Operations and Disposals” for further information.

Use of Estimates

The preparation of the Consolidated Financial Statements of NIQ in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements of NIQ and the reported amounts of revenues and expenses during the reporting periods. Management’s estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer. NIQ recognizes revenue when it satisfies a performance obligation by transferring control of data or services to a customer, which generally occurs over time.

NIQ’s revenue is primarily derived from solutions in two product groupings: (i) Intelligence (Consumer Measurement) and (ii) Activation (Consumer Analytics). Intelligence solutions include a combination of NIQ’s retail measurement, consumer behavior and insights, and retailer solutions, which are utilized by both consumer brands and retailer clients. Revenues for these services are recognized over the period during which the performance obligations are satisfied as the customer receives and consumes the benefits provided by NIQ and control of the services are transferred to the customer. Activation solutions include customized analytics and predictive models to improve decision making around product, pricing, marketing and supply chain. NIQ’s performance under these arrangements do not create an asset with an alternative use to NIQ and generally include an enforceable right to payment for performance completed to date; as such, revenue for these services is typically recognized over time. Revenue for contracts that do not include an enforceable right to payment for performance completed to date is recognized at a point in time when the performance obligation is satisfied, generally upon delivery of the services, and when control of the service is transferred to the customer.

NIQ enters into cooperation arrangements with certain customers, under which the customer provides NIQ with its data in exchange for NIQ’s services. NIQ records these transactions at estimated fair value, which is determined based on the fair value of goods or services received, if reasonably estimable. If not reasonably estimable, NIQ considers the fair value of the goods or services surrendered.

F-10

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Cost of revenues (excluding depreciation and amortization)

Cost of revenues primarily include data acquisition costs, cloud costs, software costs and hardware maintenance costs and personnel related costs associated with these functions.

Selling, general and administrative expenses

Selling, general, and administrative expenses primarily include personnel-related costs, costs for professional and consultancy services, and occupancy costs.

Restructuring charges

Restructuring charges include programs whereby the Company realigns its operations to improve effectiveness and efficiency, such as reducing headcount and consolidating operations. Restructuring charges largely represent severance costs related to employee separation packages which are calculated based on salary levels and past service periods. Severance costs are generally charged to earnings when planned employee terminations are approved.

Other Operating Income

Other operating income primarily includes sublease income from NIQ’s leasing arrangements, as further discussed in Note 9. “Leases”. Other operating income also includes charges to equity method investments to recover costs incurred by the Company for providing technology and other infrastructure services.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with an original maturity date of three months or less.

Accounts Receivable and Allowance for Expected Credit Losses

NIQ extends non-interest-bearing trade credit to its customers in the ordinary course of business. To minimize credit risk, ongoing payment history is continually evaluated for existing customers and the financial condition for new customers whose initial purchase is over a certain value is evaluated to assess credit risk.

NIQ recognizes expected credit losses resulting from the inability of its customers to make required payments through an allowance account that is measured each reporting date. NIQ estimates credit losses over the life of its trade accounts receivable using a combination of historical loss data, current credit conditions, specific customer circumstances and reasonable and supportable forecasts of future economic conditions. As of December 31, 2024 and 2023, the allowance for expected credit losses was $12.1 million and $11.0 million, respectively. The total amount recorded as selling, general and administrative expenses for credit losses was $5.5 million, $6.1 million and $7.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NIQ has a program in which accounts receivable are sold to third parties. The available capacity under the program is €270.0 million (equivalent to approximately $280.0 million USD as of December 31, 2024), with the underlying transactions accounted for as true sales, without recourse. In instances where the underlying sales transaction has not yet met the criteria for revenue recognition, the transfer is accounted for as a sale of future revenues. The proceeds received for the sale of future revenues are recorded within short-term debt and current portion of long-term debt in the Consolidated Balance Sheets. NIQ maintains servicing responsibilities of the majority of the receivables sold during the year, for which the related costs are not significant.

As of December 31, 2024 and 2023, $146.6 million and $177.0 million, respectively, of previously sold receivables remained outstanding. NIQ recorded costs associated with the factoring program in nonoperating

F-11

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

(expense) income, net, primarily representing administrative and financing costs which totaled $14.7 million, $15.0 million and $6.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. The proceeds from the sales are reported as operating activities in the Consolidated Statements of Cash Flows and totaled $1.4 billion for the year ended December 31, 2024 and $1.3 billion for the years ended December 31, 2023 and 2022.

Property and Equipment

Property and equipment are carried at historical cost less accumulated depreciation. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over their useful life or over the term of the related lease, whichever is shorter.

The table below summarizes the estimated useful lives of property and equipment:

Useful Life (in years)
Buildings	25-40
Information and communication equipment	2-7
Furniture, equipment and other	2-10

Leases

The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. Classification and initial measurement of the right-of-use asset and lease liability are determined at the lease commencement date. The Company does not recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. NIQ’s lease terms may include options to extend or terminate the lease when it is reasonably certain that NIQ will exercise that option. NIQ uses the rate implicit in the lease for the discount rate when determining the present value of lease payments whenever that rate is readily determinable. If the rate is not readily determinable, NIQ uses its incremental borrowing rate, which is updated periodically, based on the information available at commencement date. NIQ also has variable lease payments, primarily for items such as common area maintenance and real estate taxes, which are recorded in selling, general and administrative expenses when incurred. The operating lease asset includes the amount of lease liabilities recognized, initial direct costs incurred, prepayments at or before the commencement date and excludes lease incentives received. NIQ has lease agreements with lease and non-lease components, which are generally accounted for together.

Definite-Lived Intangible Assets

Definite-lived intangible assets are stated at historical cost less accumulated amortization. Amortization expense is determined using the straight-line method over the estimated useful lives of the assets. NIQ’s definite-lived intangible assets primarily relate to computer software (both internally developed and acquired), customer relationships, retail partnerships and trade names and trademarks.

NIQ has purchased and internally developed software to facilitate its global information processing and client access needs. Costs that are related to the conceptual formulation and design of software programs are expensed as incurred. Internally developed software costs that are incurred in the application development stage are capitalized as an intangible asset and are amortized over the estimated useful life.

F-12

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The table below summarizes the estimated useful lives of intangibles assets:

Useful Life (in years)
Computer software	3-8
Customer relationships	10-15
Retail partnerships	10-15
Trade names and trademarks	8-15
Consumer panels	6-8
Other intangibles	3

Long-Lived Assets Impairment Assessment

The Company assesses whether the value of long-lived assets, which include property and equipment, lease right-of-use assets, and definite-lived intangible assets, have been impaired whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows expected to be derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If impairment is considered to exist based on undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments including projected cash flows and applicable discount rates. These estimates are subject to revision as market conditions and management’s assessments change.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment charges totaling $31.1 million, $9.0 million and $25.6 million, respectively. These charges reflected adjustments to operating lease right-of-use assets, property and equipment and definite-lived intangible assets. For the year ended December 31, 2024, management performed an impairment assessment of its long-lived assets in Russia due to a triggering event related to the evolving regulatory environment, which included economic sanctions from the United States, European Union, and other governments as well as a series of local laws issued in Russia aimed at significantly limiting entities operating in the country from communicating with their foreign-owned organizations. In response to these events, the Company recognized an impairment charge of $27.3 million related to long-lived assets in Russia. See Note 4. “Discontinued Operations and Disposals” for information on the deconsolidation of the Company’s Russian subsidiaries during the year ended December 31, 2024. The remaining $3.8 million of impairment charges for the year ended December 31, 2024 as well as $9.0 million of impairment charges for the year ended December 31, 2023 related to long-lived assets and leased real estate that the Company no longer plans to use. For the year ended December 31, 2022, the Company measured $16.9 million of the impairment charge using a discounted cash flow method with the remaining $8.7 million of impairment related to long-lived assets that the Company no longer plans to use. The estimate of fair value used primarily unobservable inputs developed by management, including a discount rate of 7.25%, which are categorized as Level 3 in the fair value hierarchy. All impairment charges have been recorded at Corporate, as the charges are not included in internal measures of segment operating performance and any plans to cease use of long-lived assets are centrally directed.

Goodwill

Goodwill is tested for impairment on an annual basis or more often if events or circumstances indicate that the carrying amount of such asset may not be recoverable. The Company has designated October 1 as the date in which the annual assessment is performed. Management reviews the recoverability of its goodwill by comparing the reporting unit’s estimated fair value with the respective carrying amount. The Company established, and

F-13

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

continued to evaluate, its reporting units based on its internal reporting structure and defines such reporting units at its operating segment level or one level below. The estimates of fair value are determined using a combination of valuation techniques, primarily an income approach using a discounted cash flow analysis supplemented by a market-based approach.

A discounted cash flow analysis requires the use of various assumptions, including expectations of future cash flows, growth rates, discount rates and tax rates in developing the present value of future cash flow projections. The market-based approach utilizes available market comparisons such as indicative industry multiples that are applied to current year revenue and earnings as well as recent comparable transactions.

As further discussed in Note 6. “Goodwill and Intangible Assets”, the Company identified new operating segments during the third quarter of 2024, which changed the composition of its reporting units. Accordingly, the Company reassigned goodwill to the new reporting units using a relative fair value allocation approach. The Company performed a goodwill impairment test immediately before and after it reorganized its reporting structure. Goodwill was tested for impairment on a reporting unit level and the evaluation involved comparing the fair value of each reporting unit to its carrying value. The fair values of the Company’s reporting units were determined using a discounted cash flow analysis and consideration was also given to market multiples. There were no impairment losses identified as a result of these tests.

Investments

The Company has investments in equity securities that are considered strategically and operationally important to its business. These investments are accounted for under the equity method where the Company has the ability to significantly influence the operations of the entity. For equity method investments, the Company records its proportional ownership percentage of net income or loss in nonoperating (expense) income, net. At December 31, 2024 and 2023, equity method investments were $58.1 million and $65.6 million, respectively, and are included in other noncurrent assets in the Consolidated Balance Sheets. At December 31, 2024 and 2023, there were trade receivables of $11.8 million and $10.2 million, respectively, and trade payables of $4.5 million and $2.3 million, respectively, related to transactions with equity method investments.

Excluding equity method investments, equity securities with a readily determinable fair value are recorded at fair value. Equity securities without a readily determinable fair value are recorded at cost less any impairment. At December 31, 2024 and 2023, the Company held $44.8 million and $45.0 million, respectively, of investments in equity securities without a readily determinable fair value. These amounts represent investments in entities where the Company does not have the ability to significantly influence the operations of the entity and are presented as other noncurrent assets in the Consolidated Balance Sheets.

The Company assessed the investments for indicators of impairment and concluded no such indicators exist.

Income Taxes

The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the Consolidated Statements of Operations as an adjustment to income tax expense in the period that includes the enactment date.

The Company recognizes deferred tax assets at amounts that are expected to be realized. To make such determination, management evaluates all positive and negative evidence, including but not limited to, prior, current and future taxable income, tax planning strategies and future reversals of existing taxable temporary

F-14

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

differences. A valuation allowance is recognized if it is “more-likely-than-not” that some or all of a deferred tax asset will not be realized. The Company regularly assesses the realizability of deferred tax assets.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. Interest and penalties, if any, related to unrecognized tax benefits are recognized in income tax expense.

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis consist of derivative instruments and the assets of the Company’s defined benefit plans. The fair value of derivative instruments is discussed in Note 11. “Fair Value of Financial Instruments”. The fair value of the assets of the Company’s defined benefit plans is discussed in Note 15. “Pension and Other Post-Retirement Benefits”.

The Company records the fair values of goodwill and long-lived assets on a nonrecurring basis if required by impairment tests applicable to these assets, as described above.

The inputs used in the determination of fair values are categorized according to the fair value hierarchy as being Level 1, Level 2 or Level 3. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets or liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Share-Based Compensation

Share-based compensation offered by the Company to its employees are issued by one or more entities that collectively beneficially own and control the Company. These entities were created by Advent to facilitate the Advent Acquisition. The Company measures the cost of all share-based awards to employees using a fair-value-based method. Compensation cost for share-based awards, which include time-based and performance-based awards, is determined based on the fair value at the grant date and recognized as expense by the Company over the related service or performance period. The Company accounts for forfeitures of share-based awards as they occur. See Note 16. “Share-Based Compensation” for further information on the Company’s share-based employee compensation plan.

Debt Issuance Costs and Discounts

Debt issuance costs and discounts are amortized into interest expense over the term of the respective debt instrument using the effective interest method or a method which approximates the effective interest method. Unamortized debt issuance costs and discounts associated with the Company’s term loans are presented as a reduction of debt in the Consolidated Balance Sheets. Unamortized debt issuance costs associated with the Company’s revolving facility are presented as other assets in the Consolidated Balance Sheets. See Note 10. “Debt” for further information on the Company’s debt arrangements.

F-15

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are reflected as selling, general and administrative expenses in the Consolidated Statements of Operations. These costs include all brand advertising, telemarketing, direct mail and other sales promotions associated with marketing research services. For the years ended December 31, 2024, 2023 and 2022, advertising and marketing costs totaled $23.0 million, $22.0 million and $14.7 million, respectively.

Foreign Currency Translation

The local currency is the functional currency for most of the Company’s operations outside the United States. Assets and liabilities of these operations are translated to U.S. dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at an exchange rate that approximates the average for the period. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive (loss) income within stockholders’ equity.

Gains and losses from foreign currency transactions are included in net loss for the period. The Company recognized net losses of $34.2 million for the year ended December 31, 2024, net gains of $4.6 million for the year ended December 31, 2023 and net losses of $27.5 million for the year ended December 31, 2022. The gains and losses primarily related to debt obligations denominated in a currency other than an entity’s functional currency. See Note 10. “Debt” for further information on the Company’s debt arrangements.

Defined Benefit Pension Plans

Liabilities and expenses for pension benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated cash flows, the expected long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, retirement age and mortality). Unrealized gains and losses related to the Company’s defined benefit pension obligations are recognized as a component of other comprehensive (loss) income within stockholders’ equity. See Note 15. “Pension and Other Post-Retirement Benefits” for further information on the Company’s defined benefit plans.

Derivative Instruments and Hedging

The Company, when deemed appropriate, uses derivatives as a risk management tool to mitigate the potential impacts of interest rate risk and foreign exchange risk. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. NIQ documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions and the hedge effectiveness assessment, both at the hedge inception and on an ongoing basis. Changes in the fair values of derivative instruments are recognized currently in earnings unless specific hedge accounting criteria are met. If specific cash flow hedge accounting criteria are met, NIQ recognizes the changes in fair value of these instruments as a component of other comprehensive (loss) income within stockholders’ equity. The Company classifies cash flows related to derivative instruments in a manner consistent with the recognition of the underlying hedged item.

See Note 11. “Fair Value of Financial Instruments” for further information on the Company’s derivative instruments.

Recently Adopted and Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“the FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,

F-16

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

which expands segment disclosure requirements for public entities. This ASU updates the requirements for segment reporting to include, among other things, disclosing significant segment expenses by reportable segment if they are regularly provided to the chief operating decision maker and included in the measure of segment profit and extending nearly all annual segment reporting requirements to quarterly reporting requirements. The standard is effective on a retrospective basis for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU for the year ended December 31, 2024. See Note 17. “Reportable Segments” for more information on reportable segments.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. The standard is effective for the Company’s financial statements issued for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.

Other recently issued accounting pronouncements are either not applicable or are not expected to have a material impact on the Company.

3. ACQUISITIONS

GfK Combination

As described in Note 1. “Organization and Description of Business”, on July 10, 2023, the Company completed a transaction to combine with GfK. GfK is a global information services company which provides technology-driven data and services to its clients in the consumer technology and durables and retail industries. The combination of NIQ and GfK brought together two companies with highly compatible capabilities and created a global leader in consumer intelligence.

Pursuant to the transaction, the Company paid $1.1 billion in cash consideration to the equity holders of GfK plus issued shares equal to 28% of the equity of the post-combination value of an indirect Parent of the Company. In addition, the Company repaid GfK’s closing indebtedness of $458.4 million. The cash consideration was funded with the proceeds from new term loans (as further described in Note 10. “Debt”) as well as borrowings under the Revolver.

The estimated fair value of the equity consideration was determined to be approximately $1.0 billion using a combination of an income approach and a market-based approach. These valuation methods used primarily unobservable inputs developed by management, which are categorized as Level 3 in the fair value hierarchy. Specifically, significant inputs included projected revenues and expected operating margins, discount rates and applicable income tax rates. The equity consideration was treated as an equity contribution from Parent and is included in paid-in capital within the Consolidated Balance Sheet.

Prior to the acquisition date, the Company accounted for an interest in a GfK subsidiary as an equity-method investment. The acquisition-date fair value of the previously held equity interest was included in the

F-17

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

measurement of the consideration transferred, and the Company recognized a gain of $15.1 million as a result of remeasuring its prior equity interest held before the business combination. The gain is reported as a component of nonoperating (expense) income, net for the year ended December 31, 2023.

The total fair value of consideration transferred for the GfK Combination consisted of the following:

(in millions)
Cash consideration	$1,056.3
Fair value of equity consideration	1,010.4
Closing indebtedness	458.4
Fair value of previously held equity interest	21.6

Total consideration transferred	$2,546.7
Supplemental cash flow disclosure related to acquisitions:
Cash paid for acquisition(1)	$1,514.7
Less: Cash acquired(2)	(107.2)

Cash paid for acquisition, net of cash acquired	$1,407.5

(1)

Cash paid for acquisition consists of $1,534.9 million during the third quarter of 2023, partially offset by the receipt of $20.2 million post-closing working capital adjustment during the first quarter of 2024. The post-closing working capital adjustment was presented as a component of other receivables in the Consolidated Balance Sheet as of December 31, 2023.

(2)	Cash acquired includes cash classified as current assets held for sale, as further described in Note 4. “Discontinued Operations and Disposals”.

The GfK Combination was accounted for as a business combination using the acquisition method. Under the acquisition method of accounting, the purchase consideration was allocated to the identified assets acquired and liabilities assumed based on their respective acquisition date fair value, with any excess allocated to goodwill. The Company acquired $27.7 million of goodwill that is deductible for income tax purposes. The resulting goodwill primarily reflects future customer relationships and retail partnerships, as well as any technology developed in the future, the value of the acquired workforce and integration synergies.

F-18

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the allocation of the purchase consideration to the respective fair value of assets acquired and liabilities assumed for the acquisition:

(in millions)
Assets
Cash and cash equivalents	$105.5
Trade receivables	131.0
Other receivables	18.7
Prepaid expenses and other current assets	25.0
Current assets held for sale(1)	347.0
Property and equipment	71.4
Operating lease right-of-use assets	111.4
Intangible assets	1,027.7
Goodwill	1,586.0
Deferred income taxes	8.1
Other noncurrent assets	68.5

Amount attributable to assets acquired	$3,500.3
Liabilities
Accounts payable	75.1
Accrued expenses	130.4
Deferred revenues	92.8
Other current liabilities	34.7
Current liabilities held for sale(1)	44.8
Operating lease liabilities	91.6
Deferred income taxes	153.9
Other noncurrent liabilities	77.3

Amount attributable to liabilities assumed	$700.6

Fair value of net assets acquired, including goodwill and intangible assets	$2,799.7

Noncontrolling interests measured at fair value	(253.0)

$2,546.7

(1)	The assets and liabilities of the GfK Consumer Panel business were classified as held for sale upon acquisition, as further described in Note 4. “Discontinued Operations and Disposals”.

The purchase price allocation to acquired identifiable intangible assets was as follows:

(in millions)	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$610.5	11
Retail partnerships	143.0	10
Computer software	114.7	3
Trade names and trademarks	71.5	8
Consumer panels	55.0	8
Database	33.0	3

Total identifiable intangible assets	$1,027.7

The fair value estimates for assets acquired, liabilities assumed and noncontrolling interests were based on income, market and cost valuation methods using primarily unobservable inputs developed by management,

F-19

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

which are categorized as Level 3 in the fair value hierarchy. Specifically, the fair values of identified intangible assets were estimated using the following valuation methodologies:

•	Customer relationships – the multi-period excess earnings method

•	Retail partnerships – the with-and-without method

•	Computer software – the relief-from-royalty method

•	Trade names and trademarks – the relief-from-royalty method

•	Consumer panels – the cost approach

•	Database – the cost approach

Significant inputs used to value the identifiable intangible assets included projected revenues and expected operating margins, customer attrition rates, discount rates, royalty rates and applicable income tax rates.

The results of operations of GfK are included in the consolidated financial statements beginning on July 10, 2023, the transaction date. The results for the years ended December 31, 2023 include approximately $430.2 million of revenues and $7.8 million of operating income for GfK, excluding results of the GfK Consumer Panel business which are presented as discontinued operations.

For the years ended December 31, 2023 and 2022, NIQ incurred $37.6 million and $46.6 million, respectively, of costs related to the GfK Combination, which primarily consisted of advisory, legal and other costs. These costs are included in selling, general and administrative expenses. NIQ also incurred $52.5 million in costs associated with the financing activities for the year ended December 31, 2023, which were in relation to executing term loans and amendments for the Revolver to fund the GfK Combination. These costs either reduced the proceeds received or were capitalized as an asset, as further discussed in Note 10. “Debt”.

Pro Forma Financial Information (Unaudited)

The following unaudited pro forma financial information presents combined results of operations for the periods presented, as if the Company had completed the GfK Combination on January 1, 2022. The unaudited pro forma financial information reflects adjustments for debt incurred to complete the GfK Combination, the impact of the fair value of intangible assets acquired and related amortization and other adjustments the Company believes are reasonable for the pro forma presentation. The unaudited pro forma financial information presented below is not necessarily indicative of consolidated results of operations had the GfK Combination occurred at the beginning of fiscal year 2022, nor is it necessarily indicative of future results of operations of the combined company.

	Year Ended December 31,
(in millions)	2023	2022
Revenues	$3,830.7	$3,710.3
Loss from continuing operations attributable to NIQ	$(612.7)	$(517.3)

The unaudited supplemental pro forma financial information in the table above contains material nonrecurring pro forma adjustments related to (i) removal of interest expense on GfK’s debt of $22.5 million and $29.1 million for the years ended December 31 2023 and 2022, respectively, as it is assumed that the business combination occurred and the debt was paid off on January 1, 2022 and (ii) reclassification of a $15.1 million gain from the year ended December 31, 2023 to the year ended December 31, 2022, which relates to the remeasurement of a GfK subsidiary that was accounted for as an equity method investment prior to the acquisition date.

F-20

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Other Acquisitions

During the year ended December 31, 2022, the Company acquired certain businesses for aggregate total cash consideration of $105.0 million. The acquisitions were comprised of technology-driven businesses specializing in retail media offerings and the measurement of on-premise beverage sales.

Prior to the acquisition date, the Company accounted for an interest in one of the acquired businesses as an equity-method investment. The acquisition-date fair value of the previously held equity interest was included in the measurement of the consideration transferred, and the Company recognized a gain of $11.7 million as a result of remeasuring its prior equity interest held before the business combination. The gain is reported as a component of nonoperating (expense) income, net for the year ended December 31, 2022.

The purchase consideration for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective acquisition date fair value, with any excess allocated to goodwill. The excess purchase consideration recorded to goodwill is not deductible for income tax purposes. The resulting goodwill primarily reflects future customer relationships, any technology developed in the future and integration synergies.

The following table sets forth the allocation of the aggregate total consideration for other acquisitions to the respective fair value of assets acquired and liabilities assumed:

(in millions)
Cash consideration	$105.0
Fair value of previously held equity interest	13.0

Total consideration transferred	$118.0
Assets
Cash and cash equivalents	$5.9
Trade receivables	4.6
Prepaid expenses and other current assets	0.3
Intangible assets	37.0
Goodwill	81.5
Other noncurrent assets	0.2

Amount attributable to assets acquired	$129.5
Liabilities
Accounts payable	$0.8
Accrued expenses	2.7
Deferred revenues	0.6
Deferred income taxes	7.4

Amount attributable to liabilities assumed	$11.5

Fair value of net assets acquired, including goodwill and intangible assets	$118.0

The purchase price allocation to aggregate acquired identifiable intangible assets was as follows:

(in millions)	Fair Value	Weighted Average Useful Life (in years)
Computer software	$21.8	8
Customer relationships	15.2	10

Total identifiable intangible assets	$37.0

F-21

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The Company incurred aggregate total acquisition costs of $2.5 million which are included in selling, general and administrative expenses. The results for the year ended December 31, 2022 include approximately $15.1 million of aggregated total revenues from the acquired entities.

4. DISCONTINUED OPERATIONS AND DISPOSALS

Sale of GfK Consumer Panel Business

To receive European regulatory approvals for the GfK Combination, GfK entered into an agreement to sell its Consumer Panel business on July 6, 2023. On January 9, 2024 (the “Transaction Date”), the Company completed the sale of GfK’s Consumer Panel business for cash consideration of €316.6 million (equivalent to approximately $350.0 million USD), subject to final closing adjustments. The Company received proceeds, net of cash disposed, of €278.4 million (equivalent to approximately $301.7 million USD) on the Transaction Date, which were primarily used to repay outstanding borrowings under the Revolver. The Company received an additional €10.0 million (equivalent to approximately $10.9 million USD) during the second quarter of 2024 and an additional €3.0 million (equivalent to approximately $3.3 million USD) during the third quarter of 2024, as a result of certain closing adjustments. The Company recognized a gain from the sale of $12.4 million during the year ended December 31, 2024, which is recorded within discontinued operations.

Beginning with the July 10, 2023 transaction date of the GfK Combination, the newly acquired GfK Consumer Panel business was classified as held for sale and, accordingly, also met criteria to be classified as discontinued operations in the Consolidated Financial Statements. Upon designation as held for sale, the Company did not record any related depreciation and amortization.

In connection with the GfK Consumer Panel transaction, NIQ entered into a transition services agreement to provide certain administrative and operational services. The transition services agreement term is for one year following the closing, with options to extend the term per service for up to an additional two years. The income associated with the transition services agreement is presented as a component of nonoperating (expense) income, net. See Note 18. “Nonoperating (expense) income, net for further information.

Deconsolidation of Russian Entities

As described in Note 2. “Summary of Significant Accounting Policies”, the evolving regulatory environment in Russia, including economic sanctions from the United States, European Union, and other governments as well as a series of local laws issued in Russia, have impacted the Company’s operations in Russia. As a result, the Company has experienced significantly reduced communication with operations in Russia, and the Russian operations have disconnected from the Company’s central systems. Although the Company continues to be the record holder of the shares in subsidiaries that operate in Russia, these subsidiaries are overseen solely by management within Russia without day-to-day or other supervision by the Company. While those subsidiaries continue to operate independently in Russia, the Company does not have the power to direct the activities that most significantly impact the economic performance of the Russia operations. As a result, the Company determined that it can no longer exercise control over these entities and deconsolidated its Russia businesses during the year ended December 31, 2024, resulting in a loss of $57.8 million included in nonoperating (expense) income, net.

Sale of Netquest

On December 17, 2024, the Company entered into an agreement to sell its ownership interest in Netquest, a panel provider acquired through the GfK Combination, for €54.0 million (equivalent to approximately $55.9 million USD), less certain closing adjustments. The transaction is subject to customary closing conditions and working capital adjustments and was completed on February 3, 2025, as described in Note 21. “Subsequent Events”.

F-22

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Beginning with the December 17, 2024 agreement date, the Netquest business was classified as held for sale. The sale of Netquest did not represent a strategic shift that had a major effect on the Company’s operations and financial results, and therefore does not meet the criteria to be classified as discontinued operations. The Netquest business is reported within the EMEA reportable segment.

The assets and liabilities classified as held for sale were as follows:

(in millions)	December 31, 2024
Cash and cash equivalents	$1.9
Trade receivables, net	7.9
Other current assets	1.9
Intangible assets, net	22.2
Goodwill	21.1
Other noncurrent assets	7.8

Current assets held for sale	$62.8

Accounts payable	$2.8
Accrued expenses	8.2
Other current liabilities	1.2
Other noncurrent liabilities	5.1

Current liabilities held for sale	$17.3

5. REVENUE

NIQ provides data and analytical services through its Intelligence and Activation offerings to customers globally in various end markets within its reportable segments, which consist of Americas, EMEA and APAC. The Company’s revenue streams are characterized by multi-year contracts, high contract renewal rates and client diversity. The Company’s top five clients represented approximately 11%, 13% and 15% of its revenues for the years ended December 31, 2024, 2023 and 2022, respectively, and no single client accounted for more than 5% of NIQ’s revenues.

The following table disaggregates revenue by reportable segment:

	Year Ended December 31,
(in millions)	2024	2023	2022
Americas	$1,550.2	$1,348.6	$1,151.7
EMEA	1,731.5	1,406.6	1,110.8
APAC	690.9	586.1	523.9

Total revenues	$3,972.6	$3,341.3	$2,786.4

F-23

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table disaggregates revenue by major product offerings and by timing of revenue recognition:

	Year Ended December 31,
(in millions)	2024	2023	2022
Major product offerings
Intelligence	$3,184.9	$2,649.9	$2,149.7
Activation	787.7	691.4	636.7

Total revenues	$3,972.6	$3,341.3	$2,786.4

Timing of revenue recognition
Data and services transferred over time	$3,235.8	$2,818.3	$2,440.0
Data and services transferred at a point in time	736.8	523.0	346.4

Total revenues	$3,972.6	$3,341.3	$2,786.4

Revenues in the United States represented approximately 24% of total revenues for the years ended December 31, 2024, 2023 and 2022. No other individual country’s revenues were greater than 10% of total revenues during these periods. Revenues in the Netherlands, the Company’s country of domicile, represented approximately 1% of total revenues for the years ended December 31, 2024, 2023 and 2022.

At the inception of a contract, the Company generally expects the period between when it transfers its data and services to its customers and when the customer pays for such services will be one year or less.

Contract assets represent the Company’s rights to consideration in exchange for services transferred to a customer that have not been billed as of the reporting date. While the Company’s rights to consideration are generally unconditional at the time its performance obligations are satisfied, under certain circumstances the related billing occurs in arrears. At December 31, 2024 and December 31, 2023, $122.8 million and $115.5 million, respectively, of contract assets were recorded as a component of trade receivables, net in the Consolidated Balance Sheets.

Deferred revenues relate to advance consideration received or the right to consideration that is unconditional from customers for which revenue is recognized when the performance obligation is satisfied and control transferred to the customer. At December 31, 2023, $267.9 million of deferred revenues were recorded in the Consolidated Balance Sheet, of which substantially all was recognized as revenue during the year ended December 31, 2024. At December 31, 2024, the balance of deferred revenues was $273.4 million.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring data or services. The Company estimates different forms of variable consideration at the time of sale based on historical experience, current conditions and contractual obligations. Revenue is recorded net of customer discounts, credits and similar charges. The Company periodically provides price concessions or cancellations and uses historical experience to establish a liability for the estimate of expected price adjustments and cancellations, which was $6.4 million and $5.8 million at December 31, 2024 and 2023, respectively.

Remaining performance obligations include both amounts recorded as deferred revenue on the balance sheet as of December 31, 2024 as well as amounts not yet invoiced to customers as of December 31, 2024, largely reflecting future revenue related to signed multi-year arrangements. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion. The Company expects to recognize into revenue approximately 56% of this balance within one year, approximately 28% of this balance between one to two years and the remaining amount thereafter.

Incremental direct costs incurred to build the infrastructure to service new contracts are deferred as a contract cost. The balances of such deferred costs were insignificant as of December 31, 2024 and were $2.3 million as of December 31, 2023. These costs are typically amortized through cost of revenues over the original contract period beginning when the infrastructure is ready for its intended use. For the years ended

F-24

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

December 31, 2024, 2023 and 2022, the amortization of these costs was $1.6 million, $5.5 million and $8.0 million, respectively. There was no impairment loss recorded in any of the periods presented.

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Prior to the completion of the GfK Combination, NIQ had three reportable segments consisting of North America & Global Accounts, International and Consumer Insights. Effective on the date of the GfK Combination, the Company added GfK as a reportable segment. During the third quarter of 2024, the Company transitioned into its new reporting structure which resulted in changes to the Company’s operating segments and reporting units. The goodwill of the Company’s historical reporting units were reallocated to the new reporting units on a relative fair value basis as of the date of the reorganization, as it is impractical to reallocate goodwill in prior periods. Upon the reorganization, the Company’s operating segments now consist of North America and Latin America within the Americas reportable segment, Western Europe and Eastern Europe, Middle East and Africa within the EMEA reportable segment and APAC. The Company assessed goodwill for impairment immediately before and immediately after the reorganization and concluded that there was no goodwill impairment.

The table below summarizes the changes in the carrying amount of goodwill by reportable segment during the periods presented:

(in millions)	Americas	EMEA	APAC	North America & Global Accounts	International	Consumer Insights	GfK	Total
Balance at December 31, 2022	$—	$—	$—	$225.1	$491.3	$20.3	$—	$736.7
Adjustments to goodwill for GfK Combination(1)	—	—	—	—	—	—	1,586.0	1,586.0
Foreign currency exchange rate changes	—	—	—	0.3	44.1	—	(1.2)	43.2

Balance at December 31, 2023	—	—	—	225.4	535.4	20.3	1,584.8	2,365.9
Foreign currency exchange rate changes	—	—	—	(0.2)	0.9	—	3.7	4.4
Adjustments to goodwill for disposals(2)	—	—	—	—	—	—	(22.3)	(22.3)
Reporting unit reallocation(3)	608.0	1,209.0	531.0	(225.2)	(536.3)	(20.3)	(1,566.2)	—

Balance at September 30, 2024	608.0	1,209.0	531.0	—	—	—	—	2,348.0
Adjustments to goodwill for disposals(4)	—	(21.1)	—	—	—	—	—	(21.1)
Foreign currency exchange rate changes	(9.0)	(91.0)	(17.4)	—	—	—	—	(117.4)

Balance at December 31, 2024	$599.0	$1,096.9	$513.6	$—	$—	$—	$—	$2,209.5

(1)	Goodwill related to the GfK Consumer Panel business was classified as held for sale, as further described in Note 4. “Discontinued Operations and Disposals”.
(2)	Adjustments due to the deconsolidation of Russia businesses, as disclosed in Note 4. “Discontinued Operations and Disposals”.
(3)	Represents the reallocation of goodwill as a result of the Company reorganizing its segments.
(4)	Adjustments related to the Netquest business classified as held for sale, as further described in Note 4. “Discontinued Operations and Disposals”.

F-25

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Intangible Assets

The table below summarizes the carrying value of intangible assets:

	December 31, 2024			December 31, 2023
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Computer software(1)	$1,413.2	$(755.2)	$658.0	$1,212.0	$(446.6)	$765.4
Customer relationships(1)	1,056.6	(204.8)	851.8	1,146.5	(126.9)	1,019.6
Retail partnerships(1)	600.8	(140.5)	460.3	649.6	(101.1)	548.5
Trade names and trademarks	274.2	(64.4)	209.8	287.8	(43.2)	244.6
Consumer panels(1)	60.4	(22.2)	38.2	82.2	(16.8)	65.4
Other intangibles	106.8	(37.3)	69.5	76.3	(13.7)	62.6

	$3,512.0	$(1,224.4)	$2,287.6	$3,454.4	$(748.3)	$2,706.1

(1)

The net carrying amount as of December 31, 2024 excludes $12.8 million of customer relationships, $4.4 million of retail partnerships, $2.8 million of consumer panels and $2.2 million of computer software that are classified as held for sale, as disclosed in Note 4. “Discontinued Operations and Disposals”.

For the years ended December 31, 2024, 2023 and 2022, amortization expense related to intangible assets was $516.8 million, $380.4 million and $227.3 million, respectively. This amount includes amortization expense associated with computer software of $319.3 million, $241.8 million and $141.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, the net book value of internally developed and purchased software was $652.7 million and $5.3 million, respectively. At December 31, 2023, the net book value of internally developed and purchased software was $756.9 million and $8.5 million, respectively.

The following table sets forth the estimated amortization expense for intangible assets for the next five years and thereafter:

For the year ending December 31,	(in millions)
2025	$483.4
2026	441.3
2027	238.2
2028	207.2
2029	205.8
Thereafter	711.7

$2,287.6

7. PROPERTY AND EQUIPMENT

The following table sets forth the components of property and equipment:

	December 31,
(in millions)	2024	2023
Buildings and leasehold improvements	$139.9	$151.6
Information and communication equipment	271.3	245.7
Furniture, equipment and other	51.8	56.2

	463.0	453.5
Less: accumulated depreciation	(255.0)	(199.8)

	$208.0	$253.7

F-26

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

For the years ended December 31, 2024, 2023 and 2022, depreciation expense related to property and equipment was $79.9 million, $80.5 million and $73.8 million, respectively.

Depreciation expense includes finance lease depreciation of $22.2 million, $20.5 million and $21.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Finance leases, which are composed primarily of information and communication equipment, are further discussed in Note 9. “Leases”.

8. SUPPLEMENTAL BALANCE SHEET INFORMATION

Prepaid expenses and other current assets consisted of the following:

	December 31,
(in millions)	2024	2023
Prepaid expenses	$107.7	$96.4
Derivative assets (Note 11)	11.1	5.0
Debt issuance costs	2.8	4.7
Other	14.7	16.9

	$136.3	$123.0

Other noncurrent assets consisted of the following:

	December 31,
(in millions)	2024	2023
Equity method investments	$58.1	$65.6
Cost method investments	44.8	45.0
Defined benefit plan assets (Note 15)	44.1	34.5
Prepaid expenses	12.6	17.1
Debt issuance costs	6.3	5.9
Other	105.8	77.7

	$271.7	$245.8

Accrued expenses consisted of the following:

	December 31,
(in millions)	2024	2023
Payroll and benefit costs	$288.7	$280.5
Data and professional services	161.9	179.4
Restructuring liabilities (Note 14)	74.4	38.1
Accrued income taxes	37.2	50.5
Other	43.1	55.8

	$605.3	$604.3

Other current liabilities consisted of the following:

	December 31,
(in millions)	2024	2023
Operating lease liabilities (Note 9)	$52.9	$66.5
Derivative liabilities (Note 11)	6.6	7.0
Other	72.0	89.2

	$131.5	$162.7

F-27

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Other noncurrent liabilities consisted of the following:

	December 31,
(in millions)	2024	2023
Defined benefit plan liabilities (Note 15)	$93.9	$103.8
Derivative liabilities (Note 11)	14.1	22.4
Restructuring liabilities (Note 14)	4.3	2.7
Other	139.5	96.1

	$251.8	$225.0

9. LEASES

NIQ has operating and finance leases for real estate facilities, servers, computer hardware and other equipment. The Company subleases certain real estate facilities to third parties. The Company’s leases expire at various dates through 2038, some of which include options to extend the term for up to five years, and some of which include options to terminate the leases within one year.

The components of lease cost were as follows:

	Year Ended December 31,
(in millions)	2024	2023	2022
Lease cost
Finance lease cost:
Amortization of right-of-use assets	$22.2	$21.5	$23.2
Interest on lease liabilities	2.9	2.1	1.5

Total finance lease cost	25.1	23.6	24.7
Operating lease cost	71.8	59.8	55.7
Short-term lease cost	1.6	1.8	1.1
Sublease income(1)	(14.8)	(10.7)	(8.0)

Total lease cost	$83.7	$74.5	$73.5

(1)	Sublease income is presented as a component of other operating income in the Consolidated Statements of Operations.

Supplemental balance sheet information related to leases was as follows:

	December 31,
(in millions)	2024	2023
Operating leases
Operating lease right-of-use assets	$179.6	$231.0
Other current liabilities	52.9	66.5
Operating lease liabilities	196.5	240.2

Total operating lease liabilities	$249.4	$306.7
Finance leases
Property and equipment, gross	$133.4	$123.2
Accumulated depreciation	(73.2)	(55.9)

Property and equipment, net	60.2	67.3
Short-term debt and current portion of long-term debt	17.3	16.8
Long-term debt	21.4	27.6

Total finance lease liabilities	$38.7	$44.4

F-28

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The weighted-average remaining lease term and weighted-average discount rate were as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term
Operating leases	11.9 years	11.8 years
Finance leases	2.9 years	3.6 years
Weighted-average discount rate
Operating leases	5.8%	5.5%
Finance leases	7.3%	6.4%

The following table sets forth supplemental cash flow information related to leases:

	Year Ended December 31,
(in millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$80.4	$74.7	64.8
Operating cash flows from finance leases	2.9	2.1	1.5
Financing cash flows from finance leases	22.3	17.8	19.2
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	36.0	48.3	42.1
Finance leases	17.5	16.4	18.8

Annual maturities of lease liabilities are as follows:

(in millions)	Operating Leases	Finance Leases
2025	$66.1	$19.9
2026	49.3	12.6
2027	36.0	7.1
2028	29.8	1.7
2029	24.0	0.3
Thereafter	98.1	2.7

Total undiscounted lease payments	$303.3	$44.3
Less: imputed interest	(53.9)	(5.6)

Total lease liabilities	$249.4	$38.7

F-29

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

10. DEBT

The following table sets forth the Company’s outstanding indebtedness:

	December 31,
(in millions)	2024	2023
2023 USD Term Loan, less unamortized discount of $66.3 and $97.3 in 2024 and 2023, respectively	$921.4	$877.7
2023 EUR Term Loan, less unamortized discount of $36.7 and $54.8 in 2024 and 2023, respectively	607.3	494.4
2023 Liquidity Term Loan, less unamortized discount of $27.3 and $43.9 in 2024 and 2023, respectively	441.8	428.8
2021 USD Term Loan, less unamortized discount of $2.1 and $2.8 in 2024 and 2023, respectively	804.4	812.1
2021 EUR Term Loan, less unamortized discount of $1.3 and $1.8 in 2024 and 2023, respectively	792.4	853.1
2021 CAD Term Loan, less unamortized discount of $0.2 and $0.3 in 2024 and 2023, respectively	85.5	93.7
Revolver	364.0	524.8
Other debt	31.7	30.1

Total debt	4,048.5	4,114.7
Finance leases	38.7	44.4
Other financing obligations	47.4	48.4

Total debt, finance leases and other financing obligations	4,134.6	4,207.5
Less: Unamortized debt issuance costs	(53.8)	(76.7)
Less: Short-term debt and current portion of long-term debt	(121.0)	(103.3)

Total long-term debt	$3,959.8	$4,027.5

Term Loans and Revolver

The Company, through its subsidiaries, has a credit agreement (“the Credit Agreement”), comprised of term loans and a revolving facility (the “Revolver”). In connection with the Credit Agreement, the Company is party to the Dutch Security Agreement and has pledged bank receivables and intercompany receivables (each as defined in the Dutch Security Agreement). The term loans are comprised of 2023 tranches issued to fund working capital and the GfK Combination and 2021 tranches issued in connection with the Advent Acquisition. The term loans mature on March 5, 2028 and require quarterly principal payments equal to 0.25% of the original principal. At the commencement of the Credit Agreement, the Revolver had a maturity date of March 5, 2026. On June 28, 2024, the Credit Agreement was amended to extend the maturity date of the Revolver to March 5, 2028. The respective terms of each debt arrangement are further described below. See Note 21. “Subsequent Events” for information on amendments to the Credit Agreement during 2025.

2023 USD Term Loan

On July 10, 2023, the Credit Agreement was amended to issue a U.S. Dollar term loan (“2023 USD Term Loan”) in the aggregate principal amount of $980.0 million. The 2023 USD Term Loan was issued at a price of 89.0% of the aggregate principal amount, which resulted in a discount related to underwriting fees of $107.8 million. At commencement, the 2023 USD Term Loan was subject to interest at term Secured Overnight Financing Rate (“SOFR”) plus a spread of 625 basis points.

F-30

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spread on the 2023 USD Term Loan from 625 basis points to 475 basis points. On July 18, 2024, the Credit Agreement was further amended to issue additional debt of $20.0 million within the 2023 USD Term Loan. In connection with these amendments, the Company recognized a loss of $19.6 million, which included $15.7 million for the write-off of unamortized discount and $3.9 million for the write-off of unamortized debt issuance costs. The amounts associated with the write-off were included in nonoperating (expense) income, net.

At December 31, 2024 and 2023, the interest rate for the 2023 USD Term Loan was approximately 9.3% and 11.6%, respectively.

2023 EUR Term Loan

On July 10, 2023, the Credit Agreement was amended to issue a Euro term loan (“2023 EUR Term Loan”) in the aggregate principal amount of €500.0 million (equivalent to approximately $550.0 million USD). The 2023 EUR Term Loan was issued at a price of 89.0% of the aggregate principal amount, which resulted in a discount related to underwriting fees of €55.0 million (equivalent to approximately $60.5 million USD). At commencement, the 2023 EUR Term Loan was subject to interest at Euro LIBOR plus a spread of 650 basis points.

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spread on the 2023 EUR Term Loan from 650 basis points to 475 basis points. On July 18, 2024, the Credit Agreement was further amended to issue additional debt of €123.5 million (equivalent to approximately $135.0 million USD) within the 2023 EUR Term Loan. In connection with these amendments, the Company recognized a loss of $6.7 million, which included $5.4 million for the write-off of unamortized discount and $1.3 million for the write-off of unamortized debt issuance costs. The amounts associated with the write-off were included in nonoperating (expense) income, net.

At December 31, 2024 and 2023, the interest rate for the 2023 EUR Term Loan was approximately 7.8% and 10.3%, respectively.

2023 Liquidity Term Loan

On February 28, 2023, the Credit Agreement was amended to issue a U.S. Dollar term loan (“2023 Liquidity Term Loan”) in the aggregate principal amount of $475.0 million. The 2023 Liquidity Term Loan was issued at a price of 89.0% of the aggregate principal amount, which resulted in a discount related to underwriting fees of $52.3 million. At commencement, the 2023 Liquidity Term Loan was subject to interest at term SOFR plus a spread of 625 basis points.

On July 11, 2024, the Credit Agreement was amended to reduce the interest rate spread on the 2023 Liquidity Term Loan from 625 basis points to 475 basis points. In connection with this amendment, the Company recognized a loss of $9.5 million, which included $7.6 million for the write-off of unamortized discount and $1.9 million for the write-off of unamortized debt issuance costs. The amounts associated with the write-off were included in nonoperating (expense) income, net.

At December 31, 2024 and 2023, the interest rate for the 2023 Liquidity Term Loan was approximately 9.3% and 11.6%, respectively.

2021 USD Term Loan

On March 5, 2021, a U.S. Dollar tranche (“2021 USD Term Loan”) was issued in the aggregate principal amount of $950.0 million. The 2021 USD Term Loan was issued at a price of 99.5% of the aggregate principal amount, which resulted in a discount related to underwriting fees of $4.8 million. From the commencement date through November 29, 2021, the 2021 USD Term Loan was subject to interest at LIBOR plus a spread of 375 to 400 basis points dependent on certain ratio levels.

F-31

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

On November 30, 2021, the Credit Agreement was amended to issue additional debt within the 2021 EUR Term Loan which is further described below. The Company used the proceeds to pay down the 2021 USD Term Loan by approximately $111.6 million. The amended Credit Agreement also reduced the interest rate spread to a range of 350 to 375 basis points dependent on certain ratio levels. On July 10, 2023, the Credit Agreement was amended to replace LIBOR with term SOFR.

At December 31, 2024 and 2023, the interest rate for the 2021 USD Term Loan was approximately 8.4% and 9.1%, respectively.

2021 EUR Term Loan

On March 5, 2021, a Euro tranche (“2021 EUR Term Loan”) was issued in the aggregate principal amount of €545.0 million (equivalent to approximately $650.0 million USD). The 2021 EUR Term Loan was issued at a price of 99.5% of the aggregate principal amount, which resulted in a discount related to underwriting fees of €2.7 million (equivalent to approximately $3.3 million USD). From the commencement date through November 29, 2021, the 2021 EUR Term Loan was subject to interest at Euro LIBOR plus a spread of 350 to 400 basis points dependent on certain ratio levels.

On November 30, 2021, the Credit Agreement was amended to issue additional debt within the 2021 EUR Term Loan of €250.0 million (equivalent to approximately $283.5 million USD). The Company used the proceeds to pay down the 2021 USD Term Loan as described above and to finance other acquisitions. The amended Credit Agreement also reduced the interest rate spread for the 2021 EUR Term Loan to a range of 325 to 375 basis points dependent on certain ratio levels.

At December 31, 2024 and 2023, the interest rate for the 2021 EUR Term Loan was approximately 6.8% and 7.6%, respectively.

2021 CAD Term Loan

On March 5, 2021, a Canadian dollar tranche (“2021 CAD Term Loan”) was issued in the aggregate principal amount of C$128.0 million (equivalent to approximately $100.0 million USD). The 2021 CAD Term Loan was issued at a price of 99.5% of the aggregate principal amount, which resulted in a discount related to underwriting fees of C$0.6 million (equivalent to approximately $0.5 million USD). From the commencement date through November 29, 2021, the 2021 CAD Term Loan was subject to interest at Canadian Dollar Offered Rate (“CDOR”) plus a spread of 450 to 475 basis points dependent on certain ratio levels.

On November 30, 2021, the Credit Agreement was amended to reduce the interest rate spread to a range of 400 to 425 basis points dependent on certain ratio levels. On June 28, 2024, the Credit Agreement was amended to replace CDOR with term Canadian Overnight Repo Rate Average (“CORRA”).

At December 31, 2024 and 2023, the interest rate for the 2021 CAD Term Loan was approximately 7.9% and 9.7%, respectively.

Revolver

On March 5, 2021, the Company entered into a revolving facility. The maximum borrowing capacity was $350.0 million at the commencement of the facility, with the capacity being increased through subsequent amendments to the Credit Agreement. At December 31, 2024 and 2023, the maximum borrowing capacity under the Revolver was $638.3 million.

The commitment fee is 25 to 50 basis points dependent on certain ratio levels. Borrowings are subject to an interest rate spread of 325 to 375 basis points dependent on certain ratio levels. On August 31, 2022, the Credit Agreement was amended to replace LIBOR with term SOFR for borrowings denominated in U.S. dollars.

F-32

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

At December 31, 2024 and 2023, the weighted-average interest rate for borrowings under the Revolver was approximately 8.1% and 8.3%, respectively.

Covenant Compliance

The Credit Agreement contains various restrictive covenants that, among other things, impose limitations on: (i) the incurrence of additional indebtedness; (ii) creation of liens; (iii) dividend payments or certain other restricted payments or investments and (iv) mergers, consolidations or sales. The Credit Agreement also requires the Company to maintain a certain ratio of Consolidated First Lien Debt to Consolidated Adjusted EBITDA (as defined in the Credit Agreement) if outstanding indebtedness exceeds a certain level. In addition, the Credit Agreement requires mandatory prepayments of the term loans if the Company’s excess cash flow (as defined in the Credit Agreement) exceeds a certain level.

The Company was in compliance with all relevant covenants contained in the Credit Agreement as of December 31, 2024.

Maturity Profile

The following table sets forth the aggregate principal repayment requirements for total debt:

(in millions)
2025	$56.3
2026	52.5
2027	38.5
2028	4,035.1

Total payments on debt	4,182.4
Unamortized debt discounts	(133.9)

Total debt	$4,048.5

Debt Issuance Costs

The Company capitalizes costs associated with the issuance of debt, and such costs are amortized over the term of the respective debt instrument. During the years ended December 31, 2024 and 2023, the Company incurred $7.6 million and $64.3 million, respectively, in costs associated with executing amendments related to the term loans and the Revolver.

As of December 31, 2024 and 2023, unamortized debt issuance costs associated with the Company’s term loans totaled $53.8 million and $76.7 million, respectively, and were presented as a reduction of debt in the Consolidated Balance Sheets. Unamortized debt issuance costs associated with the Revolver are presented as other assets in the Consolidated Balance Sheets and totaled $9.1 million and $10.6 million as of December 31, 2024 and 2023, respectively.

Finance Leases

The Company finances certain assets under finance leases. These assets primarily relate to information and communication equipment which are recorded within property and equipment in the Consolidated Balance Sheets. Liabilities under finance leases are recorded within short-term debt and current portion of long-term debt and long-term debt. See Note 9. “Leases” for more information on finance leases.

Other Financing Obligations

Other financing obligations relate to a program in which accounts receivable are sold to third parties, as further discussed in Note 2. “Summary of Significant Accounting Policies”.

F-33

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable, outstanding indebtedness, derivative instruments and benefit plan assets. The fair value of the Company’s benefit plan assets is disclosed in Note 15. “Pension and Other Post-Retirement Benefits” and except for outstanding indebtedness, the carrying value of the Company’s remaining financial instruments approximates fair value due to the short-term nature of the instruments.

The fair value of our debt instruments is measured using observable market information which would be considered Level 2 in the fair value hierarchy. The following table sets forth the carrying value and fair value amounts of the Company’s term loans:

	December 31, 2024		December 31, 2023
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Term Loans(1)(2)	$3,786.7	$3,798.6	$3,760.7	$3,668.8

(1)	The carrying value of the term loans is presented on a gross basis and excludes unamortized debt discounts.
(2)	The reported carrying values of other debt instruments approximate their fair values.

The Company is exposed to cash flow interest rate risk on floating-rate debt under its Credit Agreement and periodically uses interest rate swaps, interest rate caps and interest rate collars to hedge this exposure. The Company is also exposed to fluctuations in foreign currency under its Credit Agreement as certain debt obligations are denominated in a currency other than an entity’s functional currency. The Company uses cross-currency swaps as a hedge of both the foreign currency and interest rate exposures. The interest rate derivative instruments and cross-currency swaps have expiration dates through February 2026 and February 2028, respectively, and are designated as hedges for accounting purposes.

The Company also uses cross-currency swaps to hedge foreign currency risk of its net investments in certain foreign subsidiaries. These cross-currency swaps have expiration dates through February 2026 and are designated as net investment hedges for accounting purposes.

For derivatives designated as hedges for accounting purposes, the Company reports the after-tax gain or loss from the effective portion of the hedge as a component of accumulated other comprehensive (loss) income and reclassifies it into earnings in the same period or periods in which the hedged transaction affects earnings and within the same income statement line item as the impact of the hedged transaction.

The Company uses foreign exchange forward contracts to minimize the effect of fluctuating foreign-currency denominated accounts on its earnings, which are not designated as hedges for accounting purposes. As such, gains and losses from changes in fair value are recorded directly to earnings. In December 2024, the Company settled outstanding foreign exchange contracts prior to the expiration of their contractual maturities, resulting in the receipt of cash proceeds totaling approximately $20.8 million which are included in operating activities in the Consolidated Statement of Cash Flows.

The Company regularly monitors the creditworthiness of its counterparties to ensure no issues exist that could affect the value of its derivatives. Since the counterparties to derivative instruments have investment-grade credit ratings, the Company considers the counterparty risk to be remote.

In November 2023, the Company settled outstanding interest rate derivative contracts prior to the expiration of their contractual maturities through March 2025, resulting in the receipt of cash proceeds totaling approximately $48.3 million which are included in operating activities in the Consolidated Statement of Cash Flows. As these settled interest rate derivative contracts were designated as hedges, the associated gains are a component of accumulated other comprehensive income and will be reclassified into earnings as the original

F-34

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

hedged transaction affects earnings. The Company reclassified gains of approximately $34.1 million and $5.6 million into earnings in 2024 and 2023, respectively, and expects to reclassify approximately $8.6 million into earnings in 2025.

The following table presents the notional amounts of the Company’s outstanding derivative instruments:

(in millions)	December 31, 2024	December 31, 2023
Derivatives designated as cash flow hedges
Interest rate contracts	$1,943.3	$2,013.0
Cross-currency swaps	196.8	197.6
Derivatives designated as net investment hedges
Cross-currency swaps	$288.5	$—
Derivatives not designated as hedging instruments
Foreign exchange contracts	$—	$343.3

The following table sets forth the fair value amounts of derivatives presented in the Consolidated Balance Sheets:

	December 31, 2024		December 31, 2023
(in millions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Derivatives designated as cash flow hedges
Interest rate contracts	$0.3	$9.3	$3.1	$18.6
Cross-currency swaps	7.1	5.5	2.6	4.7

	$7.4	$14.8	$5.7	$23.3

Derivatives designated as net investment hedges
Cross-currency swaps	3.8	5.9	—	—
Derivatives not designated as hedging instruments
Foreign exchange contracts	—	—	0.4	6.1

Total derivatives	$11.2	$20.7	$6.1	$29.4

As reported in the Consolidated Balance Sheets
Prepaid expenses and other current assets	$11.1	$—	$5.0	$—
Other noncurrent assets	0.1	—	1.1	—
Other current liabilities	—	6.6	—	7.0
Other noncurrent liabilities	—	14.1	—	22.4

	$11.2	$20.7	$6.1	$29.4

The fair value of derivative instruments is measured using observable market information. These inputs would be considered Level 2 in the fair value hierarchy. While all of the Company’s derivative instruments are subject to master netting arrangements with its counterparties, assets and liabilities related to these contracts are presented on a gross basis within the Consolidated Balance Sheets.

F-35

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table presents gains (losses) on the Company’s interest rate contracts and cross-currency swaps:

(in millions)	Beginning Accumulated Other Comprehensive Gain (Loss)	Amount of gains (losses) recognized, net of tax	Amount of gains (losses) reclassified into income, net of tax	Ending Accumulated Other Comprehensive Gain (Loss)
Year ended December 31, 2024:
Designated as cash flow hedges:
Interest rate contracts	$26.7	$15.5	$41.4	$0.8
Cross-currency swaps	(2.3)	18.5	20.1	(3.9)
Designated as net investment hedges:
Cross-currency swaps	$—	$(1.9)	$—	$(1.9)
Year ended December 31, 2023:
Designated as cash flow hedges:
Interest rate contracts	$64.5	$2.0	$39.8	$26.7
Cross-currency swaps	—	2.1	4.4	(2.3)
Year ended December 31, 2022:
Designated as cash flow hedges:
Interest rate contracts	$6.3	$65.0	$6.8	$64.5

The following table presents gains (losses) on the Company’s foreign exchange contracts:

	Year Ended December 31,
(in millions)	2024	2023	2022
Derivatives not designated as hedging instruments
Foreign exchange contracts
Amounts recognized in foreign currency exchange (loss) gain, net	$31.3	$(6.2)	$(1.3)

12. EARNINGS PER SHARE

Basic earnings per share is computed by dividing income attributable to common stockholders by the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is computed by dividing income attributable to common stockholders by the weighted-average common shares and common share equivalents outstanding during the periods. The dilutive effect of common share equivalents is considered in the diluted earnings per share computation using the treasury stock method, which includes consideration of equity awards.

F-36

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the computation of basic and diluted earnings per share for the periods presented:

	Year Ended December 31,
(in millions, except share data)	2024	2023	2022
Loss from continuing operations	$(728.9)	$(463.4)	$(316.2)
Less: Net income attributable to noncontrolling interests	6.3	3.8	0.5

Loss from continuing operations attributable to NIQ	(735.2)	(467.2)	(316.7)

Income (loss) from discontinued operations	12.5	(9.0)	—

Net loss attributable to NIQ	$(722.7)	$(476.2)	$(316.7)

Weighted average basic and diluted NIQ common stock outstanding	100	100	100
Basic and diluted loss per share from:
Loss from continuing operations attributable to NIQ	$(7.35)	$(4.67)	$(3.17)
Income (loss) from discontinued operations	0.12	(0.09)	—

Net loss attributable to NIQ	$(7.23)	$(4.76)	$(3.17)

13. INCOME TAXES

The following table sets forth the components of loss from continuing operations before income taxes by jurisdiction:

	Year Ended December 31,
(in millions)	2024	2023	2022
Netherlands	$(183.4)	$(98.1)	$(65.0)
Non-Netherlands	(431.8)	(313.5)	(210.9)

Loss from continuing operations before income taxes	$(615.2)	$(411.6)	$(275.9)

The following table sets forth the components of income tax expense from continuing operations:

	Year Ended December 31,
(in millions)	2024	2023	2022
Current taxes:
Netherlands	$2.7	$0.9	$2.2
Non-Netherlands	146.6	89.6	75.0

Total	149.3	90.5	77.2

Deferred taxes:
Netherlands	(0.1)	(5.2)	1.2
Non-Netherlands	(35.5)	(33.5)	(38.1)

Total	(35.6)	(38.7)	(36.9)

Income tax expense from continuing operations	$113.7	$51.8	$40.3

F-37

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

NIQ’s income tax expense from continuing operations was different from the amount computed by applying the Netherlands statutory tax rate to the underlying loss from continuing operations before income taxes as a result of the following:

	Year Ended December 31,
(in millions)	2024	2023	2022
Loss from continuing operations before income taxes	$(615.2)	$(411.6)	$(275.9)

Netherlands statutory tax rate	25.8%	25.8%	25.8%

Benefit for income taxes at the Netherlands statutory rate	$(158.7)	$(106.5)	$(71.2)
Foreign tax rate differential	24.4	20.2	15.1
U.S. state and local taxation	0.5	0.9	0.3
Changes in valuation allowance	180.7	92.4	57.5
Withholding taxes	32.5	38.4	34.8
Non-deductible transaction costs	4.1	6.8	6.7
Gain on equity interest remeasurement	—	(3.4)	(2.2)
Russian deconsolidation	9.0	—	—
Change in unrecognized tax benefits	30.7	(4.8)	2.8
Return to provision adjustment	(1.2)	4.8	(0.5)
Tax credits	(5.2)	(3.3)	(2.3)
Other, net	(3.1)	6.3	(0.7)

Income tax expense from continuing operations	$113.7	$51.8	$40.3

Effective tax rate	(18.5)%	(12.6)%	(14.6)%

The following table sets forth deferred income tax assets and liabilities:

	December 31,
(in millions)	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$285.5	$309.8
Interest	236.7	130.0
Accrued expenses	42.0	19.6
Employee benefits	42.9	43.9
Tax credit carryforward	13.9	10.9
Fixed asset and computer software	0.6	—
Lease liabilities	64.5	79.4
Other assets	37.0	39.9

Total deferred tax asset	723.1	633.5
Valuation allowances	(530.7)	(376.7)

Deferred tax assets, net of valuation allowances	192.4	256.8

Deferred tax liabilities:
Intangible assets	(161.7)	(245.0)
Fixed asset and computer software	—	(5.4)
Right-of-use assets	(59.1)	(71.7)
Withholding taxes	(13.5)	(17.1)
Deferred gains	(42.8)	(44.3)
Other	(2.2)	2.3

Total deferred tax liability	(279.3)	(381.2)

Net deferred tax liability	$(86.9)	$(124.4)

F-38

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Realization of deferred tax assets is based, in part, on NIQ’s judgment and various factors including reversal of deferred tax liabilities, NIQ’s ability to generate future taxable income in jurisdictions where such assets have arisen and potential tax planning strategies. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future.

At December 31, 2024 and 2023, NIQ had gross net operating loss carryforwards of approximately $1.3 billion and $1.4 billion, respectively. Additionally, NIQ had net operating loss carryforwards of approximately $285.5 million and $309.8 million at December 31, 2024 and 2023, respectively. Approximately two-thirds of the net operating loss carryforwards are indefinite, while the remainder expire over varying periods. In addition, NIQ had tax credit carryforwards of approximately $13.8 million and $10.9 million at December 31, 2024 and 2023, respectively, which begin to expire in 2026.

In certain jurisdictions, NIQ has operating losses and other tax attributes that, due to the uncertainty of achieving sufficient profits to utilize these operating loss carryforwards and tax credit carryforwards, NIQ currently believes it is more likely than not that a portion of these losses will not be realized. Therefore, NIQ has a valuation allowance of approximately $530.7 million and $376.7 million at December 31, 2024 and 2023, respectively, related to net operating loss carryforwards, tax credit carryforwards and deferred tax assets related to other temporary differences. For the year ended December 31, 2024, the valuation allowance increased by $154.0 million, of which, $166.1 million through tax expense and the remainder through changes in other comprehensive income or foreign currency exchange rates. For the year ended December 31, 2023, the valuation allowance increased by $181.6 million, of which, $108.1 million through tax expense, $57.6 million through purchase accounting, and the remainder through changes in other comprehensive income or foreign currency exchange rates.

With respect to the outside basis differences of “domestic” subsidiaries, in each taxing jurisdiction where a tiered ownership structure exists, NIQ has confirmed that one or more viable tax planning strategies exists in each separate taxing jurisdiction that it could, and would—if required—employ to eliminate any income tax liability on such outside basis differences. In addition, NIQ does not assert that all foreign undistributed earnings will be permanently reinvested, but rather NIQ will, periodically, remit foreign earnings and has provided for withholding taxes of $13.5 million and $17.1 million at December 31, 2024 and 2023, respectively, related to those earnings.

A reconciliation of the beginning and ending amount of gross uncertain tax positions is as follows:

	Year Ended December 31,
(in millions)	2024	2023
Balance as of the beginning of period	64.4	43.5
Purchase accounting additions	—	19.9
Additions for current year positions	4.1	1.4
Additions for prior year positions	24.6	0.7
Reductions for prior year positions	(9.1)	(0.2)
Reductions for expiration of statute of limitations	—	(2.6)
Settlements	(11.6)	(0.2)
Foreign currency exchange rate changes	(3.4)	1.9

Balance as of the end of the period	$69.0	$64.4

At December 31, 2024 and 2023, NIQ had gross uncertain tax positions of $69.0 million and $64.4 million, respectively. The amount of unrecognized tax benefits that would affect the effective tax rate if recognized in the consolidated financial statements as of December 31, 2024 and 2023 was $64.9 million and $55.8 million, respectively. Amounts relating to years prior to 2021 are covered under an indemnification agreement with Nielsen as a result of the Advent Acquisition and, therefore, NIQ has recorded a corresponding indemnification asset of $12.1 million and $6.9 million as of December 31, 2024 and 2023, respectively. It is reasonably possible

F-39

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits, along with related interest and penalties. Furthermore, the amounts ultimately paid may differ from the amounts accrued. An estimate of any possible change cannot be made at this time.

Estimated interest and penalties related to unrecognized tax benefits is classified as a component of provision for income taxes in the Consolidated Statement of Operations. For the years ended December 31, 2024, 2023 and 2022, the Company recognized interest income on unrecognized tax benefits of $8.3 million, $3.5 million and $2.7 million, respectively, which primarily related to the expiration of a position’s statute of limitations during the period. As of December 31, 2024 and 2023, NIQ had a liability of $12.4 million and $5.1 million, respectively, for interest expense related to unrecognized tax benefits. Penalties recorded in the provision for income taxes were a benefit of $0.1 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively. Amounts relating to years prior to 2021 are covered under an indemnification agreement with Nielsen as a result of the Advent Acquisition and, therefore, NIQ has recorded a corresponding indemnification asset of $10.9 million and $4.5 million as of December 31, 2024 and 2023, respectively.

The NIQ business files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. NIQ is periodically audited by various foreign taxing authorities. NIQ will not be subject to any federal or state income tax examinations for years prior to 2021 due to the acquisition by Advent. NIQ has subsidiaries in Canada, Germany, the United Kingdom and other various countries that are currently under audit for years ranging from 2007 through 2022. As of December 31, 2024, the Company does not believe it is more likely than not that these audits will result in tax liabilities exceeding the amounts already recognized. However, the ultimate resolutions of tax audits are inherently unpredictable. As such, the Company’s financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these audits.

Numerous foreign jurisdictions have agreed to implement the Organization for Economic Co-operation and Development’s (“OECD”) Pillar 2 global corporate minimum tax rate. NIQ has evaluated the effect of this with respect to 2024 and determined that it did not have any material impacts for the current year. NIQ will continue to assess the impact of these proposals as countries are actively considering changes to their tax laws to adopt certain parts of the OECD’s proposal.

14. RESTRUCTURING ACTIVITIES

The following table summarizes activity related to liabilities associated with restructuring activities:

(in millions)	Cost Efficiency Program(1)	GfK Integration(2)	Total
Balance as of January 1, 2023	$53.9	$—	$53.9
Charges	24.3	10.3	34.6
Other adjustments	0.8	—	0.8
Payments	(42.9)	(5.6)	(48.5)

Balance as of December 31, 2023	$36.1	$4.7	$40.8
Charges	20.9	77.6	98.5
Other adjustments	(1.3)	—	(1.3)
Payments	(41.6)	(17.7)	(59.3)

Balance as of December 31, 2024	$14.1	$64.6	$78.7

(1)

As part of the Company’s Transformation Program, the Cost Efficiency Program centers on insourced activity from, and restructured expenses with, third party providers, technology and operational process redesign, labor arbitrage and rationalization, and reduction in non-client-impacting expense.

(2)	GfK Integration reflects actions to drive permanent cost savings and operational efficiencies in connection with the GfK Combination.

F-40

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

All restructuring charges have been recorded at Corporate, as these programs are centrally directed and are not included in internal measures of segment operating performance. Of the $78.7 million in remaining liabilities for restructuring actions, $74.4 million is expected to be paid within one year and is included in accrued expenses within the Consolidated Balance Sheet as of December 31, 2024.

15. PENSION AND OTHER POST-RETIREMENT BENEFITS

Defined Benefit Plans

The Company sponsors both funded and unfunded defined benefit pension plans (the “Pension Plans” or “plans”) for certain of its employees. This includes various defined benefit plans covering employees in North America, Europe and Asia (together, the “Other” plans). Where permitted by applicable law, the Company reserves the right to change, modify or discontinue the pension plans.

In 2023, the Company completed a settlement of its plan in the Netherlands, the Company’s country of domicile, by finalizing an agreement for issuance of a buy-out policy. Accumulated other comprehensive losses of approximately $6.3 million were realized as a result of the settlement, and are reflected as a component of nonoperating (expense) income, net.

In connection with the July 10, 2023 combination with GfK discussed in Note 3. “Acquisitions”, the Company assumed various defined benefit pension plans sponsored by GfK. These include defined benefit pension plans covering employees in Europe, Asia and North America. For all defined benefit plans assumed as part of the GfK Combination, the projected benefit obligation (“PBO”) and fair value of plan assets were remeasured as of the acquisition date.

The following table presents the changes in benefit obligations, plan assets and funded status for the defined benefit plans:

	Netherlands(1)		Other		Total
(in millions)	2024	2023	2024	2023	2024	2023
Change in projected benefit obligation
Beginning balance	$—	$59.5	$615.0	$448.0	$615.0	$507.5
Impact of GfK Combination	—	—	—	103.0	—	103.0
Service cost	—	—	9.8	8.1	9.8	8.1
Interest cost	—	1.2	22.9	22.3	22.9	23.5
Plan participants’ contributions	—	—	1.6	1.2	1.6	1.2
Actuarial loss (gain)	—	0.3	(19.2)	34.4	(19.2)	34.7
Benefits paid	—	(1.0)	(34.8)	(24.0)	(34.8)	(25.0)
Other	—	—	(3.3)	(0.5)	(3.3)	(0.5)
Curtailments	—	—	(0.7)	—	(0.7)	—
Settlements	—	(61.9)	(10.5)	(3.2)	(10.5)	(65.1)
Amendments	—	—	(0.3)	0.6	(0.3)	0.6
Foreign currency exchange rate changes	—	1.9	(30.6)	25.1	(30.6)	27.0

Ending balance	$—	$—	$549.9	$615.0	$549.9	$615.0

Change in plan assets
Beginning balance	$—	$59.5	$540.2	$435.5	$540.2	$495.0
Impact of GfK Combination	—	—	—	65.2	—	65.2
Actual return on plan assets	—	1.0	9.5	27.0	9.5	28.0
Employer contributions	—	0.5	14.2	14.3	14.2	14.8
Plan participants’ contributions	—	—	1.6	1.2	1.6	1.2
Benefits paid	—	(1.0)	(34.8)	(24.0)	(34.8)	(25.0)

F-41

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

	Netherlands(1)		Other		Total
(in millions)	2024	2023	2024	2023	2024	2023
Other	—	—	—	(0.5)	—	(0.5)
Settlements	—	(61.9)	(10.5)	(3.2)	(10.5)	(65.1)
Foreign currency exchange rate changes	—	1.9	(25.9)	24.7	(25.9)	26.6

Ending balance	$—	$—	$494.3	$540.2	$494.3	$540.2

Funded status	$—	$—	$(55.6)	$(74.8)	$(55.6)	$(74.8)

(1)	As described above, the Company completed a settlement of the Netherlands plan in 2023.

The following table presents the amounts recognized in the Consolidated Balance Sheets and weighted-average assumptions used to determine benefit obligations:

	December 31,(1)
(in millions)	2024	2023
Amounts recognized in the Consolidated Balance Sheets
Other noncurrent assets	$44.1	$34.5
Accrued expenses	(5.8)	(5.5)
Other noncurrent liabilities	(93.9)	(103.8)

Net amount recognized	$(55.6)	$(74.8)

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.1%	3.9%
Rate of compensation increase	3.0%	3.0%

(1)	As described above, the Company completed a settlement of the Netherlands plan in 2023. All amounts relate to Other plans at December 31, 2024 and 2023.

The measurement date for all plans is December 31st. Accordingly, at the end of each fiscal year, the Company determines the discount rate to measure the plan liabilities at their present value. The discount rate is an estimate of the rate at which the benefit obligations could be effectively settled. The discount rate is set by reference to specific analyses using market yields on high-quality corporate bonds and each plan’s specific cash flows.

The Company uses the spot-rate approach for its significant retirement benefit plans. Under the spot-rate approach, the Company uses individual spot rates along the yield curve that correspond with the timing of each expected future cash outflow for benefit payments in order to calculate interest cost and service cost within net periodic benefit costs.

The PBO at December 31, 2024 and 2023, was $549.9 million and $615.0 million, respectively. The Company had 36 plans at December 31, 2024 and 38 plans at December 31, 2023 for which the PBO was in excess of the fair value of plan assets. For these plans, the aggregate PBO was $210.8 million and $252.1 million, respectively, and the aggregate fair value of plan assets was $111.1 million and $142.8 million, respectively.

At December 31, 2024 and 2023, the accumulated benefit obligation was $525.4 million and $585.0 million, respectively. The Company had 35 plans at December 31, 2024 and 36 plans at December 31, 2023 for which the accumulated benefit obligation was in excess of the fair value of plan assets. For these plans, the aggregate pension accumulated benefit obligation was $188.2 million and $145.9 million, respectively, and the aggregate fair value of plan assets was $106.0 million and $57.8 million, respectively.

F-42

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table presents the components of net periodic pension cost (benefit):

	Netherlands(1)			Other			Total
(in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Service cost	$—	$—	$—	$9.8	$8.1	$8.2	$9.8	$8.1	$8.2
Interest cost	—	1.2	0.8	22.9	22.3	11.0	22.9	23.5	11.8
Expected return on plan assets	—	(1.0)	(2.6)	(24.7)	(20.5)	(21.6)	(24.7)	(21.5)	(24.2)
Amortization of net gain	—	—	—	(0.4)	(1.0)	(0.1)	(0.4)	(1.0)	(0.1)
Amortization of prior service credit	—	—	—	—	(0.1)	(0.1)	—	(0.1)	(0.1)
Curtailments	—	—	—	(0.5)	—	—	(0.5)	—	—
Settlements	—	6.3	—	0.2	(0.2)	(2.0)	0.2	6.1	(2.0)

Net periodic pension cost (benefit)	$—	$6.5	$(1.8)	$7.3	$8.6	$(4.6)	$7.3	$15.1	$(6.4)

(1)	As described above, the Company completed a settlement of the Netherlands plan in 2023.

Service cost is reported as a component of selling, general and administrative expenses. The other components of net periodic pension cost (benefit) totaling net benefits of $2.5 million for the year ended December 31, 2024, net costs of $7.0 million for the year ended December 31, 2023 and net benefits of $14.6 million for the year ended December 31, 2022 were presented as a component of nonoperating (expense) income, net.

The following weighted-average actuarial assumptions were used to determine net periodic pension cost (benefit):

	Netherlands(1)			Other			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate	N/A	4.2%	1.5%	3.9%	4.7%	2.0%	3.9%	4.7%	1.9%
Rate of compensation increase	N/A	N/A	N/A	3.0%	3.3%	3.1%	3.0%	3.3%	3.1%
Expected return on plan assets	N/A	4.2%	4.2%	5.3%	4.8%	3.9%	5.3%	4.8%	4.0%

(1)	As described above, the Company completed a settlement of the Netherlands plan in 2023.

The expected long-term rate of return on pension plan assets were based on a review of the historical returns of the asset classes in which the assets of the Pension Plans are invested and long-term economic forecast for the type of investments held by the plans. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the Pension Plans.

The actual return on plan assets will vary year to year from this assumption. The difference between the expected return and actual return on plan assets is amortized into expense over the service lives of the plan participants. These amounts are reflected on the balance sheet through charges to accumulated other comprehensive (loss) income, a component of stockholders’ equity.

F-43

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following tables set forth the changes and the end of year components of accumulated other comprehensive loss (income) for the defined benefit plans:

(in millions)
Changes to balance:
Balance at January 1, 2023, before tax effect	$(2.1)
Prior service cost	0.6
Net actuarial loss	28.7
Settlements	(6.1)
Amortization of actuarial loss	1.5
Amortization of prior service credit	0.1
Foreign currency exchange rate changes	2.7

Balance at December 31, 2023, before tax effect	$25.4

Prior service credit	(0.4)
Net actuarial gain	(7.4)
Curtailments	0.6
Settlements	(0.2)
Amortization of actuarial loss	0.7
Foreign currency exchange rate changes	(1.8)

Balance at December 31, 2024, before tax effect	$16.9

	December 31,
(in millions)	2024	2023
Components of balance:
Prior service cost	$0.1	$0.5
Net actuarial loss	16.8	24.9

Ending balance, before tax effect	$16.9	$25.4
Tax effect	1.7	(0.5)

Ending balance, after tax effect	$18.6	$24.9

Estimated future benefit payments are as follows:

(in millions)	Benefit Payments
For the year ending December 31,
2025	$34.3
2026	36.0
2027	38.4
2028	36.4
2029	38.0
2030-2034	200.4

The Company expects to contribute approximately $4.4 million to pension plans in 2025.

The primary objective with regard to the investment of the Pension Plans’ assets is to ensure that in each individual plan, sufficient funds are available to satisfy future benefit obligations. For this purpose, asset and liability management studies are made periodically at each pension fund. For each of the Pension Plans, an appropriate mix is determined on the basis of the outcome of these studies, taking into account the national rules and regulations.

F-44

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The pension plans’ asset mixes for such plans are summarized as follows:

	December 31,(1)
	2024	2023
Equity securities	22.6%	15.8%
Fixed income securities	34.8%	41.2%
Insurance	29.6%	31.8%
Other	13.0%	11.2%

Total	100.0%	100.0%

(1)	As described above, the Company completed a settlement of the Netherlands plan in 2023. All amounts relate to Other plans at December 31, 2024 and 2023.

The following tables set forth the fair value of the pension plan assets by asset category:

	December 31, 2024
(in millions)	Level 1	Level 2	Level 3	NAV(1)	Total
Cash and equivalents	$10.9	$—	$—	$4.4	$15.3
Equity securities	2.3	92.6	—	17.0	111.9
Fixed income securities:
Corporate bonds	0.4	24.6	—	2.9	27.9
Government issued debt	4.9	47.3	—	—	52.2
Liability driven investments	—	—	—	91.6	91.6
Insurance	—	70.3	—	76.2	146.5
Private equity and hedge funds	—	4.0	—	18.6	22.6
Real estate	—	25.6	—	0.7	26.3

Total investments	$18.5	$264.4	$—	$211.4	$494.3

(1)

Investments measured at fair value using the net asset value (“NAV”) per share practical expedient have not been classified in the fair value hierarchy. The amounts presented in the table are intended to reconcile the fair value hierarchy to the total fair value of plan assets.

	December 31, 2023
(in millions)	Level 1	Level 2	Level 3	NAV(1)	Total
Cash and equivalents	$14.9	$—	$—	$1.2	$16.1
Equity securities	13.5	56.5	—	15.2	85.2
Fixed income securities:
Corporate bonds	9.9	64.3	—	6.6	80.8
Government issued debt	17.4	30.4	—	—	47.8
Liability driven investments	—	—	—	93.8	93.8
Insurance	—	82.4	—	89.5	171.9
Private equity and hedge funds	—	0.9	—	30.3	31.2
Real estate	—	12.4	—	1.0	13.4

Total investments	$55.7	$246.9	$—	$237.6	$540.2

(1)

Investments measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The amounts presented in the table are intended to reconcile the fair value hierarchy to the total fair value of plan assets.

F-45

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The pension plans’ assets are measured at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level of any input that is significant to the measurement of fair value. Investments for which fair value is measured using the NAV per share practical expedient are not classified in the fair value hierarchy. These funds are valued at the net asset value of shares held in the underlying funds.

Defined Contribution Plans

The Company offers defined contribution plans to certain participants, including in the United States. In the United States, the Company contributes cash to each employee’s retirement account in an amount up to 3% of eligible compensation. For the years ended December 31, 2024, 2023 and 2022, total expenses for all defined contribution plans were $41.0 million, $30.5 million and $24.0 million, respectively.

Deferred Compensation Plan

The Company participates in a deferred compensation plan that permits select employees to make pre-tax deferrals of compensation. Employees have the option to transfer deferral balances into a variety of investment options. As of December 31, 2024 and 2023, the Company’s obligation under the deferred compensation plan was $3.2 million and $2.9 million, respectively, which was included in other noncurrent liabilities in the Consolidated Balance Sheets.

A Rabbi Trust arrangement has been established to provide for the liabilities associated with the deferred compensation plan. The assets are composed of investments in mutual funds. As of December 31, 2024 and 2023, $3.2 million and $2.9 million, respectively, was recorded in other assets in the Consolidated Balance Sheets for this arrangement.

16. SHARE-BASED COMPENSATION

In connection with the Advent Acquisition on March 5, 2021, the Company, Advent and entities created to own the Company implemented a share-based employee compensation plan which permits the grant of certain share-based awards to certain employees, directors and non-employees. At the commencement of such plan, the maximum number of units or shares authorized were 282,353. On March 28, 2022, the share-based employee compensation plan was amended to increase the maximum number of authorized units or shares to 323,055. On July 10, 2023, the share-based employee compensation plan was further amended to increase the maximum number of authorized units or shares to 343,782.

The units or shares may be issued in the form of Class B, Class C, Class D or Class E shares of AI PAVE Dutchco I B.V., an indirect parent of the Company, interests in which are subject to the terms of incentive awards. If any award granted under the plan is cancelled, forfeited or acquired (pursuant to a call, redemption or other right), the units or shares subject to such award will again be available for issuance under the plan. The incentive awards receive distributions after Advent and others receive their invested capital. At December 31, 2024 and 2023, the aggregate pool of shares outstanding for Class B, Class C, Class D and Class E awards totaled 295,074 shares and 277,485 shares, respectively.

The share-based employee compensation plan includes units or shares that are comprised of time-based awards and performance-based awards. Time-based awards vest quarterly in equal amounts over a four or five-year period. The performance-based awards are accounted for as awards with performance conditions and compensation cost is recognized based upon the Company’s determination of whether it is probable that the performance conditions will be achieved.

F-46

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The Company incurred share-based compensation expense of $4.7 million, $4.3 million and $4.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, which is included in selling, general and administrative expenses for such periods.

The fair values of awards were estimated using the Monte Carlo simulation model and included the following assumptions:

	Year Ended December 31,
	2024	2023	2022
Expected term (in years)	2.5	3.8	4.0
Expected volatility	30.0%	32.0%	50.0%
Discount for lack of marketability	12.5%	15.0%	25.0%
Risk-free interest rate	4.3%	4.2%	2.4%

The following table sets forth a summary of time-based awards:

	Year Ended December 31,
	2024		2023		2022
	Awards	Weighted Average Fair Value	Awards	Weighted Average Fair Value	Awards	Weighted Average Fair Value
Unvested at beginning of year	62,542	$199.90	82,440	$200.85	102,418	$173.39
Granted	22,177	99.62	12,795	181.78	14,441	384.13
Vested	(26,063)	179.78	(21,552)	201.48	(22,826)	192.79
Forfeited	(10,179)	157.19	(11,141)	184.24	(11,593)	173.74

Unvested at end of year	48,477	$177.50	62,542	$199.90	82,440	$200.85

As of December 31, 2024, there was $8.6 million of total unrecognized compensation cost related to time-based awards which is expected to be recognized over a weighted-average period of 2 years.

The following table sets forth a summary of performance-based awards:

	Year Ended December 31,
	2024		2023		2022
	Awards	Weighted Average Fair Value	Awards	Weighted Average Fair Value	Awards	Weighted Average Fair Value
Unvested at beginning of year	151,742	$147.34	145,563	$157.29	143,960	$138.84
Granted	14,648	48.08	17,068	57.83	16,602	324.32
Forfeited	(9,057)	120.82	(10,889)	166.94	(14,999)	145.53

Unvested at end of year	157,333	$139.69	151,742	$147.34	145,563	$157.29

As of December 31, 2024, there was $22.0 million of total unrecognized compensation cost related to performance-based awards. The vesting for these awards is dependent upon certain performance conditions that will only be achieved upon a liquidation event, such as a sale or disposition of the Company at or above a certain targeted amount. Compensation cost will not be recognized until these events are deemed probable to occur.

17. REPORTABLE SEGMENTS

The Company operates through three reportable segments: (1) Americas, which includes North America and Latin America; (2) EMEA, which includes Europe, the Middle East and Africa and (3) APAC, which includes Asia and the western Pacific region. Each segment provides similar services through the Company’s Intelligence and Activation offerings but to different geographic regions across the world.

F-47

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The Company’s chief operating decision maker (“CODM”) is the chief executive officer of the Company. The CODM evaluates performance based on the profit measure of Adjusted EBITDA, on both a consolidated and a segment basis. The CODM uses Adjusted EBITDA as the profit measure because it eliminates the impact of certain items that are not considered indicative of the core operations of the Company’s business, which is useful to compare operating results between periods. The Company’s executive management team also uses Adjusted EBITDA as a compensation measure under the incentive compensation plans. Adjusted EBITDA is also a measure frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies similar to NIQ. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore total segment assets are not presented.

The Company incurs corporate costs related to centralized support functions, including those related to technology, treasury, tax, legal and other centralized functions. Corporate expenses not directly identifiable with a reportable segment are reported below to reconcile the reportable segments to the consolidated financial statements.

The following table sets forth revenue, significant segment expenses regularly provided to the CODM and Adjusted EBITDA by reportable segment for the periods presented:

	2024			2023			2022
(in millions)	Americas	EMEA	APAC	Americas	EMEA	APAC	Americas	EMEA	APAC
Revenues	$1,550.2	$1,731.5	$690.9	$1,348.6	$1,406.6	$586.1	$1,151.7	$1,110.8	$523.9
Less:
Data acquisition costs	354.3	310.7	116.9	307.8	284.6	105.8	286.6	255.6	103.5
Other segment costs(1)	758.1	972.9	423.4	662.1	745.3	359.2	629.0	574.6	318.7

Segment Adjusted EBITDA	$437.8	$447.9	$150.6	$378.7	$376.7	$121.1	$236.1	$280.6	$101.7

(1)	Other segment costs primarily include personnel-related costs, cloud costs, software and hardware maintenance costs and occupancy costs.

F-48

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

The following table reconciles Adjusted EBITDA by segment to loss from continuing operations before income taxes, for the periods presented:

	Year Ended December 31,
(in millions)	2024	2023	2022
Adjusted EBITDA by segment
Americas	$437.8	$378.7	$236.1
EMEA	447.9	376.7	280.6
APAC	150.6	121.1	101.7

Total segment Adjusted EBITDA	1,036.3	876.5	618.4
Adjustments to reconcile to loss from continuing operations before income taxes:
Corporate expenses not allocated to segments	(295.6)	(280.6)	(193.4)
Depreciation and amortization	(596.7)	(460.9)	(301.1)
Interest expense, net	(410.6)	(299.5)	(110.5)
Transformation program costs(1)	(56.0)	(156.7)	(228.3)
GfK integration costs(2)	(126.3)	(45.8)	—
Acquisitions and transaction related costs(3)	(17.6)	(11.8)	(31.9)
Foreign currency exchange (loss) gain, net	(34.2)	4.6	(27.5)
Nonoperating items, net(4)	(86.4)	(24.9)	25.7
Share-based compensation expense	(4.7)	(4.3)	(4.4)
Impairment of long-lived assets	(31.1)	(9.0)	(25.6)
Net income attributable to noncontrolling interests	6.3	3.8	0.5
Other operating items, net(5)	1.4	(3.0)	2.2

Loss from continuing operations before income taxes	$(615.2)	$(411.6)	$(275.9)

(1)

Transformation program costs include employee separation costs as further discussed in Note 14. “Restructuring Activities”, as well as additional costs associated with accelerated technology investment and consultancy and advisory fees incurred to evaluate and improve organizational efficiencies and operations.

(2)

GfK integration costs include employee separation costs as further discussed in Note 14. “Restructuring Activities”, as well as additional costs for consulting fees and integration associated with the GfK Combination.

(3)

Acquisitions and transaction related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, partially offset by any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.

(4)

Consists of adjustments related to: (i) loss on deconsolidation of Russian subsidiaries, (ii) write-off of unamortized debt discount and debt issuance costs, (iii) net periodic pension costs other than service cost, (iv) factoring fees, (v) settlement of tax indemnifications under arrangements with Nielsen and (vi) other nonoperating expense. See Note 18. “Nonoperating (expense) income, net for further information on these adjustments.

(5)	Consists primarily of adjustments related to gain/loss on sale of long-lived assets and gain/loss on settlement of asset retirement obligations.

The Company conducts business in the following countries that hold 10% or more of total tangible long-lived assets:

	December 31,
	2024	2023
Germany	26%	24%
United States	23%	17%

F-49

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Tangible long-lived assets in the Netherlands, the Company’s country of domicile, represented less than 1% of total tangible long-lived assets as of December 31, 2024 and 2023.

18. NONOPERATING (EXPENSE) INCOME, NET

The following table sets forth the components of nonoperating (expense) income, net:

	Year Ended December 31,
(in millions)	2024	2023	2022
Loss on deconsolidation of subsidiaries (Note 4)	$(57.8)	$—	$—
Write-off of unamortized debt discount and debt issuance costs (Note 10)	(35.8)	—	—
Factoring fees	(14.7)	(15.0)	(6.1)
Net periodic pension benefit (cost), other than service cost	2.5	(7.0)	14.6
Earnings from equity method investments	4.7	1.8	2.3
Income from transition services agreement	10.9	—	—
Gain from remeasurement of previously held equity interest (Note 3)	—	15.1	11.7
Settlement of tax indemnification	21.2	(3.5)	17.4
Other	(1.8)	0.5	(0.2)

Nonoperating (expense) income, net	$(70.8)	$(8.1)	$39.7

19. COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and other claims in the ordinary course of business. As of December 31, 2024, the Company does not believe there is a reasonable possibility that any material loss exceeding the amounts already recognized for such legal matters has been incurred. However, the ultimate resolutions of these legal matters are inherently unpredictable. As such, the Company’s financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these legal matters.

The Company has entered into contractual obligations related to agreements to purchase data, data processing, cloud services, information technology services, building maintenance, equipment purchasing and various outsourcing contracts. These agreements are not unilaterally cancellable by the Company, are legally enforceable with respect to the Company and the counterparties, and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. The amounts presented below include the minimum annual payments under the Company’s purchase obligations that have initial or remaining non-cancelable terms in excess of one year.

(in millions)	Contractual Obligations
For the year ending December 31,
2025	$337.3
2026	196.0
2027	132.4
2028	117.6
2029	110.1
Thereafter	71.3

Total	$964.7

The Company also has minimum commitments under non-cancelable operating and finance leases. See Note 9. “Leases” for payments required under operating and finance leases.

F-50

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2024, the Company had $13.7 million in outstanding letters of credit.

As of December 31, 2024, the Consolidated Balance Sheet included a receivable to Nielsen of $5.9 million within prepaid expenses and other current assets and a payable to Nielsen of $35.3 million within other noncurrent liabilities. As of December 31, 2023, the Consolidated Balance Sheet included payables to Nielsen of $0.9 million and $12.9 million within other current liabilities and other noncurrent liabilities, respectively. These balances represent estimated payables to Nielsen under tax indemnification arrangements, pursuant to the purchase and sale agreement with Advent, for certain liabilities to various taxing authorities that are expected to be settled in future periods.

20. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table sets forth the changes in each component of accumulated other comprehensive (loss) income, net of tax:

(in millions)	Foreign Currency Translation	Defined Benefit Plans	Cash Flow Hedges	Accumulated Other Comprehensive (Loss) Income
Balance as of January 1, 2022	$19.1	$16.9	$6.3	$42.3
Foreign currency translation adjustments	(7.4)	—	—	(7.4)
Defined benefit plan adjustments, net of tax of $(3.6)	—	(18.0)	—	(18.0)
Cash flow hedges, net of tax of $—	—	—	58.2	58.2

Balance as of December 31, 2022	11.7	(1.1)	64.5	75.1
Foreign currency translation adjustments	69.5	—	—	69.5
Defined benefit plan adjustments, net of tax of $(3.7)	—	(23.8)	—	(23.8)
Cash flow hedges, net of tax of $—	—	—	(40.1)	(40.1)

Balance as of December 31, 2023	81.2	(24.9)	24.4	80.7
Foreign currency adjustments:
Foreign currency translation adjustments	(95.3)	—	—	(95.3)
Net investment hedges	(1.9)	—	—	(1.9)
Defined benefit plan adjustments, net of tax of $2.2	—	6.3	—	6.3
Cash flow hedges, net of tax of $—	—	—	(27.5)	(27.5)

Balance as of December 31, 2024	$(16.0)	$(18.6)	$(3.1)	$(37.7)

21. SUBSEQUENT EVENTS

On January 24, 2025, the Credit Agreement was amended to reduce the interest rate spreads on the 2023 USD Term Loan, the 2023 EUR Term Loan and the 2023 Liquidity USD Term Loan from 475 basis points to 350 basis points. The amended Credit Agreement also reduced the interest rate spreads on the 2021 USD Term Loan and 2021 EUR Term Loan from 375 basis points to 350 basis points.

On February 3, 2025, the Company completed the sale of its Netquest business and received net proceeds of €54.0 million (equivalent to approximately $56.0 million USD), subject to final closing adjustments. The proceeds were primarily used to repay outstanding borrowings on the Revolver. See Note 4. “Discontinued Operations and Disposals” for further information.

F-51

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

On April 7, 2025, the Company entered into a definitive agreement to acquire the assets of Gastrograph AI, a market leading discovery and inquiry platform for sensory insights, for cash consideration of $12.5 million. This asset acquisition provides the Company with a differentiated artificial intelligence-based analytical capability. The Company expects to complete the transaction in April 2025. The acquisition is not expected to be material to the Company’s Consolidated Statements of Operations.

F-52

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

   Shares

NIQ Global Intelligence plc

Ordinary Shares

Prospectus

J.P. Morgan	BofA Securities	UBS Investment Bank

Barclays	RBC Capital Markets

   , 2025

Through and including   , (25 days after the commencement of this offering), all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of ordinary shares being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

To the fullest extent permitted by Irish law, our Articles of Association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its Articles of Association or any contract between the company and the director or company secretary. This restriction does not apply to our executives who are not directors, the company secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Act.

Our Articles of Association also contain indemnification and expense advancement provisions for persons who are not directors or our company secretary.

We are permitted under our Articles of Association and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. We have obtained and expect to continue to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of Irish law.

Additionally, we and certain of our subsidiaries intend to enter into agreements to indemnify our directors to the maximum extent allowed under applicable law before the completion of the offering. These agreements, among other things, will provide that we will indemnify our directors for certain expenses (including attorneys’ fees),

II-1

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, us, members of our Board of Directors, members of management and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, AI PAVE Dutchco I B.V. issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions. The sales of securities described below were exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Prior to the completion of this offering, these securities will, as part of the Reorganization, be exchanged for our ordinary shares.

Class A share Issuances

In December 2022, AI PAVE Dutchco I B.V. issued an aggregate of 62,951 Class A shares at a price of $542.64 per share, for an aggregate purchase price of $34,159,730.64.

In July 2023, AI PAVE Dutchco I B.V. issued an aggregate of 1,673 Class A shares at a price of $543.00 per share, for an aggregate purchase price of $908,439.00

In July 2023, AI PAVE Dutchco I B.V. issued an aggregate of 676,533 Class A shares as equity consideration in the GfK Combination, in exchange for all issued and outstanding equity interests of GfK.

Class B share Issuances

In November 2024, AI PAVE Dutchco I B.V. issued an aggregate of 12,081 Class B shares at a price of $0.01 per share, for an aggregate purchase price of $120.81.

Class C share Issuances

AI PAVE Dutchco I B.V. issues Class C shares to a management aggregator, AI (Luxembourg) Management & Cy S.C.Sp, which, in turn, grants incentive units to the Company’s executives and other employees.

In February 2022, AI PAVE Dutchco I B.V. issued an aggregate of 4,888 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $48.88.

In March 2022, AI PAVE Dutchco I B.V. issued an aggregate of 13,818 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $138.18.

In June 2022, AI PAVE Dutchco I B.V. issued an aggregate of 8,482 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $84.82.

In May 2023, AI PAVE Dutchco I B.V. issued an aggregate of 20,589 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $205.89.

II-2

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

In November 2023, AI PAVE Dutchco I B.V. issued an aggregate of 8,702 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $87.02.

In February 2024, AI PAVE Dutchco I B.V. issued an aggregate of 6,477 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $64.77.

In May 2024, AI PAVE Dutchco I B.V. issued an aggregate of 2,535 Class C share at a price of $0.01 per shares, for an aggregate purchase price of $25.35.

In August 2024, AI PAVE Dutchco I B.V. issued an aggregate of 3,534 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $35.34.

In September 2024, AI PAVE Dutchco I B.V. issued an aggregate of 123 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $1.23.

In November 2024, AI PAVE Dutchco I B.V. issued an aggregate of 564 Class C shares at a price of $0.01 per share, for an aggregate purchase price of $5.64.

Class D share Issuances

AI PAVE Dutchco I B.V. issues Class D shares to a management aggregator, AI (Luxembourg) Management & Cy S.C.Sp, which, in turn, grants incentive units to the Company’s executives and other employees.

In June 2023, AI PAVE Dutchco I B.V. issued an aggregate of 2,163 Class D shares.

In November 2024, AI PAVE Dutchco I B.V. issued an aggregate of 490 Class D shares.

The Class D shares were issued for an aggregate purchase price of $104,106.93

Class E share Issuances

AI PAVE Dutchco I B.V. issues Class E shares to a management aggregator, AI (Luxembourg) Management & Cy S.C.Sp, which, in turn, grants incentive units to the Company’s executives and other employees.

In June 2023, AI PAVE Dutchco I B.V. issued an aggregate of 1,496 Class E shares.

In October 2024, AI PAVE Dutchco I B.V. issued an aggregate of 4,793 Class E shares.

The Class E shares were issued for an aggregate purchase price of $2,479,680.62.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index following the signature page.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

II-3

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association

4.1*	Form of Ordinary Shares Certificate

4.2	Registration Rights Agreement, dated March 5, 2021

4.3	Registration Rights Agreement, dated July 10, 2023

4.4*	Form of Shareholders’ Agreement

4.5	Warrant, dated March 5, 2021

5.1*	Opinion of Arthur Cox LLP

10.1	Credit Agreement, dated March 5, 2021 by and among AI PAVE Dutchco III B.V., Intermediate Dutch Holdings B.V., Indy US Holdco, LLC, Nielsen Consumer Inc., Indy Dutch Bidco B.V., the revolving borrowers from time to time party thereto, JPMorgan Chase Bank NA., Kroll Agency Services (US) LLC, and the lenders and issuing banks from time to time party thereto

10.2	First Amendment to Credit Agreement, dated November 30, 2021

10.3	Second Amendment to Credit Agreement, dated December 3, 2021

10.4	Third Amendment to Credit Agreement, dated August 31, 2022

10.5	Fourth Amendment to Credit Agreement, dated January 31, 2023

10.6	Fifth Amendment to Credit Agreement, dated February 28, 2023

10.7	Sixth Amendment to Credit Agreement, dated June 7, 2023

II-4

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Exhibit number	Description of exhibit

10.8	Seventh Amendment to Credit Agreement, dated July 10, 2023

10.9	Eighth Amendment to Credit Agreement, dated June 28, 2024

10.10	Ninth Amendment to Credit Agreement, dated July 11, 2024

10.11	Tenth Amendment to Credit Agreement, dated July 18, 2024

10.12	Eleventh Amendment to Credit Agreement, dated January 24, 2025

10.13+*	Employment Agreement, dated February 12, 2025 by and between Nielsen Consumer LLC and James Peck

10.14+*	Employment Agreement, dated February 11, 2025 by and between Nielsen Consumer LLC and Mohit Kapoor

10.15+	Offer Letter, dated March 31, 2022, between Nielsen Consumer LLC and Tracey Massey

10.16+	Offer Letter, dated November 8, 2022, between Nielsen Consumer LLC and Michael Burwell

10.17+	Offer Letter, dated June 27, 2021, between Nielsen Consumer LLC and Shaun Zitting

10.18+*	NIQ Global Intelligence plc 2025 Equity Incentive Plan

10.19+*	Form of RSU Agreement under the NIQ Global Intelligence plc 2025 Equity Incentive Plan

10.20+*	Form of Nonqualified Stock Option Agreement under the NIQ Global Intelligence plc 2025 Equity Incentive Plan

10.21+*	Form of Restricted Stock Agreement under the NIQ Global Intelligence plc 2025 Equity Incentive Plan

10.22+*	NIQ Global Intelligence plc 2025 Employee Stock Purchase Plan

10.23+*	Nielsen Consumer LLC Severance Policy for United States-Based Senior Executives

10.24+*	NielsenIQ U.S. Senior Executive Severance Policy

10.25+*	The NielsenIQ Deferred Compensation Plan

10.26+*	Nielsen Consumer, LLC Annual Incentive Plan

10.27+*	NIQ Global Intelligence plc Director Compensation Policy

10.28+*	Form of Indemnification Agreement

21.1*	List of Subsidiaries

23.1*	Consent of Independent Registered Public Accountant.

23.2*	Consent of Arthur Cox LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

107*	Filing Fee Table

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan, contract or arrangement.

II-5

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, Illinois on   , 2025.

NIQ Global Intelligence plc

By:
Name:	James Peck
Title:	Chief Executive Officer

***

Power of Attorney

The undersigned directors and officers of NIQ Global Intelligence plc hereby appoint each of John Blenke and Michael Burwell as attorney-in-fact for the undersigned, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

James Peck	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2025

Michael Burwell	Chief Financial Officer (Principal Financial Officer)	, 2025

Jamie Palm	Chief Accounting Officer (Principal Accounting Officer)	, 2025

Christopher Egan	Director	, 2025

Racquel Harris Mason	Director	, 2025

Ralf Klein-Bölting	Director	, 2025

Samuel Allen Hamood	Director	, 2025

Todd Lachman	Director	, 2025

Elizabeth Lempres	Director	, 2025

Julien Lo	Director	, 2025

Christopher Pike	Director	, 2025

II-6

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

David Rawlinson	Director	, 2025

Manfred Scheske	Director	, 2025

Charlotte Simonelli	Director	, 2025

Gabriela Weiss	Director	, 2025

John Blenke	Authorized Representative in the United States	, 2025

II-7